Exhibit 99.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

Unity Software Inc.,

Ursa Aroma Merger Subsidiary Ltd.,

and

ironSource Ltd.

dated as of

July 13, 2022

TABLE OF CONTENTS

-i-

-ii-

Annexes

Annex A	Certain Definitions
Annex B	Form of Company Shareholder Voting Agreement
Annex C	Form of Parent Stockholder Voting Agreement
Annex D	Form of Registration Rights Agreement

-iii-

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of July 13, 2022, is by and among Unity Software Inc., a Delaware corporation (“Parent”), Ursa Aroma Merger Subsidiary Ltd., a company organized under the laws of the State of Israel and a direct wholly owned Subsidiary of Parent (“Merger Sub”), and ironSource Ltd., a company organized under the laws of the State of Israel (the “Company”). All capitalized terms used in this Agreement shall have the meanings ascribed to such terms in Annex A or as otherwise defined elsewhere in this Agreement. Parent, Merger Sub and the Company are each sometimes referred to herein as a “Party” and collectively as the “Parties.”

RECITALS

WHEREAS, it is proposed that Merger Sub shall merge with and into the Company (the “Merger”), with the Company surviving the Merger (the “Surviving Company”) as a direct wholly owned Subsidiary of Parent, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the provisions of Sections 314-327 of the Companies Law 5759-1999 of the State of Israel (together with the rules and regulations promulgated thereunder, the “ICL”), pursuant to which each Class A Ordinary Share, no par value, of the Company (“Company Class A Shares”) and each Class B Ordinary Share, no par value, of the Company (“Company Class B Shares” and, together with Company Class A Shares, the “Company Ordinary Shares”), in each case, issued and outstanding immediately prior to the Effective Time, other than Cancelled Shares, will be converted into the right to receive shares of common stock, par value $0.000005 per share, of Parent (“Parent Common Stock”);

WHEREAS, the board of directors of the Company (the “Company Board of Directors”) at a meeting duly called and held, unanimously adopted resolutions, among others, (i) resolving that this Agreement and the transactions contemplated hereby (collectively, the “Transactions”), including the Merger, are fair to, and in the best interests of, the Company and its shareholders (the “Company Shareholders”) and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of the Company to its creditors, (ii) approving this Agreement and the Transactions (including the Parent Stockholder Voting Agreement) on the terms and subject to the conditions set forth herein, and (iii) resolving to recommend that the Company Shareholders approve and adopt this Agreement and the Transactions, including the Merger (the “Company Board Recommendation”);

WHEREAS, the board of directors of Parent (the “Parent Board of Directors”) at a meeting duly called and held, unanimously adopted resolutions, among others, (i) resolving that the issuance of shares of Parent Common Stock pursuant to this Agreement (the “Parent Common Stock Issuance”), this Agreement and the Transactions, are fair to, and in the best interests of, Parent and Parent’s stockholders, (ii) approving the Parent Common Stock Issuance and the Company Shareholder Voting Agreement, (iii) directing that the Parent Common Stock Issuance be submitted to the holders of Parent Common Stock for approval, and (iv) resolving to recommend to the holders of Parent Common Stock to approve the Parent Common Stock Issuance (such recommendation described in this clause (iv), the “Parent Board Recommendation”);

WHEREAS, the board of directors of Merger Sub, and Parent as the sole shareholder of Merger Sub, have approved this Agreement and determined that this Agreement and the Transactions, including the Merger and the Parent Common Stock Issuance, are fair to, and in the best interests of, Parent and Merger Sub and their respective equityholder(s) and further, the board of directors of the Merger Sub determined that considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of the Merger Sub to its creditors;

WHEREAS, as a condition to Parent and Merger Sub entering into this Agreement, and incurring the obligations set forth herein, and as an inducement and in consideration for Parent and Merger Sub to enter into this Agreement, concurrently with the execution and delivery of this Agreement, Parent is entering into a voting agreement, in the form attached as Annex B hereto, with certain Company Shareholders pursuant to which, among other things, such Company Shareholders have agreed, subject to the terms thereof, to vote all of such Company Shareholders’ Company Ordinary Shares in accordance with the terms of such voting agreement (the “Company Shareholder Voting Agreement”);

WHEREAS, as a condition to the Company entering into this Agreement, and incurring the obligations set forth herein, and as an inducement and in consideration for the Company to enter into this Agreement, concurrently with the execution and delivery of this Agreement, (i) the Company is entering into a voting agreement, in the form attached as Annex C hereto, with certain stockholders of Parent pursuant to which, among other things, such stockholders have agreed, subject to the terms thereof, to vote all of such stockholder’s shares of Parent Common Stock in accordance with the terms of such voting agreement (the “Parent Stockholder Voting Agreement”), and (ii) certain shareholders of the Company and certain stockholders of Parent are entering into agreements containing certain restrictions on dispositions of their respective Parent Common Stock (the “Lock Up Undertakings);

WHEREAS, for U.S. federal income tax purposes, the Parties hereto intend the Merger to qualify as a “reorganization” under Section 368(a) (1)(B) of the Code and/or Section 368(a)(2)(E) of the Code, and the Treasury Regulations promulgated thereunder (the “Intended U.S. Tax Treatment”), and this Agreement is intended to be, and is hereby adopted as, a “plan of reorganization” within the meaning of Sections 354 and 361 of the Code and Treasury Regulations Sections 1.368-2(g) and 1.368-3; and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Transactions and also to prescribe various conditions to the Transactions.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties agree as follows:

Article I

THE MERGER

Section 1.1.               The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with Sections 314 through 327 of the ICL, at the Effective Time, Merger Sub (as the target company (Chevrat Ha’Ya’ad) in the Merger) shall be merged with and into the Company (as the absorbing company (HaChevra Ha’Koletet) in the Merger). As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the Surviving Company and shall (a) become a direct wholly owned Subsidiary of Parent; (b) continue to be governed by the Laws of the State of Israel; (c) maintain a registered office in the State of Israel; and (d) succeed to and assume all of the rights, properties and obligations of Merger Sub and the Company in accordance with the ICL.

Section 1.2.               Effect of the Merger. The Merger shall have the effects set forth in the ICL and this Agreement. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, by virtue of, and simultaneously with, the Merger and without any further action on the part of Parent, Merger Sub, the Company or any shareholder of the Company, (a) all the properties, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Company; (b) all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Company; and (c) all the rights, privileges, immunities, powers and franchises of the Company (as the Surviving Company) shall continue unaffected by the Merger in accordance with the ICL. Merger Sub will cease to exist and will be stricken from the records of the Companies Registrar, and the Company will become a private company directly and wholly owned by Parent, all as provided under the ICL.

Section 1.3.               The Closing. The closing of the Merger (the “Closing”) shall take place electronically on a remote basis, at 9:00 a.m., Israel Time on the second (2nd) Business Day after the satisfaction or, to the extent permitted by applicable Law, waiver of the last of the conditions set forth in Article VII to be satisfied or waived (other than any such conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of such conditions at the Closing), unless another date or place is agreed to in writing by the Company and Parent. The date on which the Closing takes place is referred to as the “Closing Date.”

Section 1.4.               Effective Time. As soon as practicable after the determination of the date on which the Closing is to take place in accordance with Section 1.3, each of the Company and Merger Sub shall (and Parent shall cause Merger Sub to), in coordination with each other, deliver to the Registrar of Companies of the State of Israel (the “Companies Registrar”) a notice of the proposed date of the Closing, in which the Parties shall request that the Companies Registrar issue a certificate evidencing the Merger in accordance with Section 323(5) of the ICL (the “Certificate of Merger”) on the date that the Parties shall provide notice to the Companies Registrar that the Closing has occurred, and the Parties shall deliver such notice to the Companies Registrar on the Closing Date. The Merger shall become effective upon the issuance by the Companies Registrar of the Certificate of Merger in accordance with Section 323(5) of the ICL (the time at which the Merger becomes effective is referred to herein as the “Effective Time”). For the avoidance of doubt, it is the intention of the Parties that the Merger shall be declared effective and that the issuance by the Companies Registrar of the Certificate of Merger in accordance with Section 323(5) of the ICL shall both occur on the Closing Date.

Section 1.5.               Governing Documents. At the Effective Time, the articles of association of Merger Sub, as in effect immediately prior to the Effective Time, shall be the articles of association of the Surviving Company, until such articles of association are thereafter duly changed or amended as provided therein or by applicable Law.

Section 1.6.               Officers and Directors. The Parties shall take all actions necessary so that from and after the Effective Time, the individuals designated by Parent no later than ten (10) days prior to the Closing Date shall become the officers and directors of the Surviving Company, until their respective successors have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the articles of association of the Surviving Company.

Article II

TREATMENT OF SECURITIES

Section 2.1.               Treatment of Ordinary Shares.

(a)               The Merger. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company, or any holder of any securities of Parent, Merger Sub or the Company:

(i)            Each Company Ordinary Share issued and outstanding immediately prior to the Effective Time (other than any Cancelled Shares) shall be automatically converted into the right to receive 0.1089 (the “Exchange Ratio”) of a fully paid and nonassessable share of Parent Common Stock, subject to the last sentence of this Section 2.1(a)(i) with respect to fractional shares (the “Merger Consideration”). From and after the Effective Time, all Company Ordinary Shares (other than any Cancelled Shares) shall be deemed under Israeli Law to be owned by Parent, and each holder of a valid certificate or certificates which immediately prior to the Effective Time represented any such Company Ordinary Shares (each, a “Certificate”) or evidenced by way of book-entry in the register of shareholders of the Company immediately prior to the Effective Time (each, a “Book-Entry Share”) shall thereafter cease to have any rights with respect to such Company Ordinary Shares, except the right to receive the applicable Merger Consideration upon the surrender of such Company Ordinary Shares in accordance with Section 2.2. In the event that a holder of Company Ordinary Shares converted pursuant to the Merger would be entitled to receive a fraction of a share of Parent Common Stock (after aggregating all shares represented by the Certificates and Book-Entry Shares delivered by such holder) then the number of shares of Parent Common Stock issuable to such holder shall be rounded up or down to the nearest whole share of Parent Common Stock. Notwithstanding any other provision of this Agreement, the Merger Consideration shall not include any cash.

(ii)            Prior to the Effective Time, any Company Ordinary Shares owned by any direct or indirect Subsidiary of the Company (x) shall be transferred to Company or (y) shall be otherwise cancelled. Each Company Ordinary Share issued and outstanding immediately prior to the Effective Time that is owned or held in treasury by the Company (dormant share (or menayah redumah) under ICL) shall be cancelled and shall cease to exist without any conversion, and no consideration shall be delivered in exchange therefor (the Company Ordinary Shares described in this Section 2.1(a)(ii), collectively, the “Cancelled Shares”).

(iii)            Each ordinary share of Merger Sub issued and outstanding immediately prior to the Effective Time (the “Merger Sub Shares”) shall be automatically converted into and become one validly issued, fully paid and nonassessable Class A Ordinary Share, no par value, of the Surviving Company, and the shares of the Surviving Company into which the Merger Sub Shares are so converted shall be the only shares of the Surviving Company that are issued and outstanding immediately after the Effective Time. Following the Effective Time, each certificate evidencing ownership of shares of the Merger Sub Shares shall evidence ownership of such shares of the Surviving Company.

(b)               Adjustment to Merger Consideration. The Merger Consideration shall be adjusted appropriately, without duplication, to reflect the effect of any stock (or share) split, reverse stock (or share) split, stock (or share) dividend (including any dividend or distribution of securities convertible into Company Ordinary Shares or Parent Common Stock, as applicable), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the number of Company Ordinary Shares or shares of Parent Common Stock outstanding after the date hereof and prior to the Effective Time. Nothing in this Section 2.1(b) shall be construed to permit the Company or Parent to take any action with respect to its securities that is prohibited by the terms of this Agreement.

Section 2.2.               Payment for Securities; Surrender of Certificates.

(a)               Exchange Fund. Prior to the Effective Time, Parent shall designate a bank or trust company reasonably acceptable to the Company to act as the exchange agent in connection with the Merger (which shall designate a local Israeli sub-paying agent) (the “Exchange Agent”). The Exchange Agent shall also act as the agent for the Company Shareholders for the purpose of receiving and holding their Certificates and Book-Entry Shares and shall obtain no rights or interests in the shares represented thereby. At or immediately prior to the Effective Time, Parent shall deposit with the Exchange Agent, with no withholding of Taxes, evidence of Parent Common Stock issuable pursuant to Section 2.1(a) in book-entry form equal to the Merger Consideration and any dividends or other distributions under Section 2.2(f) (such evidence of book-entry shares of Parent Common Stock, together with any dividends or other distributions with respect thereto, the “Exchange Fund”), in each case, for the sole benefit of the holders of Company Ordinary Shares and if and to the extent required pursuant to Section 2.4, in the Israeli sub-paying agent’s name held in trust for the applicable holders of Company Ordinary Shares. In the event the Exchange Fund shall be insufficient to pay the Merger Consideration in accordance with Section 2.1(a) and any dividends or other distributions under Section 2.2(f), Parent shall promptly deposit, with no withholding, additional shares of Parent Common Stock or, with respect to any dividends or other distributions under Section 2.2(f), funds with the Exchange Agent in an amount that is equal to the shortfall that is required to make such payment. Parent shall cause the Exchange Agent to make, and the Exchange Agent shall make, delivery of the Merger Consideration and any amounts payable in respect of dividends or other distributions on shares of Parent Common Stock in accordance with Section 2.2(f), out of the Exchange Fund in accordance with this Agreement. The Exchange Fund shall not be used for any purpose that is not expressly provided for in this Agreement. The cash portion of the Exchange Fund (which shall only be in respect of dividends or other distributions under Section 2.2(f)), if any, shall be invested by the Exchange Agent as reasonably directed by Parent; provided, however, that any investment of such cash shall in all events be limited to direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the U.S. government, in commercial paper rated P-1 or A-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $10 billion (based on the most recent financial statements of such bank that are then publicly available), and that no such investment or loss thereon shall affect the amounts payable to holders of Certificates or Book-Entry Shares pursuant to this Article II. Any interest and other income resulting from such investments shall be paid to Parent, and Parent shall be treated as the owner of such interest and other income for all Tax purposes. It is clarified that any Merger Consideration deliverable to holders of 102 Shares shall be issued under the Company’s Equity Plans which shall be assumed by Parent at Closing and are qualified plans pursuant to Section 102 of the Ordinance and delivered to the 102 Trustee, all subject to and pursuant to the applicable provisions of Section 102 of the Ordinance and the 102 Tax Ruling, the 103K Tax Ruling or any other approval that may be issued by the ITA, provided such other approval was approved in writing by Parent or its advisors (not to be unreasonably withheld, conditioned or delayed) in advance, as applicable.

(b)               Procedures for Surrender.

(i)            Certificates. Promptly after the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record of a Certificate and whose Company Ordinary Shares were converted pursuant to Section 2.1 into the right to receive the Merger Consideration (A) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or affidavits of loss in lieu thereof and, if required by Parent, an indemnity bond) to the Exchange Agent and shall be in such form and have such other provisions as Parent may reasonably specify and (B) instructions for effecting the surrender of the Certificates (or affidavits of loss in lieu thereof and, if required by Parent, an indemnity bond) in exchange for payment of the Merger Consideration into which such Company Ordinary Shares have been converted pursuant to Section 2.1, and any dividends or other distributions on shares of Parent Common Stock in accordance with Section 2.2(f). Upon surrender of a Certificate (or an affidavit of loss in lieu thereof and, if required by Parent, an indemnity bond) for cancellation to the Exchange Agent, together with such letter of transmittal duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor the applicable Merger Consideration pursuant to the provisions of this Article II, and any amounts that such holder has the right to receive in respect of dividends or other distributions on shares of Parent Common Stock in accordance with Section 2.2(f), for each Company Ordinary Share formerly represented by such Certificate, and the Certificate (or affidavit of loss in lieu thereof) so surrendered shall be forthwith cancelled. The Exchange Agent shall accept such Certificates (or affidavits of loss in lieu thereof and, if required by Parent, an indemnity bond) upon compliance with such reasonable terms and conditions as shall be reflected in the exchange agreement to be agreed upon by Parent, the Company and the Exchange Agent prior to the Effective Time (with each acting reasonably). If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate is registered, it shall be a condition precedent of payment that (x) the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and (y) the Person requesting such payment shall have paid any transfer and other similar Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate surrendered or shall have established to the satisfaction of Parent that such Tax either has been paid or is not required to be paid.

(ii)            Book-Entry Shares. Any holder of any Book-Entry Shares and whose Company Ordinary Shares were converted pursuant to Section 2.1 into the right to receive the Merger Consideration shall not be required to deliver a Certificate (nor an affidavit of loss in lieu thereof nor an indemnity bond) or an executed letter of transmittal to the Exchange Agent to receive the Merger Consideration. In lieu thereof, each registered holder of one or more Book-Entry Shares shall automatically upon the Effective Time be entitled to receive, and Parent shall cause the Exchange Agent to pay and deliver immediately after the Effective Time the applicable Merger Consideration pursuant to the provisions of this Article II, and any amounts that such holder has the right to receive in respect of dividends or other distributions on shares of Parent Common Stock in accordance with Section 2.2(f), for each Company Ordinary Share formerly represented by such Book-Entry Share, and the Book-Entry Share so exchanged shall be forthwith cancelled. Payment of the Merger Consideration with respect to Book-Entry Shares shall only be made to the person in whose name such Book-Entry Shares are registered.

(iii)            No Interest. No interest shall be paid or accrue on any portion of the Merger Consideration payable upon surrender of any Certificate (or affidavit of loss in lieu thereof in accordance with Section 2.2(e)) or in respect of any Book-Entry Share.

(c)               Transfer Books; No Further Ownership Rights in Company Ordinary Shares. At the Effective Time, the share transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of Company Ordinary Shares on the records of the Company. Until surrendered as contemplated by this Section 2.2, each Certificate and Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the applicable Merger Consideration as contemplated by this Article II. If, after the Effective Time, Certificates or Book-Entry Shares are presented to Parent for any reason, they shall be cancelled and exchanged as provided in this Agreement.

(d)               Termination of Exchange Fund; No Liability. At any time following the first (1st) anniversary of the Effective Time, Parent shall be entitled to require the Exchange Agent to deliver to Parent any funds (including any interest received with respect thereto) remaining in the Exchange Fund that have not been disbursed, or for which disbursement is pending subject only to the Exchange Agent’s routine administrative procedures, to holders of Certificates or Book-Entry Shares, and thereafter such holders shall be entitled to look only to Parent (subject to abandoned property, escheat or similar Laws) as general creditors thereof with respect to the applicable Merger Consideration and any dividends or other distributions on shares of Parent Common Stock in accordance with Section 2.2(f), payable upon due surrender of their Certificates (or affidavit of loss in lieu thereof in accordance with Section 2.2(e)) or Book-Entry Shares and compliance with the procedures in Section 2.2(b), without any interest thereon. Notwithstanding the foregoing, none of Parent, Merger Sub, the Company, the Surviving Company or the Exchange Agent shall be liable to any holder of a Certificate or Book-Entry Share for any Merger Consideration or other amounts delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(e)               Lost, Stolen or Destroyed Certificates. In the event that any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof and, if required by Parent, an indemnity bond, the applicable Merger Consideration payable in respect thereof pursuant to Section 2.1, and any dividends or other distributions on shares of Parent Common Stock in accordance with Section 2.2(f).

(f)                Dividends or Distributions with Respect to Parent Common Stock. No dividends or other distributions with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate or Book-Entry Share with respect to the shares of Parent Common Stock issuable hereunder, and all such dividends and other distributions shall be paid by Parent to the Exchange Agent and shall be included in the Exchange Fund, in each case, until the surrender of such Certificate (or affidavit of loss in lieu thereof and, if required by Parent, an indemnity bond) or Book-Entry Share in accordance with this Agreement. Subject to applicable Law, following surrender of any such Certificate (or affidavit of loss in lieu thereof and, if required by Parent, an indemnity bond) or Book-Entry Share, there shall be paid to the holder thereof, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such shares of Parent Common Stock to which such holder is entitled pursuant to this Agreement and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such shares of Parent Common Stock.

Section 2.3.               Treatment of Company Equity Awards.

(a)               Company Options.

(i)            At the Effective Time, each Company Option that is outstanding and unexercised immediately prior to the Effective Time and held by any person who is a Service Provider immediately prior to the Effective Time and continues to be a Service Provider immediately following the Effective Time (each, a “Continuing Service Provider”), whether vested or unvested, including, for the avoidance of doubt, any Company Option with an exercise price per share equal to or greater than the Per Share Cash Equivalent Consideration, shall, without any action on the part of Parent, the Company or the holder thereof, cease to represent a right to acquire Company Ordinary Shares and shall be assumed by Parent and shall be converted into an option to purchase the number of shares of Parent Common Stock (each, a “Converted Parent Stock Option”) pursuant to this Section 2.3(a)(i). Each Converted Parent Stock Option shall be assumed based on the same tax route under which the assumed Company Option qualified (provided that with respect to 102 Options issued under Section 102, the 102 Tax Ruling has approved the tax free rollover and tax route continuity and in accordance with the provisions of such ruling), and shall continue to have, and shall be subject to, the same terms and conditions (including status of vesting and vesting schedule) as applied to the Company Option immediately prior to the Effective Time, except that each Converted Parent Stock Option shall (i) represent an option to acquire that number of whole shares of Parent Common Stock, rounded down to the nearest whole number of shares, equal to the product obtained by multiplying (x) the number of Company Ordinary Shares subject to such Company Option immediately prior to the Effective Time, by (y) the Exchange Ratio and (ii) have an exercise price per share of Parent Common Stock equal to the quotient obtained by dividing (i) the per share exercise price for the Company Ordinary Shares subject to the corresponding Company Option immediately prior to the Effective Time by (ii) the Exchange Ratio, rounded up to the nearest whole cent; provided, that the exercise price and the number of shares of Parent Common Stock subject to such Converted Parent Stock Option shall be determined consistent with the requirements of Section 409A of the Code, and, in the case of Company Options that are intended to qualify as incentive stock options within the meaning of Section 422 of the Code, consistent with the requirements of Section 424(a) of the Code. The Converted Parent Stock Option, to the extent issued in exchange for Company Option that is 102 Options, shall be deposited with the 102 Trustee to be held and released in accordance with their terms, the applicable provisions of Section 102 of the Ordinance, the 102 Tax Ruling or the 103K Tax Ruling, or any other approval that may be issued by the ITA, provided such other approval was approved in writing by Parent or its advisors (not to be unreasonably withheld, conditioned or delayed) in advance, as applicable.

(ii)            At the Effective Time, each Company Option that is outstanding, vested (taking into account any acceleration of vesting as a result of the consummation of the Merger) and unexercised immediately prior to the Effective Time and held by any individual who is not a Continuing Service Provider (each such individual, a “Non-Continuing Service Provider”) shall, in each case, without any action on the part of Parent, the Company or any other Person, be cancelled, with the holder of such Company Option becoming entitled to receive at the Effective Time, in full satisfaction of the rights of such holder with respect thereto, the Merger Consideration in respect of each Net Share covered by such Company Option, subject to applicable withholding tax; provided that, for the avoidance of doubt, if the exercise price per share of any such Company Option is equal to or greater than the Per Share Cash Equivalent Consideration, such Company Option shall be cancelled without any payment being made in respect thereof. It is clarified that any Merger Consideration deliverable to holders of 102 Options and 102 Shares shall be issued under the Company Equity Plans which shall be assumed by Parent at Closing and are qualified plans pursuant to Section 102 of the Ordinance, and delivered to the 102 Trustee, all subject to and pursuant to the applicable provisions of Section 102 of the Ordinance and the 102 Tax Ruling, the 103K Tax Ruling or any other approval that may be issued by the ITA, provided such other approval was approved in writing by Parent or its advisors (not to be unreasonably withheld, conditioned or delayed) in advance, as applicable. The applicable taxes required to be withheld from such Merger Consideration shall be reduced by a number of shares of Parent Common Stock having a value equal to all applicable tax withholding obligations relating to such Merger Consideration, with the value of the Parent Common Stock for purposes of such deduction determined based on the Parent Trading Price.

(iii)            Each Company Option that is outstanding and unvested (taking into account any acceleration of vesting as a result of the consummation of the Merger) immediately prior to the Effective Time and held by a Non-Continuing Service Provider shall be cancelled immediately prior to the Effective Time for no consideration.

(iv)            Notwithstanding any other provision in this Agreement, Company Options described in Schedule 2.3(a)(iv) shall be treated as set forth in such Schedule.

(b)               Company RSUs.

(i)            At the Effective Time, each Company RSU that is outstanding and unvested immediately prior to the Effective Time and each Company RSU that is outstanding and vested immediately prior to the Effective Time (taking into account any acceleration of vesting as a result of the consummation of the Merger) but has not been settled prior to the Effective Time, and, in each case, held by any person who is a Continuing Service Provider shall, without any action on the part of Parent, the Company or the holder thereof, be assumed and converted automatically into a restricted stock unit with respect to a number of shares of Parent Common Stock (each, a “Converted Parent RSU”) pursuant to this Section 2.3(b)(i). Each Converted Parent RSU shall be assumed based on the same tax route under which the assumed Company RSU qualified (provided that with respect to 102 RSUs the 102 Tax Ruling has approved the tax free rollover and tax route continuity and in accordance with the provisions of such ruling) and continue to have, and shall be subject to, the same terms and conditions (including status of vesting and vesting schedule) as applied to the Company RSU immediately prior to the Effective Time, except that the number of shares of Parent Common Stock subject to each Converted Parent RSU shall be equal to the product obtained by multiplying (i) the total number of Company Ordinary Shares subject to the Company RSU immediately prior to the Effective Time by (ii) the Exchange Ratio, with any fractional shares rounded up to the nearest whole share. The Converted Parent RSU, to the extent issued in exchange for Company RSU that is 102 RSU, shall be deposited with the 102 Trustee to be held and released in accordance with their terms, the provisions of Section 102 of the Ordinance, the 102 Tax Ruling, the 103K Tax Ruling, or any other approval that may be issued by the ITA, provided such other approval was approved in writing by Parent or its advisors (not to be unreasonably withheld, conditioned or delayed) in advance, as applicable.

(ii)            At the Effective Time, each Company RSU that is outstanding and vested immediately prior to the Effective Time (taking into account any acceleration of vesting as a result of the consummation of the Merger) but has not been settled prior to the Effective Time and held by any person who is a Non-Continuing Service Provider, without any action on the part of Parent, the Company or the holder thereof, shall be cancelled, with the holder of such Company RSU becoming entitled to receive at the Effective Time (or such later date required by Section 409A of the Code), in full satisfaction of the rights of such holder with respect thereto, the Merger Consideration in respect of each Company Ordinary Share subject to such Company RSU immediately prior to the Effective Time, subject to applicable withholding tax. It is clarified that any Merger Consideration deliverable to holders of 102 RSUs shall be delivered to the 102 Trustee, all subject to and pursuant to the applicable provisions of Section 102 of the Ordinance and the 102 Tax Ruling, the 103K Tax Ruling or any other approval that may be issued by the ITA, provided such other approval was approved in writing by Parent or its advisors (not to be unreasonably withheld, conditioned or delayed) in advance, as applicable. The applicable taxes required to be withheld from such Merger Consideration, if any, shall be reduced by a number of shares of Parent Common Stock having a value equal to all applicable tax withholding obligations relating to such Merger Consideration, with the value of the Parent Common Stock for purposes of such deduction determined based on the Parent Trading Price.

(iii)            Each Company RSU that is outstanding and unvested (taking into account any acceleration of vesting as a result of the consummation of the Merger) as of immediately prior to the Effective Time and held by a Non-Continuing Service Provider shall be cancelled immediately prior to the Effective Time for no consideration.

(c)               Necessary Actions. Prior to the Effective Time, the Company shall pass resolutions as are necessary for the treatment of the Company Equity Awards as contemplated by this Section 2.3 and the termination of the Company ESPP. At or prior to the Effective Time, Parent shall take all reasonable actions required to be taken by Parent, including (i) the assumption of the Company Equity Plans and approval of issuance of the Merger Consideration deliverable to holders of 102 Shares, Converted Parent RSUs and Converted Parent Stock Options, (ii) filing any applicable notices with the ITA and depositing the Merger Consideration deliverable to holders of 102 Shares, the Converted Parent RSUs and Converted Parent Stock Options issued in exchange for 102 Shares, 102 Options and 102 RSUs with the 102 Trustee in accordance with the requirements and provisions of the 102 Tax Ruling or the 103K Tax Ruling, as applicable.

(d)               Registration Statement. Substantially concurrently with the Closing, Parent shall prepare and file with the SEC a post-effective amendment to the Registration Statement or a new Form S-8 registering a number of shares of Parent Common Stock necessary to fulfill Parent’s obligations under this Section 2.3 (except for (i) Parent Common Stock issuable with respect to 102 Options or 102 RSUs or 102 Shares and (ii) Parent Common Stock issuable to Non-Continuing Service Providers, all of which will be covered by the Form S-4 Registration Statement). Parent will exercise reasonable best efforts to maintain the effectiveness of such registration statement (and maintain the current status of the prospectus or prospectuses with respect thereto) for so long as any Company Equity Award assumed by Parent in accordance with this Section 2.3 remains outstanding and will reserve a sufficient number of shares of Parent Common Stock for issuance upon exercise or settlement thereof.

Section 2.4.               Withholding.

(a)               Each of Parent, Merger Sub, the Company, the Surviving Company, and the Exchange Agent (or anyone on its behalf, including an Israeli sub-paying agent) (each a “Payor”) shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Company Ordinary Shares or Company Equity Awards such amounts as it is required to deduct and withhold with respect to the making of such payment under the Ordinance, the Code or any other applicable state, local or foreign Tax law. To the extent that amounts are so withheld by the applicable Payor, (i) such withheld amounts shall be timely remitted by the applicable Payor to the applicable Governmental Entity, (ii) the Payor shall provide to the payment recipient in respect of which such deduction and withholding was made satisfactory evidence regarding any such withholding, and (iii) such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Company Ordinary Shares or Company Equity Awards in respect of which such deduction and withholding was made by such Payor.

(b)               Notwithstanding Section 2.4(a), but subject to Section 2.4(f) below, with respect to Israeli Taxes, and in accordance with the undertaking of the Israeli sub-paying agent of the Exchange Agent, acting in coordination with the Exchange Agent, provided to Parent prior to the Closing Date pursuant to Section 6.2.4.3 of the Income Tax Circular 19/2018 (Transaction for Sale of Rights in a Corporation that includes Consideration that will be transferred to the Seller at Future Dates) (the “Exchange Agent Undertaking”), the Merger Consideration payable or otherwise deliverable to any recipient hereunder (except for holders of Company Equity Awards and holders of 102 Shares) shall be transferred by the Exchange Agent to, and retained by, the Israeli sub-paying agent for the sole respective benefit of each such recipient, and held in trust by the Israeli sub-paying agent for each such recipient, for a period of 365 days from Closing (including with respect to any consideration deliverable to such recipient as a result of any adjustment pursuant to Section 2.1(b), from the date on which such consideration becomes deliverable to such recipient) or an earlier date required in writing by a recipient or the ITA (the “Withholding Drop Date”), during which time the Israeli sub-paying agent shall not withhold any Israeli Tax from such Merger Consideration except as provided below. Until no later than three (3) Business Days before the Withholding Drop Date, each recipient or the Company may obtain a certification or ruling or any other written instructions regarding Tax withholdings issued by the ITA, in form and substance reasonably acceptable to the Israeli sub-paying agent, that is applicable to the payments or other consideration to be made to any Person pursuant to this Agreement stating that no withholding, or reduced withholding, of any Israeli Tax is required with respect to such payment or other consideration or providing any other instructions regarding Tax withholding (a “Valid Tax Certificate”). For the avoidance of any doubt, each of the 103K Tax Ruling, 104H Tax Ruling and Withholding Tax Ruling, if obtained, is a Valid Tax Certificate.

(c)               Notwithstanding anything to the contrary in this Agreement (but subject to clause (b) above), with respect to any recipient of shares of Parent Common Stock pursuant to this Agreement, (i) the shares of Parent Common Stock shall be issued in the name of the Israeli sub-paying agent to be held in trust for the relevant recipient and delivered to such recipient in compliance with the withholding requirements under this Section 2.4, and (ii) to the extent that the Israeli sub-paying agent is obliged to withhold Israeli Taxes, such recipient shall provide the Israeli sub-paying agent with cash in the amount due with regards to such Israeli Taxes, within five Business Days from receipt of a request from the Israeli sub-paying agent to make such payment, and in any event prior to the release of the Merger Consideration deliverable to such recipient, or alternatively, shall present to the Israeli sub-paying agent a Valid Tax Certificate, or evidence satisfactory to the Israeli sub-paying agent that the full applicable Tax amount with respect to such recipient, as reasonably determined by the Israeli sub-paying agent, has been withheld. In the event that such recipient fails to provide the Israeli sub-paying agent with the full amount in cash necessary to satisfy such Israeli Taxes or such Valid Tax Certificate evidencing payment of the applicable Tax amount required to be deducted with respect to such recipient within such timeframe, the Israeli sub-paying agent shall be entitled to sell recipient’s shares of Parent Common Stock on the open market to a person other than Parent or any Affiliate of Parent and with reasonable commercial terms to the extent necessary to satisfy the amount due with regards to such Israeli Taxes. Any cash proceeds from any such sale in excess of the amount of Israeli Taxes due with respect to a recipient, net of any expenses, shall be delivered to the applicable recipient and the Israeli Taxes shall be remitted to the ITA. Any costs or expenses incurred by the Israeli sub-paying agent in connection with such sale shall be borne by such recipient of shares of Parent Common Stock. Any such recipient of Parent Common Stock hereby waives, releases and absolutely and forever discharges Parent, the Israeli sub-paying agent, the Exchange Agent or anyone acting on their behalf from and against any and all claims for any losses in connection with the sale of any portion of the shares of Parent Common Stock otherwise deliverable to such recipient in compliance with the withholding requirements under this Section 2.4.

(d)               For the avoidance of doubt, but subject to Section 2.4(e) below, each recipient of Parent Common Stock shall be treated as the beneficial owner of such Parent Common Stock for all tax purposes as of the Effective Time, including with respect to all voting and dividend rights applicable to the Parent Common Stock. To the extent the Israeli sub-paying agent sells any of a recipient’s Parent Common Stock as set forth in Section 2.4(c), (i) the Israeli sub-paying agent shall be acting on behalf of the recipient, solely as an agent of the recipient, for administrative convenience, (ii) the recipient shall be treated as the seller of such Parent Common Stock for all Tax purposes, including Tax reporting, and (iii) the recipient shall be responsible for, and hold the Israeli sub-paying agent, the Exchange Agent, Parent and the Company, and each of their respective representatives and Affiliates, harmless from, any Taxes arising as a result of the sale of Parent Common Stock.

(e)               Notwithstanding anything to the contrary in this Agreement, if any of the Withholding Tax Ruling, the 103K Tax Ruling or the 104H Tax Ruling shall be obtained and delivered to Parent, the Exchange Agent, the Israeli sub-paying agent and the trustee appointed under the 103K Tax Ruling or the 104H Tax Ruling, if any and as applicable, prior to the applicable withholding date, then the provisions of the Withholding Tax Ruling, the 103K Tax Ruling or the 104H Tax Ruling, as the case may be, shall apply and all applicable withholding procedures with respect to any recipients shall be made in accordance with the provisions of such rulings, as the case may be.

(f)                Notwithstanding the above, any consideration paid or issued to a holder of Company Equity Awards or 102 Shares (including the issuance of Converted Parent RSUs and Converted Parent Stock Options) pursuant to this Agreement, will be subject to deduction or withholding of Israeli Tax under the Israeli Tax Ordinance on the 16th day of the calendar month following the month during which the Closing occurs, unless prior to the 16th day of the calendar month following the month during which the Closing occurs, (i) with respect to 102 Shares, 102 RSUs and 102 Options - the 102 Tax Ruling (or the 103K Tax Ruling, as applicable) shall have been obtained providing for no withholding or determining the withholding procedure, and (ii) with respect to holders of Company Equity Awards who are not Israeli residents - the Withholding Tax Ruling or the 103K Tax Ruling provides for no withholding of Israeli Tax (and if such determination is subject to fulfillment of certain requirements, such requirements shall have been fulfilled). For the purpose of funding any withholding Tax, if any, the Exchange Agent, the Parent, the Company or 102 Trustee shall be entitled to sell recipient’s shares of Parent Common Stock on reasonable commercial terms to the extent necessary to satisfy the full amount due with regards to such Israeli Taxes.

(g)               Any withholding made in NIS with respect to payments made hereunder in dollars will be calculated based on a conversion rate on the payment date and in such manner as the Exchange Agent (or the Israeli sub-paying agent) reasonably determines to be in compliance with applicable Tax law and any Tax ruling issued by the ITA. Any currency conversion commissions will be borne by the applicable consideration recipient and deducted from any consideration to be delivered to such payment recipient.

Section 2.5.               Fractional Shares. No certificate or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates or Book-Entry Shares. Any fractional share of Parent Common Stock that otherwise would be issuable pursuant to the Merger shall be treated as provided in the last sentence of Section 2.1(a)(i).

Section 2.6.               U.S. Tax Treatment. For U.S. federal income tax purposes, the Parties hereto intend the Merger to qualify for the Intended U.S. Tax Treatment, and this Agreement is intended to be, and is hereby adopted as, a “plan of reorganization” within the meaning of Sections 354 and 361 of the Code and Treasury Regulations Sections 1.368-2(g) and 1.368-3.

Article III

REPRESENTATIONS AND
WARRANTIES OF THE COMPANY

Except as disclosed in (x) any Company SEC Documents filed or furnished by the Company with the SEC and publicly available prior to the date of this Agreement (including exhibits and other information incorporated by reference therein, but excluding any predictive, cautionary or forward looking disclosures contained under the captions “risk factors,” “forward looking statements” or any similar precautionary sections and any other disclosures contained therein that are non-specific, predictive, cautionary or forward looking in nature) or (y) the applicable section of the disclosure letter delivered by the Company to Parent immediately prior to the execution of this Agreement (the “Company Disclosure Letter”) (it being understood that any information set forth in one section or subsection of the Company Disclosure Letter shall be deemed to apply to and qualify (or, as applicable, a disclosure for purposes of) the representation and warranty set forth in this Agreement to which it corresponds in number and, whether or not an explicit reference or cross-reference is made, each other representation and warranty set forth in this Article III for which it is reasonably apparent on its face that such information is relevant to such other section), the Company represents and warrants to Parent and Merger Sub as set forth below.

Section 3.1.               Qualification, Organization, etc.

(a)               The Company is a corporation duly organized and validly existing under the Laws of the State of Israel, it is not a “defaulting company” as such term is defined in the ICL, and it has the requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted. Except as would not be material to the Company and the Company Subsidiaries, taken as a whole, each Company Subsidiary is a legal entity duly organized and validly existing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted. Each of the Company and the Company Subsidiaries is qualified to do business and is in good standing (to the extent such concept is recognized under applicable Law) in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification or to be in good standing, except where the failure to be so qualified or, where relevant, in good standing, (1) has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and (2) has not had and would not, either individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of the Company to consummate the Transactions, including the Merger, prior to the Outside Date. The Company has filed with the SEC, prior to the date hereof, a complete and accurate copy of the Articles of Association as amended to the date hereof. The Articles of Association are in full force and effect and the Company is not in violation of the Articles of Association. The Company has made available to Parent prior to the date hereof complete and accurate copies of the articles of association, certificates of incorporation, bylaws, or equivalent organizational or governing documents, of each of the Company’s “significant subsidiaries” within the meaning of Rule 1-02 of Regulation S-X of the SEC, each as currently in effect.

(b)               All the issued and outstanding shares of capital stock of, or other equity interests in, each Company Subsidiary have been validly issued and are fully paid and nonassessable and are wholly owned, directly or indirectly, by the Company free and clear of all Liens, other than Company Permitted Liens. Section 3.1(b)(1) of the Company Disclosure Letter sets forth an accurate and complete list of each Company Subsidiary, together with (i) the jurisdiction of incorporation or organization, as the case may be, of each Company Subsidiary, (ii) the type and percentage of interests held, directly or indirectly, by the Company in each Company Subsidiary and (iii) the names and type of and percentage interests held by any Person other than the Company or a Company Subsidiary in each Company Subsidiary. Section 3.1(b)(2) of the Company Disclosure Letter sets forth an accurate and complete list of each Person (other than a Company Subsidiary) in which the Company or any Company Subsidiary owns an equity interest, together with (i) the jurisdiction of incorporation or organization, as the case may be, of such Person, and (ii) the type and percentage of interests held, directly or indirectly, by the Company or Company Subsidiary in such Person.

Section 3.2.               Capitalization.

(a)               The authorized share capital of the Company consists of 10,000,000,000 Company Class A Shares and 1,500,000,000 Company Class B Shares. As of July 10, 2022 (the “Company Capitalization Date”), (i) (A) 679,642,718 Company Class A Shares were issued and outstanding, (B) 343,363,643 Company Class B Shares were issued and outstanding, (C) no Company Class A Shares nor any Company Class B Shares were held in the Company’s treasury, (D)  6,745,955 Company Class A Shares and no Company Class B Shares were held by the Company Subsidiaries, (E) Company Options covering 53,308,450 Company Class A Shares and 48,642,180 Company Class B Shares were outstanding, with a weighted average exercise price per share of $1.83, and (F) Company RSUs covering 33,080,097 Company Class A Shares and 22,837 Company Class B Shares were outstanding; (ii) 175,061,446 Company Class A Shares and 89,834,856 Company Class B Shares were reserved for issuance pursuant to the Company Equity Plans; (iii) 24,740,547 Company Class A Shares were reserved for issuance pursuant to the Company ESPP. All the outstanding Company Ordinary Shares are, and all Company Ordinary Shares reserved for issuance as described above shall be, when issued in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights. The Company has sufficient authorized and unissued Company Class A Shares to effect the conversion of all outstanding Company Class B Shares into Company Class A Shares.

(b)               Prior to the date hereof, the Company delivered to Parent a true and complete list, as of the Company Capitalization Date (as supplemented by the information set forth in Section 3.2(b) of the Company Disclosure Letter), of (i) each Company Equity Award, (ii) the name of the Company Equity Award holder, (iii) the number of Company Class A Shares and the number of Company Class B Shares underlying each Company Equity Award, as applicable, (iv) the date on which the Company Equity Award was granted, (v) the Company Equity Plan under which the Company Equity Award was granted, (vi) the vesting schedule with respect to the Company Equity Award, including any right of acceleration of such vesting schedule, (vii) the exercise price of each Company Equity Award, if applicable, (viii) the expiration date of each Company Equity Award, if applicable, (ix) whether such Company Equity Award constitutes an “incentive stock option” within the meaning of Section 422 of the Code, if applicable and (x) whether each such Company Equity Award is a 3(i) Option or 102 Option or 102 RSU and, for 102 Options and 102 RSUs, the date of deposit with the 102 Trustee. Accurate and complete copies of the standard grant agreement evidencing the Company Equity Awards have been made available to Parent. All Company Equity Awards have been granted in compliance with applicable Law and the terms of the Company Equity Plan. No Company Option or other stock right of the Company (as defined in U.S. Treasury Regulation 1.409A-1(l)) granted to any Person who is subject to taxation under the Code (A) has an exercise price less than the fair market value of the underlying equity as of the date such option or right was granted (as determined in accordance with Section 409A of the Code), (B) has any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise or disposition of such option or rights or (C) has been made with respect to any class of stock of the Company that is not “service recipient stock” (within the meaning of applicable regulations under Section 409A of the Code).

(c)               Except as set forth in Section 3.2(a) and Section 3.2(b), and other than the Company Ordinary Shares that have become outstanding after the Company Capitalization Date that were reserved for issuance as set forth in Section 3.2(a)(ii) and issued in accordance with the terms of the applicable Company Equity Plan and Company Equity Award, and other than as set forth in Section 3.2(c) of the Company Disclosure Letter, in each case as of the date hereof: (i) the Company does not have any shares or other equity interests issued or outstanding and (ii) there are no outstanding subscriptions, options, warrants, puts, calls, exchangeable or convertible securities or other similar rights, agreements or commitments or any other Contract to which the Company or any Company Subsidiary is a party or is otherwise bound obligating the Company or any Company Subsidiary to (A) issue, transfer or sell, or make any payment with respect to, any shares of or other equity interests of the Company or any Company Subsidiary or securities convertible into, exchangeable for or exercisable for, or that correspond to, such shares or equity interests, (B) grant, extend or enter into any such subscription, option, warrant, put, call, exchangeable or convertible securities or other similar right, agreement or commitment, (C) redeem or otherwise acquire any such shares or other equity interests or (D) provide any amount of funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Company Subsidiary (that is not wholly owned) or any other Person. There are no outstanding obligations of the Company or any Company Subsidiary (1) restricting the transfer of, (2) affecting the voting rights of, (3) requiring the repurchase, redemption or disposition of, or containing any right of first refusal, right of first offer or similar right with respect to, (4) other than the Company Shareholders Agreement, requiring the registration for sale of (including under any subscription agreements entered into by the Company or any Company Subsidiaries) or (5) granting any preemptive or anti-dilutive rights with respect to, any shares of or other equity interests of the Company or any Company Subsidiary.

(d)               Neither the Company nor any Company Subsidiary has outstanding bonds, debentures, notes or other similar obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the Company Shareholders on any matter.

(e)               Except as set forth in Section 3.2(e) of the Company Disclosure Letter, there are no shareholder agreements, voting trusts, registration rights agreements, subscription agreements or other similar agreements, commitments or understandings to which the Company or any Company Subsidiary is a party with respect to the shares of or other equity interests of the Company, other than the Company Shareholders Agreement.

Section 3.3.               Corporate Authority.

(a)               The Company has all requisite corporate power and authority to execute and deliver this Agreement and, subject to the receipt of the Company Shareholder Approval, to consummate the Transactions, including the Merger. The execution and delivery of this Agreement, the performance of the Company’s obligations under this Agreement, and the consummation of the Transactions have been duly and validly authorized by the Company Board of Directors and no other corporate proceedings (pursuant to the ICL, the Articles of Association or otherwise) on the part of the Company are necessary to authorize the performance of the Company’s obligations under this Agreement or the consummation of, and to consummate, the Transactions, except for the receipt of the Company Shareholder Approval and for the filing and recordation of appropriate merger documents as required by the ICL (including, the Merger Proposal).

(b)               The affirmative votes of (x) the holders of a majority of the outstanding voting power of the Company (with all classes of Company Ordinary Shares voting together as a single class), (y) the holders of a majority of the outstanding Company Class A Shares and (z) the holders of a majority of the outstanding Company Class B Shares, in each case with respect to clauses (x), (y) and (z), represented at a general meeting and/or class of shareholders in person or by proxy and voting thereon, provided, that as related to subsections (x), (y) and (z), either (A) such majority includes also a majority of the voting power of the holders who do not have a “personal interest” in such approval and participated in the respective vote, or (B) the shares voted by shareholders who have no “personal interest” in such approval who vote against the transaction represented no more than 2% of the outstanding voting power of the applicable group of shares set forth in subsections (x), (y) and (z) (collectively, the “Company Shareholder Approval”), are the only votes of the holders of any class or series of the Company’s share capital necessary to approve this Agreement, the Merger and the consummation of the Transactions.

(c)               On or prior to the date hereof, the Company Board of Directors at a meeting duly called and held in compliance with the requirements of ICL and the Articles of Association, unanimously adopted resolutions (i) resolving that this Agreement and the Transactions are fair to, and in the best interests of, the Company and the Company Shareholders and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of the Company to its creditors, (ii) approving the Merger, this Agreement, the Parent Stockholder Voting Agreement and the Transactions on the terms and subject to the conditions set forth herein, and (iii) resolving to make the Company Board Recommendation. None of the foregoing actions by the Company Board of Directors has been rescinded or modified in any way.

(d)               This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes the valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, examinership, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought (collectively, the “Enforceability Limitations”).

Section 3.4.               Governmental Consents; No Violation.

(a)               Other than in connection with or in compliance with (i) the filing of the Merger Proposal with the Companies Registrar and all such other notices or filings required under the ICL with respect to the consummation of the Merger and the issuance of the Certificate of Merger by the Companies Registrar, (ii) the filing of the Joint Proxy Statement and the Registration Statement with the SEC and any amendments or supplements thereto and declaration of effectiveness of the Registration Statement and the mailing of the Joint Proxy Statement, (iii) the Securities Act, (iv) the Exchange Act, (v) applicable state securities, takeover and “blue sky” laws, (vi) the HSR Act and any other requisite clearances or approvals under any other applicable requirements of other Regulatory Laws set forth on Section 3.4(a) of the Company Disclosure Letter, (vii) the application for and receipt of the ISA No-Action Letter or receiving the Dual Listing Permit (or, if applicable, the Alternative ISA Approvals), and (viii) any applicable requirements of the NYSE, no authorization, permit, notification to, consent or approval of, or filing with, any Governmental Entity is necessary or required, under applicable Law, for the consummation by the Company of the Transactions, except for such authorizations, permits, notifications, consents, approvals or filings that, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, (1) a Company Material Adverse Effect or (2) a material adverse effect on the ability of the Company to consummate the Transactions, including the Merger, prior to the Outside Date.

(b)               The execution and delivery by the Company of this Agreement do not, and, subject to the receipt of the Company Shareholder Approval and except as described in Section 3.4(b) of the Company Disclosure Letter, the consummation of the Transactions and performance and compliance with the provisions hereof will not (i) conflict with or result in any violation or breach of, or result in a default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, modification, cancellation, first offer, first refusal or acceleration of any obligation or to the loss of a benefit under, any Material Contract or Company Permit, or result in the creation of any Lien upon any of the properties, rights or assets of the Company or any Company Subsidiary, other than Company Permitted Liens, (ii) conflict with or result in any violation of any provision of the Articles of Association or the organizational or governing documents of any Company Subsidiary or (iii) conflict with or violate any Laws applicable to the Company or any Company Subsidiary or any of their respective properties, rights or assets, other than in the case of clauses (i) and (iii), any such violation, breach, conflict, default, termination, modification, cancellation, acceleration, right, loss or Lien that has not had and would not reasonably be expected to have, individually or in the aggregate, (1) a Company Material Adverse Effect or (2) a material adverse effect on the ability of the Company to consummate the Transactions, including the Merger, prior to the Outside Date.

Section 3.5.               SEC Reports and Financial Statements.

(a)               Since June 28, 2021, the Company has timely filed or furnished all forms, statements, schedules, documents and reports required to be filed or furnished by it with the SEC (such forms, statements, schedules, documents and reports, the “Company SEC Documents”). As of their respective filing dates or, if amended prior to the date hereof, as of the date of (and giving effect to) the last such amendment, the Company SEC Documents complied in all material respects with the applicable requirements of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”), the Securities Act and the Exchange Act, as the case may be, and the applicable rules and regulations promulgated thereunder and the listing and corporate governance rules and regulations of the NYSE, and none of the Company SEC Documents contained (or, with respect to the Company SEC Documents filed after the date hereof, will contain) any untrue statement of a material fact or omitted (or with respect to the Company SEC Documents filed after the date hereof, will omit) to state any material fact required to be stated therein or necessary to make the statements therein, at the time and in light of the circumstances under which they were made, not misleading. Since June 28, 2021, neither the Company nor any Company Subsidiary has received from the SEC or any other Governmental Entity any written comments or questions with respect to any of the Company SEC Documents (including the financial statements included therein) that are not resolved, or, as of the date hereof, has received any written notice from the SEC or other Governmental Entity that such Company SEC Documents (including the financial statements included therein) are being reviewed or investigated, and, to the Company’s Knowledge, there is not, as of the date hereof, any investigation or review being conducted by the SEC or any other Governmental Entity of any Company SEC Documents (including the financial statements included therein). No Company Subsidiary is required to file any forms, reports or other documents with the SEC.

(b)               The consolidated financial statements (including all related notes and schedules) of the Company included or incorporated by reference in the Company SEC Documents when filed or, if amended prior to the date hereof, as of the date of (and giving effect to) the last such amendment, complied in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, in each case in effect at the time of such filing, and fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited quarterly financial statements, to normal year-end audit adjustments and any other adjustment described therein permitted by the rules and regulations of the SEC and to the absence of notes) in conformity with United States Generally Accepted Accounting Principles (“GAAP”) applied on a consistent basis during the periods involved (subject, in the case of the unaudited quarterly financial statements, to normal year-end audit adjustments and any other adjustment described therein permitted by the rules and regulations of the SEC and to the absence of notes).

(c)               The Company is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act. Each required form, report and document containing financial statements that has been filed with or submitted to the SEC was accompanied by any certifications required to be filed or submitted by the Company’s principal executive officer and principal financial officer pursuant to the Sarbanes-Oxley Act and, at the time of filing or submission of each such certification, such certification complied in all material respects with the applicable provisions of the Sarbanes-Oxley Act. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act. Neither the Company nor any of its executive officers has received written notice from any Governmental Entity challenging or questioning the accuracy, completeness, form or manner of filing of such certifications.

(d)               Neither the Company nor any Company Subsidiary is a party to, or has any Contract to become a party to, any joint venture, off-balance sheet partnership or any similar Contract, including any Contract relating to any transaction or relationship between or among the Company or any Company Subsidiary, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any off-balance sheet arrangements (as defined in Item 303(a) of Regulation S-K of the SEC), in any such case, where the purpose of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company in the Company’s published financial statements or any Company SEC Documents.

(e)               As of the date of this Agreement, the Company is a “foreign private issuer” as such term is defined under the Exchange Act.

Section 3.6.               Internal Controls and Procedures.

(a)               Except as set forth in Section 3.6 of the Company Disclosure Letter, the Company has established and maintains, and at all times since June 28, 2021 the Company has maintained, disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act, designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and which includes policies and procedures that: (a) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and that receipts and expenditures are being made only in accordance with authorizations of management and directors of the Company and (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company that could have a material effect on the financial statements.

(b)               The Company’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act.

(c)               Since June 28, 2021, the Company’s principal executive officer and its principal financial officer have disclosed to the Company’s auditors and the audit committee of the Company Board of Directors (the material circumstances of which (if any) have been made available to Parent) (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting, (ii) any fraud, whether or not material, that involves management or other employees who have a role in the preparation of financial statements or the internal accounting controls, and (iii) any claim or allegation regarding any of the foregoing. Since June 28, 2021, neither the Company nor any Company Subsidiary has received any material, unresolved complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any Company Subsidiary or their respective internal accounting controls.

Section 3.7.               No Undisclosed Liabilities. Neither the Company nor any Company Subsidiary has any liabilities of any nature that would be required by GAAP to be reflected upon or reserved against in a consolidated balance sheet of the Company and the Company Subsidiaries (or disclosed in the notes to such balance sheet), whether or not accrued, contingent, absolute or otherwise, except (a) as and to the extent specifically disclosed, reflected or reserved against in the Company’s consolidated balance sheet (or the notes thereto) as of March 31, 2022 included in the Company SEC Documents filed or furnished prior to the date hereof, (b) for liabilities incurred in the ordinary course of business consistent with past practice since March 31, 2022 (other than any liability for any material breaches of Contracts), (c) as expressly required by this Agreement, (d) as set forth in Section 3.7 of the Company Disclosure Letter, and (e) for liabilities which have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.8.               Absence of Certain Changes or Events.

(a)               From December 31, 2021 through the date hereof, there has not occurred any Effect that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)               From December 31, 2021 through the date hereof, (i) except to the extent it relates to the events giving rise to and the discussion and negotiation of this Agreement and the Transactions, the businesses of the Company and the Company Subsidiaries have been conducted in all material respects in the ordinary course of business consistent with past practice and (ii) neither the Company nor any Company Subsidiary has taken any action, except as set forth in Section 3.8(b) of the Company Disclosure Letter, that, if taken after the date hereof, would constitute a breach of, or require the consent of Parent under, Section 5.1(i), (ii), (iii), (vii), (xv), (xvi), (xvii), (xix), (xxiii) or (xxvii) (to the extent clause (xxvii) relates to the foregoing clauses).

Section 3.9.               Compliance with Law; Permits.

(a)               Except as set forth in Section 3.9 of the Company Disclose Letter, the Company and each Company Subsidiary is and has been since January 1, 2019 in compliance with, and not in default under or in violation of, any Laws (including COVID-19 Measures, Environmental Laws and employee benefits and labor Laws) applicable to the Company or such Company Subsidiary or any of their respective properties or assets, except where such non-compliance, default or violation has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Other than as may be triggered by this Agreement and the consummation of the Transactions, the Spin-Off Tax Ruling has been complied with since its issuance and has not otherwise been breached.

(b)               The Company and the Company Subsidiaries are and have been since January 1, 2019 in possession of all franchises, grants, authorizations, business licenses, permits, easements, variances, exceptions, consents, certificates, approvals, registrations, clearances and orders of any Governmental Entity or pursuant to any applicable Law necessary for the Company and the Company Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted (the “Company Permits”), except where the failure to have any of the Company Permits has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all Company Permits are in full force and effect, no default (with or without notice, lapse of time or both) has occurred under any such Company Permit and none of the Company or any Company Subsidiary has received any written notice from any Governmental Entity threatening to suspend, revoke, withdraw or modify any such Company Permit.

(c)               Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2019, none of the Company or any Company Subsidiary, or, to the Company’s Knowledge, any of the Company’s or the Company Subsidiaries’ respective Representatives acting on behalf of the Company or any Company Subsidiary, has (i) taken any action in violation of any applicable Anti-Corruption Law, or (ii) offered, authorized, provided or given any payment or thing of value to any Person, including a “foreign official” (as defined by the FCPA), for the purpose of influencing any act or decision of such Person to unlawfully obtain or retain business or other advantage.

(d)               Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2019, none of the Company or any Company Subsidiary has been subject to any actual, pending, or, to the Company’s Knowledge, threatened civil, criminal, or administrative Proceedings, or made any voluntary disclosures to any Governmental Entity, involving the Company or any Company Subsidiary in any way relating to applicable Anti-Corruption Laws. The Company and each Company Subsidiary has established and maintains a compliance program and reasonable internal controls and procedures to promote compliance with the requirements of applicable Anti-Corruption Laws.

(e)               Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, each of the Company and the Company Subsidiaries are in compliance with, and at all times in the past three (3) years have complied with, Export Control Laws.

(f)                Without limiting the foregoing, in the past three (3) years: (i) each of the Company and the Company Subsidiaries has obtained all export and import licenses, license exceptions and other consents, notices, waivers, approvals, orders, authorizations, registrations, declarations and filings with any Governmental Entity required for (A) the export, import and re-export of products, services, software and technologies and (B) releases of technologies and software to foreign nationals (clauses (A) and (B), collectively, “Export Approvals”), in all cases, except where failure to do so would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (ii) each of the Company and the Company Subsidiaries is in compliance in all material respects with the terms of all applicable Export Approvals, (iii) there are no pending or, to the Knowledge of the Company, threatened Proceedings against the Company or any of the Company Subsidiaries with respect to such Export Approvals, and (iv) no Export Approvals for the transfer of export licenses to Parent, any of its affiliates or the Company are required. None of the Company or the Company Subsidiaries use, develop, or engage in defense articles or defense services controlled by the International Traffic in Arms Regulations (22 C.F.R. Parts 120-130) or the Defense Export Control Law-2007.

(g)               Neither the Company, the Company Subsidiaries, nor, to the Company’s Knowledge, any of the Company’s or the Company Subsidiaries’ respective directors, officers or employees acting on behalf of the Company or any Company Subsidiary, respectively, is a Person with whom dealings are prohibited or restricted under any applicable Sanctions, including as a result of being: (i) located, organized, or resident in a country or territory that is the target of a comprehensive trade embargo by the United States government or the Israeli government, including, without limitations, Iran, Cuba, North Korea, Syria, the Crimea, region of Ukraine, the so-called Donetsk People’s Republic, and the so-called Luhansk People’s Republic (collectively, “Sanctioned Countries”); (ii) identified on any list of Sanctions maintained by the United States, Israel, the United Kingdom, United Nation Security Council or the European Union, or (iii) owned fifty percent or more in the aggregate, or otherwise directly or indirectly controlled (where relevant under applicable Sanctions), by one or more such Persons set out in clauses (i) or (ii) of this Section 3.9(g) (collectively, “Sanctioned Persons”). Neither the Company, the Company Subsidiaries, nor, to the Company’s Knowledge, any of the Company’s or the Company Subsidiaries’ respective directors, officers or employees acting on behalf of the Company or any Company Subsidiary, respectively, is engaged in dealings or transactions in or with Sanctioned Countries or Sanctioned Persons in any way that represents a material violation of applicable Sanctions or Export Control Laws.

(h)               Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, in the past three (3) years, none of the Company or the Company Subsidiaries has been, to the Knowledge of the Company, the subject of any investigation, inquiry, or Proceeding, or received any written communication from a Governmental Entity, in each case regarding non-compliance with Sanctions and Export Control Laws, and none of the Company or the Company Subsidiaries has conducted or initiated any internal investigations or filed any voluntary disclosures regarding possible violations of Sanctions and Export Control Laws.

Section 3.10.           Employee Benefit Plans.

(a)               Section 3.10(a) of the Company Disclosure Letter sets forth a complete and accurate list of each material Company Benefit Plan. For purposes of this Agreement, “Company Benefit Plan” means each employee benefit plan (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, and each bonus, stock, stock option or other equity-based compensation arrangement or plan, incentive, deferred compensation, retirement or supplemental retirement, severance, employment, change-in-control, profit sharing, provident funds (including pension funds, managers' insurance policies, further education funds or other similar funds), vacation, cafeteria, dependent care, medical care, employee assistance program, education or tuition assistance programs, and each insurance and other similar fringe or employee benefit plan, policy, program, agreement or arrangement, in each case, for the benefit of current or former Service Providers (or any dependent or beneficiary thereof) of the Company or any Company Subsidiary or any of their ERISA Affiliates and with respect to which the Company or any Company Subsidiary has or may have any obligation or liability (whether actual or contingent), but excluding any plan, program, agreement, contract, policy or arrangement mandated by applicable Law. With respect to each material Company Benefit Plan, the Company has made available to Parent correct and complete copies of, in each case, to the extent applicable, (i) all plan documents (or, in the case of any unwritten Company Benefit Plans, written description of the material terms thereof), summary plan descriptions, summaries of material modifications, and amendments related to such plans and any related trust agreement, (ii) the most recent Form 5500 Annual Report, (iii) the most recent audited financial statement and actuarial valuation, (iv) all material filings and correspondence in the past three (3) years with any Governmental Entity, (v) all material related agreements, insurance contracts and other agreements which implement each such Company Benefit Plan and (vi) all material records, notices and filings concerning Internal Revenue Service or U.S. Department of Labor audits or investigations.

(b)               Except as has not had and does not constitute a Company Material Adverse Effect, each of the Company Benefit Plans has been operated, administered and funded in accordance with its terms and in compliance with applicable Law, including ERISA, the Code and, in each case, the regulations thereunder. No liability under Title IV of ERISA has been incurred by the Company, the Company Subsidiaries or any of their respective ERISA Affiliates that has not been satisfied in full, and to the Company’s Knowledge no condition exists that is likely to cause the Company, the Company Subsidiaries or any of their ERISA Affiliates to incur any such liability. Except as has not had and does not constitute a Company Material Adverse Effect, all contributions or other amounts payable by the Company or the Company Subsidiaries pursuant to each Company Benefit Plan in respect of current or prior plan years have been timely paid or accrued in accordance with GAAP or applicable international accounting standards. There are no pending, or to the Company’s Knowledge, threatened claims, actions, investigations or audits (other than routine claims for benefits) by, on behalf of or against any of the Company Benefit Plans or any trusts related thereto that would result in a Company Material Adverse Effect.

(c)               No Company Benefit Plan is, and neither the Company nor any ERISA Affiliate thereof contributes to, has at any time contributed to or has any liability or obligation, whether fixed or contingent, with respect to (i) a multiemployer plan, as defined in Section 3(37) of ERISA, (ii) a single employer plan or other pension plan that is subject to Title IV of ERISA or Section 302 of ERISA or Section 412 of the Code, or (iii) voluntary employee benefit association under Section 501(a)(9) of the Code. Except as has not had and does not constitute a Company Material Adverse Effect, the Company and each of its ERISA Affiliates are in compliance with (x) the applicable requirements of Section 4980B of the Code and any similar state law, and (y) the applicable requirements of the Patient Protection and Affordable Care Act of 2010, as amended.

(d)               No Company Benefit Plan provides health or welfare benefits coverage, including life insurance or medical benefits (whether or not insured), with respect to current or former Service Providers beyond their retirement or other termination of service, other than coverage mandated by the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, or other Law.

(e)               (i) Each of the Company Benefit Plans that is intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter or may rely on a prototype opinion letter as to its qualification and (ii) to the Company’s Knowledge, there are no existing circumstances or any events that have occurred that would reasonably be expected to materially and adversely affect the qualified status of any such plan. Each such favorable determination letter has been provided or made available to Parent.

(f)                Except as set forth in Section 3.10(f) of the Company Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the Transactions (either alone or in conjunction with any other event) will, except as required by the terms of this Agreement, (i) result in any material payment (including severance and unemployment compensation, forgiveness of Indebtedness or otherwise) becoming due to any current Service Provider under any Company Benefit Plan or otherwise, (ii) materially increase any benefits otherwise payable under any Company Benefit Plan, (iii) result in any acceleration of the time of payment, funding or vesting of any such benefits, (iv) result in any breach or violation of, or default under or limit the Company’s right to amend, modify, terminate or transfer the assets of, any Company Benefit Plan or (v) result in any payment (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulations Section 1.280G-1) that would, individually or in combination with any other such payment, constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code.

(g)               Except as does not constitute a Company Material Adverse Effect, each Company Benefit Plan, if any, which is maintained outside of the United States (i) has been operated in conformance with the applicable statutes or governmental regulations and rulings relating to such plans in the jurisdictions in which such Company Benefit Plan is present or operates and, to the extent relevant, the United States, (ii) that is intended to qualify for special tax treatment meet all requirements for such treatment and (iii) that is intended to be funded or book-reserved are fully funded or book reserved, as appropriate, based upon reasonable actuarial assumptions.

(h)               Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Benefit Plan has been maintained and operated in documentary and operational compliance with Section 409A of the Code and applicable guidance thereunder or an available exemption therefrom.

(i)                 The Company is not a party to nor does it have any material obligation under any Company Benefit Plan to compensate any Person for excise Taxes payable pursuant to Section 4999 of the Code or for additional Taxes payable pursuant to Section 409A of the Code.

Section 3.11.           Labor Matters.

(a)               Neither the Company nor any Company Subsidiary is a party to, or bound by, any collective bargaining agreement, union memoranda of understanding, or other Contract with a labor or trade union, works council, labor organization or similar body involving any of its employees or employee representatives (a “Collective Bargaining Agreement”). Except for extension orders, which generally apply to all employees in Israel, no extension orders apply to the Company nor to any Israeli Company Subsidiary and no employee of the Company or of any Israeli Company Subsidiary benefits from any such extension orders. Neither the Company nor any Company Subsidiary is, nor has it in the past three (3) years been, subject to a strike or work stoppage and to the Company’s Knowledge there is no pending strike or work stoppage involving the Company or any Company Subsidiary. There are no labor organizations representing, and to the Company’s Knowledge there are no labor organizations purporting to represent or seeking to represent, any of the Company’s or any Company Subsidiary’s employees. There have been no organizational campaigns, petitions, or other unionization activities with respect to the formation of a collective bargaining unit made or, to the Company’s Knowledge, threatened involving employees of the Company or any Company Subsidiary.

(b)               The Company and each Company Subsidiary is, and during the last five (5) years has been, in compliance with all applicable Laws relating to employment, including labor, employment, termination of employment, privacy issues, fringe benefits, immigration, fair employment practices, terms and conditions of employment, workers’ compensation, occupational safety, plant closings, mass layoffs, worker classification, harassment, discrimination, retaliation, payment of social security, exempt and non-exempt status, remote work, restrictive covenants, compensation and benefits, wages and hours of work, overtime, working during rest days, notices to employees, COVID-19 Measures, engagement of Service Providers, enforcement of labor laws, obligations to provide statutory severance pay under the Israeli Severance Pay Law-1963 and vacation pursuant to the Israeli Annual Leave Law-1951, and the Worker Adjustment and Retraining Notification Act of 1988, as amended, in each case except where such non-compliance has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)               No current or former employee, consultant, or independent contractor of the Company or any Company Subsidiary has violated any confidentiality or proprietary information agreement or any restrictive covenant agreements, except for such violations that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there are no Proceedings pending, and as of the date of this Agreement neither the Company nor any Company Subsidiary intends to bring any Proceedings, against any current or former employee, consultant, or independent contractor of the Company or any Company Subsidiary for alleged violations of any confidentiality or proprietary information agreement or any restrictive covenant agreements.

(d)               In the last three (3) years, to the Company’s Knowledge, no material allegations of harassment, discrimination, sexual assault or sexual misconduct have been made involving any current or former employee at the level of Vice President or above. In the last three (3) years, neither the Company nor any of the Company Subsidiaries have entered into any settlement agreements or conducted any investigations related to allegations of harassment, discrimination, sexual assault or sexual misconduct by any current or former employee at the level of Vice President or above.

(e)               Except as set forth in Section 3.11(e) of the Company Disclosure Letter, the Section 14 arrangement under the Israeli Severance Pay Law (5273-1963) was applied to all former and current Israeli employees of the Company of the Company Subsidiaries in accordance in all material respects with the terms of the general permit issued by the Israeli Labor Minister based on such employees full salaries and from their commencement date of employment.

Section 3.12.           Tax Matters. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a)               Except as set forth in Section 3.12(a) of the Company Disclosure Letter, the Company and the Company Subsidiaries have timely filed (taking into account any extension of time within which to file) all Tax Returns that are required to be filed by or with respect to any of them and all such Tax Returns are true, correct and complete;

(b)               The Company and the Company Subsidiaries have timely paid to the appropriate Governmental Entity all Taxes due and owing by any of them, other than Taxes contested in good faith or for which adequate reserves, in accordance with GAAP, have been established;

(c)               The Company and the Company Subsidiaries have complied with all applicable Laws relating to the payment, withholding, collection and remittance of Taxes;

(d)               Except as set forth in Section 3.12(d) of the Company Disclosure Letter, there is no (i) claim, litigation, proceeding, or to the Knowledge of the Company, any audit, examination or investigation pending or threatened in writing with respect to any Taxes of the Company or any Company Subsidiary, or (ii) deficiency of an amount of Taxes that has been assessed by any Governmental Entity against the Company or any Company Subsidiary and that has not been fully satisfied by payment or is being contested in good faith by appropriate proceedings;

(e)               Within the last two (2) years, neither the Company nor any Company Subsidiary has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355(a) of the Code;

(f)                None of the Company or any Company Subsidiary (i) is a party to or bound by, or has any obligation under, any Tax allocation, sharing, indemnity, or reimbursement agreement (other than (1) any customary provisions in ordinary course commercial agreements not primarily related to Taxes, and (2) any agreement or arrangement solely among the Company and the Company Subsidiaries) or (ii) has any liability for Taxes of any Person (other than the Company or any Company Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or non-U.S. Law) or as transferee or successor, by contract or otherwise;

(g)               Neither the Company nor any Company Subsidiary is aware of the existence of any fact, or has taken or agreed to take any action, that could reasonably be expected to prevent or impede the Merger from qualifying for the Intended U.S. Tax Treatment;

(h)               There are no Liens for Taxes upon any property or assets of the Company or any Company Subsidiary, other than Company Permitted Liens;

(i)                 No claim has been made in writing by any Tax authority in a jurisdiction where the Company or any Company Subsidiary has not filed Tax Returns of a particular type that the Company or any Company Subsidiary is or may be subject to Tax by, or required to file Tax Returns with respect to such Taxes in, such jurisdiction;

(j)                 Neither the Company nor any Company Subsidiary is bound with respect to the current or any future taxable period by any closing agreement (within the meaning of Section 7121(a) of the Code or any similar or analogous provision of state, local or non-U.S. Law) or other ruling or written agreement with a Tax authority, in each case, with respect to Taxes;

(k)               Neither the Company nor any Company Subsidiary has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (or any similar provision of state, local or non-U.S. Law);

(l)                 Each Company Equity Plan is intended to qualify as a capital gains route plan under Section 102(b)(2) and 102(b)(3) of the Ordinance (each, a “Section 102 Plan”) and has received a favorable determination or approval letter from, or is otherwise approved by, or deemed approved by passage of time without objection by, the ITA. All 102 Shares, 102 RSUs and 102 Options which were issued under any Section 102 Plan were and are currently in compliance in all respects with the applicable requirements of Section 102 (including the relevant sub-section of Section 102) and the written requirements and guidance of the ITA, including the adoption of the applicable board and shareholders resolutions, the timely filing of the necessary documents with the ITA, the submission of the application to the ITA to qualify as a Section 102 Plan, the grant of 102 Options or 102 RSUs only following the lapse of the required 30-day period from the filing of the Section 102 Plan with the ITA, receipt of all required tax rulings, the receipt of the required written consents from the holders (including the execution by each holder of 102 RSUs, 102 Options and 102 Shares of an undertaking to comply with the provisions of Section 102 of the Ordinance), the appointment of an authorized trustee to hold the Company Equity Awards and Company Ordinary Shares, and the due deposit of such 102 Options, 102 RSUs and 102 Shares with such trustee pursuant to the terms of Section 102, and applicable regulations and rules and the guidance published by the ITA on July 24, 2012 and clarification dated November 6, 2012;

(m)             Except as set forth in Section 3.12(m) of the Company Disclosure Letter, the Company and the Company Subsidiaries comply with the requirements of Section 85A of the Ordinance and the regulations promulgated thereunder;

(n)               Except as set forth in Section 3.12(n) of the Company Disclosure Letter, neither the Company nor any Company Subsidiary is subject to restrictions or limitations pursuant to Part E2 of the Ordinance or pursuant to any Tax ruling made in connection with the provisions of Part E2 of the Ordinance;

(o)               Except as set forth in Section 3.12(o) of the Company Disclosure Letter, neither the Company nor any of Company Subsidiary has undertaken or is engaged in any transaction that will require special reporting in accordance with Section 131(g) of the Ordinance and the Israeli Income Tax Regulations (Tax Planning Requiring Reporting), 2006. Neither the Company nor any nor any of Company Subsidiary is subject to any reporting obligations under Sections 131D and 131E of the Ordinance or any similar provision under any other local or foreign Tax law, and including with respect to VAT;

(p)               The Company is not and has never been a real property corporation (Igud Mekarke’in) within the meaning of this term under Section 1 of the Israeli Land Taxation Law (Appreciation and Acquisition), 5723-1963;

(q)               The Company is duly registered for the purposes of Israeli value added tax (“VAT”). The Company (i) has not made any exempt transactions (as defined in the Israel Value Added Tax Law of 1975) and, to the Company’s Knowledge, there are no circumstances by reason of which there might not be an entitlement to full credit of all VAT chargeable or paid on inputs, supplies and other transactions and imports made by it, (ii) has collected and timely remitted to the relevant Tax authority all output VAT which it is required to collect and remit under any applicable Law, and (iii) has not received a refund for input VAT for which it is not entitled under any applicable Law;

(r)                Section 3.12(r) of the Company Disclosure Letter sets forth a complete and accurate list as of the date hereof of all elections to be treated or benefits claimed by the Company or any Company Subsidiary as a “Benefited Enterprise” (Mifaal Mutav), a “Preferred Enterprise” (Mifaal Muadaf) or a “Technology Enterprise” (Mifaal Technology) or any other elections or benefits under the Law for Encouragement of Capital Investments, of 1959;

(s)                Immediately following the Effective Time, Parent will directly own 100 percent of the issued and outstanding shares of the Company.

Section 3.13.           Litigation; Orders. Except as set forth in Section 3.13 of the Company Disclosure Letter, there are no Proceedings pending or, to the Company’s Knowledge, threatened against the Company or any Company Subsidiary or any of their respective properties, rights or assets by or before, and there are no orders, judgments or decrees of or settlement agreements with, any Governmental Entity, that are or would reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole.

Section 3.14.           Intellectual Property.

(a)               Section 3.14(a) of the Company Disclosure Letter sets forth a true, correct and complete list of all (i) Patents, registered Marks and other material Registered Company Intellectual Property Rights and (ii) material unregistered Marks included in the Owned Company IP. For each item of Registered Company Intellectual Property Rights, Section 3.14(a) of the Company Disclosure Letter lists (A) the record owner of such item (B) the jurisdiction in which such item is filed, registered, pending or issued, (C) the issuance, registration or application date and number of such item, and (D) for each material Domain Name registration, the applicable Domain Name registrar, the name of the registrant and the expiration date for the registration.

(b)               Each material item of Registered Company Intellectual Property Rights is subsisting and to the Company’s Knowledge, each material item of Company Intellectual Property (other than applications for registrations) is valid and enforceable. No Proceeding (other than office actions in connection with the prosecution of applications) is pending or, to the Company’s Knowledge, threatened by or before any Governmental Entity, that challenges the legality, validity, enforceability, registration, use or ownership of any Patents, registered Marks and other material Owned Company IP.

(c)               Except as set forth in Section 3.14(c) of the Company Disclosure Letter, and except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, (i) the Company, or the applicable Company Subsidiary, is the sole and exclusive owner of all right, title and interest in and to the Owned Company IP, free and clear of all Liens (other than Company Permitted Liens), (ii) the Owned Company IP is freely transferable and assignable without restriction and without payment of any kind to any third Person and (iii) material Licensed IP is validly licensed to the Company or the applicable Company Subsidiary. As of the Closing, the Company or the applicable Company Subsidiary will own, license, sublicense or otherwise possess legally enforceable rights to use all Intellectual Property necessary and sufficient to conduct the Company’s business, except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole.

(d)               Except as set forth in Section 3.14(d) of the Company Disclosure Letter, no Proceedings are pending or, to the Company’s Knowledge, are threatened against the Company or any Company Subsidiary, (i) alleging that the Company or any Company Subsidiary is infringing, misappropriating, diluting, using or disclosing without authorization or otherwise violating the Intellectual Property of any Person, (ii) inviting the Company or any Company Subsidiary to take a license under any Intellectual Property Rights or consider the applicability of any Intellectual Property Rights to any Company Offering or the conduct of the Company’s business, or (iii) challenging the legality, ownership, use, registration, validity or enforceability of any Company Intellectual Property Rights or Company Intellectual Property.

(e)               Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, neither the conduct of the Company’s business, nor any Company Offering (including the use, practice, offering, licensing, provision, sale, distribution or other exploitation of any Company Offering), (i) has been in the last three (3) years or is currently infringing, misappropriating, misusing, diluting, using or disclosing without authorization, or otherwise violating any Intellectual Property Rights of any third Person, (ii) has been in the last three (3) years or is currently contributing to or inducing any infringement, misappropriation or other violation of any Intellectual Property Rights of any third Person, or (iii) has in the last three (3) years constituted or currently constitutes unfair competition or trade practices under the Laws of any relevant jurisdiction.

(f)                Except as set forth in Section 3.14(f) of the Company Disclosure Letter, in the last three (3) years, neither the Company nor any Company Subsidiary has instituted or threatened in writing to institute any Proceeding against any Person alleging any infringement, misappropriation, misuse, dilution, unauthorized use or disclosure or other violation of any material Company Intellectual Property Rights, Company Intellectual Property, or Company Offering. To the Company’s Knowledge, no Person is infringing, misappropriating, misusing, diluting, using or disclosing without authorization, or otherwise violating any material Company Intellectual Property Rights, Company Intellectual Property or Company Offering.

(g)               Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, the Company and each Company Subsidiary has taken commercially reasonable actions to maintain and protect all material Proprietary Information held by the Company or the applicable Company Subsidiary, and all such Proprietary Information has been maintained in confidence in accordance with procedures that are customarily used in the industry to protect Proprietary Information of like importance. Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, to the Company’s Knowledge, in the last five (5) years, there has been no unauthorized disclosure of Company Intellectual Property, or unauthorized disclosure by the Company or any Company Subsidiary of any third party Intellectual Property.

(h)               Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, the Company or the applicable Company Subsidiary has obtained, either by operation of Law or by valid assignment or transfer, exclusive ownership of all Intellectual Property or Intellectual Property Rights authored, invented, created or developed by all current or former employees or Contractors of the Company or any Company Subsidiary for the Company or such Company Subsidiary during the term of such employee’s employment or such Contractor’s engagement. Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, to the Company’s Knowledge, the Company and each Company Subsidiary does not owe any compensation to any current or former employee or Contractor in connection with any Owned Company IP. All such Persons who are employed or engaged by the Company or any Israeli Company Subsidiary and who are or were involved in, or contributed to, the creation or development of any Owned Company IP have executed irrevocable waivers with respect to the right to receive compensation in connection with “service inventions” under Section 134 of the Israeli Patents Law 1967, except where the failure to do so has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole. The Company and the Company Subsidiaries have, and enforce, a policy requiring each employee and Contractor who has access to Proprietary Information to execute a confidentiality agreement that obligates such Person to maintain the confidentiality thereof, except where the failure to enforce such policy has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole.

(i)                 Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, no government funding or governmental grants from any Governmental Entity were used in the development of any Owned Company IP.

(j)                 Except as set forth in Section 3.14(j)(i) of the Company Disclosure Letter, and except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, no current or former employee or Contractor who is or was involved in, or contributed to, the creation or development of any Owned Company IP, was an employee or faculty member of, or otherwise performed services for, any institution, university, college, other academic or educational institution or research center (public or private) (collectively, “Academic Institutions”), during a period of time while such employee or Contractor was performing services for Company or any Company Subsidiary. Except as set forth in Section 3.14(j)(ii) of the Company Disclosure Letter, and except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, no former or current employee or Contractor who is or was involved in, or contributed to, the creation or development of any Owned Company IP, was employed by or has performed services for, or was subject to any regulations, guidelines and/or directive of, the Israel Defense Forces, the Israel Ministry of Defense, the Israel Prime Minister office or any other Government Entity during a period of time during which such employee or Contractor was also involved in, or contributing to, the creation or development of any Owned Company IP, or during the twelve-month period immediately prior to his or her employment or engagement with the Company or any Company Subsidiary, other than reserves duty. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, no Academic Institution, or the Israel Ministry of Defense, the Israel Prime Minister office or any other Governmental Entity has provided or provides facilities, personnel or funding for the creation or development of any Owned Company IP or Company Offering and no Academic Institution or the Israel Ministry of Defense, the Israel Prime Minister office or any other Governmental Entity has claimed any right or interest in, any Owned Company IP or Company Offering and no Academic Institution or the Israel Ministry of Defense, the Israel Prime Minister office or any other Governmental Entity owns, purports to own, has any other rights in or to, or has any option to obtain any rights in or to, any Owned Company IP or Company Offering.

(k)               None of the material Source Code for any Company Software has been deposited with, licensed or provided to any Person other than employees and Contractors of the Company or any Company Subsidiary who have entered into written confidentiality Contracts with respect to such Source Code. The Company is not required to deposit, disclose or license to any Person, and has not entered into any escrow arrangements with respect to, any material Source Code for any Company Software, and to the Knowledge of the Company, no event has occurred, and no circumstance or condition exist, that (with or without notice or lapse of time) will result or could reasonably result in the disclosure or delivery to any Person of any such Source Code.

(l)                 No material Company Software is or has become subject to any Open Source Software license and no Open Source Software is or has been included, incorporated or embedded in, linked to, combined or distributed with or used in the delivery or provision of any material Company Software or in any Company Offering, in each case, in a manner that would require any material Company Software or Company Offering to be licensed, distributed, or otherwise made available (a) in a form other than binary or object code (e.g., in Source Code form); (b) under terms that permit redistribution, reverse engineering, or creation of derivative works or other modification of such material Company Software or Company Offering; (c) without a license fee or (d) in a form that requires or purports to require the Company to grant any Intellectual Property License with respect to Patents. Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, the Company and the Company Subsidiaries are and have been in compliance with the terms and conditions of each Open Source Software license to which they are subject.

(m)             Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, none of the Company Software and Company Offerings: (i) constitutes or contains any Contaminants, or (ii) contains defects, vulnerabilities, bugs or errors that affects the use, functionality, security or performance of such Company Software, Company Offering or any product or system containing or used in conjunction with such Company Software or Company Offering. Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, there are no warranty, indemnification requests or other claims asserted against the Company (or any Company Subsidiary) related to any Company Software or Company Offering that are unresolved.

(n)               The Company and the Company Subsidiaries have taken commercially reasonable steps in accordance with customary industry standard to protect and secure its IT Systems, except where the failure to take such steps has not had and does not constitute a Company Material Adverse Effect. There has been no cyber-attack, unauthorized access to or use of (whether without authorization or in breach of an authorization) or harm to any IT Systems (or any Software, information or data stored on any IT Systems), to the Company’s Knowledge and that would be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries.

(o)               Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, the execution and delivery of this Agreement and the consummation of the Transactions themselves, will result in (i) the grant of an Intellectual Property License to or under any material Company Intellectual Property (or, except as a result of the terms of a Contract to which Parent, but neither the Company nor a Company Subsidiary, is a party, any Intellectual Property or Intellectual Property Rights of Parent) to any Person, or (ii) the Company, any Company Subsidiary (or, except as a result of the terms of a Contract to which Parent, but neither the Company nor a Company Subsidiary, is a party) Parent being subject to any non-compete or other material restriction on the operation or scope of their respective business.

Section 3.15.           Privacy and Data Protection. Except as set forth in Section 3.15 of the Company Disclosure Letter and except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and the Company Subsidiaries are in compliance, and for the past three years have been in compliance, with all applicable Laws, written and published policies of the Company and its Subsidiaries, and Material Contracts, in each case, with respect to data privacy and security. Except as set forth in Section 3.15 of the Company Disclosure Letter, to the Knowledge of the Company, there is no current Proceeding pending against the Company or any of the Company Subsidiaries, including by any Governmental Authority, with respect to their collection, retention, storage, security, disclosure, transfer, disposal, use, or other processing of any Personal Information. Except as set forth in Section 3.15 of the Company Disclosure Letter and except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since December 31, 2021, the Company and the Company Subsidiaries have not experienced a breach of the security of Personal Information or other proprietary or confidential information within the possession or control of the Company or a Company Subsidiary.

Section 3.16.           Real Property; Assets. Neither the Company nor any Company Subsidiary owns or has owned any real property. Section 3.16 of the Company Disclosure Letter sets forth a list, as of the date hereof, of any Contract pursuant to which the Company or any Company Subsidiary leases, subleases or occupies any material real property (“Company Leases”). Neither the Company nor any Company Subsidiary has subleased, licensed or otherwise granted any Person the right to use or occupy any real property subject to a Company Lease or any portion thereof. Each Company Lease is valid, binding and in full force and effect, subject to the Enforceability Limitations, and no default on the part of the Company or, if applicable, any Company Subsidiary or, to the Company’s Knowledge, the landlord thereunder exists with respect to any Company Lease, except in each case, as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company or a Company Subsidiary has a good and valid leasehold interest in or contractual right to use or occupy, subject to the terms of the applicable Company Lease, each real property subject to the Company Leases, free and clear of all Liens, other than Company Permitted Liens. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company or a Company Subsidiary has good and marketable title to, or a valid and binding leasehold or other interest in, all tangible personal property necessary for the conduct of the business of the Company and the Company Subsidiaries, taken as a whole, as currently conducted, free and clear of all Liens, other than Company Permitted Liens.

Section 3.17.           Material Contracts.

(a)               Except for this Agreement, Section 3.17 of the Company Disclosure Letter contains a complete and correct list, as of the date hereof, of each Contract described below in this Section 3.17(a) under which the Company or any Company Subsidiary has any current or future rights, responsibilities, obligations or liabilities (in each case, whether contingent or otherwise) or to which the Company or any Company Subsidiary is a party or to which any of their respective properties or assets is subject, in each case as of the date hereof other than Company Benefit Plans listed on Section 3.10(a) of the Company Disclosure Letter (all Contracts of the type described in this Section 3.17(a), whether or not set forth on Section 3.17 of the Company Disclosure Letter, being referred to herein as the “Material Contracts”):

(i)            each Contract that limits, in each case in any material respect the freedom of the Company, any Company Subsidiary or any of their respective affiliates (including Parent and its affiliates after the Effective Time) to compete or engage in any line of business or geographic region or with any Person or sell, supply or distribute any product or service, use or enforce any Intellectual Property or Intellectual Property Rights owned by or exclusively licensed to the Company or any Company Subsidiary, or hire or solicit any Person in any material manner or that otherwise has the effect of materially restricting the Company, the Company Subsidiaries or any of their respective affiliates (including Parent and its affiliates after the Effective Time) from the development, marketing or distribution of products and services, in each case, in any geographic area;

(ii)            each acquisition or divestiture Contract that contains representations, covenants, indemnities or other obligations (including “earnout” or other contingent payment obligations) that would reasonably be expected to result in the receipt or making by the Company or any Company Subsidiary of future payments in excess of such amount as set forth in Section 3.17(a)(ii) of the Company Disclosure Letter;

(iii)            each Contract that gives any Person the right to acquire any material assets of the Company or any Company Subsidiary (excluding ordinary course commitments to purchase Company Offerings) after the date hereof;

(iv)            each Contract that (i) provides for the authorship, invention, creation, conception or other development of any material Intellectual Property or Intellectual Property Rights (A) by the Company for any other Person or (B) for the Company by any other Person (other than by employees and Contractors in the ordinary course of business); (ii) provides for the assignment or other transfer of any ownership interest in material Intellectual Property or Intellectual Property Rights (A) to the Company from any other Person (other than by employees and Contractors in the ordinary course of business) or (B) by the Company to any other Person ; (iii) includes any grant of an Intellectual Property License with respect to a Patent or any material Intellectual Property License to any other Person by the Company (other than non-exclusive licenses in the ordinary course of business); or (iv) includes any grant of an Intellectual Property License with respect to a Patent or any material Intellectual Property License by any other Person (other than, with respect to this subsection (iv) only, (A) licenses for Open Source Software, or (B) Intellectual Property Licenses for off-the-shelf Software and other software, shrink wrap and click through software, that is commercially available on standard terms to the public generally);

(v)            each Contract to provide material Source Code for any Company Offering to any third Person, including any Contract to put such Source Code in escrow with a third Person on behalf of a licensee or contracting party;

(vi)            any Contract (x) granting exclusive rights to purchase, license, distribute, market, sell, support, make available or deliver any Company Offerings; or (y) otherwise contemplating an exclusive relationship between the Company and any other Person, including any exclusive supply Contract, in each case which is material to the Company and its subsidiaries taken as a whole;

(vii)            each settlement agreement or similar Contract restricting in any material respect the operations or conduct of the Company or any Company Subsidiary or any of their respective affiliates (including Parent and its affiliates after the Effective Time);

(viii)            each Contract not otherwise described in any other subsection of this Section 3.17(a) pursuant to which the Company or any Company Subsidiary is obligated to pay, or entitled to receive payments in excess of such amount as set forth in Section 3.17(a)(viii) of the Company Disclosure Letter in the twelve (12) month period following the date hereof;

(ix)            each Contract that obligates the Company or any Company Subsidiary to make any capital investment or capital expenditure outside the ordinary course of business and in excess of such amount as set forth in Section 3.17(a)(ix) of the Company Disclosure Letter;

(x)            each Contract that is a Material Customer Agreement, a Material Vendor Agreement or a Material Partner Agreement;

(xi)            each Contract that grants any material right of first refusal or right of first offer or that materially limits the ability of the Company, any Company Subsidiary or any of their respective affiliates (including Parent and its affiliates after the Effective Time) to own, operate, sell, transfer, pledge or otherwise dispose of any businesses or material assets;

(xii)            each Contract that contains any exclusivity rights or “most favored nations” provisions or minimum use, supply or display requirements that are binding on the Company or its affiliates (including Parent and its affiliates after the Effective Time), in each case which is material to the Company and its subsidiaries taken as a whole;

(xiii)            each material Company Lease;

(xiv)            each Contract relating to outstanding or potential Indebtedness (or commitments in respect thereof) of the Company or any Company Subsidiary (whether incurred, assumed, guaranteed or secured by any asset) in an amount in excess of such amount as set forth in Section 3.17(a)(xiv) of the Company Disclosure Letter or relating to any Liens on the material assets of the Company or any Company Subsidiary;

(xv)            each Contract involving derivative financial instruments or arrangements (including swaps, caps, floors, futures, hedges, forward contracts and option agreements) for which the aggregate exposure (or aggregate value) to the Company and the Company Subsidiaries is reasonably expected to be in excess of such amount as set forth in Section 3.17(a)(xv) of the Company Disclosure Letter or with a notional value in excess of such value as set forth in Section 3.17(a)(xv) of the Company Disclosure Letter;

(xvi)            each Related Party Contract;

(xvii)            each Collective Bargaining Agreement; and

(xviii)            any Contract not otherwise described in any other subsection of this Section 3.17(a) that would constitute a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) with respect to the Company.

(b)               True, correct and complete copies of each Material Contract in effect as of the date hereof have been made available to Parent or publicly filed with the SEC prior to the date hereof. None of the Company or any Company Subsidiary is in breach of or default under the terms of any Material Contract, except as has not had and would not reasonably be expected to have, individually or in the aggregate, Company Material Adverse Effect. To the Company’s Knowledge, as of the date hereof, no other party to any Material Contract is in breach of or default under the terms of any Material Contract where such breach or default has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, Company Material Adverse Effect, each Material Contract is a valid, binding and enforceable obligation of the Company or the Company Subsidiary which is party thereto and, to the Company’s Knowledge, of each other party thereto, and is in full force and effect, subject to the Enforceability Limitations.

Section 3.18.           Environmental Matters. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) neither the Company nor any Company Subsidiary is in violation of any Environmental Law, (b) none of the properties owned or occupied by the Company or any Company Subsidiary is contaminated with any Hazardous Substance and (c) the Company and the Company Subsidiaries have all permits, licenses and other authorizations required under any Environmental Law and the Company and the Company Subsidiaries are in compliance with such permits, licenses and other authorizations. As of the date hereof, no Proceeding is pending, or to the Company’s Knowledge, threatened, concerning or relating to the operations of the Company or any Company Subsidiary that seeks to impose, or that is reasonably likely to result in the imposition of, any material liability arising under any Environmental Law upon the Company or any Company Subsidiary.

Section 3.19.           Customers; Vendors; Partners.

(a)               Section 3.19(a) of the Company Disclosure Letter sets forth a list of the top ten (10) customers of the Company and the Company Subsidiaries that have a Contract with the Company or a Company Subsidiary, determined by the aggregate consideration paid to the Company or the Company Subsidiaries during the last twelve (12) months ended December 31, 2021 (each, a “Material Customer” and each such contract, a “Material Customer Agreement”). As of the date hereof, neither the Company nor any Company Subsidiary has received any written notice from any Material Customer that such Material Customer shall not continue as a customer of the Company or that such Material Customer intends to terminate or adversely modify existing Contracts with the Company or the Company Subsidiaries.

(b)               Section 3.19(b) of the Company Disclosure Letter sets forth a list of the top ten (10) vendors of the Company and the Company Subsidiaries, determined by the aggregate spend of the Company and the Company Subsidiaries during the last twelve (12) months ended December 31, 2021 (each, a “Material Vendor” and each Contract pursuant to which the Company or a Company Subsidiary paid those amounts to the applicable Material Vendor, a “Material Vendor Agreement”). As of the date hereof, neither the Company nor any Company Subsidiary has received any written notice from any Material Vendor that such Material Vendor shall not continue as a vendor to the Company or that such Material Vendor intends to terminate or adversely modify existing Contracts with the Company or the Company Subsidiaries.

(c)               Section 3.19(c) of the Company Disclosure Letter sets forth a list of the top ten (10) advertisers, publishing customers and other commercial partners that the Company or Company Subsidiaries have a revenue sharing arrangement or other similar arrangement with, in each case, determined by the aggregate revenue received by the Company and the Company Subsidiaries from such Person during the last twelve (12) months ended December 31, 2021 (each, a “Material Partner” and each Contract with each Material Partner, a “Material Partner Agreement”). As of the date hereof, neither the Company nor any Company Subsidiary has received any written notice from any Material Partner that such Material Partner shall not continue as an advertiser of the Company or that such Material Partner intends to terminate or adversely modify existing Contracts with the Company or the Company Subsidiaries.

Section 3.20.           Insurance. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) all current insurance policies and insurance Contracts of the Company and the Company Subsidiaries are in full force and effect and are valid and enforceable and, except as set forth in Section 6.4 of the Company Disclosure Letter, cover against the risks as are customary for companies of similar size in the same or similar lines of business and (b) all premiums due thereunder have been paid in accordance with the agreed premium payment terms. Neither the Company nor any Company Subsidiary has received written notice of cancellation or termination with respect to any current third-party insurance policies or insurance Contracts (other than in connection with normal renewals of any such insurance policies or Contracts) where such cancellation or termination would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.21.           Information Supplied. The information relating to the Company and the Company Subsidiaries to the extent supplied by or on behalf the Company and the Company Subsidiaries to be contained in, or incorporated by reference in, (a) the Registration Statement will not, at the time the Registration Statement is declared effective by the SEC contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, at the time and in light of the circumstances under which they were made, not false or misleading and (b) the Joint Proxy Statement will not at the date it is first mailed to shareholders of the Company or to stockholders of Parent or at the time of the Company Shareholders Meeting or the Parent Stockholders Meeting contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, at the time and in light of the circumstances under which they were made, not false or misleading. The Joint Proxy Statement and the Registration Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder. Notwithstanding the foregoing provisions of this Section 3.21, no representation or warranty is made by the Company with respect to information or statements made or incorporated by reference in the Registration Statement or the Joint Proxy Statement, which information or statements were not supplied by or on behalf of the Company.

Section 3.22.           Opinion of Financial Advisor. The Company Board of Directors has received an opinion of Jefferies LLC to the effect that, as of the date of such opinion and based upon and subject to the various assumptions made, procedures followed, matters considered and limitations and qualifications set forth therein, the Exchange Ratio provided for in the Merger pursuant to this Agreement is fair, from a financial point of view, to the holders of Company Ordinary Shares.

Section 3.23.           Takeover Statutes; Anti-Takeover Laws. Assuming the accuracy of Parent’s and Merger Sub’s representations and warranties set forth in Section 4.26, the Company Board of Directors has taken all action necessary to render inapplicable to this Agreement and the Transactions any “business combination,” “control share acquisition,” “fair price,” “moratorium” or other takeover or anti-takeover statute or similar Israeli Law (“Takeover Statute”) or any takeover or anti-takeover provision in the Articles of Association, except as set forth in 0 of the Company Disclosure Letter. The Company has no stockholder rights plan, “poison-pill”, antitakeover plan or similar device in effect to which the Company or any of its Subsidiaries is subject, party or otherwise bound.

Section 3.24.           Related Party Transactions. Except as set forth in Section 3.24 of the Company Disclosure Letter, there are no Related Party Contracts in effect, nor are there any currently proposed transactions or series of related transactions or Contracts (including Related Party Contracts), that would be required to be disclosed under Item 7.B of Company's Form 20-F that have not been otherwise disclosed in the Company SEC Documents filed prior to the date hereof.

Section 3.25.           Finders and Brokers. Other than Jefferies LLC, neither the Company nor any Company Subsidiary has employed or engaged any investment banker, broker or finder in connection with the Transactions who is entitled to any fee or any commission in connection with this Agreement or upon or as a result of the consummation of the Merger.

Section 3.26.           No Other Representations. The Company acknowledges that none of Parent, Merger Sub or any of their respective Representatives makes, and the Company acknowledges that it has not relied upon or otherwise been induced by, any express or implied representation or warranty with respect to Parent, Merger Sub or any of their respective Subsidiaries or with respect to any other information provided or made available to the Company or its Representatives in connection with the Transactions, including any information, documents, projections, forecasts or other material made available to the Company or to the Company’s Representatives in certain “data rooms” or management presentations in expectation of the Transactions or the accuracy or completeness of any of the foregoing, except, in each case for the representations and warranties contained in Article IV and the certificate delivered pursuant to Section 7.3(d). Without limiting the generality of the foregoing, the Company acknowledges that, except as may be expressly provided in Article IV and the certificate delivered pursuant to Section 7.3(d), no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospective information that may have been made available, directly or indirectly, to the Company, any of its Representatives or any other Person.

Article IV

REPRESENTATIONS AND WARRANTIES
OF PARENT AND MERGER SUB

Except as disclosed in (x) any Parent SEC Document filed or furnished by Parent with the SEC and publicly available prior to the date of this Agreement (including exhibits and other information incorporated by reference therein, but excluding any predictive, cautionary or forward looking disclosures contained under the captions “risk factors,” “forward looking statements” or any similar precautionary sections and any other disclosures contained therein that are non-specific, predictive, cautionary or forward looking in nature) or (y) the applicable section of the disclosure letter delivered by Parent to the Company immediately prior to the execution of this Agreement (the “Parent Disclosure Letter”) (it being understood that any information set forth in one section or subsection of the Parent Disclosure Letter shall be deemed to apply to and qualify (or, as applicable, a disclosure for purposes of) the representation and warranty set forth in this Agreement to which it corresponds in number and, whether or not an explicit reference or cross-reference is made, each other representation and warranty set forth in this Article IV for which it is reasonably apparent on its face that such information is relevant to such other section), Parent and Merger Sub represent and warrant to the Company as set forth below.

Section 4.1.               Qualification, Organization, Etc..

(a)               Each of the Parent and Merger Sub is a corporation duly organized and validly existing under the Laws of its respective jurisdiction of incorporation, and each of the Parent and Merger Sub has the requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted. Except as would not be material to the Parent and the Parent Subsidiaries, taken as a whole, each other Parent Subsidiary, is a legal entity duly organized and validly existing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted. Each of the Parent and the Parent Subsidiaries is qualified to do business and is in good standing (to the extent such concept is recognized under applicable Law) in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification or to be in good standing, except where the failure to be so qualified or, where relevant, in good standing, (1) has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect and (2) has not had and would not, either individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of the Parent and/or Merger Sub to consummate the Transactions, including the Merger, prior to the Outside Date. The Parent has filed with the SEC, prior to the date hereof, a complete and accurate copy of the certificate of incorporation and bylaws as amended to the date hereof (the “Parent Governing Documents”). The Parent Governing Documents are in full force and effect and the Parent is not in violation of the Parent Governing Documents. The Parent has made available to Company prior to the date hereof complete and accurate copies of the articles of association, certificates of incorporation, bylaws, or equivalent organizational or governing documents, of each of the Merger Sub and each of Parent’s “significant subsidiaries” within the meaning of Rule 1-02 of Regulation S-X of the SEC, each as currently in effect.

(b)               All the issued and outstanding shares of capital stock of, or other equity interests in, each Parent Subsidiary have been validly issued and are fully paid and nonassessable and are wholly owned, directly or indirectly, by the Parent free and clear of all Liens, other than Parent Permitted Liens. Section 3.1(b)(1) of the Parent Disclosure Letter sets forth an accurate and complete list of each Parent Subsidiary, together with (i) the jurisdiction of incorporation or organization, as the case may be, of each Parent Subsidiary, (ii) the type and percentage of interests held, directly or indirectly, by the Parent in each Parent Subsidiary and (iii) the names and type of and percentage interests held by any Person other than the Parent or a Parent Subsidiary in each Parent Subsidiary. Section 4.1(b) (2) of the Parent Disclosure Letter sets forth an accurate and complete list of each Person (other than a Parent Subsidiary) in which the Parent or any Parent Subsidiary owns an equity interest, together with (i) the jurisdiction of incorporation or organization, as the case may be, of such Person, and (ii) the type and percentage of interests held, directly or indirectly, by the Parent or Parent Subsidiary in such Person.

Section 4.2.               Capitalization.

(a)               The authorized share capital of the Parent consists of 1,000,000,000 shares of Parent Common Stock and 100,000,000 shares of preferred stock, par value $0.000005 per share (“Parent Preferred Stock”). As of July 8, 2022 (the “Parent Capitalization Date”), (i) (A) 298,080,960 shares of Parent Common Stock were issued and outstanding, (B) no shares of Parent Common Stock were held in the Company’s treasury, (C) no shares of Parent Common Stock were held by the Parent Subsidiaries, (D) options granted under Parent Equity Plans to purchase 27,166,599 shares of Parent Common Stock were outstanding, with a weighted average exercise price per share of $17.1584, and (E) restricted stock unit awards granted under Parent Equity Plans covering 16,848,586 shares of Parent Common Stock (assuming any applicable performance goals are deemed satisfied at target) were outstanding; (ii) 42,663,285 shares of Parent Common Stock were reserved for issuance pursuant to the Parent Equity Plans; (iii) 10,741,400 shares of Parent Common Stock were reserved for issuance pursuant to Parent’s 2020 Employee Stock Purchase Plan; and (iv) no shares of Parent Preferred Stock were issued and outstanding. All the outstanding shares of Parent Common Stock are, and all shares of Parent Common Stock reserved for issuance as described above shall be, when issued in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights.

(b)               Reserved.

(c)               Except as set forth in Section 4.2(a), and other than the shares of Parent Common Stock that have become outstanding after the Parent Capitalization Date that were reserved for issuance as set forth in Section 4.2(a) and issued in accordance with the terms of the applicable Parent Equity Plan and equity award agreement, and other than as set forth in Section 4.2(c) of the Parent Disclosure Letter, in each case as of the date hereof: (i) the Parent does not have any shares or other equity interests issued or outstanding and (ii) there are no outstanding subscriptions, options, warrants, puts, calls, exchangeable or convertible securities or other similar rights, agreements or commitments or any other Contract to which the Parent or any Parent Subsidiary is a party or is otherwise bound obligating the Parent or any Parent Subsidiary to (A) issue, transfer or sell, or make any payment with respect to, any shares of or other equity interests of the Parent or any Parent Subsidiary or securities convertible into, exchangeable for or exercisable for, or that correspond to, such shares or equity interests, (B) grant, extend or enter into any such subscription, option, warrant, put, call, exchangeable or convertible securities or other similar right, agreement or commitment, (C) redeem or otherwise acquire any such shares or other equity interests or (D) provide any amount of funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Parent Subsidiary (that is not wholly owned) or any other Person. There are no outstanding obligations of the Parent or any Parent Subsidiary (1) restricting the transfer of, (2) affecting the voting rights of, (3) requiring the repurchase, redemption or disposition of, or containing any right of first refusal, right of first offer or similar right with respect to, (4) other than the Investor Rights Agreement, requiring the registration for sale of (including under any subscription agreements entered into by the Parent or any Parent Subsidiaries) or (5) granting any preemptive or anti-dilutive rights with respect to, any shares of or other equity interests of the Parent or any Parent Subsidiary.

(d)               Neither the Parent nor any Parent Subsidiary has outstanding bonds, debentures, notes or other similar obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of the Parent (the “Parent Stockholders”) on any matter.

(e)               Except as set forth in Section 4.2(e) of the Parent Disclosure Letter, there are no stockholder agreements, voting trusts, registration rights agreements, subscription agreements or other similar agreements, commitments or understandings to which the Parent or any Parent Subsidiary is a party with respect to the shares of or other equity interests of the Parent, other than the Investor Rights Agreement.

Section 4.3.          Corporate Authority.

(a)               Parent and Merger Sub have all requisite corporate power and authority to execute and deliver this Agreement and, subject to the receipt of the Parent Stockholder Approval, to consummate the Transactions, including the Merger. The execution and delivery of this Agreement, the performance of Parent’s and Merger Sub’s obligations under this Agreement, and the consummation of the Transactions have been duly and validly authorized by the Parent Board of Directors and Merger Sub’s board of directors, respectively, and no other corporate proceedings (pursuant to the ICL, the Articles of Association or otherwise) on the part of the Parent or Merger Sub are necessary to authorize the performance of Parent’s and/or Merger Sub’s obligations under this Agreement or the consummation of, and to consummate, the Transactions, except for the receipt of the Parent Stockholder Approval and approval of the Parent as the sole shareholder of Merger Sub, respectively, and for the filing and recordation of appropriate merger documents as required by the ICL (including, the Merger Proposal).

(b)               The approval of the Parent Common Stock Issuance in accordance with the rules and regulations of the NYSE and the organizational documents of Parent (the “Parent Stockholder Approval”) is the only vote of the holders of any class or series of Parent’s share capital necessary to approve the Parent Common Stock Issuance. The vote or consent of Parent, as the sole stockholder of Merger Sub, is the only vote or consent of the holders of any class or series of share capital of Merger Sub necessary to approve the Merger and adopt this Agreement.

(c)               On or prior to the date hereof, the Parent Board of Directors at a meeting duly called and held in compliance with the Parent Governing Documents, unanimously adopted resolutions (i) resolving that this Agreement and the Transactions are fair to, and in the best interests of, the Parent and the Parent’s stockholders and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of Merger Sub to its creditors, (ii) approving the Merger, this Agreement, the Company Stockholder Voting Agreement and the Transactions on the terms and subject to the conditions set forth herein, and (iii) resolving to make the Parent Board Recommendation. None of the foregoing actions by the Parent Board of Directors has been rescinded or modified in any way.

(d)               This Agreement has been duly and validly executed and delivered by the Parent and Merger Sub and, assuming the due authorization, execution and delivery by Company, constitutes the valid and binding agreement of the Parent and Merger Sub, enforceable against the Parent and Merger Sub in accordance with its terms, subject to the Enforceability Limitations.

Section 4.4.               Governmental Consents; No Violation.

(a)               Other than in connection with or in compliance with (i) the filing of the Merger Proposal with the Companies Registrar and all such other notices or filings required under the ICL with respect to the consummation of the Merger and the issuance of the Certificate of Merger by the Companies Registrar, (ii) the filing of the Joint Proxy Statement and the Registration Statement with the SEC and any amendments or supplements thereto and declaration of effectiveness of the Registration Statement and the mailing of the Joint Proxy Statement, (iii) the Securities Act, (iv) the Exchange Act, (v) applicable state securities, takeover and “blue sky” laws, (vi) the HSR Act and any other requisite clearances or approvals under any other applicable requirements of other Regulatory Laws set forth on Section 4.4(a) of the Parent Disclosure Letter, (vii) the application for and receipt of the ISA No-Action Letter or receiving the Dual Listing Permit (or, if applicable, the Alternative ISA Approvals), and (viii) any applicable requirements of the NYSE, no authorization, permit, notification to, consent or approval of, or filing with, any Governmental Entity is necessary or required, under applicable Law, for the consummation by the Parent and/or Merger Sub of the Transactions, except for such authorizations, permits, notifications, consents, approvals or filings that, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, (1) a Parent Material Adverse Effect or (2) a material adverse effect on the ability of the Parent and/or Merger Sub to consummate the Transactions, including the Merger, prior to the Outside Date.

(b)               The execution and delivery by the Parent and Merger Sub of this Agreement do not, and, subject to the receipt of the Parent Stockholder Approval and except as described in Section 4.4(a) of the Parent Disclosure Letter, the consummation of the Transactions and performance and compliance with the provisions hereof will not (i) conflict with or result in any violation or breach of, or result in a default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, modification, cancellation, first offer, first refusal or acceleration of any obligation or to the loss of a benefit under, any Material Contract or Parent Permit, or result in the creation of any Lien upon any of the properties, rights or assets of the Parent or any Parent Subsidiary, other than Parent Permitted Liens, (ii) conflict with or result in any violation of any provision of the Parent Governing Documents or the organizational or governing documents of any Parent Subsidiary or (iii) conflict with or violate any Laws applicable to the Parent or any Parent Subsidiary or any of their respective properties, rights or assets, other than in the case of clauses (i) and (iii), any such violation, breach, conflict, default, termination, modification, cancellation, acceleration, right, loss or Lien that has not had and would not reasonably be expected to have, individually or in the aggregate, (1) a Parent Material Adverse Effect or (2) a material adverse effect on the ability of the Parent and/or Merger Sub to consummate the Transactions, including the Merger, prior to the Outside Date.

Section 4.5.               SEC Reports and Financial Statements.

(a)               Since June 28, 2021, the Parent has timely filed or furnished all forms, statements, schedules, documents and reports required to be filed or furnished by it with the SEC (such forms, statements, schedules, documents and reports, the “Parent SEC Documents”). As of their respective filing dates or, if amended prior to the date hereof, as of the date of (and giving effect to) the last such amendment, the Parent SEC Documents complied in all material respects with the applicable requirements of the Sarbanes-Oxley Act, the Securities Act and the Exchange Act, as the case may be, and the applicable rules and regulations promulgated thereunder and the listing and corporate governance rules and regulations of the NYSE, and none of the Parent SEC Documents contained (or, with respect to the Parent SEC Documents filed after the date hereof, will contain) any untrue statement of a material fact or omitted (or with respect to the Parent SEC Documents filed after the date hereof, will omit) to state any material fact required to be stated therein or necessary to make the statements therein, at the time and in light of the circumstances under which they were made, not misleading. Since June 28, 2021, neither the Parent nor any Parent Subsidiary has received from the SEC or any other Governmental Entity any written comments or questions with respect to any of the Parent SEC Documents (including the financial statements included therein) that are not resolved, or, as of the date hereof, has received any written notice from the SEC or other Governmental Entity that such Parent SEC Documents (including the financial statements included therein) are being reviewed or investigated, and, to the Parent’s Knowledge, there is not, as of the date hereof, any investigation or review being conducted by the SEC or any other Governmental Entity of any Parent SEC Documents (including the financial statements included therein). No Parent Subsidiary is required to file any forms, reports or other documents with the SEC.

(b)               The consolidated financial statements (including all related notes and schedules) of the Parent included or incorporated by reference in the Parent SEC Documents when filed or, if amended prior to the date hereof, as of the date of (and giving effect to) the last such amendment, complied in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, in each case in effect at the time of such filing, and fairly present in all material respects the consolidated financial position of the Parent and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited quarterly financial statements, to normal year-end audit adjustments and any other adjustment described therein permitted by the rules and regulations of the SEC and to the absence of notes) in conformity with GAAP applied on a consistent basis during the periods involved (subject, in the case of the unaudited quarterly financial statements, to normal year-end audit adjustments and any other adjustment described therein permitted by the rules and regulations of the SEC and to the absence of notes).

(c)               The Parent is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act. Each required form, report and document containing financial statements that has been filed with or submitted to the SEC was accompanied by any certifications required to be filed or submitted by the Parent’s principal executive officer and principal financial officer pursuant to the Sarbanes-Oxley Act and, at the time of filing or submission of each such certification, such certification complied in all material respects with the applicable provisions of the Sarbanes-Oxley Act. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act. Neither the Parent nor any of its executive officers has received written notice from any Governmental Entity challenging or questioning the accuracy, completeness, form or manner of filing of such certifications.

(d)               Neither the Parent nor any Parent Subsidiary is a party to, or has any Contract to become a party to, any joint venture, off-balance sheet partnership or any similar Contract, including any Contract relating to any transaction or relationship between or among the Parent or any Parent Subsidiary, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any off-balance sheet arrangements (as defined in Item 303(a) of Regulation S-K of the SEC), in any such case, where the purpose of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Parent in the Parent’s published financial statements or any Parent SEC Documents.

(e)               Reserved.

Section 4.6.               Internal Controls and Procedures.

(a)               Parent has established and maintains, and at all times since June 28, 2021 the Parent has maintained, disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act, designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and which includes policies and procedures that: (a) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Parent, (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and that receipts and expenditures are being made only in accordance with authorizations of management and directors of the Parent and (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Parent that could have a material effect on the financial statements.

(b)               The Parent’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Parent in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act.

(c)               Since June 28, 2021, the Parent’s principal executive officer and its principal financial officer have disclosed to the Parent’s auditors and the audit committee of the Parent Board of Directors (the material circumstances of which (if any) have been made available to Company) (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting, (ii) any fraud, whether or not material, that involves management or other employees who have a role in the preparation of financial statements or the internal accounting controls, and (iii) any claim or allegation regarding any of the foregoing. Since June 28, 2021, neither the Parent nor any Parent Subsidiary has received any material, unresolved complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Parent or any Parent Subsidiary or their respective internal accounting controls.

Section 4.7.               No Undisclosed Liabilities. Neither the Parent nor any Parent Subsidiary has any liabilities of any nature that would be required by GAAP to be reflected upon or reserved against in a consolidated balance sheet of the Parent and the Parent Subsidiaries (or disclosed in the notes to such balance sheet), whether or not accrued, contingent, absolute or otherwise, except (a) as and to the extent specifically disclosed, reflected or reserved against in the Parent’s consolidated balance sheet (or the notes thereto) as of March 31, 2022 included in the Parent SEC Documents filed or furnished prior to the date hereof, (b) for liabilities incurred in the ordinary course of business consistent with past practice since March 31, 2022 (other than any liability for any material breaches of Contracts), (c) as expressly required by this Agreement, (d) as set forth in Section 4.7 of the Parent Disclosure Letter, and (e) for liabilities which have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.8.               Absence of Certain Changes or Events

(a)               From December 31, 2021 through the date hereof, there has not occurred any Effect that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)               From December 31, 2021 through the date hereof, (i) except to the extent it relates to the events giving rise to and the discussion and negotiation of this Agreement and the Transactions, the businesses of the Parent and the Parent Subsidiaries have been conducted in all material respects in the ordinary course of business consistent with past practice and (ii) neither the Parent nor any Parent Subsidiary has taken any action, except as set forth in Section 4.8(a) of the Parent Disclosure Letter, that, if taken after the date hereof, would constitute a breach of, or require the consent of Company under, Section 5.2(i), (ii), (iii), (vii), (xv), (xvi), (xvii), (xix), (xxiii) or (xxvi) (to the extent clause (xxvi) relates to the foregoing clauses).

Section 4.9.               Compliance with Law; Permits.

(a)               Except as set forth in Section 4.9(a) of the Parent Disclosure Letter, the Parent and each Parent Subsidiary is and has been since January 1, 2019 in compliance with, and not in default under or in violation of, any Laws (including COVID-19 Measures, Environmental Laws and employee benefits and labor Laws) applicable to the Parent or such Parent Subsidiary or any of their respective properties or assets, except where such non-compliance, default or violation has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)               The Parent and the Parent Subsidiaries are and have been since January 1, 2019 in possession of all franchises, grants, authorizations, business licenses, permits, easements, variances, exceptions, consents, certificates, approvals, registrations, clearances and orders of any Governmental Entity or pursuant to any applicable Law necessary for the Parent and the Parent Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted (the “Parent Permits”), except where the failure to have any of the Parent Permits has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, all Parent Permits are in full force and effect, no default (with or without notice, lapse of time or both) has occurred under any such Parent Permit and none of the Parent or any Parent Subsidiary has received any written notice from any Governmental Entity threatening to suspend, revoke, withdraw or modify any such Parent Permit.

(c)               Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, since January 1, 2019, none of the Parent or any Parent Subsidiary, or, to the Parent’s Knowledge, any of the Parent’s or the Parent Subsidiaries’ respective Representatives acting on behalf of the Parent or any Parent Subsidiary, has (i) taken any action in violation of any applicable Anti-Corruption Law, or (ii) offered, authorized, provided or given any payment or thing of value to any Person, including a “foreign official” (as defined by the FCPA), for the purpose of influencing any act or decision of such Person to unlawfully obtain or retain business or other advantage.

(d)               Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, since January 1, 2019, none of the Parent or any Parent Subsidiary has been subject to any actual, pending, or, to the Parents’ Knowledge, threatened civil, criminal, or administrative Proceedings, or made any voluntary disclosures to any Governmental Entity, involving the Parent or any Parent Subsidiary in any way relating to applicable Anti-Corruption Laws. The Parent and each Parent Subsidiary has established and maintains a compliance program and reasonable internal controls and procedures to promote compliance with the requirements of applicable Anti-Corruption Laws.

(e)               Except as would not, individually or in the aggregate, reasonably be expected to be material to the Parent and the Parent Subsidiaries, taken as a whole, each of the Parent and the Parent Subsidiaries are in compliance with, and at all times in the past three (3) years have complied with, Export Control Laws.

(f)                Without limiting the foregoing, in the past three (3) years: (i) each of the Parent and the Parent Subsidiaries has obtained all export and import licenses, license exceptions and other consents, notices, waivers, approvals, orders, authorizations, registrations, declarations and filings with any Governmental Entity required for Export Approvals, in all cases, except where failure to do so would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (ii) each of the Parent and the Parent Subsidiaries is in compliance in all material respects with the terms of all applicable Export Approvals, (iii) there are no pending or, to the Knowledge of the Parent, threatened Proceedings against the Parent or any of the Parent Subsidiaries with respect to such Export Approvals, and (iv) no Export Approvals for the transfer of export licenses to Company or any of its affiliates are required. None of the Parent or the Parent Subsidiaries use, develop, or engage in defense articles or defense services controlled by the International Traffic in Arms Regulations (22 C.F.R. Parts 120-130) or the Defense Export Control Law-2007.

(g)               Neither the Parent, the Parent Subsidiaries, nor, to the Parent’s Knowledge, any of the Parent’s or the Parent Subsidiaries’ respective directors, officers or employees acting on behalf of the Company or any Parent Subsidiary, respectively, is a Person with whom dealings are prohibited or restricted under any applicable Sanctions, including as a result of being: (i) located, organized, or resident in Sanctioned Countries; or (ii) a Sanctioned Person. Neither the Parent, the Parent Subsidiaries, nor, to the Parent’s Knowledge, any of the Parent’s or the Parent Subsidiaries’ respective directors, officers or employees acting on behalf of the Parent or any Parent Subsidiary, respectively, is engaged in dealings or transactions in or with Sanctioned Countries or Sanctioned Persons in any way that represents a material violation of applicable Sanctions or Export Control Laws.

(h)               Except as would not, individually or in the aggregate, reasonably be expected to be material to the Parent and the Parent Subsidiaries, taken as a whole, in the past three (3) years, none of the Parent or the Parent Subsidiaries has been, to the Knowledge of the Parent, the subject of any investigation, inquiry, or Proceeding, or received any written communication from a Governmental Entity, in each case regarding non-compliance with Sanctions and Export Control Laws, and none of the Parent or the Parent Subsidiaries has conducted or initiated any internal investigations or filed any voluntary disclosures regarding possible violations of Sanctions and Export Control Laws.

Section 4.10.           Employee Benefits.

(a)               Section 4.10(a) of the Parent Disclosure Letter sets forth a complete and accurate list of each material Parent Benefit Plan. For purposes of this Agreement, “Parent Benefit Plan” means each employee benefit plan (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, and each bonus, stock, stock option or other equity-based compensation arrangement or plan, incentive, deferred compensation, retirement or supplemental retirement, severance, employment, change-in-control, profit sharing, provident funds (including pension funds, managers' insurance policies, further education funds or other similar funds), vacation, cafeteria, dependent care, medical care, employee assistance program, education or tuition assistance programs, and each insurance and other similar fringe or employee benefit plan, policy, program, agreement or arrangement, in each case, for the benefit of current or former Parent Service Providers (or any dependent or beneficiary thereof) of the Parent or any Parent Subsidiary or any of their ERISA Affiliates and with respect to which the Parent or any Parent Subsidiary has or may have any obligation or liability (whether actual or contingent), but excluding any plan, program, agreement, contract, policy or arrangement mandated by applicable Law. With respect to each material Parent Benefit Plan, the Parent has made available to Company correct and complete copies of, in each case, to the extent applicable, (i) all plan documents (or, in the case of any unwritten Parent Benefit Plans, written description of the material terms thereof), summary plan descriptions, summaries of material modifications, and amendments related to such plans and any related trust agreement, (ii) the most recent Form 5500 Annual Report, (iii) the most recent audited financial statement and actuarial valuation, (iv) all material filings and correspondence in the past three (3) years with any Governmental Entity, (v) all material related agreements, insurance contracts and other agreements which implement each such Parent Benefit Plan and (vi) all material records, notices and filings concerning Internal Revenue Service or U.S. Department of Labor audits or investigations.

(b)               Except as has not had and does not constitute a Parent Material Adverse Effect, each of the Parent Benefit Plans has been operated, administered and funded in accordance with its terms and in compliance with applicable Law, including ERISA, the Code and, in each case, the regulations thereunder. No liability under Title IV of ERISA has been incurred by the Parent, the Parent Subsidiaries or any of their respective ERISA Affiliates that has not been satisfied in full, and to the Parent’s Knowledge no condition exists that is likely to cause the Parent, the Parent Subsidiaries or any of their ERISA Affiliates to incur any such liability. Except as has not had and does not constitute a Parent Material Adverse Effect, all contributions or other amounts payable by the Parent or the Parent Subsidiaries pursuant to each Parent Benefit Plan in respect of current or prior plan years have been timely paid or accrued in accordance with GAAP or applicable international accounting standards. There are no pending, or to the Parent’s Knowledge, threatened claims, actions, investigations or audits (other than routine claims for benefits) by, on behalf of or against any of the Parent Benefit Plans or any trusts related thereto that would result in a Parent Material Adverse Effect.

(c)               No Parent Benefit Plan is, and neither the Parent nor any ERISA Affiliate thereof contributes to, has at any time contributed to or has any liability or obligation, whether fixed or contingent, with respect to (i) a multiemployer plan, as defined in Section 3(37) of ERISA, (ii) a single employer plan or other pension plan that is subject to Title IV of ERISA or Section 302 of ERISA or Section 412 of the Code, or (iii) voluntary employee benefit association under Section 501(a)(9) of the Code. Except as has not had and does not constitute a Parent Material Adverse Effect, the Parent and each of its ERISA Affiliates are in compliance with (x) the applicable requirements of Section 4980B of the Code and any similar state law, and (y) the applicable requirements of the Patient Protection and Affordable Care Act of 2010, as amended.

(d)               No Parent Benefit Plan provides health or welfare benefits coverage, including life insurance or medical benefits (whether or not insured), with respect to current or former Parent Service Providers beyond their retirement or other termination of service, other than coverage mandated by the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, or other Law.

(e)               (i) Each of the Parent Benefit Plans that is intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter or may rely on a prototype opinion letter as to its qualification and (ii) to the Parent’s Knowledge, there are no existing circumstances or any events that have occurred that would reasonably be expected to materially and adversely affect the qualified status of any such plan. Each such favorable determination letter has been provided or made available to Company.

(f)                Except as set forth in Section 4.10(f) of the Parent Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the Transactions (either alone or in conjunction with any other event) will, except as required by the terms of this Agreement, (i) result in any material payment (including severance and unemployment compensation, forgiveness of Indebtedness or otherwise) becoming due to any current Parent Service Provider under any Parent Benefit Plan or otherwise, (ii) materially increase any benefits otherwise payable under any Parent Benefit Plan, (iii) result in any acceleration of the time of payment, funding or vesting of any such benefits, or (iv) result in any breach or violation of, or default under or limit the Parent’s right to amend, modify, terminate or transfer the assets of, any Parent Benefit Plan.

(g)               Except as does not constitute a Parent Material Adverse Effect, each Parent Benefit Plan, if any, which is maintained outside of the United States (i) has been operated in conformance with the applicable statutes or governmental regulations and rulings relating to such plans in the jurisdictions in which such Parent Benefit Plan is present or operates and, to the extent relevant, the United States, (ii) that is intended to qualify for special tax treatment meet all requirements for such treatment and (iii) that is intended to be funded or book-reserved are fully funded or book reserved, as appropriate, based upon reasonable actuarial assumptions.

(h)               Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, each Parent Benefit Plan has been maintained and operated in documentary and operational compliance with Section 409A of the Code and applicable guidance thereunder or an available exemption therefrom.

(i)                 The Parent is not a party to nor does it have any material obligation under any Parent Benefit Plan to compensate any Person for excise Taxes payable pursuant to Section 4999 of the Code or for additional Taxes payable pursuant to Section 409A of the Code.

Section 4.11.           Labor Matters.

(a)               Neither the Parent nor any Parent Subsidiary is a party to, or bound by, any Collective Bargaining Agreement. Except for extension orders, which generally apply to all employees in Israel, no extension orders apply to any Israeli Parent Subsidiary and no employee of any Israeli Parent Subsidiary benefits from any such extension orders. Neither the Parent nor any Parent Subsidiary is, nor has it in the past three (3) years been, subject to a strike or work stoppage and to the Parent’s Knowledge there is no pending strike or work stoppage involving the Parent or any Parent Subsidiary. There are no labor organizations representing, and to the Parent’s Knowledge there are no labor organizations purporting to represent or seeking to represent, any of the Parent’s or any Parent Subsidiary’s employees. There have been no organizational campaigns, petitions, or other unionization activities with respect to the formation of a collective bargaining unit made or, to the Parent’s Knowledge, threatened involving employees of the Parent or any Parent Subsidiary.

(b)               The Parent and each Parent Subsidiary is, and during the last five (5) years has been, in compliance with all applicable Laws relating to employment, including labor, employment, termination of employment, privacy issues, fringe benefits, immigration, fair employment practices, terms and conditions of employment, workers’ compensation, occupational safety, plant closings, mass layoffs, worker classification, harassment, discrimination, retaliation, payment of social security, exempt and non-exempt status, remote work, restrictive covenants, compensation and benefits, wages and hours of work, overtime, working during rest days, notices to employees, COVID-19 Measures, engagement of Parent Service Providers, enforcement of labor laws, and with respect to any Parent Israeli Subsidiary, obligations to provide statutory severance pay under the Israeli Severance Pay Law-1963 and vacation pursuant to the Israeli Annual Leave Law-1951, and the Worker Adjustment and Retraining Notification Act of 1988, as amended, in each case except where such non-compliance has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c)               No current or former employee, consultant, or independent contractor of the Parent or any Parent Subsidiary has violated any confidentiality or proprietary information agreement or any restrictive covenant agreements, except for such violations that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, there are no Proceedings pending, and as of the date of this Agreement neither the Parent nor any Parent Subsidiary intends to bring any Proceedings, against any current or former employee, consultant, or independent contractor of the Parent or any Parent Subsidiary for alleged violations of any confidentiality or proprietary information agreement or any restrictive covenant agreements.

(d)               In the last three (3) years, to the Parent’s Knowledge, no material allegations of harassment, discrimination, sexual assault or sexual misconduct have been made involving any current or former employee at the level of Vice President or above. In the last three (3) years, neither the Company nor any of the Company Subsidiaries have entered into any settlement agreements or conducted any investigations related to allegations of harassment, discrimination, sexual assault or sexual misconduct by any current or former employee at the level of Vice President or above.

(e)               Except as set forth in Section 4.11(e) of the Parent Disclosure Letter, the Section 14 arrangement under the Israeli Severance Pay Law (5273-1963) was applied to all former and current Israeli employees of the Parent Subsidiaries in accordance in all material respects with the terms of the general permit issued by the Israeli Labor Minister based on such employees full salaries and from their commencement date of employment.

Section 4.12.           Tax Matters. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect:

(a)               Except as set forth in Section 4.12(a) of the Parent Disclosure Letter, the Parent and the Parent Subsidiaries have timely filed (taking into account any extension of time within which to file) all Tax Returns that are required to be filed by or with respect to any of them and all such Tax Returns are true, correct and complete;

(b)               The Parent and the Parent Subsidiaries have timely paid to the appropriate Governmental Entity all Taxes due and owing by any of them, other than Taxes contested in good faith or for which adequate reserves, in accordance with GAAP, have been established;

(c)               The Parent and the Parent Subsidiaries have complied with all applicable Laws relating to the payment, withholding, collection and remittance of Taxes;

(d)               Except as set forth in Section 4.12(d) of the Parent Disclosure Letter, there is no (i) claim, litigation, proceeding, or to the Knowledge of the Parent, any audit, examination or investigation pending or threatened in writing with respect to any Taxes of the Parent or any Parent Subsidiary, or (ii) deficiency of an amount of Taxes that has been assessed by any Governmental Entity against the Parent or any Parent Subsidiary and that has not been fully satisfied by payment or is being contested in good faith by appropriate proceedings;

(e)               Within the last two (2) years, neither the Parent nor any Parent Subsidiary has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355(a) of the Code;

(f)                None of the Parent or any Parent Subsidiary (i) is a party to or bound by, or has any obligation under, any Tax allocation, sharing, indemnity, or reimbursement agreement (other than (1) any customary provisions in ordinary course commercial agreements not primarily related to Taxes, and (2) any agreement or arrangement solely among the Parent and the Parent Subsidiaries) or (ii) has any liability for Taxes of any Person (other than the Parent or any Parent Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or non-U.S. Law) or as transferee or successor, by contract or otherwise;

(g)               Neither the Parent nor any Parent Subsidiary is aware of the existence of any fact, or has taken or agreed to take any action, that could reasonably be expected to prevent or impede the Merger from qualifying for the Intended U.S. Tax Treatment;

(h)               There are no Liens for Taxes upon any property or assets of the Parent or any Parent Subsidiary, other than Parent Permitted Liens;

(i)                 No claim has been made in writing by any Tax authority in a jurisdiction where the Parent or any Parent Subsidiary has not filed Tax Returns of a particular type that the Parent or any Parent Subsidiary is or may be subject to Tax by, or required to file Tax Returns with respect to such Taxes in, such jurisdiction;

(j)                 Neither the Parent nor any Parent Subsidiary is bound with respect to the current or any future taxable period by any closing agreement (within the meaning of Section 7121(a) of the Code or any similar or analogous provision of state, local or non-U.S. Law) or other ruling or written agreement with a Tax authority, in each case, with respect to Taxes;

(k)               Neither the Parent nor any Parent Subsidiary has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (or any similar provision of state, local or non-U.S. Law);

(l)                 Each Parent Equity Plan according to which an Israeli resident received stock based compensation is intended to qualify as a capital gains route plan under Section 102(b)(2) and 102(b)(3) of the Ordinance and has received a favorable determination or approval letter from, or is otherwise approved by, or deemed approved by passage of time without objection by, the ITA;

(m)             Except as set forth in Section 4.12(m) of the Parent Disclosure Letter, all Israeli Parent Subsidiaries comply with the requirements of Section 85A of the Ordinance and the regulations promulgated thereunder;

(n)               Except as set forth in Section 4.12(n) of the Parent Disclosure Letter, neither the Parent nor any Parent Subsidiary is subject to restrictions or limitations pursuant to Part E2 of the Ordinance or pursuant to any Tax ruling made in connection with the provisions of Part E2 of the Ordinance;

(o)               Except as set forth in Section 4.12(o) of the Parent Disclosure Letter, no Israeli Parent Subsidiary has undertaken or is engaged in any transaction that will require special reporting in accordance with Section 131(g) of the Ordinance and the Israeli Income Tax Regulations (Tax Planning Requiring Reporting), 2006. No Israeli Parent Subsidiary is subject to any reporting obligations under Sections 131D and 131E of the Ordinance or any similar provision under any other local or foreign Tax law, and including with respect to VAT;

(p)               The Israeli Parent Subsidiary is not and has never been a real property corporation (Igud Mekarke’in) within the meaning of this term under Section 1 of the Israeli Land Taxation Law (Appreciation and Acquisition), 5723-1963;

(q)               The Israeli Parent Subsidiary is duly registered for the purposes of Israeli value added tax (“VAT”). The Israeli Parent Subsidiary (i) has not made any exempt transactions (as defined in the Israel Value Added Tax Law of 1975) and, to the Parent’s Knowledge, there are no circumstances by reason of which there might not be an entitlement to full credit of all VAT chargeable or paid on inputs, supplies and other transactions and imports made by it, (ii) has collected and timely remitted to the relevant Tax authority all output VAT which it is required to collect and remit under any applicable Law, and (iii) has not received a refund for input VAT for which it is not entitled under any applicable Law;

(r)                Section 4.12(r) of the Parent Disclosure Letter sets forth a complete and accurate list as of the date hereof of all elections to be treated or benefits claimed by the Israeli Parent Subsidiary as a “Benefited Enterprise” (Mifaal Mutav), a “Preferred Enterprise” (Mifaal Muadaf) or a “Technology Enterprise” (Mifaal Technology) or any other elections or benefits under the Law for Encouragement of Capital Investments, of 1959;

(s)                The Parent and its Subsidiaries have met or made sure that the intermediaries have met the Mandatory Disclosure Rules in the countries that introduced them, including DAC6 in the EU, DOTAS in the UK, and similar rules;

(t)                 Neither Parent nor any Parent Subsidiary (including Merger Sub) is aware of the existence of any fact, or has taken or agreed to take any action, could reasonably be expected to prevent or impede the Merger from qualifying for the Intended U.S. Tax Treatment;

(u)               Immediately following the Effective Time, Parent will directly own 100 percent of the issued and outstanding shares of the Company;

(v)               To the Knowledge of Parent, (i) none of the individual Sequoia Capital (“Sequoia”) funds and or entities that own Parent Common Stock have ownership of 5% or more of the total outstanding shares of Parent, (ii) no subset of the Sequoia entities described in clause (i) are controlled by a “group”, such that a “group” could be deemed to hold 5% or more of the outstanding shares of Parent, and (iii) each Sequoia entity described in clause (i) is able to make investment decisions independently. For purposes of this Section 4.12(v), “group” includes any person or group that controls the decisions of the Sequoia entities;

(w)             To the Knowledge of Parent, (i) none of the individual Morgan Stanley Investment Management (“MISM”) asset management entities that own Parent stock have ownership of 5% or more of the total outstanding shares of Parent, (ii) no subset of the MISM entities described in clause (i) are controlled by a “group”, such that a “group” could be deemed to hold 5% or more of the outstanding shares of Parent, and (iii) each MISM entity described in clause (i) is able to make investment decisions independently. For purposes of this Section 4.12(w), “group” includes any person or group that controls the decisions of the MISM entities.

Section 4.13.           Litigation. Except as set forth in Section 4.13 of the Parent Disclosure Letter, there are no Proceedings pending or, to the Parent’s Knowledge, threatened against the Parent or any Parent Subsidiary or any of their respective properties, rights or assets by or before, and there are no orders, judgments or decrees of or settlement agreements with, any Governmental Entity, that are or would reasonably be expected to be, individually or in the aggregate, material to the Parent and the Parent Subsidiaries, taken as a whole.

Section 4.14.           Intellectual Property.

(a)               Section 4.14(a) of the Parent Disclosure Letter sets forth a true, correct and complete list of all (i) Patents, registered Marks and other material Registered Parent Intellectual Property Rights and (ii) material unregistered Marks included in the Owned Parent IP. For each item of Registered Parent Intellectual Property Rights, Section 4.14(a) of the Parent Disclosure Letter lists (A) the record owner of such item (B) the jurisdiction in which such item is filed, registered, pending or issued, (C) the issuance, registration or application date and number of such item, and (D) for each material Domain Name registration, the applicable Domain Name registrar, the name of the registrant and the expiration date for the registration.

(b)               Each material item of Registered Parent Intellectual Property Rights is subsisting and to the Parent’s Knowledge, each material item of Parent Intellectual Property (other than applications for registrations) is valid and enforceable. No Proceeding (other than office actions in connection with the prosecution of applications) is pending or, to the Parent’s Knowledge, threatened by or before any Governmental Entity, that challenges the legality, validity, enforceability, registration, use or ownership of any Patents, registered Marks and other material Owned Parent IP.

(c)               Except as set forth in Section 4.14(c) of the Parent Disclosure Letter, and except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Parent and the Parent Subsidiaries, taken as a whole, (i) the Parent, or the applicable Parent Subsidiary, is the sole and exclusive owner of all right, title and interest in and to the Owned Parent IP, free and clear of all Liens (other than Parent Permitted Liens), (ii) the Owned Parent IP is freely transferable and assignable without restriction and without payment of any kind to any third Person and (iii) material Parent Licensed IP is validly licensed to the Parent or the applicable Parent Subsidiary. As of the Closing, the Parent or the applicable Parent Subsidiary will own, license, sublicense or otherwise possess legally enforceable rights to use all Intellectual Property necessary and sufficient to conduct the Parent’s business, except as would not reasonably be expected to be, individually or in the aggregate, material to the Parent and the Parent Subsidiaries, taken as a whole.

(d)               Except as set forth in Section 4.14(d) of the Parent Disclosure Letter, no Proceedings are pending or, to the Parent’s Knowledge, are threatened against the Parent or any Parent Subsidiary, (i) alleging that the Parent or any Parent Subsidiary is infringing, misappropriating, diluting, using or disclosing without authorization or otherwise violating the Intellectual Property of any Person, (ii) inviting the Parent or any Parent Subsidiary to take a license under any Intellectual Property Rights or consider the applicability of any Intellectual Property Rights to any Parent Offering or the conduct of the Parent’s business, or (iii) challenging the legality, ownership, use, registration, validity or enforceability of any Parent Intellectual Property Rights or Parent Intellectual Property.

(e)               Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Parent and the Parent Subsidiaries, taken as a whole, neither the conduct of the Parent’s business, nor any Parent Offering (including the use, practice, offering, licensing, provision, sale, distribution or other exploitation of any Parent Offering), (i) has been in the last three (3) years or is currently infringing, misappropriating, misusing, diluting, using or disclosing without authorization, or otherwise violating any Intellectual Property Rights of any third Person, (ii) has been in the last three (3) years or is currently contributing to or inducing any infringement, misappropriation or other violation of any Intellectual Property Rights of any third Person, or (iii) has in the last three (3) years constituted or currently constitutes unfair competition or trade practices under the Laws of any relevant jurisdiction.

(f)                Except as set forth in Section 4.14(f) of the Parent Disclosure Letter, in the last three (3) years, neither the Parent nor any Parent Subsidiary has instituted or threatened in writing to institute any Proceeding against any Person alleging any infringement, misappropriation, misuse, dilution, unauthorized use or disclosure or other violation of any material Parent Intellectual Property Rights, Parent Intellectual Property, or Parent Offering. To the Parent’s Knowledge, no Person is infringing, misappropriating, misusing, diluting, using or disclosing without authorization, or otherwise violating any material Parent Intellectual Property Rights, Parent Intellectual Property or Parent Offering.

(g)               Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Parent and the Parent Subsidiaries, taken as a whole, the Parent and each Parent Subsidiary has taken commercially reasonable actions to maintain and protect all material Proprietary Information held by the Parent or the applicable Parent Subsidiary, and all such Proprietary Information has been maintained in confidence in accordance with procedures that are customarily used in the industry to protect Proprietary Information of like importance. Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Parent and the Parent Subsidiaries, taken as a whole, to the Parent’s Knowledge, in the last five (5) years, there has been no unauthorized disclosure of Parent Intellectual Property, or unauthorized disclosure by the Parent or any Parent Subsidiary of any third party Intellectual Property.

(h)               Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Parent and the Parent Subsidiaries, taken as a whole, the Parent or the applicable Parent Subsidiary has obtained, either by operation of Law or by valid assignment or transfer, exclusive ownership of all Intellectual Property or Intellectual Property Rights authored, invented, created or developed by all current or former employees or Parent Contractors of the Parent or any Parent Subsidiary for the Parent or such Parent Subsidiary during the term of such employee’s employment or such Parent Contractor’s engagement. Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Parent and the Parent Subsidiaries, taken as a whole, to the Parent’s Knowledge, the Parent and each Parent Subsidiary does not owe any compensation to any current or former employee or Parent Contractor in connection with any Owned Parent IP. The Parent and the Parent Subsidiaries have, and enforce, a policy requiring each employee and Parent Contractor who has access to Proprietary Information to execute a confidentiality agreement that obligates such Person to maintain the confidentiality thereof, except where the failure to enforce such policy has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Parent and the Parent Subsidiaries, taken as a whole.

(i)                 Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Parent and the Parent Subsidiaries, taken as a whole, no government funding or governmental grants from any Governmental Entity were used in the development of any Owned Parent IP.

(j)                 Except as set forth in Section 4.14(j) of the Parent Disclosure Letter, and except as would not reasonably be expected to be, individually or in the aggregate, material to the Parent and the Parent Subsidiaries, taken as a whole, no current or former employee or Parent Contractor who is or was involved in, or contributed to, the creation or development of any Owned Parent IP, was an employee or faculty member of, or otherwise performed services for, any Academic Institution, during a period of time while such employee or Parent Contractor was performing services for Parent or any Parent Subsidiary. Except as set forth in Section 3.14(j)(ii) of the Parent Disclosure Letter, and except as would not reasonably be expected to be, individually or in the aggregate, material to the Parent and the Parent Subsidiaries, taken as a whole, no former or current employee or Parent Contractor of any Israeli Parent Subsidiary who is or was involved in, or contributed to, the creation or development of any Owned Parent IP, was employed by or has performed services for, or was subject to any regulations, guidelines and/or directive of, the Israel Defense Forces, the Israel Ministry of Defense, the Israel Prime Minister office or any other Government Entity during a period of time during which such employee or Parent Contractor was also involved in, or contributing to, the creation or development of any Owned Parent IP, or during the twelve-month period immediately prior to his or her employment or engagement with any Israeli Parent Subsidiary, other than reserves duty. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Parent and the Parent Subsidiaries, taken as a whole, no Academic Institution, or the Israel Ministry of Defense, the Israel Prime Minister office or any other Governmental Entity has provided or provides facilities, personnel or funding for the creation or development of any Owned Parent IP or Parent Offering and no Academic Institution or the Israel Ministry of Defense, the Israel Prime Minister office or any other Governmental Entity has claimed any right or interest in, any Owned Parent IP or Parent Offering and no Academic Institution or the Israel Ministry of Defense, the Israel Prime Minister office or any other Governmental Entity owns, purports to own, has any other rights in or to, or has any option to obtain any rights in or to, any Owned Parent IP or Parent Offering.

(k)               None of the material Source Code for any Parent Software has been deposited with, licensed or provided to any Person other than employees and Parent Contractors of the Parent or any Parent Subsidiary who have entered into written confidentiality Contracts with respect to such Source Code. The Parent is not required to deposit, disclose or license to any Person, and has not entered into any escrow arrangements with respect to, any material Source Code for any Parent Software, and to the Knowledge of the Parent, no event has occurred, and no circumstance or condition exist, that (with or without notice or lapse of time) will result or could reasonably result in the disclosure or delivery to any Person of any such Source Code.

(l)                 No material Parent Software is or has become subject to any Open Source Software license and no Open Source Software is or has been included, incorporated or embedded in, linked to, combined or distributed with or used in the delivery or provision of any material Parent Software or in any Parent Offering, in each case, in a manner that would require any material Parent Software or Parent Offering to be licensed, distributed, or otherwise made available (a) in a form other than binary or object code (e.g., in Source Code form); (b) under terms that permit redistribution, reverse engineering, or creation of derivative works or other modification of such material Parent Software or Parent Offering; (c) without a license fee or (d) in a form that requires or purports to require the Parent to grant any Intellectual Property License with respect to Patents. Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Parent and the Parent Subsidiaries, taken as a whole, the Parent and the Parent Subsidiaries are and have been in compliance with the terms and conditions of each Open Source Software license to which they are subject.

(m)             Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Parent and the Parent Subsidiaries, taken as a whole, none of the Parent Software and Parent Offerings: (i) constitutes or contains any Contaminants, or (ii) contains defects, vulnerabilities, bugs or errors that affects the use, functionality, security or performance of such Parent Software, Parent Offering or any product or system containing or used in conjunction with such Parent Software or Parent Offering. Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Parent and the Parent Subsidiaries, taken as a whole, there are no warranty, indemnification requests or other claims asserted against the Parent (or any Parent Subsidiary) related to any Parent Software or Parent Offering that are unresolved.

(n)               The Parent and the Parent Subsidiaries have taken commercially reasonable steps in accordance with customary industry standard to protect and secure its IT Systems, except where the failure to take such steps has not had and does not constitute a Parent Material Adverse Effect. There has been no cyber-attack, unauthorized access to or use of (whether without authorization or in breach of an authorization) or harm to any IT Systems (or any Software, information or data stored on any IT Systems), to the Parent’s Knowledge and that would be expected to be, individually or in the aggregate, material to the Parent and the Parent Subsidiaries.

(o)               Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Parent and the Parent Subsidiaries, taken as a whole, the execution and delivery of this Agreement and the consummation of the Transactions themselves, will result in (i) the grant of an Intellectual Property License to or under any material Parent Intellectual Property (or, except as a result of the terms of a Contract to which Company, but neither the Parent nor a Parent Subsidiary, is a party, any Intellectual Property or Intellectual Property Rights of Company) to any Person, or (ii) the Parent, any Parent Subsidiary (or, except as a result of the terms of a Contract to which Company, but neither the Parent nor a Parent Subsidiary, is a party) Company being subject to any non-compete or other material restriction on the operation or scope of their respective business.

Section 4.15.           Privacy and Data Protection. Except as set forth in Section 4.15 of the Parent Disclosure Letter and except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, the Parent and the Parent Subsidiaries are in compliance, and for the past three years have been in compliance, with all applicable Laws, written and published policies of the Parent and its Subsidiaries, and Parent Material Contracts, in each case, with respect to data privacy and security. Except as set forth in Section 4.15 of the Parent Disclosure Letter, to the Knowledge of the Parent, there is no current Proceeding pending against the Parent or any of the Parent Subsidiaries, including by any Governmental Authority, with respect to their collection, retention, storage, security, disclosure, transfer, disposal, use, or other processing of any Parent Personal Information. Except as set forth in Section 4.15 of the Parent Disclosure Letter and except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, since December 31, 2021, the Parent and the Parent Subsidiaries have not experienced a breach of the security of Parent Personal Information or other proprietary or confidential information within the possession or control of the Parent or a Parent Subsidiary.

Section 4.16.           Real Property; Assets. Neither the Parent nor any Parent Subsidiary owns or has owned any real property. Section 4.16 of the Parent Disclosure Letter sets forth a list, as of the date hereof, of any Contract pursuant to which the Parent or any Parent Subsidiary leases, subleases or occupies any material real property (“Parent Leases”). Neither the Parent nor any Parent Subsidiary has subleased, licensed or otherwise granted any Person the right to use or occupy any real property subject to a Parent Lease or any portion thereof. Each Parent Lease is valid, binding and in full force and effect, subject to the Enforceability Limitations, and no default on the part of the Parent or, if applicable, any Parent Subsidiary or, to the Parent’s Knowledge, the landlord thereunder exists with respect to any Parent Lease, except in each case, as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. The Parent or a Parent Subsidiary has a good and valid leasehold interest in or contractual right to use or occupy, subject to the terms of the applicable Parent Lease, each real property subject to the Parent Leases, free and clear of all Liens, other than Parent Permitted Liens. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, the Parent or a Parent Subsidiary has good and marketable title to, or a valid and binding leasehold or other interest in, all tangible personal property necessary for the conduct of the business of the Parent and the Parent Subsidiaries, taken as a whole, as currently conducted, free and clear of all Liens, other than Parent Permitted Liens.

Section 4.17.           Material Contracts.

(a)               Except for this Agreement, Section 4.17(a) of the Parent Disclosure Letter contains a complete and correct list, as of the date hereof, of each Contract described below in this Section 4.17(a) under which the Parent or any Parent Subsidiary has any current or future rights, responsibilities, obligations or liabilities (in each case, whether contingent or otherwise) or to which the Parent or any Parent Subsidiary is a party or to which any of their respective properties or assets is subject, in each case as of the date hereof other than Parent Benefit Plans listed on Section 4.10(a) of the Parent Disclosure Letter (all Contracts of the type described in this Section 4.17(a), whether or not set forth on Section 4.17(a) of the Parent Disclosure Letter, being referred to herein as the “Parent Material Contracts”):

(i)            each Contract that limits, in each case in any material respect the freedom of the Parent, any Parent Subsidiary or any of their respective affiliates (including Company and its affiliates after the Effective Time) to compete or engage in any line of business or geographic region or with any Person or sell, supply or distribute any product or service, use or enforce any Intellectual Property or Intellectual Property Rights owned by or exclusively licensed to the Parent or any Parent Subsidiary, or hire or solicit any Person in any material manner or that otherwise has the effect of materially restricting the Parent, the Parent Subsidiaries or any of their respective affiliates (including Company and its affiliates after the Effective Time) from the development, marketing or distribution of products and services, in each case, in any geographic area;

(ii)            each acquisition or divestiture Contract that contains representations, covenants, indemnities or other obligations (including “earnout” or other contingent payment obligations) that would reasonably be expected to result in the receipt or making by the Parent or any Parent Subsidiary of future payments in excess of such amount as set forth in Section 4.17(a)(ii) of the Parent Disclosure Letter;

(iii)            each Contract that gives any Person the right to acquire any material assets of the Parent or any Parent Subsidiary (excluding ordinary course commitments to purchase Parent Offerings) after the date hereof;

(iv)            each Contract that (i) provides for the authorship, invention, creation, conception or other development of any material Intellectual Property or Intellectual Property Rights (A) by the Parent for any other Person or (B) for the Parent by any other Person (other than by employees and Parent Contractors in the ordinary course of business); (ii) provides for the assignment or other transfer of any ownership interest in material Intellectual Property or Intellectual Property Rights (A) to the Parent from any other Person (other than by employees and Parent Contractors in the ordinary course of business) or (B) by the Parent to any other Person; (iii) includes any grant of an Intellectual Property License with respect to a Patent or any material Intellectual Property License to any other Person by the Parent (other than non-exclusive licenses in the ordinary course of business); or (iv) includes any grant of an Intellectual Property License with respect to a Patent or any material Intellectual Property License by any other Person (other than, with respect to this subsection (iv) only, (A) licenses for Open Source Software, or (B) Intellectual Property Licenses for off-the-shelf Software and other software, shrink wrap and click through software, that is commercially available on standard terms to the public generally);

(v)            each Contract to provide material Source Code for any Parent Offering to any third Person, including any Contract to put such Source Code in escrow with a third Person on behalf of a licensee or contracting party;

(vi)            any Contract (x) granting exclusive rights to purchase, license, distribute, market, sell, support, make available or deliver any Parent Offerings; or (y) otherwise contemplating an exclusive relationship between the Parent and any other Person, including any exclusive supply Contract, in each case which is material to the Parent and its subsidiaries taken as a whole;

(vii)            each settlement agreement or similar Contract restricting in any material respect the operations or conduct of the Parent or any Parent Subsidiary or any of their respective affiliates (including Parent and its affiliates after the Effective Time);

(viii)            each Contract not otherwise described in any other subsection of this Section 4.17(a) pursuant to which the Parent or any Parent Subsidiary is obligated to pay, or entitled to receive payments in excess of such amount as set forth in Section 4.17(a)(viii) of the Parent Disclosure Letter in the twelve (12) month period following the date hereof;

(ix)            each Contract that obligates the Company or any Company Subsidiary to make any capital investment or capital expenditure outside the ordinary course of business and in excess of such amount as set forth in Section 4.17(a)(ix) of the Parent Disclosure Letter;

(x)            each Contract that is a Material Parent Customer Agreement, a Material Parent Vendor Agreement or a Material Parent Partner Agreement;

(xi)            each Contract that grants any material right of first refusal or right of first offer or that materially limits the ability of the Parent, any Parent Subsidiary or any of their respective affiliates (including Company and its affiliates after the Effective Time) to own, operate, sell, transfer, pledge or otherwise dispose of any businesses or material assets;

(xii)            each Contract that contains any exclusivity rights or “most favored nations” provisions or minimum use, supply or display requirements that are binding on the Parent or its affiliates (including Company and its affiliates after the Effective Time), in each case which is material to the Parent and its subsidiaries taken as a whole;

(xiii)            each material Parent Lease;

(xiv)            each Contract relating to outstanding or potential Indebtedness (or commitments in respect thereof) of the Parent or any Parent Subsidiary (whether incurred, assumed, guaranteed or secured by any asset) in an amount in excess of such amount as set forth in Section 4.17(a)(xiv) of the Parent Disclosure Letter or relating to any Liens on the material assets of the Parent or any Parent Subsidiary;

(xv)            each Contract involving derivative financial instruments or arrangements (including swaps, caps, floors, futures, hedges, forward contracts and option agreements) for which the aggregate exposure (or aggregate value) to the Parent and the Parent Subsidiaries is reasonably expected to be in excess of such amount as set forth in Section 4.17(a) (xv) of the Parent Disclosure Letter or with a notional value in excess of such value as set forth in Section 4.17(a)(xv) of the Parent Disclosure Letter;

(xvi)            each Parent Related Party Contract;

(xvii)            each Collective Bargaining Agreement; and

(xviii)            any Contract not otherwise described in any other subsection of this Section 4.17(a) that would constitute a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) with respect to the Parent.

(b)               True, correct and complete copies of each Parent Material Contract in effect as of the date hereof have been made available to Company or publicly filed with the SEC prior to the date hereof. None of the Parent or any Parent Subsidiary is in breach of or default under the terms of any Parent Material Contract, except as has not had and would not reasonably be expected to have, individually or in the aggregate, Parent Material Adverse Effect. To the Parent’s Knowledge, as of the date hereof, no other party to any Parent Material Contract is in breach of or default under the terms of any Parent Material Contract where such breach or default has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, Parent Material Adverse Effect, each Parent Material Contract is a valid, binding and enforceable obligation of the Parent or the Parent Subsidiary which is party thereto and, to the Parent’s Knowledge, of each other party thereto, and is in full force and effect, subject to the Enforceability Limitations.

Section 4.18.           Environmental Matters. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (a) neither the Parent nor any Parent Subsidiary is in violation of any Environmental Law, (b) none of the properties owned or occupied by the Parent or any Parent Subsidiary is contaminated with any Hazardous Substance and (c) the Parent and the Parent Subsidiaries have all permits, licenses and other authorizations required under any Environmental Law and the Parent and the Parent Subsidiaries are in compliance with such permits, licenses and other authorizations. As of the date hereof, no Proceeding is pending, or to the Parent’s Knowledge, threatened, concerning or relating to the operations of the Parent or any Parent Subsidiary that seeks to impose, or that is reasonably likely to result in the imposition of, any material liability arising under any Environmental Law upon the Parent or any Parent Subsidiary.

Section 4.19.           Customers; Vendors; Advertisers.

(a)               Section 4.19(a) of the Parent Disclosure Letter sets forth a list of the top ten (10) customers of the Parent and the Parent Subsidiaries that have a Contract with the Parent or a Parent Subsidiary, determined by the aggregate consideration paid to the Parent or the Parent Subsidiaries during the last twelve (12) months ended December 31, 2021 (each, a “Material Parent Customer” and each such contract, a “Material Parent Customer Agreement”). As of the date hereof, neither the Parent nor any Parent Subsidiary has received any written notice from any Material Parent Customer that such Material Parent Customer shall not continue as a customer of the Parent or that such Material Parent Customer intends to terminate or adversely modify existing Contracts with the Parent or the Parent Subsidiaries.

(b)               Section 4.19(b) of the Parent Disclosure Letter sets forth a list of the top ten (10) vendors of the Parent and the Parent Subsidiaries, determined by the aggregate spend of the Parent and the Parent Subsidiaries during the last twelve (12) months ended December 31, 2021 (each, a “Material Parent Vendor” and each Contract pursuant to which the Parent or a Parent Subsidiary paid those amounts to the applicable Material Parent Vendor, a “Material Parent Vendor Agreement”). As of the date hereof, neither the Parent nor any Parent Subsidiary has received any written notice from any Material Parent Vendor that such Material Parent Vendor shall not continue as a vendor to the Parent or that such Material Parent Vendor intends to terminate or adversely modify existing Contracts with the Parent or the Parent Subsidiaries.

(c)               Section 4.19(c) of the Parent Disclosure Letter sets forth a list of the top ten (10) advertisers, publishing customers and other commercial partners that the Parent or Parent Subsidiaries have a revenue sharing arrangement or other similar arrangement with, in each case, determined by the aggregate revenue received by the Parent and the Parent Subsidiaries from such Person during the last twelve (12) months ended December 31, 2021 (each, a “Material Parent Partner” and each Contract with each Material Parent Partner, a “Material Parent Partner Agreement”). As of the date hereof, neither the Parent nor any Parent Subsidiary has received any written notice from any Material Parent Partner that such Material Parent Partner shall not continue as an advertiser of the Parent or that such Material Parent Partner intends to terminate or adversely modify existing Contracts with the Parent or the Parent Subsidiaries. Insurance. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (a) all current insurance policies and insurance Contracts of the Parent and the Parent Subsidiaries are in full force and effect and are valid and enforceable and cover against the risks as are customary for companies of similar size in the same or similar lines of business and (b) all premiums due thereunder have been paid in accordance with the agreed premium payment terms. Neither the Parent nor any Parent Subsidiary has received written notice of cancellation or termination with respect to any current third-party insurance policies or insurance Contracts (other than in connection with normal renewals of any such insurance policies or Contracts) where such cancellation or termination would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.20.           Information Supplied. The information relating to the Parent and the Parent Subsidiaries to the extent supplied by or on behalf the Parent and the Parent Subsidiaries to be contained in, or incorporated by reference in, (a) the Registration Statement will not, at the time the Registration Statement is declared effective by the SEC contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, at the time and in light of the circumstances under which they were made, not false or misleading and (b) the Joint Proxy Statement will not at the date it is first mailed to shareholders of the Company or to stockholders of Parent or at the time of the Company Shareholders Meeting or the Parent Stockholders Meeting contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, at the time and in light of the circumstances under which they were made, not false or misleading. The Joint Proxy Statement and the Registration Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder. Notwithstanding the foregoing provisions of this Section 4.20, no representation or warranty is made by the Parent with respect to information or statements made or incorporated by reference in the Registration Statement or the Joint Proxy Statement, which information or statements were not supplied by or on behalf of the Parent.

Section 4.21.           Opinion of Financial Advisor. The Parent Board of Directors has received the oral opinion of Morgan Stanley & Co. LLC, to be confirmed by the delivery of its written opinion dated July 13, 2022, to the effect that, as of such date and based upon and subject to the various assumptions made, procedures followed, and limitations, qualifications and other matters considered in connection with the preparation of such opinion, the Exchange Ratio pursuant to this Agreement is fair from a financial point of view to Parent (it being understood and agreed that such opinion is for the benefit of the Parent Board of Directors and may not be relied upon by the Company).

Section 4.22.           Takeover Statutes. The Parent Board of Directors has taken all action necessary to render inapplicable to this Agreement and the Transactions any “business combination,” “control share acquisition,” “fair price,” “moratorium” or other takeover or anti-takeover statute or similar Delaware Law or any takeover or anti-takeover provision in the Parent Governing Documents. The Parent has no stockholder rights plan, “poison-pill”, antitakeover plan or similar device in effect to which the Parent or any of its Subsidiaries is subject, party or otherwise bound.

Section 4.23.           Related Party Transactions. Except as set forth in Section 4.23 of the Parent Disclosure Letter, there are no Parent Related Party Contracts in effect, nor are there any currently proposed transactions or series of related transactions or Contracts (including Parent Related Party Contracts), that would be required to be disclosed under Item 404 of Regulation S-K that have not been otherwise disclosed in the Parent SEC Documents filed prior to the date hereof.

Section 4.24.           Valid Issuance. The Parent Common Stock to be issued as Merger Consideration pursuant to the terms hereof, when issued as provided in and pursuant to the terms of this Agreement, will be duly authorized and validly issued, fully paid and nonassessable, and (other than restrictions under applicable securities laws, or restrictions created by any Company Shareholder) will be free of restrictions on transfer. There are no accrued and unpaid dividends with respect to any outstanding shares of capital stock of the Parent or any of its Subsidiaries. Parent Common Stock constitutes the only class of equity securities of the Parent or its Subsidiaries registered or required to be registered under the Exchange Act.

Section 4.25.           Finders and Brokers. Other than Morgan Stanley & Co. LLC, neither Parent nor any Parent Subsidiary has employed or engaged any investment banker, broker or finder in connection with the Transactions who is entitled to any fee or any commission in connection with this Agreement or upon or as a result of the consummation of the Merger.

Section 4.26.           Stock Ownership. Expect pursuant to this Agreement, neither Parent nor any Parent Subsidiary owns, or has any options or other rights to acquire, any Company Ordinary Shares or other interests in the Company.

Section 4.27.           No Merger Sub Activity. Merger Sub was formed solely for purposes of the Transactions. Since its date of formation, Merger Sub has not engaged in any activities other than in connection with this Agreement and the Transactions.

Section 4.28.           No Other Representations. Each of Parent and Merger Sub acknowledges that none of the Company or any of its Representatives makes, and each of Parent and Merger Sub acknowledges that it has not relied upon or otherwise been induced by, any express or implied representation or warranty with respect to the Company or any Company Subsidiary or with respect to any other information provided or made available to Parent, Merger Sub or their respective Representatives in connection with the Transactions, including any information, documents, projections, forecasts or other material made available to Parent, Merger Sub or their respective Representatives in certain “data rooms” or management presentations in expectation of the Transactions or the accuracy or completeness of any of the foregoing, except in each case for the representations and warranties contained in Article III and the certificate delivered pursuant to Section 7.2(d). Without limiting the generality of the foregoing, each of Parent and Merger Sub acknowledges that, except as may be expressly provided in Article III and the certificate delivered pursuant to Section 7.2(d), no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospective information that may have been made available, directly or indirectly, to Parent, Merger Sub, any of their respective Representatives or any other Person.

Section 4.29.           CFIUS. In the United States, neither Parent nor any Parent Subsidiary produces, designs, tests, manufactures, fabricates, or develops one or more “critical technologies” within the meaning of Section 721 of the Defense Production Act of 1950, as amended, including all implementing regulations thereof, other than critical technologies that are eligible, pursuant to the license exception described at 31 C.F.R. § 800.401(e)(6)(ii), for export, reexport, transfer (in-country), or retransfer to a non-government end user located in a country not listed in Country Group D:1, E:1, or E:2 of Supplement No. 1 to 15 C.F.R. Part 740.

Article V

COVENANTS RELATING TO CONDUCT OF BUSINESS
PENDING THE MERGER

Section 5.1.               Conduct of Business by the Company Pending the Closing. The Company agrees that between the date hereof and the earlier of the Effective Time or the date, if any, on which this Agreement is validly terminated pursuant to Section 8.1, except (a) as set forth in Section 5.1 of the Company Disclosure Letter, (b) as specifically permitted or required by this Agreement, (c) as required by applicable Law, (d) for any actions reasonably and in good faith taken (or failures to take action reasonably and in good faith) in response to COVID-19 or any COVID-19 Measures, or (e) as consented to in writing by Parent (which consent shall not be unreasonably withheld, conditioned or delayed), the Company (1) shall, and shall cause each Company Subsidiary to, conduct its business in the ordinary course of business in all material respects, (2) shall, and shall cause each Company Subsidiary to, use reasonable best efforts to (x) preserve intact its and their present business organizations, goodwill and ongoing businesses, (y) keep available the services of its and their present officers and other key employees (other than where termination of such services is for cause) and (z) preserve its and their relationships with customers, suppliers, vendors, resellers, licensors, licensees, Governmental Entities, and other Persons, in each case with whom the Company and the Company Subsidiaries have material business relations; and (3) shall not, and shall cause each Company Subsidiary not to, directly or indirectly:

(i)            amend, modify, waive, rescind, change or otherwise restate the Company’s or any Company Subsidiary’s articles of association, certificate of incorporation, bylaws or equivalent organizational documents;

(ii)            authorize, declare, set aside, make or pay any dividends on or make any distribution with respect to its outstanding shares or other equity interests (whether in cash, assets, shares or other securities of the Company or any Company Subsidiary) (other than dividends or distributions made by any wholly owned Company Subsidiary to the Company or any wholly owned Company Subsidiary), or enter into any agreement or arrangement with respect to voting or registration, or file any registration statement with the SEC with respect to any, of its share capital or other equity interests or securities;

(iii)            split, combine, subdivide, reduce or reclassify any of its share capital or other equity interests, or redeem, purchase or otherwise acquire any of its share capital or other equity interests, or issue or authorize the issuance of any of its share capital or other equity interests or any other securities in respect of, in lieu of or in substitution for, its share capital or other equity interests, except for (A) the acceptance of Company Ordinary Shares as payment of the exercise price of Company Options or for withholding Taxes in respect of Company Equity Awards or (B) any such transaction involving only wholly owned Company Subsidiaries;

(iv)            issue, deliver, grant, sell, pledge, dispose of or encumber, or authorize the issuance, delivery, grant, sale, pledge, disposition or encumbrance of, any shares, voting securities or other equity interest in the Company or any Company Subsidiary or any securities convertible into or exchangeable or exercisable for any such shares, voting securities or equity interest, or any rights, warrants or options to acquire any such shares, voting securities or equity interest or any “phantom” shares, “phantom” share rights, share appreciation rights or share based performance units or take any action to cause to be exercisable or vested any otherwise unexercisable or unvested Company Equity Award under any existing Company Equity Plan (except as otherwise provided by the express terms of any Company Equity Award), other than (A) issuances of Company Class A Shares upon conversion of Company Class B Shares, issuances of Company Ordinary Shares in respect of any exercise of Company Options outstanding on the date hereof or the vesting or settlement of Company Equity Awards outstanding on the date hereof, in all cases in accordance with their respective terms as of the date hereof, (B) sales of Company Ordinary Shares pursuant to the exercise of Company Options if necessary to effectuate an optionee direction upon exercise or pursuant to the settlement of Company Equity Awards in order to satisfy Tax withholding obligations, or (C) transactions solely between the Company and a wholly owned Company Subsidiary or solely between wholly owned Company Subsidiaries;

(v)            except as required by any Company Benefit Plan as in existence as of the date hereof or entered into in accordance with the terms of this Agreement, and except in the ordinary course of business, (A) increase the compensation or benefits payable or to become payable to current Service Providers in an amount in excess of a percentage, set forth in the Company Disclosure Letter, of the aggregate cost of such compensation and benefits in effect as of the date hereof, (B) grant to its current or former Service Providers any material increase in severance or termination pay, (C) pay or award, or commit to pay or award, any bonuses, retention or incentive compensation, other than sales commissions, to any of its current or former Service Providers other than in connection with annual or periodic performance review, (D) establish, adopt, enter into, amend or terminate any Collective Bargaining Agreement or Company Benefit Plan except for any amendments to health and welfare plans in the ordinary course of business consistent with past practice that do not contravene the other covenants set forth in this clause (v) or materially increase the cost to the Company of maintaining such Company Benefit Plan or the benefits provided thereunder, (E) take any action to materially amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding under any Company Benefit Plan, (F) terminate the employment of any employee at the level of vice president or above, other than for cause or failure to meet performance or evaluation targets, (G) hire any new employees, except for non-officer employees below the vice president level, other than in order to replace such employees who ceased to be employed and recruitment as part of existing expansion or growth plans, or (H) provide any funding for any rabbi trust or similar arrangement;

(vi)            acquire (including by merger, consolidation or acquisition of stock or assets or any other means) or authorize or announce an intention to so acquire, or enter into any agreements providing for any acquisitions of, any entity, business or assets that constitute a business or division of any Person, or all or substantially all of the assets of any Person, or otherwise engage in any mergers, consolidations or business combinations, except for (A) transactions solely between the Company and a wholly owned Company Subsidiary or solely between wholly owned Company Subsidiaries or (B) acquisitions of supplies or equipment in the ordinary course of business consistent with past practice;

(vii)            liquidate (completely or partially), dissolve, restructure, recapitalize or effect any other reorganization (including any restructuring, recapitalization or reorganization between or among any of the Company and/or the Company Subsidiaries), or adopt any plan or resolution providing for any of the foregoing;

(viii)            make any loans, advances or capital contributions to, or investments (other than within the amount permitted under clause (vi) above) in, any other Person, except for (A) loans solely among the Company and its wholly owned Company Subsidiaries or solely among the Company’s wholly owned Company Subsidiaries, (B) advances for reimbursable employee expenses in the ordinary course of business, and (C) credit to customers or advancement of expenses to suppliers;

(ix)            sell, lease, license (other than sales and non-exclusive licenses in the ordinary course of business), assign, abandon, permit to lapse, transfer, exchange, swap or otherwise dispose of, or subject to any Lien (other than Company Permitted Liens), any of its material properties, rights or assets, except (A) dispositions of obsolete or worthless equipment, (B) Liens to financial institutions or banks in connection with ongoing services over assets or properties that are not material to the Company and its Subsidiaries, taken as a whole and (B) pursuant to transactions solely among the Company and its wholly owned Company Subsidiaries or solely among wholly owned Company Subsidiaries;

(x)            act, or fail to act, in each case in any manner that would reasonably be expected to result in any loss, lapse, abandonment, invalidity or unenforceability of any material Company Intellectual Property Rights;

(xi)            assign, transfer, or dispose of any material Company Intellectual Property Rights;

(xii)            enter into or become bound by, or amend, modify, terminate or waive any material Contract related to the acquisition or disposition or granting of any license with respect to material Intellectual Property or material Intellectual Property Rights of any Person, or otherwise encumber any Intellectual Property or Intellectual Property Rights, other than in the ordinary course of business with respect to non-exclusive licenses;

(xiii)            (A) enter into any Contract that would, if entered into prior to the date hereof, be a Material Contract, or (B) (1) modify, amend, extend or voluntarily terminate (other than non-renewals occurring in the ordinary course of business consistent with past practice) any Material Contract or (2) waive, release or assign any rights or claims thereunder, in the case of clause (A) and (B), other than in the ordinary course of business, or (C) modify or amend, in any material respect any employment agreement (other than for actions permitted under clause (v) above);

(xiv)            make any capital expenditure or expenditures, enter into agreements or arrangements providing for capital expenditure or expenditures or otherwise commit to do so;

(xv)            commence (other than any collection action in the ordinary course of business consistent with past practice), waive, release, assign, compromise or settle any litigation, investigation or proceeding (for the avoidance of doubt, including with respect to matters in which the Company or any Company Subsidiary is a plaintiff, or in which any of their officers or directors in their capacities as such are parties), other than the compromise or settlement of any litigation or proceeding that involves only the payment of monetary damages not in excess of the amounts set forth in the Company Disclosure Letter;

(xvi)            make any material change in financial accounting policies or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by GAAP or applicable Law;

(xvii)            make, change or revoke any material Tax election, adopt or change any Tax accounting period or material method of Tax accounting, materially amend any material Tax Return, settle or compromise any material liability for Taxes or any Tax audit, claim or other proceeding relating to a material amount of Taxes unless the settlement does not involve imposition of a material liability or restriction on the Company, enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law);

(xviii)            redeem, repurchase, prepay, defease, incur, assume, endorse, guarantee or otherwise become liable for or modify in any material respects the terms of any Indebtedness or any derivative financial instruments or arrangements (including swaps, caps, floors, futures, hedges, forward contracts and option agreements), or issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities (directly, contingently or otherwise), except for (A) any Indebtedness solely among the Company and its wholly owned Company Subsidiaries or solely among wholly owned Company Subsidiaries and (B) Indebtedness in an aggregate principal amount outstanding at any time incurred by the Company or any of the Company Subsidiaries that does not exceed such amount set forth in the Company Disclosure Letter, and (C) derivative financial instruments or arrangements in the ordinary course of business consistent with past practices and not for speculative purposes;

(xix)            enter into any Related Party Contract or Collective Bargaining Agreement;

(xx)            adopt or otherwise implement any stockholder rights plan, “poison-pill” or other comparable agreement;

(xxi)            subject to Section 6.2, take or cause to be taken any action that would reasonably be expected to materially delay, impede or prevent the consummation of the Transactions on or before the Outside Date;

(xxii)            cancel or fail to use commercially reasonable efforts to replace or renew any material insurance policies;

(xxiii)            enter into a new line of business outside of the existing business of the Company and the Company Subsidiaries, taken as a whole, where such new line of business would be material to the Company and the Company Subsidiaries, taken as a whole;

(xxiv)            take any action, or knowingly fail to take any action, which action or failure to act could or could reasonably be expected to prevent or impede the Merger from qualifying for the Intended U.S. Tax Treatment;

(xxv)            take any action, or knowingly fail to take any action, which action or failure to act could or could reasonably be expected to result in non-compliance with or a breach by the Company or a Company Subsidiary of the Spin-Off Tax Ruling;

(xxvi)            take any action, or knowingly fail to take any action, which would result in the Company or any of the Company Subsidiaries claiming a capital loss with respect to any aspect of the transaction entered into with Thoma Bravo Advantage on March 20, 2021; or

(xxvii)            agree or authorize, in writing or otherwise, to take any of the foregoing actions.

Section 5.2.               Conduct of Business by Parent Pending the Closing. Parent agrees that between the date hereof and the earlier of the date of the Effective Time or the date, if any, on which this Agreement is validly terminated pursuant to Section 8.1, except (a) as set forth in Section 5.2 of the Parent Disclosure Letter, (b) as specifically permitted or required by this Agreement, (c) as required by applicable Law, (d) for any actions reasonably and in good faith taken (or failures to take action reasonably and in good faith) in response to COVID-19 or any COVID-19 Measures, or (e) as consented to in writing by the Company (such consent not to be unreasonably withheld, conditioned or delayed), Parent (1) shall, and shall cause each Parent Subsidiary to, conduct its business in the ordinary course of business in all material respects, (2) shall, and shall cause each Parent Subsidiary to, use reasonable best efforts to (x) preserve intact its and their present business organizations, goodwill and ongoing businesses, (y) keep available the services of its and their present officers and other key employees (other than where termination of such services is for cause) and (z) preserve its and their relationships with customers, suppliers, vendors, resellers, licensors, licensees, Governmental Entities, and other Persons, in each case with whom the Parent and the Parent Subsidiaries have material business relations; and (3)  shall not, and shall cause each Parent Subsidiary not to, directly or indirectly

(i)            amend, modify, waive, rescind, change or otherwise restate the Parent’s or any Parent Subsidiary’s certificate of incorporation, bylaws or equivalent organizational documents;

(ii)            authorize, declare, set aside, make or pay any dividends on or make any distribution with respect to its outstanding shares or other equity interests (whether in cash, assets, shares or other securities of the Parent or any Parent Subsidiary) (other than dividends or distributions made by any wholly owned Parent Subsidiary to the Parent or any wholly owned Parent Subsidiary), or enter into any agreement or arrangement with respect to voting or registration, or file any registration statement with the SEC with respect to any, of its share capital or other equity interests or securities;

(iii)            split, combine, subdivide, reduce or reclassify any of its share capital or other equity interests, or redeem, purchase or otherwise acquire any of its share capital or other equity interests, or issue or authorize the issuance of any of its share capital or other equity interests or any other securities in respect of, in lieu of or in substitution for, its share capital or other equity interests, except for (A) the acceptance of Parent Common Stock as payment of the exercise price of Parent stock options or for withholding Taxes in respect of Parent stock option or restricted stock units or (B) any such transaction involving only wholly owned Parent Subsidiaries;

(iv)            issue, deliver, grant, sell, pledge, dispose of or encumber, or authorize the issuance, delivery, grant, sale, pledge, disposition or encumbrance of, any shares, voting securities or other equity interest in the Parent or any Parent Subsidiary, including for the avoidance of doubt, issuance of Parent Preferred Stock (to ensure obtainment of Dual Listing Permit, to the extent it becomes needed), or any securities convertible into or exchangeable or exercisable for any such shares, voting securities or equity interest, or any rights, warrants or options to acquire any such shares, voting securities or equity interest or any “phantom” shares, “phantom” share rights, share appreciation rights or share based performance units or take any action to cause to be exercisable or vested any otherwise unexercisable or unvested Parent stock option or restricted stock unit under any existing Parent Equity Plan (except as otherwise provided by the express terms of any Parent equity award), other than (A)  issuances of Parent Common Stock in respect of any exercise of Parent stock options outstanding on the date hereof or the vesting or settlement of Parent stock options or restricted stock units outstanding on the date hereof, in all cases in accordance with their respective terms as of the date hereof, (B) sales of Parent Common Stock pursuant to the exercise of Parent stock options if necessary to effectuate an optionee direction upon exercise or pursuant to the settlement of Parent stock options or restricted stock units in order to satisfy Tax withholding obligations, or (C) transactions solely between the Parent and a wholly owned Parent Subsidiary or solely between wholly owned Parent Subsidiaries;

(v)            except as required by any Parent Benefit Plan as in existence as of the date hereof or entered into in accordance with the terms of this Agreement, and except in the ordinary course of business, (A) increase the compensation or benefits payable or to become payable to current Parent Service Providers in an amount in excess of a percentage, set forth in the Parent Disclosure Letter, of the aggregate cost of such compensation and benefits in effect as of the date hereof, (B) grant to its current or former Parent Service Providers any material increase in severance or termination pay, (C) pay or award, or commit to pay or award, any bonuses, retention or incentive compensation, other than sales commissions, to any of its current or former Parent Service Providers other than in connection with annual or periodic performance review, (D) establish, adopt, enter into, amend or terminate any Collective Bargaining Agreement or Parent Benefit Plan except for any amendments to health and welfare plans in the ordinary course of business consistent with past practice that do not contravene the other covenants set forth in this clause (v) or materially increase the cost to the Parent of maintaining such Parent Benefit Plan or the benefits provided thereunder, (E) take any action to materially amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding under any Parent Benefit Plan, (F) terminate the employment of any employee at the level of vice president or above, other than for cause or failure to meet performance or evaluation targets, (G) hire any new employees, except for non-officer employees below the vice president level, other than in order to replace such employees who ceased to be employed and recruitment as part of existing expansion or growth plans, or (H) provide any funding for any rabbi trust or similar arrangement;

(vi)            acquire (including by merger, consolidation or acquisition of stock or assets or any other means) or authorize or announce an intention to so acquire, or enter into any agreements providing for any acquisitions of, any entity, business or assets that constitute a business or division of any Person, or all or substantially all of the assets of any Person, or otherwise engage in any mergers, consolidations or business combinations, except for (A) transactions solely between the Parent and a wholly owned Parent Subsidiary or solely between wholly owned Parent Subsidiaries or (B) acquisitions of supplies or equipment in the ordinary course of business consistent with past practice;

(vii)            liquidate (completely or partially), dissolve, restructure, recapitalize or effect any other reorganization (including any restructuring, recapitalization or reorganization between or among any of the Parent and/or the Parent Subsidiaries), or adopt any plan or resolution providing for any of the foregoing;

(viii)            make any loans, advances or capital contributions to, or investments (other than within the amount permitted under clause Section 5.2(vi) above) in, any other Person, except for (A) loans solely among the Parent and its wholly owned Parent Subsidiaries or solely among the Parent’s wholly owned Parent Subsidiaries, (B) advances for reimbursable employee expenses in the ordinary course of business, and (C) credit to customers or advancement of expenses to suppliers;

(ix)            sell, lease, license (other than sales and non-exclusive licenses in the ordinary course of business), assign, abandon, permit to lapse, transfer, exchange, swap or otherwise dispose of, or subject to any Lien (other than Parent Permitted Liens), any of its material properties, rights or assets, except (A) dispositions of obsolete or worthless equipment, (B) Liens to financial institutions or banks in connection with ongoing services over assets or properties that are not material to the Parent and its Subsidiaries, taken as a whole and (B) pursuant to transactions solely among the Parent and its wholly owned Parent Subsidiaries or solely among wholly owned Parent Subsidiaries;

(x)            act, or fail to act, in each case in any manner that would reasonably be expected to result in any loss, lapse, abandonment, invalidity or unenforceability of any material Parent Intellectual Property Rights;

(xi)            assign, transfer, or dispose of any material Parent Intellectual Property Rights;

(xii)            enter into or become bound by, or amend, modify, terminate or waive any material Contract related to the acquisition or disposition or granting of any license with respect to material Intellectual Property or material Intellectual Property Rights of any Person, or otherwise encumber any Intellectual Property or Intellectual Property Rights, other than in the ordinary course of business with respect to non-exclusive licenses;

(xiii)            (A) enter into any Contract that would, if entered into prior to the date hereof, be a Parent Material Contract, or (B) (1) modify, amend, extend or voluntarily terminate (other than non-renewals occurring in the ordinary course of business consistent with past practice) any Parent Material Contract or (2) waive, release or assign any rights or claims thereunder, in the case of clause (A) and (B), other than in the ordinary course of business, or (C) modify or amend, in any material respect, any employment agreement (other than for actions permitted under clause (v) above);

(xiv)            make any capital expenditure or expenditures, enter into agreements or arrangements providing for capital expenditure or expenditures or otherwise commit to do so;

(xv)            commence (other than any collection action in the ordinary course of business consistent with past practice), waive, release, assign, compromise or settle any litigation, investigation or proceeding (for the avoidance of doubt, including with respect to matters in which the Parent or any Parent Subsidiary is a plaintiff, or in which any of their officers or directors in their capacities as such are parties), other than the compromise or settlement of any litigation or proceeding that involves only the payment of monetary damages not in excess of the amounts set forth in the Parent Disclosure Letter;

(xvi)            make any material change in financial accounting policies or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by GAAP or applicable Law;

(xvii)            make, change or revoke any material Tax election, adopt or change any Tax accounting period or material method of Tax accounting, materially amend any material Tax Return, settle or compromise any material liability for Taxes or any Tax audit, claim or other proceeding relating to a material amount of Taxes unless the settlement does not involve imposition of a material liability or restriction on the Parent, enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law);

(xviii)            redeem, repurchase, prepay, defease, incur, assume, endorse, guarantee or otherwise become liable for or modify in any material respects the terms of any Indebtedness or any derivative financial instruments or arrangements (including swaps, caps, floors, futures, hedges, forward contracts and option agreements), or issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities (directly, contingently or otherwise), except for (A) any Indebtedness solely among the Parent and its wholly owned Parent Subsidiaries or solely among wholly owned Parent Subsidiaries and (B) Indebtedness in an aggregate principal amount outstanding at any time incurred by the Parent or any of the Parent Subsidiaries that does not exceed such amount as listed the Parent Disclosure Letter, and (C) derivative financial instruments or arrangements in the ordinary course of business consistent with past practices and not for speculative purposes;

(xix)            enter into any Parent Related Party Contract or Collective Bargaining Agreement;

(xx)            adopt or otherwise implement any stockholder rights plan, “poison-pill” or other comparable agreement;

(xxi)            subject to Section 6.2, take or cause to be taken any action that would reasonably be expected to materially delay, impede or prevent the consummation of the Transactions on or before the Outside Date;

(xxii)            cancel or fail to use commercially reasonable efforts to replace or renew any material insurance policies;

(xxiii)            enter into a new line of business outside of the existing business of the Parent and the Parent Subsidiaries, taken as a whole, where such new line of business would be material to the Parent and the Parent Subsidiaries, taken as a whole;

(xxiv)            take any action, or knowingly fail to take any action, which action or failure to act could or could reasonably be expected to prevent or impede the Merger from qualifying for the Intended U.S. Tax Treatment;

(xxv)            except pursuant to this Agreement, acquire, own, or have any options or other rights to acquire, any Company Ordinary Shares or other equity interests in the Company; or

(xxvi)            agree or authorize, in writing or otherwise, to take any of the foregoing actions.

Section 5.3.               No Solicitation by the Company.

(a)               From and after the date hereof until the earlier of the Effective Time or the date, if any, on which this Agreement is validly terminated pursuant to Section 8.1, the Company agrees that it shall not, and it shall cause the Company’s controlled affiliates and its and their respective directors, officers and employees not to, and the Company shall instruct its and its controlled affiliates’ respective other Representatives not to, directly or indirectly: (i) solicit, initiate or knowingly encourage or facilitate (including by way of providing non-public information) any inquiry, proposal or offer, or the making, submission or announcement of any inquiry, proposal or offer, which constitutes or would reasonably be expected to lead to a Company Acquisition Proposal (provided that, if the Company receives, prior to the Company Shareholder Approval being obtained, a bona fide written Company Acquisition Proposal that did not result from a breach of this Section 5.3, the Company may contact the person who has made such Company Acquisition Proposal solely for purposes of requesting a clarification of any ambiguous terms and conditions thereof (and not for purposes of negotiating or engaging in any discussions regarding or relating thereto) so that the Company may inform itself about such Company Acquisition Proposal); (ii) participate in any negotiations regarding, or furnish to any person any non-public information relating to, the Company or any Company Subsidiary in connection with an actual or potential Company Acquisition Proposal; (iii) adopt, approve, endorse or recommend, or propose to adopt, approve, endorse or recommend, any Company Acquisition Proposal; (iv) withdraw, change, amend, modify or qualify, or propose to withdraw, change, amend, modify or qualify, in a manner adverse to Parent, the Company Board Recommendation; (v) if a Company Acquisition Proposal has been publicly disclosed, fail to publicly recommend against any such Company Acquisition Proposal within ten (10) Business Days after the public disclosure of such Company Acquisition Proposal (or subsequently withdraw, change, amend, modify or qualify, in a manner adverse to Parent, such rejection of such Company Acquisition Proposal) and reaffirm the Company Board Recommendation within such ten (10) Business Day period (or, if earlier, by the second (2nd) Business Day prior to the Company Shareholders Meeting); (vi) fail to include the Company Board Recommendation in the Joint Proxy Statement; (vii) approve, or authorize, or cause the Company or any Company Subsidiary to enter into, any merger agreement, acquisition agreement, letter of intent, memorandum of understanding, agreement in principal, option agreement, joint venture agreement, partnership agreement or similar agreement or document providing for, any Company Acquisition Proposal (other than an Acceptable Confidentiality Agreement entered into in accordance with this Section 5.3) (a “Company Acquisition Agreement”); (viii) call or convene a general meeting of the Company Shareholders to consider a proposal that would reasonably be expected to materially impair, prevent or delay the consummation of the Transactions or (ix) resolve or agree to do any of the foregoing (any act described in clauses (iii), (iv), (v), (vi), (vii), (viii) and/or (ix), a “Company Change of Recommendation”). The Company shall, and it shall cause the Company’s controlled affiliates and its and their respective directors, officers and employees to, and the Company shall instruct its and its controlled affiliates’ respective other Representatives to, immediately cease any solicitation, encouragement, discussions or negotiations with any persons (or provision of any non-public information to any persons) with respect to any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, a Company Acquisition Proposal. Promptly after the date hereof (and in any event within two (2) Business Days following the date hereof), the Company shall (A) request in writing that each person that has heretofore executed a confidentiality agreement in connection with its consideration of an acquisition of the Company or any portion thereof within the six months prior to the date hereof (the “Company Outstanding Confidentiality Agreements”) promptly destroy or return to the Company all nonpublic information heretofore furnished by the Company or any of its Representatives to such person or any of its Representatives in accordance with the terms of such Company Outstanding Confidentiality Agreement and (B) terminate access to any physical or electronic data rooms relating to an acquisition of the Company or any portion thereof by such person and its Representatives. The Company shall enforce, and not waive, terminate or modify without Parent’s prior written consent, any confidentiality, standstill or similar provision in any confidentiality, standstill or other agreement; provided that, if the Company Board of Directors determines in good faith after consultation with the Company’s outside legal counsel that the failure to waive a particular standstill provision would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Israeli Law (provided, however, that in order to determine the appropriate standards that would apply to such fiduciary duties, the Company Board of Directors may also consider and act on the basis of the fiduciary duties owed by a board of directors to the shareholders of a company under Delaware Law), the Company may, with prior written notice to Parent, waive such standstill solely to the extent necessary to permit the applicable person (if it has not been solicited in violation of this Section 5.3) to make, on a confidential basis to the Company Board of Directors, a Company Acquisition Proposal, conditioned upon such person agreeing to disclosure of such Company Acquisition Proposal to Parent, in each case as contemplated by this Section 5.3. For purposes of this Section 5.3, the term “person” means any Person or “group,” as defined in Section 13(d) of the Exchange Act, other than, with respect to the Company, Parent or any Parent Subsidiary or any of their Representatives. For the avoidance of doubt, any violation of the restrictions set forth in this Section 5.3 by any of the Company’s affiliates or any of their respective Representatives shall be a breach of this Section 5.3 by the Company.

(b)               Notwithstanding the limitations set forth in Section 5.3(a), if the Company receives, prior to the Company Shareholder Approval being obtained, an unsolicited, bona fide, written Company Acquisition Proposal that did not result from a breach of this Section 5.3, which the Company Board of Directors determines in good faith after consultation with the Company’s outside legal counsel and financial advisors (i) constitutes a Company Superior Proposal or (ii) would reasonably be expected to result in a Company Superior Proposal and, in each case, that the failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Israeli Law (provided, however, that in order to determine the appropriate standards that would apply to such fiduciary duties, the Company Board of Directors may also consider and act on the basis of the fiduciary duties owed by a board of directors to the shareholders of a company under Delaware Law), then the Company may take the following actions: (x) furnish nonpublic information with respect to the Company and its Subsidiaries to the person making such Company Acquisition Proposal, if, and only if, prior to so furnishing such information, the Company receives from such person an executed Acceptable Confidentiality Agreement and the Company also provides Parent, prior to or substantially concurrently with the time such information is provided or made available to such person, any nonpublic information furnished to such other person that was not previously furnished to Parent (other than information that applicable Laws prohibit from being provided to Parent, in which case, to the extent permissible, the Company shall inform Parent that such information has been made available to such person and that under applicable Laws such information is prohibited from being provided to Parent (provided, however, that the Company shall use its commercially reasonable efforts to make appropriate substitute arrangements to permit reasonable disclosure of such information not in violation of and solely if permitted under such Law)), and (y) engage in discussions or negotiations with such person with respect to such Company Acquisition Proposal.

(c)               The Company shall promptly (and in any event within forty-eight (48) hours) notify Parent of the Company’s or any of its affiliates or its or their respective Representatives’ receipt of any Company Acquisition Proposal, any proposals or inquiries that would reasonably be expected to lead to a Company Acquisition Proposal, or any inquiry or request for nonpublic information relating to the Company or any Company Subsidiary by any person who has made or would reasonably be expected to make any Company Acquisition Proposal. Such notice shall indicate the identity of the person making the Company Acquisition Proposal, inquiry or request, and the material terms and conditions of any such proposal or offer or the nature of the information requested pursuant to such inquiry or request, including unredacted copies of all written requests, proposals or offers, including proposed agreements received by the Company or, if such Company Acquisition Proposal is not in writing, a reasonably detailed written description of the material terms and conditions thereof. Without limiting the Company’s other obligations under this Section 5.3, the Company shall keep Parent reasonably informed on a prompt and timely basis (and in any event within forty-eight (48) hours) of the status and material terms (including any amendments or proposed amendments to such material terms) of any such Company Acquisition Proposal or proposals or inquiries that would reasonably be expected to lead to a Company Acquisition Proposal and keep Parent reasonably informed on a prompt and timely basis (and in any event within forty-eight (48) hours) as to the nature of any information requested of the Company with respect thereto and promptly (and in any event within forty-eight (48) hours) provide to Parent copies of all written materials received or, if such information or communication is not in writing, a reasonably detailed written description of the material contents thereof. Without limiting the Company’s other obligations under this Section 5.3, the Company shall promptly (and in any event within forty-eight (48) hours) provide to Parent any material nonpublic information concerning the Company provided to any other person in connection with any Company Acquisition Proposal that was not previously provided to Parent (other than information that applicable Laws prohibit from being provided to Parent, in which case, to the extent permissible, the Company shall inform Parent that such information has been made available to such person and that under applicable Laws such information is prohibited from being provided to Parent (provided, however, that the Company shall use its commercially reasonable efforts to make appropriate substitute arrangements to permit reasonable disclosure of such information not in violation of and solely if permitted under such Law)). Without limiting the foregoing, the Company shall promptly (and in any event within twenty-four (24) hours after such determination) inform Parent in writing if the Company determines to begin providing information or to engage in discussions or negotiations concerning a Company Acquisition Proposal pursuant to Section 5.3(b). The Company agrees that it will not, directly or indirectly, enter into any agreement with any person which directly or indirectly prohibits the Company from providing any information to Parent in accordance with, or otherwise complying with, this Section 5.3.

(d)               Notwithstanding anything in this Section 5.3 to the contrary, but subject to Section 5.3(e), at any time prior to the Company Shareholder Approval being obtained, the Company Board of Directors may (i) make a Company Change of Recommendation (only of the type contemplated by Section 5.3(a)(iv) or Section 5.3(a)(vi)) in response to a Company Intervening Event if the Company Board of Directors has determined in good faith after consultation with the Company’s outside legal counsel and financial advisors that the failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Israeli Law (provided, however, that in order to determine the appropriate standards that would apply to such fiduciary duties, the Company Board of Directors may also consider and act on the basis of the fiduciary duties owed by a board of directors to the shareholders of a company under Delaware Law) or (ii) make a Company Change of Recommendation and cause the Company to terminate this Agreement pursuant to and in accordance with Section 8.1(c)(iii) in order to enter into a Company Acquisition Agreement providing for an unsolicited Company Acquisition Proposal received after the date of this Agreement (which did not result from a breach of this Section 5.3 and such Company Acquisition Proposal is not withdrawn) if the Company Board of Directors determines in good faith after consultation with the Company’s outside legal counsel and financial advisors that such Company Acquisition Proposal constitutes a Company Superior Proposal, but only if the Company Board of Directors has determined in good faith after consultation with the Company’s outside legal counsel and financial advisors that failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Israeli Law (provided, however, that in order to determine the appropriate standards that would apply to such fiduciary duties, the Company Board of Directors may also consider and act on the basis of the fiduciary duties owed by a board of directors to the shareholders of a company under Delaware Law); provided that notwithstanding anything to the contrary herein, neither the Company nor any Company Subsidiary shall enter into any Company Acquisition Agreement unless this Agreement has been validly terminated in accordance with Section 8.1.

(e)               Prior to the Company taking any action permitted (i) under Section 5.3(d)(i), the Company shall provide Parent with four (4) Business Days’ prior written notice advising Parent that the Company Board of Directors intends to effect a Company Change of Recommendation and specifying, in reasonable detail, the reasons therefor, and during such four (4) Business Day period, the Company shall cause its Representatives (including its executive officers) to negotiate in good faith (to the extent Parent desires to negotiate) any proposal by Parent to amend the terms and conditions of this Agreement in a manner that would obviate the need to effect a Company Change of Recommendation and at the end of such four (4) Business Day period the Company Board of Directors again makes the determination under Section 5.3(d)(i) (after in good faith taking into account any amendments proposed by Parent), or (ii) under Section 5.3(d)(ii), the Company shall provide Parent with four (4) Business Days’ prior written notice advising Parent that the Company Board of Directors intends to take such action and specifying the material terms and conditions of the Company Acquisition Proposal, including a copy of any proposed definitive documentation, and during such four (4) Business Day period, the Company shall cause its Representatives (including its executive officers) to negotiate in good faith (to the extent Parent desires to negotiate) any proposal by Parent to amend the terms and conditions of this Agreement such that such Company Acquisition Proposal would no longer constitute a Company Superior Proposal and at the end of such four (4) Business Day period the Company Board of Directors again makes the determination under Section 5.3(d)(ii) (after in good faith taking into account the amendments proposed by Parent). With respect to Section 5.3(e)(ii), if there are any material amendments, revisions or changes to the terms of any such Company Acquisition Proposal (including any revision to the amount, form or mix of consideration the Company Shareholders would receive as a result of the Company Acquisition Proposal), the Company shall notify Parent of each such amendment, revision or change in compliance with Section 5.3(c) and the applicable four (4) Business Day period shall be extended until at least three (3) Business Days after the time that Parent receives notification from the Company of each such amendment, revision or change, and the Company Board of Directors shall not take any such action permitted under Section 5.3(d)(ii) prior to the end of any such period as so extended in accordance with the terms of this Section 5.3(e); and (iii) in each of (i) and (ii), the Company shall be entitled to postpone the Company Shareholders Meeting as required in order to meet the time period reflected herein.

(f)                Nothing in this Agreement shall prohibit the Company or the Company Board of Directors from (i) disclosing to the Company Shareholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act, (ii) making any “stop, look and listen” communication to the Company Shareholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act or (iii) making any disclosure to the Company Shareholders required by applicable Law or stock exchange rule or listing agreement, which actions, in the case of clauses (i)-(iii), shall not constitute or be deemed to constitute a Company Change of Recommendation so long as any such disclosure (x) includes an express reaffirmation of the Company Board Recommendation, without any amendment, withdrawal, alteration, modification or qualification thereof and (y) does not include any statement that constitutes, and does not otherwise constitute, a Company Change of Recommendation. For the avoidance of doubt, this Section 5.3(f) shall not permit the Company Board of Directors to make (or otherwise modify the definition of) a Company Change of Recommendation except to the extent expressly permitted by Section 5.3(d) and Section 5.3(e).

Section 5.4.               No Solicitation by Parent.

(a)               From and after the date hereof until the earlier of the Effective Time or the date, if any, on which this Agreement is validly terminated pursuant to Section 8.1, Parent agrees that it shall not, and it shall cause Parent’s controlled affiliates and its and their respective directors, officers and employees not to, and Parent shall instruct its and its controlled affiliates’ respective other Representatives not to, directly or indirectly: (i) solicit, initiate or knowingly encourage or facilitate (including by way of providing non-public information) any inquiry, proposal or offer, or the making, submission or announcement of any inquiry, proposal or offer, which constitutes or would reasonably be expected to lead to a Parent Acquisition Proposal (provided that, if Parent receives, prior to the Parent Stockholder Approval being obtained, a bona fide written Parent Acquisition Proposal that did not result from a breach of this Section 5.4, Parent may contact the person who has made such Parent Acquisition Proposal solely for purposes of requesting a clarification of any ambiguous terms and conditions thereof (and not for purposes of negotiating or engaging in any discussions regarding or relating thereto) so that Parent may inform itself about such Parent Acquisition Proposal); (ii) participate in any negotiations regarding, or furnish to any person any non-public information relating to, Parent or any Parent Subsidiary in connection with an actual or potential Parent Acquisition Proposal; (iii) adopt, approve, endorse or recommend, or propose to adopt, approve, endorse or recommend, any Parent Acquisition Proposal; (iv) withdraw, change, amend, modify or qualify, or propose to withdraw, change, amend, modify or qualify, in a manner adverse to the Company, the Parent Board Recommendation; (v) if a Parent Acquisition Proposal has been publicly disclosed, fail to publicly recommend against any such Parent Acquisition Proposal within ten (10) Business Days after the public disclosure of such Parent Acquisition Proposal (or subsequently withdraw, change, amend, modify or qualify, in a manner adverse to the Company, such rejection of such Parent Acquisition Proposal) and reaffirm the Parent Board Recommendation within such ten (10) Business Day period (or, if earlier, by the second (2nd) Business Day prior to the Parent Stockholders Meeting); (vi) fail to include the Parent Board Recommendation in the Joint Proxy Statement; (vii) approve, or authorize, or cause Parent or any Parent Subsidiary to enter into, any merger agreement, acquisition agreement, letter of intent, memorandum of understanding, agreement in principal, option agreement, joint venture agreement, partnership agreement or similar agreement or document providing for, any Parent Acquisition Proposal (other than an Acceptable Confidentiality Agreement entered into in accordance with this Section 5.4) (a “Parent Acquisition Agreement”); (viii) call or convene a general meeting of the stockholders of Parent to consider a proposal that would reasonably be expected to materially impair, prevent or delay the consummation of the Transactions or (ix) resolve or agree to do any of the foregoing (any act described in clauses (iii), (iv), (v), (vi), (vii), (viii) and/or (ix), a “Parent Change of Recommendation”). Parent shall, and it shall cause Parent’s controlled affiliates and its and their respective directors, officers and employees to, and Parent shall instruct its and its controlled affiliates’ respective other Representatives to, immediately cease any solicitation, encouragement, discussions or negotiations with any persons (or provision of any non-public information to any persons) with respect to any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, a Parent Acquisition Proposal. Promptly after the date hereof (and in any event within two (2) Business Days following the date hereof), Parent shall (A) request in writing that each person that has heretofore executed a confidentiality agreement in connection with its consideration of an acquisition of Parent or any portion thereof within the six months prior to the date hereof (the “Parent Outstanding Confidentiality Agreements”) promptly destroy or return to Parent all nonpublic information heretofore furnished by Parent or any of its Representatives to such person or any of its Representatives in accordance with the terms of such Parent Outstanding Confidentiality Agreements and (B) terminate access to any physical or electronic data rooms relating to an acquisition of Parent or any portion thereof by such person and its Representatives. Parent shall enforce, and not waive, terminate or modify without the Company’s prior written consent, any confidentiality, standstill or similar provision in any confidentiality, standstill or other agreement; provided that, if the Parent Board of Directors determines in good faith after consultation with Parent’s outside legal counsel that the failure to waive a particular standstill provision would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Delaware Law, Parent may, with prior written notice to the Company, waive such standstill solely to the extent necessary to permit the applicable person (if it has not been solicited in violation of this Section 5.4) to make, on a confidential basis to the Parent Board of Directors, a Parent Acquisition Proposal, conditioned upon such person agreeing to disclosure of such Parent Acquisition Proposal to the Company, in each case as contemplated by this Section 5.4. For purposes of this Section 5.4, the term “person” means any Person or “group,” as defined in Section 13(d) of the Exchange Act, other than, with respect to Parent, the Company or any Company Subsidiary or any of their Representatives. For the avoidance of doubt, any violation of the restrictions set forth in this Section 5.4 by any of Parent’s affiliates or any of their respective Representatives shall be a breach of this Section 5.4 by Parent.

(b)               Notwithstanding the limitations set forth in Section 5.4(a), if Parent receives, prior to the Parent Stockholder Approval being obtained, an unsolicited, bona fide, written Parent Acquisition Proposal that did not result from a breach of this Section 5.4, which the Parent Board of Directors determines in good faith after consultation with Parent’s outside legal counsel and financial advisors (i) constitutes a Parent Superior Proposal or (ii) would reasonably be expected to result in a Parent Superior Proposal and, in each case, that the failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Delaware Law, then Parent may take the following actions: (x) furnish nonpublic information with respect to Parent and its Subsidiaries to the person making such Parent Acquisition Proposal, if, and only if, prior to so furnishing such information, Parent receives from such person an executed Acceptable Confidentiality Agreement and Parent also provides the Company, prior to or substantially concurrently with the time such information is provided or made available to such person, any nonpublic information furnished to such other person that was not previously furnished to the Company (other than information that applicable Laws prohibit from being provided to the Company, in which case, to the extent permissible, Parent shall inform the Company that such information has been made available to such person and that under applicable Laws such information is prohibited from being provided to the Company (provided, however, that Parent shall use its commercially reasonable efforts to make appropriate substitute arrangements to permit reasonable disclosure of such information not in violation of and solely if permitted under such Law)), and (y) engage in discussions or negotiations with such person with respect to such Parent Acquisition Proposal.

(c)               Parent shall promptly (and in any event within forty-eight (48) hours) notify the Company of Parent’s or any of its affiliates or its or their respective Representatives’ receipt of any Parent Acquisition Proposal, any proposals or inquiries that would reasonably be expected to lead to a Parent Acquisition Proposal, or any inquiry or request for nonpublic information relating to Parent or any Parent Subsidiary by any person who has made or would reasonably be expected to make any Parent Acquisition Proposal. Such notice shall indicate the identity of the person making the Parent Acquisition Proposal, inquiry or request, and the material terms and conditions of any such proposal or offer or the nature of the information requested pursuant to such inquiry or request, including unredacted copies of all written requests, proposals or offers, including proposed agreements received by Parent or, if such Parent Acquisition Proposal is not in writing, a reasonably detailed written description of the material terms and conditions thereof. Without limiting Parent’s other obligations under this Section 5.4, Parent shall keep the Company reasonably informed on a prompt and timely basis (and in any event within forty-eight (48) hours) of the status and material terms (including any amendments or proposed amendments to such material terms) of any such Parent Acquisition Proposal or proposals or inquiries that would reasonably be expected to lead to a Parent Acquisition Proposal and keep the Company reasonably informed on a prompt and timely basis (and in any event within forty-eight (48) hours) as to the nature of any information requested of Parent with respect thereto and promptly (and in any event within forty-eight (48) hours) provide to the Company copies of all written materials received or, if such information or communication is not in writing, a reasonably detailed written description of the material contents thereof. Without limiting Parent’s other obligations under this Section 5.4, Parent shall promptly (and in any event within forty-eight (48) hours) provide to the Company any material nonpublic information concerning Parent provided to any other person in connection with any Parent Acquisition Proposal that was not previously provided to the Company (other than information that applicable Laws prohibit from being provided to the Company, in which case, to the extent permissible, Parent shall inform the Company that such information has been made available to such person and that under applicable Laws such information is prohibited from being provided to the Company (provided, however, that Parent shall use its commercially reasonable efforts to make appropriate substitute arrangements to permit reasonable disclosure of such information not in violation of and solely if permitted under such Law)). Without limiting the foregoing, Parent shall promptly (and in any event within twenty-four (24) hours after such determination) inform the Company in writing if Parent determines to begin providing information or to engage in discussions or negotiations concerning a Parent Acquisition Proposal pursuant to Section 5.4(b). Parent agrees that it will not, directly or indirectly, enter into any agreement with any person which directly or indirectly prohibits Parent from providing any information to the Company in accordance with, or otherwise complying with, this Section 5.4.

(d)               Notwithstanding anything in this Section 5.4 to the contrary, but subject to Section 5.4(e), at any time prior to the Parent Shareholder Approval being obtained, the Parent Board of Directors may (i) make a Parent Change of Recommendation (only of the type contemplated by Section 5.4(a)(iv) or Section 5.4(a)(vi)) in response to a Parent Intervening Event if the Parent Board of Directors has determined in good faith after consultation with Parent’s outside legal counsel and financial advisors that the failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Delaware Law or (ii) make a Parent Change of Recommendation and cause Parent to terminate this Agreement pursuant to and in accordance with Section 8.1(d)(iii) in order to enter into a Parent Acquisition Agreement providing for an unsolicited Parent Acquisition Proposal received after the date of this Agreement (which did not result from a breach of this Section 5.4 and such Parent Acquisition Proposal is not withdrawn) if the Parent Board of Directors determines in good faith after consultation with Parent’s outside legal counsel and financial advisors that such Parent Acquisition Proposal constitutes a Parent Superior Proposal, but only if the Parent Board of Directors has determined in good faith after consultation with Parent’s outside legal counsel and financial advisors that failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Delaware Law; provided that notwithstanding anything to the contrary herein, neither Parent nor any Parent Subsidiary shall enter into any Parent Acquisition Agreement unless this Agreement has been validly terminated in accordance with Section 8.1.

(e)               Prior to Parent taking any action permitted (i) under Section 5.4(d)(i), Parent shall provide the Company with four (4) Business Days’ prior written notice advising the Company that the Parent Board of Directors intends to effect a Parent Change of Recommendation and specifying, in reasonable detail, the reasons therefor, and during such four (4) Business Day period, Parent shall cause its Representatives (including its executive officers) to negotiate in good faith (to the extent the Company desires to negotiate) any proposal by the Company to amend the terms and conditions of this Agreement in a manner that would obviate the need to effect a Parent Change of Recommendation and at the end of such four (4) Business Day period the Parent Board of Directors again makes the determination under Section 5.4(d)(i) (after in good faith taking into account any amendments proposed by the Company) or (ii) under Section 5.4(d)(ii), Parent shall provide the Company with four (4) Business Days’ prior written notice advising the Company that the Parent Board of Directors intends to take such action and specifying the material terms and conditions of the Parent Acquisition Proposal, including a copy of any proposed definitive documentation, and during such four (4) Business Day period, Parent shall cause its Representatives (including its executive officers) to negotiate in good faith (to the extent the Company desires to negotiate) any proposal by the Company to amend the terms and conditions of this Agreement such that such Parent Acquisition Proposal would no longer constitute a Parent Superior Proposal and at the end of such four (4) Business Day period the Parent Board of Directors again makes the determination under Section 5.4(d)(ii) (after in good faith taking into account the amendments proposed by the Company). With respect to Section 5.4(e)(ii), if there are any material amendments, revisions or changes to the terms of any such Parent Acquisition Proposal (including any revision to the amount, form or mix of consideration the Parent stockholders would receive as a result of the Parent Acquisition Proposal), Parent shall notify the Company of each such amendment, revision or change in compliance with Section 5.4(c) and the applicable four (4) Business Day period shall be extended until at least three (3) Business Days after the time that the Company receives notification from Parent of each such amendment, revision or change, and the Parent Board of Directors shall not take any such action permitted under Section 5.4(d)(ii) prior to the end of any such period as so extended in accordance with the terms of this Section 5.4(e); and (iii) in each of (i) and (ii), Parent shall be entitled to postpone the Parent Stockholders Meeting as required in order to meet the time period reflected herein.

(f)                Nothing in this Agreement shall prohibit Parent or the Parent Board of Directors from (i) disclosing to the Parent stockholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act, (ii) making any “stop, look and listen” communication to the Parent stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act or (iii) making any disclosure to the Parent stockholders required by applicable Law or stock exchange rule or listing agreement, which actions, in the case of clauses (i)-(iii), shall not constitute or be deemed to constitute a Parent Change of Recommendation so long as any such disclosure (x) includes an express reaffirmation of the Parent Board Recommendation, without any amendment, withdrawal, alteration, modification or qualification thereof and (y) does not include any statement that constitutes, and does not otherwise constitute, a Parent Change of Recommendation. For the avoidance of doubt, this Section 5.4(f) shall not permit the Parent Board of Directors to make (or otherwise modify the definition of) a Parent Change of Recommendation except to the extent expressly permitted by Section 5.4(d) and Section 5.4(e).

Section 5.5.               Preparation of the Registration Statement and the Joint Proxy Statement; Company Shareholders Meeting and Parent Stockholders Meeting

(a)               Parent and the Company will promptly furnish to the other Party such data and information relating to it, its respective Subsidiaries and the holders of its share capital, as the Company or Parent, as applicable, may reasonably request for the purpose of including such data and information in the Registration Statement or the Joint Proxy Statement, and, in each case, any amendments or supplements thereto.

(b)               Parent and the Company shall promptly prepare, and Parent shall file with the SEC, a registration statement on Form S-4 (together with any supplements or amendments thereto, the “Registration Statement”) to register the Parent Common Stock to be issued pursuant to the Merger with the SEC as promptly as practicable and in any event no later than 30 days following the date hereof. The Registration Statement shall include a joint proxy statement to be used for the Company Shareholders Meeting and Parent Stockholders Meeting and a prospectus with respect to the issuance of Parent Common Stock pursuant to the Merger (the “Joint Proxy Statement”). The Company and Parent shall each use reasonable best efforts to cause the Registration Statement and the Joint Proxy Statement to comply with the rules and regulations promulgated by the SEC and to respond promptly to any comments of the SEC or its staff. Parent shall use its reasonable best efforts to cause the Registration Statement to become effective under the Securities Act as soon after such filing as reasonably practicable, and promptly thereafter Parent and the Company shall mail the Joint Proxy Statement to the Company Shareholders and the stockholders of the Parent. Each of the Company and Parent will advise the other promptly after it receives any request by the SEC for amendment of the Joint Proxy Statement or the Registration Statement or comments thereon and responses thereto or any request by the SEC for additional information, and, without limitation of and in accordance with Section 6.20, Parent and the Company shall jointly prepare promptly any response to such comments or requests, and each of the Company and Parent agrees to permit the other (in each case, to the extent practicable), and their respective outside counsels, to participate in all meetings and conferences with the SEC. Parent shall promptly file such response and any amendments to the Registration Statements with the SEC. Each of the Company and Parent shall use reasonable best efforts to cause all documents that it is responsible for filing with the SEC in connection with the Transactions to comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the Exchange Act. Notwithstanding the foregoing, prior to filing the Registration Statement (or any amendment or supplement thereto) or mailing the Joint Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of the Company and Parent will (A) provide the other with a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response), (B) include in such document or response all comments reasonably and promptly proposed by the other and (C) not file or mail such document or respond to the SEC prior to receiving the approval of the other, which approval shall not be unreasonably withheld, conditioned or delayed. The foregoing obligations of (x) the Company in clause (C) shall not apply in connection with and to the extent relating to any disclosure regarding a Company Change of Recommendation made in compliance with the terms of Section 5.3, and (y) Parent in clause (C) shall not apply in connection with and to the extent relating to any disclosure regarding a Parent Change of Recommendation made in compliance with the terms of Section 5.4.

(c)               Parent and the Company shall make all necessary filings with respect to the Merger and the Transactions under the Securities Act and the Exchange Act and applicable blue sky laws and the rules and regulations thereunder. Each party shall advise the other, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction. Each of the Company and Parent will use reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated.

(d)               If at any time prior to the Effective Time, any information relating to Parent or the Company, or any of their respective Affiliates, officers or directors, should be discovered by Parent or the Company that should be set forth in an amendment or supplement to the Registration Statement or the Joint Proxy Statement, so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party which discovers such information shall promptly notify the other Party and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by applicable Law, disseminated to the shareholders of the Company and the stockholders of Parent.

(e)               The Company shall take all action necessary in accordance with applicable Laws and the Articles of Association to duly give notice of, convene and hold a general meeting of the Company Shareholders, a class meeting of the Company Class A Shares and a class meeting of the Company Class B Shares for the purpose of voting upon the approval of this Agreement and the applicable Transactions (unless explicitly provided otherwise, the Company Shareholders general meeting together with the Company Class A meeting and the Company Class B meeting, as each such meeting may be adjourned or postponed as provided below, are referred collectively herein as the “Company Shareholders Meeting”) as soon as reasonably practicable after the date hereof (but in no event later than forty (40) days following the effectiveness of the Registration Statement), and the Company shall submit to the Company Shareholders, the holders of Company Class A Shares and the holders of Company Class B Shares, as applicable, this Agreement, the Merger and the Transactions (which may include compensation related matters and, if applicable and required by Law, board nomination for Parent Board of Directors) for approval at the Company Shareholders Meeting and shall not submit any other proposal to the Company Shareholders in connection with the Company Shareholders Meeting (other than (i) if initiated and proposed by the Company Board of Directors, any proposal that the Company is required to submit under applicable Law and is directly related or inherent to the Merger and (ii) if initiated by a Company Shareholder to be included, any proposal that the Company is required to submit under applicable Law) without the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed. The Company shall use its reasonable best efforts to (A) solicit from the Company Shareholders proxies in favor of the approval of this Agreement and the Transactions, including the Merger and (B) take all other action reasonably necessary or advisable to secure the Company Shareholder Approval, including, unless the Company Board of Directors has validly made a Company Change of Recommendation in accordance with Section 5.3, by communicating to the Company’s shareholders the Company Board Recommendation and including the Company Board Recommendation in the Joint Proxy Statement. Notwithstanding anything to the contrary contained in this Agreement, the Company (i) shall be required to adjourn or postpone any Company Shareholders Meeting (A) to the extent necessary to ensure that any supplement or amendment to the Joint Proxy Statement that is required to be filed and disseminated under applicable Law is provided to the Company’s shareholders or (B) if, as of the time for which the Company Shareholders Meeting is scheduled, there are insufficient Company Ordinary Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct business at such Company Shareholders Meeting and (ii) may adjourn or postpone the Company Shareholders Meeting if, as of the time for which the Company Shareholders Meeting is scheduled, the Company reasonably determines in good faith that there are insufficient Company Ordinary Shares represented (either in person or by proxy) to obtain the Company Shareholder Approval; provided, however, that unless otherwise agreed to by the parties, the Company Shareholders Meeting shall not be adjourned or postponed to a date that is more than thirty (30) days after the date for which the meeting was previously scheduled (it being understood that such Company Shareholders Meeting shall be adjourned or postponed every time the circumstances described in the foregoing clauses (i)(A) and (i)(B) exist, and such Company Shareholders Meeting may be adjourned or postponed every time the circumstances described in the foregoing clause (ii) exist); and provided, further, that the Company Shareholders Meeting shall not be adjourned or postponed to a date on or after two (2) Business Days prior to the Outside Date. The Company shall otherwise keep Parent reasonably informed on a reasonably current basis regarding the status of the solicitation and any material oral or written communications from or to the Company’s shareholders with respect thereto.

(f)                Parent shall take all action necessary in accordance with applicable Laws and the organizational documents of Parent to duly give notice of, convene and hold a meeting of Parent’s stockholders for the purpose of voting upon the approval of the Parent Common Stock Issuance (as it may be adjourned or postponed as provided below, the “Parent Stockholders Meeting”) as soon as reasonably practicable after the date hereof (but in no event later than forty (40) days following the effectiveness of the Registration Statement), and Parent shall submit to its stockholders the Parent Common Stock Issuance for approval at the Parent Stockholders Meeting and shall not submit any other proposal to Parent’s stockholders in connection with the Parent Stockholders Meeting (other than a customary proposal regarding adjournment of the Parent Stockholders Meeting or in accordance with Section 5.5(f) of the Parent Disclosure Letter) without the prior written consent of the Company, which consent shall not be unreasonably withheld, conditioned or delayed. Parent shall use its reasonable best efforts to (A) solicit from the Parent stockholders proxies in favor of the approval of the Parent Common Stock Issuance and (B) take all other action reasonably necessary or advisable to secure the Parent Stockholder Approval, including, unless the Parent Board of Directors has validly made a Parent Change of Recommendation in accordance with Section 5.4, by communicating to Parent’s stockholders the Parent Board Recommendation and including the Parent Board Recommendation in the Joint Proxy Statement. Notwithstanding anything to the contrary contained in this Agreement, Parent (i) shall be required to adjourn or postpone the Parent Stockholders Meeting (A) to the extent necessary to ensure that any supplement or amendment to the Joint Proxy Statement that is required to be filed and disseminated under applicable Law is provided to Parent’s stockholders or (B) if, as of the time for which the Parent Stockholders Meeting is scheduled, there are insufficient shares of Parent Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct business at such Parent Stockholders Meeting and (ii) may adjourn or postpone the Parent Stockholders Meeting if, as of the time for which the Parent Stockholders Meeting is scheduled, Parent reasonably determines in good faith that there are insufficient shares of Parent Common Stock represented (either in person or by proxy) to obtain the Parent Stockholder Approval; provided, however, that unless otherwise agreed to by the Parties, the Parent Stockholders Meeting shall not be adjourned or postponed to a date that is more than thirty (30) days after the date for which the meeting was previously scheduled (it being understood that such Parent Stockholders Meeting shall be adjourned or postponed every time the circumstances described in the foregoing clauses (i)(A) and (i)(B) exist, and such Parent Stockholders Meeting may be adjourned or postponed every time the circumstances described in the foregoing clause (ii) exist); and provided, further, that the Parent Stockholders Meeting shall not be adjourned or postponed to a date on or after two (2) Business Days prior to the Outside Date. Parent shall otherwise keep the Company reasonably informed on a reasonably current basis regarding the status of the solicitation and any material oral or written communications from or to Parent’s stockholders with respect thereto.

(g)               The parties shall cooperate and use their reasonable best efforts to hold the Company Shareholders Meeting and the Parent Stockholders Meeting on the same day and at approximately the same time. Unless there has been a Company Change of Recommendation or a Parent Change of Recommendation, as expressly permitted by Section 5.3 or Section 5.4, respectively, the Parties agree to cooperate and use their reasonable best efforts to defend against any efforts by any of the Company’s shareholders, Parent’s stockholders or any other Person to prevent the Company Shareholder Approval and Parent Stockholder Approval from being obtained.

(h)               Without limiting the generality of the foregoing, unless this Agreement shall have been terminated pursuant to Section 8.1, the Company and Parent agree that (i) their respective obligations to call, give notice of, convene and hold the Company Shareholders Meeting and Parent Stockholders Meeting, as applicable, pursuant to this Section 5.5 shall not be affected by the making of a Company Change of Recommendation or a Parent Change of Recommendation, as applicable, (ii) the Company’s obligations pursuant to this Section 5.5 shall not be affected by the commencement, announcement, disclosure, or communication to the Company of any Company Acquisition Proposal or other proposal (including, a Company Superior Proposal) or the occurrence or disclosure of any Company Intervening Event and (iii) Parent’s obligations pursuant to this Section 5.5 shall not be affected by the commencement, announcement, disclosure, or communication to Parent of any Parent Acquisition Proposal or other proposal (including, a Parent Superior Proposal) or the occurrence or disclosure of any Parent Intervening Event; provided that, (x) Parent shall comply with any reasonable request of the Company to amend or supplement the Joint Proxy Statement to the extent related to (i) a Company Change of Recommendation, (ii) a statement of the reason of the Company Board of Directors for making such a Company Change of Recommendation, and (iii) additional information reasonably related to the foregoing Company Change of Recommendation, and (y) the Company shall comply with any reasonable request of Parent to amend or supplement the Joint Proxy Statement to the extent related to (i) a Parent Change of Recommendation, (ii) a statement of the reason of the Parent Board of Directors for making such a Parent Change of Recommendation, and (iii) additional information reasonably related to the foregoing Parent Change of Recommendation.

Article VI

ADDITIONAL AGREEMENTS

Section 6.1.               Access; Confidentiality; Notice of Certain Events.

(a)               From the date hereof until the earlier of the Effective Time or the date, if any, on which this Agreement is validly terminated pursuant to Section 8.1, the Company shall, and shall cause each Company Subsidiary to, afford to Parent and Parent’s Representatives reasonable access during normal business hours (and upon reasonable advance notice), so long as any such access does not unreasonably interfere with the Company’s business, to all information (financial or otherwise) concerning its business, properties, offices, Contracts and personnel as Parent may reasonably request (including information for purposes of transition and integration planning). Notwithstanding the foregoing, the Company shall not be required by this Section 6.1(a) to provide Parent or Parent’s Representatives with access to or to disclose information (i) that is prohibited from being disclosed pursuant to the terms of a confidentiality agreement with a third party entered into prior to the date hereof or after the date hereof in the ordinary course of business consistent with past practice (provided, however, that, at Parent’s written request, the Company shall use its commercially reasonable efforts (x) to obtain the required consent of such third party to such access or disclosure or (y) to make appropriate substitute arrangements to permit reasonable access or disclosure not in violation of such prohibition), (ii) the access or disclosure of which would violate applicable Law (provided, however, that the Company shall use its commercially reasonable efforts to make appropriate substitute arrangements to permit reasonable access or disclosure not in violation of such Law) or (iii) the access or disclosure of which would cause the loss of any attorney client, attorney work product or other legal privilege (provided, however, that the Company shall use its commercially reasonable efforts to allow for such access or disclosure to the maximum extent that such access or disclosure would not jeopardize attorney client, attorney work product or other legal privilege).

(b)               From the date hereof until the earlier of the Effective Time or the date, if any, on which this Agreement is validly terminated pursuant to Section 8.1, Parent shall, and shall cause each Parent Subsidiary to, afford to the Company and the Company’s Representatives reasonable access during normal business hours (and upon reasonable advance notice), so long as any such access does not unreasonably interfere with Parent’s business, to all information (financial or otherwise) concerning its business, properties, offices, Contracts and personnel as the Company may reasonably request (including information for purposes of transition and integration planning). Notwithstanding the foregoing, Parent shall not be required by this Section 6.1(b) to provide the Company or the Company’s Representatives with access to or to disclose information (i) that is prohibited from being disclosed pursuant to the terms of a confidentiality agreement with a third party entered into prior to the date hereof or after the date hereof in the ordinary course of business consistent with past practice (provided, however, that, at the Company’s written request, Parent shall use its commercially reasonable efforts (x) to obtain the required consent of such third party to such access or disclosure or (y) to make appropriate substitute arrangements to permit reasonable access or disclosure not in violation of such prohibition), (ii) the access or disclosure of which would violate applicable Law (provided, however, that Parent shall use its commercially reasonable efforts to make appropriate substitute arrangements to permit reasonable access or disclosure not in violation of such Law) or (iii) the access or disclosure of which would cause the loss of any attorney client, attorney work product or other legal privilege (provided, however, that Parent shall use its commercially reasonable efforts to allow for such access or disclosure to the maximum extent that such access or disclosure would not jeopardize attorney client, attorney work product or other legal privilege).

(c)               Each of the Company and Parent will hold, and will instruct its Representatives to hold, any nonpublic information in confidence to the extent required by and in accordance with, and will otherwise comply with, the terms of the Confidentiality Agreement.

(d)               The Company shall give as soon as practicable written notice to Parent (i) of any notice or other communication received by the Company from any Governmental Entity in connection with this Agreement, the Company Shareholder Voting Agreement or the Parent Stockholder Voting Agreement, the Transactions, including the Merger, or the transactions contemplated by the Parent Stockholder Voting Agreement or the Company Shareholder Voting Agreement, or from any Person alleging that the consent of such Person is or may be required in connection with the Merger or the other transactions contemplated by this Agreement or the Parent Stockholder Voting Agreement or the Company Shareholder Voting Agreement, and (ii) of any Proceeding commenced or, to the Company’s Knowledge, threatened against the Company or any of the Company Subsidiaries, directors or officers or otherwise relating to, involving or affecting the Company or any of its Subsidiaries, directors or officers, in each case in connection with, arising from or otherwise relating to the Merger or any other transaction contemplated by this Agreement or the Parent Stockholder Voting Agreement or the Company Shareholder Voting Agreement; provided, however, that the delivery of any notice pursuant to this Section 6.1(d) shall not cure any breach of any representation or warranty requiring disclosure of such matter prior to the date hereof or otherwise limit or affect the remedies available hereunder to Parent and Merger Sub.

(e)               Parent shall give as soon as practicable written notice to the Company (i) of any notice or other communication received by Parent from any Governmental Entity in connection with this Agreement, the Parent Stockholder Voting Agreement or the Company Shareholder Voting Agreement, the Transactions, including the Merger, or from any Person alleging that the consent of such Person is or may be required in connection with the Merger or the other transactions contemplated by this Agreement, the Company Shareholder Voting Agreement or the Parent Stockholder Voting Agreement, and (ii) of any Proceeding commenced or, to Parent’s Knowledge, threatened against Parent or any of the Parent Subsidiaries, directors or officers or otherwise relating to, involving or affecting Parent or any of its Subsidiaries, directors or officers, in each case in connection with, arising from or otherwise relating to the Merger or any other transaction contemplated by this Agreement, the Company Shareholder Voting Agreement or the Parent Stockholder Voting Agreement; provided, however, that the delivery of any notice pursuant to this Section 6.1(e)shall not cure any breach of any representation or warranty requiring disclosure of such matter prior to the date hereof or otherwise limit or affect the remedies available hereunder to the Company.

Section 6.2.               Reasonable Best Efforts.

(a)                Subject to the terms and conditions of this Agreement, each Party will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Law to consummate the Transactions, including the Merger, as soon as practicable after the date hereof, including: (i) preparing and filing or otherwise providing, in consultation with the other Party and as promptly as practicable and advisable after the date hereof, all documentation to effect all necessary applications, notices, petitions, filings and other documents and to obtain as promptly as reasonably practicable all waiting period expirations or terminations, consents, clearances, waivers, licenses, orders, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Transactions, including the Merger (including the 103K Tax Ruling, the 102 Tax Ruling, the Withholding Tax Ruling and/or the 104H Tax Ruling, as and if applicable); and (ii) taking all steps as may be necessary, subject to the limitations in this Section 6.2, to obtain all such waiting period expirations or terminations, consents, clearances, waivers, licenses, registrations, permits, authorizations, orders and approvals. In furtherance and not in limitation of the foregoing, each Party agrees to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Transactions as promptly as practicable, and in any event within ten (10) Business Days after the execution of this Agreement (unless a later date is mutually agreed in writing between the Parties), and to supply as promptly as reasonably practicable and advisable any additional information and documentary materials that may be requested pursuant to the HSR Act and to take all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as reasonably practicable. Notwithstanding anything to the contrary in this Agreement, none of Parent, Merger Sub, the Company or any of their respective Subsidiaries shall be required to, and Parent, Merger Sub and the Company may not and may not permit any of their respective Subsidiaries to, without the prior written consent of Parent and the Company, (A) litigate or consent to any administrative or judicial action or proceeding or any decree, judgement, injunction or other order, whether temporary, preliminary or permanent or (B) become subject to, consent to or offer or agree to, or otherwise take any action with respect to, any requirement, condition, limitation, understanding, agreement or order to (1) sell, license, assign, transfer, divest, hold separate or otherwise dispose of any assets, business or portion of the business of the Company, the Surviving Company, Parent, Merger Sub or any Subsidiary of any of the foregoing, (2) conduct, restrict, operate, invest or otherwise change the assets, the business or portion of the business of the Company, the Surviving Company, Parent, Merger Sub or any Subsidiary of any of the foregoing in any manner or (3) impose any restriction, requirement or limitation on the operation of the business or portion of the business of the Company, the Surviving Company, Parent, Merger Sub or any Subsidiary of any of the foregoing.

(b)               Each of Parent and the Company shall, in connection with and without limiting the efforts referenced in Section 6.2(a) to obtain all waiting period expirations or terminations, consents, clearances, waivers, licenses, orders, registrations, approvals, permits and authorizations for the Transactions under the HSR Act or any other Regulatory Law, (i) cooperate in all respects and consult with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including by allowing the other Party to have a reasonable opportunity to review in advance and comment on drafts of filings and submissions and reasonably considering in good faith comments of the other Party, (ii) promptly inform the other Party of any communication received by such Party from, or given by such Party to, the Antitrust Division of the Department of Justice (the “DOJ”), the Federal Trade Commission (the “FTC”) or any other Governmental Entity, by promptly providing copies to the other Party of any such written communications, and of any communication received or given in connection with any Proceeding by a private party, in each case regarding any of the Transactions and (iii) permit the other Party to review in advance any communication that it gives to, and consult with each other in advance of any meeting, substantive telephone call or conference with, the DOJ, the FTC or any other Governmental Entity, and to the extent permitted by the DOJ, the FTC or other applicable Governmental Entity, give the other Party the opportunity to attend and participate in any in-person meetings, substantive telephone calls or conferences with the DOJ, the FTC or other Governmental Entity or other Person; provided, however, that materials required to be provided pursuant to the foregoing clauses (i)-(iii) may be redacted (A) to remove references concerning the valuation of Parent, Company or any of their respective Subsidiaries, (B) as necessary to comply with contractual arrangements and (C) as necessary to address reasonable privilege or confidentiality concerns; provided, further, that each of Parent and the Company may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Section 6.2(b) as “Antitrust Counsel Only Material” which such material and the information contained therein shall be given only to the outside antitrust counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from the source of the materials (Parent on the one hand or the Company on the other) or its legal counsel. Parent and the Company shall consult with and cooperate in good faith to jointly devise and control the strategy for all filings, submissions, and communications in connection with any notification or filings pursuant to the HSR Act or other applicable Regulatory Laws, so long as such strategy complies with the terms and conditions of this Agreement. Parent and the Company further agree that Parent will withdraw and refile its HSR Act notification form pursuant to 16 C.F.R. § 803.12 if necessary to avoid the issuance of a request for additional information or documentary material pursuant to 18 U.S.C. § 18a(e)(1) and 16 C.F.R. § 803.20.

(c)               In connection with and without limiting the foregoing, in the event that Parent requests the Company to do so, the Company shall give any notices to third parties required under Contracts, and the Company shall use, and cause each of the Company Subsidiaries to use, its reasonable best efforts to obtain any third party consents to any Contracts that are necessary, proper or advisable to consummate the Transactions, including the Merger. Notwithstanding anything to the contrary herein, none of Parent, the Company or any of their respective Subsidiaries shall be required to pay any consent or other similar fee, payment or consideration, make any other concession or provide any additional security (including a guaranty), to obtain such third party consents (except, in the case of the Company, if requested by Parent and subject to the occurrence of the Closing).

(d)               From the date of this Agreement until the Closing, no Party nor any of such Party’s Subsidiaries shall acquire or agree to acquire, by merging with or into or consolidating with, or by purchasing a substantial portion of the assets of or any equity in, or by any other manner, any assets or Person, if the execution and delivery of a definitive agreement relating to, or the consummation of, such acquisition would reasonably be expected to: (i) impose any delay in obtaining, or increase the risk of not obtaining, any waiver, permit, approval, clearance or consent under the HSR Act or any Regulatory Law or which is otherwise required to satisfy the conditions set forth in Section 7.1(d) or Section 7.1(e), (ii) materially increase the risk of a Governmental Entity seeking or entering an order, injunction, decree or ruling prohibiting the consummation of the Transactions, (iii) materially increase the risk of not being able to remove any such order, injunction, decree or ruling on appeal or otherwise, or (iv) otherwise prevent or delay the consummation of the Transactions.

Section 6.3.               Publicity. So long as this Agreement is in effect, neither the Company nor Parent, nor any of their respective Subsidiaries, shall issue or cause the publication of any press release or other public announcement or disclosure with respect to the Merger, the other Transactions or this Agreement or the Company Shareholder Voting Agreement or Parent Stockholder Voting Agreement without the prior written consent of the other Party, unless the Company or Parent, as the case may be, determines, after consultation with outside counsel, that it is required by applicable Law or Governmental Entity or by any listing agreement with or the listing rules of a national securities exchange or trading market to issue or cause the publication of such press release or other public announcement or disclosure with respect to the Merger, the other Transactions or this Agreement or the Company Shareholder Voting Agreement or Parent Stockholder Voting Agreement, in which event such Party shall endeavor, on a basis reasonable under the circumstances, to provide a meaningful opportunity to the other Party to review and comment upon such press release or other announcement or disclosure in advance and shall give due consideration to all reasonable additions, deletions or changes suggested thereto; provided, however, that the Parties shall not be required by this Section 6.3 to provide any such review or comment to the other Party relating to (a) any dispute between the Parties relating to this Agreement, or (b) a public announcement or press release issued in connection with the receipt and existence of a Company Acquisition Proposal or Parent Acquisition Proposal and matters related thereto or a Company Change of Recommendation or Parent Change of Recommendation other than as set forth in Section 5.3 or Section 5.4, as applicable; provided, further, that each Party and their respective Subsidiaries and Representatives may make statements that are consistent with previous press releases, public disclosures or public statements made by Parent or the Company in compliance with this Section 6.3 or make statements regarding the actual or expected financial impact (including earnings guidance) of the Merger, this Agreement, the Company Shareholder Voting Agreement, the Parent Stockholder Voting Agreement or the Transactions or transactions contemplated by such voting agreements, on such Party.

Section 6.4.               D&O Insurance and Indemnification.

(a)               For seven (7) years from and after the Effective Time, Parent shall, and shall cause the Surviving Company to, indemnify and hold harmless all past and present directors and officers of the Company and the Company Subsidiaries (collectively, the “Indemnified Parties”) against any costs or expenses (including advancing attorneys’ fees and expenses prior to the final disposition of any actual or threatened claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by applicable Law and the Articles of Association; provided that such Indemnified Party agrees in advance to return any such funds to which a court of competent jurisdiction determines in a final, nonappealable judgement that such Indemnified Party is not ultimately entitled), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, investigation, suit or proceeding in respect of acts or omissions occurring or alleged to have occurred at or prior to the Effective Time (including acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Merger or any of the other Transactions), whether asserted or claimed prior to, at or after the Effective Time, in connection with such Persons serving as an officer, director, employee or other fiduciary of the Company or any Company Subsidiary or of any other Person if such service was at the request or for the benefit of the Company or any Company Subsidiary, to the fullest extent permitted by applicable Law and the Articles of Association or the organizational documents of the applicable Company Subsidiary (as applicable) or any indemnification agreements with such Persons in existence on the date of this Agreement and provided to Parent prior to the date of this Agreement. Notwithstanding anything herein to the contrary, if any Indemnified Party notifies the Surviving Company on or prior to the seventh (7th) anniversary of the Effective Time of a matter in respect of which such Person intends in good faith to seek indemnification pursuant to this Section 6.4, the provisions of this Section 6.4 shall continue in effect with respect to such matter until the final disposition of all claims, actions, investigations, suits and proceedings relating thereto. Without limitation of the foregoing, the Surviving Company and its Subsidiaries shall (and Parent shall cause the Surviving Company and its Subsidiaries to) honor and fulfill in all respects the obligations of the Company and any Subsidiaries of the Company under any and all indemnification agreements entered into prior to the date hereof between the Company or any Subsidiaries of the Company and any of their respective current or former directors and officers (to the extent provided to Parent prior to the date hereof).

(b)               Without limitation of the foregoing, for seven (7) years after the Effective Time, Parent shall cause to be maintained in effect the provisions in (i) the Articles of Association and (ii) any indemnification agreement of the Company or a Company Subsidiary with any Indemnified Party in existence on the date of this Agreement and provided to Parent prior to the date of this Agreement, except to the extent that such agreement provides for an earlier termination, in each case, regarding elimination of liability, indemnification of officers, directors and employees and advancement of expenses that are in existence on the date hereof, and no such provision shall be amended, modified or repealed in any manner that would adversely affect the rights or protections thereunder of any such Indemnified Party in respect of acts or omissions occurring or alleged to have occurred at or prior to the Effective Time (including acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Merger or any of the other Transactions).

(c)               At or prior to the Effective Time, the Company shall use its reasonable best efforts to purchase a seven (7)-year prepaid “tail” policy on terms and conditions providing coverage retentions, limits and other material terms substantially equivalent or no less than the policies in effect immediately prior to Closing (as set forth in Section 6.4 of the Company Disclosure Letter), of directors’ and officers’ liability insurance then maintained by the Company and the Company Subsidiaries with respect to matters arising at or prior to the Effective Time; provided, however, that the Company shall not commit or spend on such “tail” policy, in the aggregate, more than three hundred percent (300%) of the Aggregate Premium paid by the Company prior to Closing for the Company’s then current policies of directors’ and officers’ liability insurance prior to the Closing (such three hundred percent (300%) the “Base Amount”), and if the cost of such “tail” policy would otherwise exceed the Base Amount, the Company shall be permitted to purchase only as much coverage as reasonably practicable for the Base Amount. The Company shall in good faith consult with Parent prior to the Closing with respect to the procurement of such “tail” policies, including with respect to the selection of the broker, available policy price and coverage options. In the event the Company is unable to purchase such “tail” policies, for seven (7) years after the Effective Time, Parent shall maintain policies of directors’ and officers’ liability insurance that provides coverage for events occurring at or prior to the Effective Time for the Indemnified Parties that is substantially equivalent to the Company’s policies in effect immediately prior to Closing, of directors’ and officers’ liability insurance; provided, however, that Parent shall not be required to pay an annual premium for such insurance in excess of the Base Amount, but in such case shall purchase as much coverage as is reasonably available for the Base Amount.

At or prior to the Effective Time, the Company shall use its reasonable best efforts to purchase a 12 months prepaid “tail” policy on terms and conditions providing coverage retentions, limits and other material terms substantially equivalent or no less than the policies in effect immediately prior to Closing (as set forth in Section 6.4 of the Company Disclosure Letter), of fiduciary liability insurance then maintained by the Company and the Company Subsidiaries with respect to matters arising at or prior to the Effective Time at a premium that shall not exceed 100% of the annual premium. In the event that the Company is unable to purchase such “tail” policies for twelve months after the Effective Time, Parent shall maintain policies of fiduciary liability insurance that provides coverage for events occurring at or prior to the Effective Time for the Indemnified Parties that is substantially equivalent to the Company’s policies in effect immediately prior to Closing of fiduciary liability insurance, provided, however, that Parent shall not be required pay an annual premium for such insurance in excess of such 100% of the annual premium.

“Aggregate Premium” shall mean as set forth on Section 6.4 of the Company Disclosure Letter.

(d)               In the event Parent or the Surviving Company or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving company or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Company, as the case may be, shall assume the obligations set forth in this Section 6.4. The rights and obligations under this Section 6.4 shall survive consummation of the Merger and shall not be terminated or amended in a manner that is adverse to any Indemnified Party without the written consent of such Indemnified Party. The Parties acknowledge and agree that the Indemnified Parties shall be third party beneficiaries of this Section 6.4, each of whom may enforce the provisions thereof. Subject to applicable Law, the rights of the Indemnified Parties (and other persons who are beneficiaries under the tail policy (and their heirs and representatives)) under this Section 6.4 shall be in addition to, and not in substitution for, any other rights that such persons may have under the articles of association, certificates of incorporation, bylaws or other equivalent organizational documents, any and all indemnification agreements of or entered into by the Company or any of its Subsidiaries (to the extent provided to Parent prior to the date hereof), or applicable Law (whether at law or in equity).

Section 6.5.               Takeover Statutes. The Parties shall use their respective reasonable best efforts (a) to take all action necessary so that no Takeover Statute and no takeover or anti-takeover provision in the Articles of Association, if any, is or becomes applicable to the Merger or any of the other Transactions and (b) if any such Takeover Statute or any takeover or anti-takeover provision in the Articles of Association is or becomes applicable to any of the foregoing, to take all action necessary so that the Merger and the other Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such Takeover Statute or takeover or anti-takeover provision in the Articles of Association on the Merger and the other Transactions. No Company Change of Recommendation shall change, or be deemed to change, or permit the Company or the Company Board of Directors to change, in any manner or respect, the approval of the Company Board of Directors for purposes of causing any Takeover Statute or any takeover or anti-takeover provision in the Articles of Association, if any, to be inapplicable to the Merger or any of the other Transactions.

Section 6.6.               Obligations of Merger Sub. Parent shall take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Transactions, including the Merger, upon the terms and subject to the conditions set forth in this Agreement. For the avoidance of doubt, any violation of the obligations of Merger Sub under this Agreement shall also be deemed to be a breach of this Agreement by Parent.

Section 6.7.               Employee Matters.

(a)               Effective as of the Effective Time and for a period of twelve (12) months thereafter, Parent shall provide to each employee of the Company and Company Subsidiary who continues to be employed by Parent or any Parent Subsidiary (the “Continuing Employees”), (i) at least the same wage rate or base salary as in effect for such Continuing Employee immediately prior to Closing, (ii) no less favorable severance rights than those in effect for such Continuing Employee immediately prior to Closing, and (iii) employee benefits (including cash bonus opportunities, retirement, health and welfare benefits, but excluding equity incentive compensation and change in control or retention bonuses) that are no less favorable than those in effect for such Continuing Employee immediately prior to Closing; provided that for the avoidance of doubt, any compensation, equity opportunities or benefits grants, increases or amendments made in violation of Section 5.1(iv) and Section 5.1(v) during the period between the date hereof and the Closing shall not be taken into account for purposes of this Section 6.7(a).

(b)               For all purposes (including purposes of vesting, eligibility to participate and level of benefits) under the employee benefit plans of Parent and Parent Subsidiaries providing benefits to any Continuing Employees after the Effective Time (the “New Plans”), each Continuing Employee shall, subject to applicable Law and applicable Tax qualification requirements, be credited with his or her years of service with the Company and the Company Subsidiaries and their respective predecessors before the Effective Time, to the same extent as such Continuing Employee was entitled, before the Effective Time, to credit for such service under any similar Company Benefit Plan in which such Continuing Employee participated or was eligible to participate immediately prior to the Effective Time; provided that the foregoing shall not apply to the extent that its application would result in a duplication of benefits. In addition, and without limiting the generality of the foregoing, (i) each Continuing Employee shall be immediately eligible to participate, without any waiting time, in any New Plans to the extent coverage under such New Plan is of a similar type as the Company Benefit Plan in which such Continuing Employee participated immediately before the Effective Time (such plans, collectively, the “Old Plans”), and (ii)(A) for purposes of each New Plan providing medical, dental, pharmaceutical or vision benefits to any Continuing Employee, Parent or its applicable Subsidiary shall use its commercially reasonable efforts to cause all preexisting condition exclusions and actively-at-work requirements of such New Plan to be waived for such Continuing Employee and his or her covered dependents, unless such conditions would not have been waived under the Old Plan in which such Continuing Employee participated immediately prior to the Effective Time and (B) Parent and its applicable Subsidiary shall use commercially reasonable efforts to cause any eligible expenses incurred by such Continuing Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(c)               If, at least ten (10) Business Days prior to the Effective Time, Parent provides written notice to the Company directing the Company to terminate its 401(k) plan(s), the Company shall terminate any 401(k) plans effective as of the day immediately preceding the day on which the Effective Time occurs (the “401(k) Termination Date”). In the event that Parent requests that such 401(k) plan(s) be terminated, the Company shall provide Parent with evidence that such 401(k) plan(s) have been terminated pursuant to resolution of the Company Board of Directors at least one (1) Business Day prior to the day on which the Effective Time occurs, but conditioned upon the occurrence of the Closing; provided that, prior to amending or terminating the Company’s 401(k) plan(s), the Company shall provide Parent with the form and substance of any applicable resolutions or amendments for review and approval (which approval shall not be unreasonably withheld, conditioned or delayed). If the Company 401(k) plan(s) is terminated pursuant to this Section 6.7(c), then as soon as practicable following the 401(k) Termination Date, Parent shall permit all Continuing Employees who were eligible to participate in the Company’s 401(k) plan(s) immediately prior to the 401(k) Termination Date to participate in Parent’s 401(k) plan and shall permit each such Continuing Employee to elect to transfer his or her account balance when distributed from the terminated Company 401(k) plan(s) to Parent’s 401(k) plan, including any outstanding participant loans, to the extent permissible under Parent’s 401(k) plan.

(d)               Nothing in this Agreement shall confer upon any Continuing Employee any right to continue in the employ or service of Parent or any affiliate of Parent, or shall interfere with or restrict in any way the rights of Parent or any affiliate of Parent, which rights are hereby expressly reserved, to discharge or terminate the services of any Continuing Employee at any time for any reason whatsoever, with or without cause, except to the extent expressly provided otherwise under applicable Law or in a written agreement between Parent, the Company or any affiliate of Parent and the Continuing Employee or any severance, benefit or other applicable plan or program covering such Continuing Employee. Notwithstanding any provision in this Agreement to the contrary, nothing in this Section 6.7 shall (i) be deemed or construed to be an amendment or other modification of any Company Benefit Plan or employee benefit plan of Parent or Merger Sub or (ii) create any third party rights in any current or former service provider of the Company or its affiliates (or any beneficiaries or dependents thereof).]

Section 6.8.               Rule 16b-3. Prior to the Effective Time, the Company and Parent shall, as applicable, take all such steps as may be reasonably necessary or advisable to cause any dispositions of Company equity securities (including derivative securities) and acquisitions of Parent equity securities pursuant to the Transactions by each individual who is a director or officer of the Company subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.9.               Stockholder Litigation.

(a)               The Company shall provide Parent prompt notice (and in any event within forty-eight (48) hours) of any litigation brought by any Company Shareholder or purported shareholder of the Company against the Company, any of its Subsidiaries and/or any of their respective directors or officers relating to the Merger or any of the other Transactions or this Agreement, the Parent Stockholder Voting Agreement or the Company Shareholder Voting Agreement, and shall keep Parent informed on a prompt (and in any event within forty-eight (48) hours of any material development or update) and timely basis with respect to the status thereof. The Company shall give Parent the opportunity to participate (at Parent’s expense) in (but not control) the defense or settlement of any such litigation and reasonably cooperate with Parent in conducting the defense or settlement of such litigation, and no such settlement shall be agreed without Parent’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed, except that Parent may, in its sole discretion, withhold such consent to any settlement which does not include (for any litigation in which Parent is defendant) a full release of Parent and its affiliates (including the Surviving Company and its Subsidiaries) or which imposes an injunction or other equitable relief on the Company, Parent or any of their affiliates (including the Surviving Company and its Subsidiaries). In the event of, and to the extent of, any conflict or overlap between the provisions of this Section 6.9(a) and Section 5.1 or Section 6.2, the provisions of this Section 6.9(a) shall control.

(b)               Parent shall provide the Company prompt notice (and in any event within forty-eight (48) hours) of any litigation brought by any stockholder of Parent or purported stockholder of Parent against Parent, any of its Subsidiaries and/or any of their respective directors or officers relating to the Merger or any of the other Transactions or this Agreement, the Company Shareholder Voting Agreement or the Parent Stockholder Voting Agreement, and shall keep the Company informed on a prompt (and in any event within forty-eight (48) hours of any material development or update) and timely basis with respect to the status thereof. Parent shall give the Company the opportunity to participate (at the Company’s expense) in (but not control) the defense or settlement of any such litigation and reasonably cooperate with the Company in conducting the defense or settlement of such litigation, and no such settlement shall be agreed without the Company’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed, except that the Company may, in its sole discretion, withhold such consent to any settlement which does not include (for any litigation in which Company is a defendant) a full release of the Company and its affiliates or which imposes an injunction or other equitable relief on Parent, the Company or their affiliates. In the event of, and to the extent of, any conflict or overlap between the provisions of this Section 6.9(b) and Section 5.2 or Section 6.2, the provisions of this Section 6.9(b) shall control.

Section 6.10.           Delisting. Each of the Parties agrees to cooperate with the other Parties in taking, or causing to be taken, all actions necessary to delist the Company Class A Shares from the NYSE and terminate its registration under the Exchange Act as promptly as practicable after the Effective Time; provided that such delisting and termination shall not be effective until the Effective Time.

Section 6.11.           Director Resignations. The Company shall use its reasonable best efforts to cause to be delivered to Parent resignations executed by each director of the Company in office as of immediately prior to the Effective Time and effective upon the Effective Time.

Section 6.12.           Stock Exchange Listing. Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued in the Merger to be approved for listing on the NYSE, subject to official notice of issuance at or prior to the Effective Time.

Section 6.13.           Treatment of Company Indebtedness. If, after consultation with the Company, Parent requests at least fifteen (15) Business Days prior to the Closing Date, the Company shall (and shall cause the Company Subsidiaries to) deliver all notices and take all other actions required to facilitate on or prior to the Effective Time the termination of all commitments outstanding under Indebtedness of the Company for borrowed money, the repayment in full of all obligations outstanding thereunder, the release of all Liens securing such obligations, and the release of all guarantees in connection therewith, in each case effective as of or substantially concurrently with the Effective Time. In furtherance and not in limitation of the foregoing, the Company shall, and shall cause the Company Subsidiaries to, (A) use reasonable best efforts to deliver to Parent at least five (5) Business Days prior to the Closing Date, a draft payoff letter with respect to such outstanding Indebtedness for borrowed money requested by Parent to be repaid (the “Payoff Letter”) and draft related release documentation, (B) use reasonable best efforts to deliver to Parent at least two (2) Business Days prior to the Closing Date, an executed Payoff Letter and (C) deliver to Parent on the Closing Date executed related release documentation, in each case, in form and substance customary for transactions of this type, from the agent on behalf of the Persons to whom such Indebtedness is owed, which Payoff Letter shall include the payoff amount and provide that all guarantees and Liens granted in connection therewith relating to the assets, rights and properties of the Company and the Company Subsidiaries securing such Indebtedness shall, upon the payment of the amount set forth in the Payoff Letter be released and terminated.

Section 6.14.           Related Party Contracts. Except as set forth on Section 6.14 of the Company Disclosure Letter and excluding any employment or indemnification agreements made available to Parent, the Company shall cause to be settled and terminated without any consideration, effective prior to or as of the Closing, all Related Party Contracts, in each case, (a) whether or not such Contract is entered into after the date hereof and (b) without any continuing or further liability of any party thereto.

Section 6.15.           Voting Agreement.

(a)               The Company shall instruct its transfer agent not to register the transfer of any Covered Shares (as defined in the Company Shareholder Voting Agreement) made or attempted to be made in violation of the Company Shareholder Voting Agreement.

(b)               Parent shall instruct its transfer agent not to register the transfer of any Covered Shares (as defined in the Parent Stockholder Voting Agreement) made or attempted to be made in violation of the Parent Stockholder Voting Agreement.

Section 6.16.           Control of the Company’s or Parent’s Operations. Nothing contained in this Agreement shall give Parent or the Company, directly or indirectly, rights to control or direct the operations of the other prior to the Effective Time. Prior to the Effective Time, each of Parent and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision of its operations.

Section 6.17.           Merger Proposal; Certificate of Merger.

(a)               Subject to the ICL, the Company and Merger Sub shall (and Parent shall cause Merger Sub to), as applicable, take the following actions within the timeframes set forth in this Section 6.17(a); provided, however, that any such actions or the timeframes for taking such actions shall be subject to any amendment in the corresponding applicable provisions of the ICL (and, in case of an amendment thereto, such amendment shall automatically apply so as to amend this Section 6.17(a) accordingly):

(i)            as promptly as practicable following the date hereof, cause a merger proposal (in the Hebrew language) in a form reasonably satisfactory to Parent and the Company (the “Merger Proposal”) to be executed in accordance with Section 316 of the ICL;

(ii)            within three days after calling of the Company Shareholders Meeting in accordance with the terms of this Agreement, deliver and file the Merger Proposal with the Companies Registrar in accordance with Section 317(a) of the ICL;

(iii)            following the date on which the Merger Proposal is submitted to the Companies Registrar (the “Merger Proposal Submission Date”), to the extent applicable with respect to each of the Company and Merger Sub:

(A)             publish a notice to their respective creditors, stating that a Merger Proposal was submitted to the Companies Registrar and that the creditors may review the Merger Proposal at the office of the Companies Registrar, the Company’s registered office or Merger Sub’s registered office, as applicable, and at such other locations as the Company or Merger Sub, as applicable, may determine, (x) in two daily Hebrew newspapers on the Merger Proposal Submission Date, and (y) in a popular newspaper in New York within three business days after the Merger Proposal Submission Date as may be required by applicable Law;

(B)              within three days after the Merger Proposal Submission Date, cause a copy of the Merger Proposal to be delivered to their respective secured creditors, if any;

(C)              within three business days after the Merger Proposal Submission Date, send to the Company’s and Merger Sub’s “employees committee” (Va’ad Ovdim), if any, or display in a prominent place at the Company’s and, if applicable, Merger Sub’s, premises a copy of the notice published in a daily Hebrew newspaper in accordance with clause (iii)(A)(x) of this  Section 6.17(a); and

(D)             within four business days after the Merger Proposal Submission Date, send a notice by registered mail to all of the “Substantial Creditors” (as such term is defined in the regulations promulgated under the ICL) that the Company or Merger Sub (or, with respect to Merger Sub, Parent), as applicable, is aware of, which shall state that a Merger Proposal was submitted to the Companies Registrar and that the creditors may review the Merger Proposal at such additional locations, if such locations were identified in the notice referred to in clause (iii)(A) of this Section 6.17(a);

(iv)            promptly after the Company and Merger Sub, as applicable, shall have complied with the preceding clause (iii), but in any event no more than three business days following the date on which the notice referred to in clause (iii)(B) above was sent to their respective secured creditors, if any, the Company and Merger Sub shall inform the Companies Registrar, in accordance with Section 317(b) of the ICL, that notice was given to such respective creditors, if any, under Section 318 of the ICL;

(v)            not later than three days after (A) the date on which the Company Shareholder Approval is obtained, the Company shall inform the Companies Registrar of such approval, and (B) the date on which the sole shareholder of Merger Sub approves the Merger, Merger Sub shall inform the Companies Registrar of such approval, in each case in accordance with Section 317(b) of ICL; and

(vi)            in accordance with the customary practice of the Companies Registrar, the Company and Merger Sub shall (and Parent shall cause Merger Sub to), as promptly as practicable after the determination of the date on which the Closing is expected to take place in accordance with Section 1.3, in coordination with each other, deliver to the Companies Registrar a notice of the proposed date of the Closing (which shall be the date on which the Merger shall be declared effective) and the subsequent notice of the occurrence of the Closing, including a final affidavit signed by an authorized officer of Company and Merger Sub, as applicable, stating that no shareholder or creditor of the Company or Merger Sub, as applicable, nor any antitrust authority has objected to the Merger. For the avoidance of doubt, it is the intention of the Parties and the Parties shall request that the Merger shall be declared effective and the Certificate of Merger shall be issued on the Closing Date.

(b)               Solely for purposes of Section 6.17(a), “business day” shall have the meaning set forth in the Merger Regulations 2000 promulgated under the ICL.

(c)               Promptly following the date hereof, the sole shareholder of Merger Sub shall approve the Merger subject to the satisfaction or waiver (to the extent permitted hereunder) of all the conditions to Closing (other than those that by their nature may only be satisfied or waived at Closing).

Section 6.18.           Israeli Securities Authority Approval; Dual-Listing.

(a)               As soon as practicable after the execution of this Agreement (but in any event within no more than three (3) Business Days after the date hereof), Parent shall cause its Israeli counsel to prepare and file with the Israeli Securities Authority (the “ISA”) an application, in form and substance reasonably acceptable to the Company, for, and shall use reasonable best efforts to obtain a No-Action Letter from the ISA. If the ISA No-Action Letter has not been obtained by the date that is forty five (45) days after the execution of this Agreement, unless otherwise agreed in writing by the Parent and the Company, Parent shall prepare and use reasonable best efforts to receive a permit from the Tel Aviv Stock Exchange (“TASE”) for a registration statement with respect to the dual listing of the Parent Common Stock, including all shares of Parent Common Stock underlying shares of Parent’s convertible securities, at the TASE and a permit from the ISA and the TASE to not publish a prospectus, which permit would also apply to the Merger Consideration and which permit may be a contingent permit subject to the filing by Parent of the Registration Statement with the SEC in accordance with the provisions of Section 5.5 (collectively, the “Dual Listing Permit”).

(b)               The Company and Parent shall cooperate in connection with (i) the preparation and filing of the application for the ISA No-Action Letter, (ii) if applicable, preparation and filing of all documents pertaining to the Dual Listing Permit and (iii) the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the ISA No-Action Letter or to receive the Dual Listing Permit, as applicable. Each of the Company and Parent shall promptly notify the other upon the receipt of any comments from the ISA or the TASE or any request from the ISA or the TASE, including with respect to amendments or supplements to (x) the request for the ISA No-Action Letter, or (y) the request for the Dual Listing Permit, and shall provide the other with copies of all correspondence between it and its Representatives, on the one hand, and the ISA or the TASE, on the other hand, with respect thereto. Each of the Company and Parent shall use its reasonable best efforts to respond as soon as reasonably practicable to any comments from the ISA and the TASE, including with respect to the request for the ISA No-Action and Dual Listing Permit. Notwithstanding the foregoing, prior to final approval of the ISA No-Action Letter or Dual Listing Permit, as applicable, Parent shall (A) provide the Company with an opportunity to review and comment on such document or response (including the proposed final version of such document or response), which shall not be unreasonably withheld, conditioned or delayed, and (B) reasonably consider all comments reasonably proposed by the Company. Parent shall advise the Company promptly after receipt of the ISA No-Action Letter or Dual Listing Permit, as applicable.

(c)               If despite the foregoing efforts, the Dual Listing Permit is not obtained by the date that is ninety (90) days after the execution of this Agreement, Parent shall take reasonable best efforts to cause the offering and issuance of the Merger Consideration to comply with the Israeli Securities Law, including the preparation and filing of any other registration statement, prospectus or other document in compliance with the Israeli Securities Law and obtaining any necessary approval or permit from the ISA with respect to such registration statement, prospectus or other document (the “Alternative ISA Approvals”).

(d)               In the event that the ISA No-Action Letter has not been obtained by the date that is forty five (45) days after the execution of this Agreement, Parent shall take all necessary action in order to obtain an exemption under Section 15D of the Israeli Securities Law with respect to the assumption of the 102 Options and 102 RSUs under Section 2.3 hereof held by current Israeli employees of the Company and its Israeli resident subsidiaries.

Section 6.19.           Tax Rulings.

(a)               Promptly following the execution of this Agreement, the Company shall instruct its legal counsels, advisors and accountants, to prepare and file with the ITA, in full coordination with Parent and Parent’s Israeli counsel and tax advisors, an application for a tax ruling confirming the Merger under this Agreement, for Israeli tax purposes, as a tax free merger pursuant to Section 103K of the Ordinance (and confirmation that such Merger shall not be deemed a breach of a previous re-organization performed by the Company in connection with which the ITA issued the Spin-Off Tax Ruling), subject to statutory or customary terms and conditions regularly associated with such a ruling to be included within the ruling (the “103K Tax Ruling”). To the extent Parent will request the 103K Tax Ruling to address the potential post-Closing reorganization set forth on Section 6.19(a) of the Parent Disclosure Letter (the “Post-Closing Reorganization”), Parent and its advisors shall provide to the Company and its tax advisors information requested by the Company with the respect to the proposed Post-Closing Reorganization and shall include in the application for such ruling, in full coordination with the Company and its tax advisors, a note regarding Parent’s intention to reorganize its holding structure after Closing, and if requested by the Company or the ITA, any information and details accurately describing the Post-Closing Reorganization, in each case subject to the approval of the Company and its tax advisors which consent shall not be unreasonably withheld, conditioned or delayed. The Company will, in coordination and together with Parent, present to the ITA, and include in the application for the 103K Tax Ruling, a request for confirmation of the ITA that the Post-Closing Reorganization shall not be deemed a breach of the 103K Tax Ruling. In any event, neither Parent nor the Company shall independently apply to, approach or conduct any discussions with the ITA with respect to the Post-Closing Reorganization, unless coordinated in advance and in agreement with the Parties and their advisors. Parent shall not require, or cause, the Closing, nor the obtaining of the 103K Tax Ruling, to be in any way conditioned upon any such Post-Closing Reorganization or favorable tax treatment thereof. The Closing hereunder is not conditioned upon, and shall not be delayed for, the receipt of any ruling in respect of the Post-Closing Reorganization. If it becomes reasonably apparent that the ITA will not approve the Post-Closing Reorganization as part of the 103K Tax Ruling, that the Closing would or would reasonably likely be delayed, or that the inclusion of the Post-Closing Reorganization will include conditions or limitations that are reasonably likely to negatively affect the 103K Tax Ruling and the Company’s shareholders, then the Company will (with the prior consent of Parent, not to be unreasonably withheld, conditioned or delayed) be entitled to withdraw the applicable portion of the application to the ITA (as it relates to the Post-Closing Reorganization), and Parent shall not pursue such Post-Closing Reorganization prior to the Closing or, without ITA approval (which approval shall include written confirmation that such approval and the Post-Closing Reorganization does not negatively affect the 103K Tax Ruling), after the Closing. To the extent that prior to Closing the ITA approves the Post-Closing Reorganization subject to conditions or limitations that are reasonably likely to affect the 103K Tax Ruling and the Company’s shareholders prior to or after the Closing, such conditions or limitations shall be subject to the Company’s approval (not to be unreasonably withheld, conditioned or delayed).

(b)               To the extent the 103K Tax Ruling does not address the tax treatment for the 102 Options, 102 RSUs and/or 102 Shares, then as soon as reasonably practicable after the execution of this Agreement, the Company shall instruct its legal counsel, advisors and accountants to prepare and file with the ITA, in full coordination with Parent and Parent’s Israeli counsel and tax advisors, an application for a ruling by the ITA in form and substance reasonably acceptable to Parent confirming, among other things, that the assumption and exchange of 102 Options, 3(i) Options and 102 RSUs for Converted Parent RSUs and Converted Parent Stock Options and the exchange of 102 Shares for shares of Parent Common Stock shall not constitute a taxable event and Tax continuity shall apply to the Converted Parent RSUs and Converted Parent Stock Options and shares of Parent Common Stock (which ruling may be subject to customary conditions regularly associated with such a ruling) (the “102 Tax Ruling”).

(c)               Notwithstanding anything to the contrary set forth in Section 6.19(a), the Company shall not withdraw any application filed by the Company (or the Company Subsidiaries) with respect to the 103K Tax Ruling without the prior consent of Parent (not to be unreasonably withheld, conditioned or delayed). If so withdrawn, and subject to the Company’s agreement, the Company may instruct its legal counsels, advisors and accountants to prepare and file with the ITA, in full coordination with Parent and Parent’s Israeli counsel and tax advisors, the following rulings:

(i)            an application to a deferral of the Israeli Tax liability of any holder of Company Ordinary Shares, if any, to such dates set forth in Section 104H of the Ordinance (the “104H Tax Ruling”). Any costs associated with the 104H Tax Ruling shall be paid by the Company and Parent prior to the Closing on an equal basis; and/or

(ii)            with respect to holders of Company Ordinary Shares (other than recipients covered under the 102 Tax Ruling or 104H Tax Ruling, if any), an application (A) exempting Parent, the Exchange Agent, the Surviving Company and their respective agents from any obligation to withhold Israeli Tax at source from any consideration payable or otherwise deliverable pursuant to this Agreement, including the Merger Consideration, or clarifying that no such obligation exists, or (B) clearly instructing Parent, the Exchange Agent, the Surviving Company and their respective agents on how such withholding at source is to be executed, and in particular, with respect to the classes or categories of holders of the Company Ordinary Shares from which Tax is to be withheld (if any) and the rate or rates of withholding to be applied (the “Withholding Tax Ruling” and, together with the 103K Tax Ruling, 102 Tax Ruling and the 104H Tax Ruling, if any, the “Tax Rulings”).

(d)               The process of the Tax Rulings will be led by the Company and its tax advisors, with full coordination and cooperation with Parent. The Company, Parent and their respective Israeli counsels and Tax advisors shall cooperate with each other with respect to the preparation and filing of such applications and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain any of the applicable Tax Rulings, and any costs associated with the application for such Tax Rulings shall be paid by the Company and Parent prior to the Closing on an equal basis. No application to the ITA with respect to the Tax Rulings shall be made unless the Company, Parent and their respective Israeli counsels and Tax advisors review, reasonably and timely comment on and approve the draft application for such rulings which approval shall not be unreasonably withheld, conditioned or delayed. The Company shall inform the Parent and its Israeli tax advisors in advance of any discussion or meeting with the ITA and the Company, Parent and their respective Israeli tax advisors shall be allowed to participate in all discussions and meetings with the ITA relating to such rulings. Should Parent’s counsel or tax advisors not attend any meeting or discussion with the ITA, the counsel of Company shall provide the Israeli counsel and tax advisors of Parent with a written update of any meeting or discussion with the ITA relating to such Tax Rulings within two (2) Business Days of such meeting or discussion. The final text of the submissions to the ITA and the final text of the Tax Rulings shall be subject to the prior written confirmation of the Company, Parent and their respective Israeli legal counsels and Tax advisors (which confirmation shall not be unreasonably withheld, conditioned or delayed), it being agreed that in connection therewith, the Parties shall not object to any restrictions, conditions or obligations that are either statutorily required pursuant to Section 103K, 104H or other applicable sections of the Ordinance, or are otherwise regularly associated with such rulings and reasonably required by the ITA. The Parties shall use reasonable best efforts to promptly take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable Law to obtain the Tax Rulings, as promptly as practicable, including by signing the Tax Rulings at the request of the ITA. Parent hereby undertakes, at all times following the Closing, (i) to comply, and to cause its Subsidiaries to comply, with all of the terms and conditions of the 103K Tax Ruling (including statutory requirements of Section 103K of the Ordinance) (or, if applicable, the 104H Tax Ruling), and (ii) to refrain from taking or failing to take such actions, which actions or omissions would or would be reasonably expected to breach, jeopardize or adversely change the effectiveness of, and/or the favorable tax treatment prescribed under, such Tax Rulings).

Section 6.20.           U.S. Tax Matters.

(a)               For U.S. federal income tax purposes, (i) the Parties hereto intend that the Merger qualifies for the Intended U.S. Tax Treatment and (ii) this Agreement is intended to be, and is hereby adopted as a “plan of reorganization” for purposes of Sections 354 and 361 of the Code and Treasury Regulations Sections 1.368-2(g) and 1.368-3(a), to which the Parent, Merger Sub and the Company are parties under Section 368(b) of the Code.

(b)               Each of the Parties hereto shall use reasonable best efforts to cause the Merger to qualify for the Intended U.S. Tax Treatment, and no such Party shall take or knowingly fail to take any action which action or inaction would reasonably be expected to prevent or impede the Intended U.S. Tax Treatment. Each of the Parties hereto shall report the Merger on their Tax Returns consistent with the Intended U.S. Tax Treatment and shall not take any position inconsistent with the Intended U.S. Tax Treatment unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

(c)               The Parties shall reasonably cooperate with each other and their respective tax counsel to document and support the Intended U.S. Tax Treatment by taking the actions described on Section 6.20(c) of the Company Disclosure Letter.

Section 6.21.           Registration Rights. At the Closing, Parent and each shareholder of the Company who is currently party to the Company Shareholders Agreement and shall be, immediately after the Effective Time, an affiliate (as such terms is defined in Rule 12b-2 promulgated under the Exchange Act)) of Parent, shall enter into a Registration Rights Agreement substantially in the form attached hereto as Annex D.

Section 6.22.           Parent Board Matters. Prior to the Closing, Parent shall take all necessary corporate action so that upon and after the Closing, the size of the Parent Board of Directors is increased by three (3) members to a total of thirteen (13) members. Prior to the Closing, Parent shall designate three individuals ((x) one of whom shall be the Chief Executive Officer of the Company and (y) the other two of whom shall be members of the Company Board of Directors as of the date hereof (each of whom qualify as “independent” pursuant to the requirements under the NYSE) and selected by the Company upon prior consultation with Parent; provided in all cases subject to such individual not being a bad actor as defined in SEC Rule 506(c)) (the “Designees”), and Parent shall (a) appoint the Designees to the Parent Board of Directors to fill the vacancies on the Parent Board of Directors created by such increase (effective upon the Closing), (b) allow the Designees to hold office in accordance with Parent's Organizational Documents on the same terms as other members of the Parent Board of Directors, (c) designate each such Designee in a different class of the Parent Board of Directors (effective upon the Closing), (d) appoint each Designee that qualifies as “independent” pursuant to the requirements under the NYSE to one (and only one) committee of the Parent Board of Directors (effective upon the Closing), and (e) execute an indemnification agreement in Parent’s standard form of director indemnification agreement with each Designee (effective upon the Closing).

Article VII

CONDITIONS TO CONSUMMATION OF THE MERGER

Section 7.1.               Conditions to Each Party’s Obligations to Effect the Merger. The respective obligations of each Party to consummate the Merger shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions, any of which may be waived in whole or in part by Parent, Merger Sub and the Company, as the case may be, to the extent permitted by applicable Law:

(a)               Company Shareholder Approval and Parent Stockholder Approval. The Company Shareholder Approval and the Parent Stockholder Approval shall have been obtained.

(b)               NYSE Listing. The shares of Parent Common Stock to be issued in the Merger shall have been approved for listing on the NYSE (or any successor inter-dealer quotation system or stock exchange thereto) subject to official notice of issuance.

(c)               Registration Statement. The Registration Statement shall have become effective under the Securities Act and shall not be the subject of any stop order or any Proceedings by the SEC seeking a stop order.

(d)               Government Consents. The waiting period (or extensions thereof) under the HSR Act relating to the Transactions shall have expired or been terminated.

(e)               No Legal Prohibition. No Governmental Entity of competent jurisdiction shall have (i) enacted, issued or promulgated any Law that is in effect as of immediately prior to the Effective Time or (ii) issued or granted any order or injunction (whether temporary, preliminary or permanent) that is in effect as of immediately prior to the Effective Time, in each case, which has the effect of restraining, enjoining or otherwise prohibiting the consummation of the Merger.

(f)                ISA No-Action Letter; Dual-Listing. Parent shall have obtained either the ISA No-Action Letter or a Dual Listing Permit.

(g)               Israeli Statutory Waiting Periods. At least fifty (50) days shall have elapsed after the filing of the Merger Proposal with the Companies Registrar and at least thirty (30) days shall have elapsed after the Company Shareholder Approval and the approval by the sole shareholder of Merger Sub.

Section 7.2.               Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions, any of which may be waived in whole or in part by Parent and Merger Sub, as the case may be, to the extent permitted by applicable Law:

(a)               Representations and Warranties. (A) The representations and warranties of the Company set forth in Section 3.1(a) (other than the last sentence thereof) (Qualification, Organization, etc.), the first sentence of Section 3.1(b) (Qualification, Organization, etc.), Section 3.3 (Corporate Authority), Section 3.22 (Opinion of Financial Advisor), Section 3.23 (Takeover Statues; Anti-Takeover Laws) and Section 3.25 (Finders and Brokers) (in each case, without giving effect to any qualification as to materiality or Company Material Adverse Effect contained therein) shall be true and correct in all material respects as of the date hereof and shall be true and correct in all material respects as of the Closing as though made as of the Closing (except representations and warranties that by their terms speak specifically as of another date, in which case as of such date); (B) the representations and warranties of the Company set forth in Section 3.2(a) (Capitalization), Section 3.2(c) (Capitalization), Section 3.2(d) (Capitalization) and Section 3.2(e) (Capitalization) shall be true and correct other than for de minimis inaccuracies as of the date hereof and shall be true and correct other than for de minimis inaccuracies as of the Closing as though made as of the Closing (except representations and warranties that by their terms speak specifically as of another date, in which case as of such date); (C) the representations and warranties of the Company set forth in Section 3.8(a) (Absence of Certain Changes) shall be true and correct in all respects as of the date hereof and shall be true and correct in all respects as of the Closing as though made as of the Closing; and (D) the other representations and warranties of the Company set forth in this Agreement (without giving effect to any qualification as to materiality or Company Material Adverse Effect contained therein) shall be true and correct in all respects as of the date hereof and shall be true and correct in all respects as of the Closing as though made as of the Closing (except representations and warranties that by their terms speak specifically as of another date, in which case as of such date), except, with respect to this clause (D), where any failures of any such representations and warranties to be so true and correct (without giving effect to any qualification as to materiality or Company Material Adverse Effect contained therein) have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)               Performance of Obligations of the Company. The obligations, covenants and agreements of the Company to be performed on or before the Closing in accordance with this Agreement shall have been performed in all material respects.

(c)               No Company Material Adverse Effect. A Company Material Adverse Effect shall not have occurred on or after the date of this Agreement that is continuing.

(d)               Company Officer’s Certificate. Parent shall have received a certificate, dated as of the Closing Date, signed by the chief executive officer or chief financial officer of the Company certifying that each of the conditions set forth in Section 7.2(a), Section 7.2(b) and Section 7.2(c) has been satisfied.

(e)               Israeli Tax Withholding. The receipt of a written ruling, confirmation or instruction of the ITA with respect to holders of Company Ordinary Shares (other than recipients covered under the 102 Tax Ruling), which may include or be included in the 103K Tax Ruling, either (i) exempting Parent, the Exchange Agent, the Surviving Company and their respective agents from any obligation to withhold Israeli Tax at source from the Merger Consideration, or clarifying that no such obligation exists, or (ii) clearly instructing Parent, the Exchange Agent, the Surviving Company and their respective agents on how such withholding at source is to be executed.

Section 7.3.               Conditions to Obligations of the Company. The obligations of the Company to consummate the Merger shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions, any of which may be waived in whole or in part by the Company to the extent permitted by applicable Law:

(a)               Representations and Warranties. (A) The representations and warranties of Parent and Merger Sub set forth in Section 4.1(a)(other than the last sentence thereof) (Qualification, Organization, etc.), the first sentence of Section 4.1(b) (Qualification, Organization, etc.), Section 4.3 (Corporate Authority), Section 4.21 (Opinion of Financial Advisor), Section 4.22 (Takeover Statues; Anti-Takeover Laws) and Section 4.25 (Finders and Brokers) (in each case, without giving effect to any qualification as to materiality or Parent Material Adverse Effect contained therein) shall be true and correct in all material respects as of the date hereof and shall be true and correct in all material respects as of the Closing as though made as of the Closing (except representations and warranties that by their terms speak specifically as of another date, in which case as of such date); (B) the representations and warranties of Parent and Merger Sub set forth in Section 4.2(a) (Capitalization), Section 4.2(c) (Capitalization), Section 4.2(d) (Capitalization) and Section 4.2(e) (Capitalization) shall be true and correct other than for de minimis inaccuracies as of the date hereof and shall be true and correct other than for de minimis inaccuracies as of the Closing as though made as of the Closing (except representations and warranties that by their terms speak specifically as of another date, in which case as of such date); (C) the representations and warranties of Parent and Merger Sub set forth in Section 4.8(a) (Absence of Certain Changes) and Section 4.24 (Valid Issuance), shall be true and correct in all respects as of the date hereof and shall be true and correct in all respects as of the Closing as though made as of the Closing; and (D) the other representations and warranties of Parent and Merger Sub set forth in this Agreement (without giving effect to any qualification as to materiality or Parent Material Adverse Effect contained therein) shall be true and correct in all respects as of the date hereof and shall be true and correct in all respects as of the Closing as though made as of the Closing (except representations and warranties that by their terms speak specifically as of another date, in which case as of such date), except, with respect to this clause (D), where any failures of any such representations and warranties to be so true and correct (without giving effect to any qualification as to materiality or Parent Material Adverse Effect contained therein,) have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)               Performance of Obligations of Parent. The obligations, covenants and agreements of Parent and Merger Sub to be performed on or before the Closing in accordance with this Agreement shall have been performed in all material respects.

(c)               No Parent Material Adverse Effect. A Parent Material Adverse Effect shall not have occurred on or after the date of this Agreement that is continuing.

(d)               Parent Officer’s Certificate. The Company shall have received a certificate, dated as of the Closing Date, signed by the chief executive officer or chief financial officer of Parent certifying that each of the conditions set forth in Section 7.3(a), Section 7.3(b) and Section 7.3(c) has been satisfied.

(e)               Tax Ruling. Either (x) the 103K Tax Ruling shall have been obtained or (y) if (and only if) the Company in its sole discretion submits an application to obtain the 104H Tax Ruling, the 104H Tax Ruling shall have been obtained.

(f)                Board Appointments. Parent shall have complied in all respects with its obligations under Section 6.22.

(g)               Lock Up Undertakings. If (and only if) the 103K Tax Ruling has been obtained, the Lock Up Undertakings shall be in full force and effect and not terminated or rescinded by the signatories thereto.

Article VIII

TERMINATION

Section 8.1.               Termination. This Agreement may be terminated and the Merger and the other Transactions may be abandoned at any time before the Closing, as follows (with any termination by Parent also being an effective termination by Merger Sub):

(a)               by mutual written consent of Parent and the Company; or

(b)               by either the Company or Parent:

(i)            if a Governmental Entity of competent jurisdiction shall have issued a final, non-appealable order, injunction, decree or ruling in each case permanently restraining, enjoining or otherwise prohibiting the consummation of the Transactions; or

(ii)            if the Closing has not occurred on or before April 13, 2023 (the “Outside Date”); provided that if as of such date the conditions set forth in Section 7.1(d) or Section 7.1(e) (to the extent relating to any Regulatory Law) shall not have been satisfied or waived, but all of the other conditions set forth in Article VII have been satisfied or waived (or are then capable of being satisfied if the Closing were to take place on such date in the case of those conditions to be satisfied at the Closing), then either of Parent or the Company may, in its sole discretion, extend the Outside Date on up to two occasions, each by three (3) months, by providing the other Party with written notice thereof on or before the then effective Outside Date (and such date, as so extended, shall be the Outside Date), it being agreed that there shall be no more than two extensions pursuant to this proviso in the aggregate for all Parties; provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(b)(ii) shall not be available to any Party whose action or failure to fulfill any obligation under this Agreement has been the principal cause of the failure of the Transactions to be consummated by the Outside Date; or

(iii)            if (A) the Company Shareholder Approval shall not have been obtained upon a vote held at a duly held Company Shareholders Meeting, or at any adjournment or postponement thereof or (B) the Parent Stockholder Approval shall not have been obtained upon a vote held at a duly held Parent Stockholders Meeting, or at any adjournment or postponement thereof; or

(c)               by the Company:

(i)            in the event that (A) Parent and/or Merger Sub shall have breached, failed to perform or violated their respective covenants or agreements under this Agreement or (B) any of the representations and warranties of Parent or Merger Sub set forth in this Agreement shall have become inaccurate, in either case of clauses (A) or (B), in a manner that would give rise to the failure of a condition set forth in Section 7.3(a), Section 7.3(b) or Section 7.3(c) and such breach, failure to perform, violation or inaccuracy is not capable of being cured by the Outside Date or, if capable of being cured by the Outside Date, is not cured by Parent or Merger Sub, as applicable, before the earlier of (x) the Business Day immediately prior to the Outside Date and (y) the thirtieth (30th) calendar day following receipt of written notice from the Company of such breach, failure to perform, violation or inaccuracy; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(c)(i) if the Company is then in breach of any of its representations, warranties, covenants or agreements contained in this Agreement, which breach would give rise to the failure of a condition set forth in Section 7.2(a), Section 7.2(b) or Section 7.2(c); or

(ii)            if (i) prior to obtaining the Parent Stockholder Approval, the Parent Board of Directors shall have effected a Parent Change of Recommendation, or (ii) Parent has materially breached Section 5.4; or

(iii)            prior to obtaining the Company Shareholder Approval, in order to effect a Company Change of Recommendation and substantially concurrently enter into a definitive agreement providing for a Company Superior Proposal; provided that (x) the Company has complied in all material respects with the terms of Section 5.3 and (y) substantially concurrently with or prior to (and as a condition to) the termination of this Agreement, the Company pays to Parent the Company Termination Fee; or

(d)               by Parent:

(i)            in the event that (A) the Company shall have breached, failed to perform or violated its covenants or agreements under this Agreement or (B) any of the representations and warranties of the Company set forth in this Agreement shall have become inaccurate, in either case of clauses (A) or (B), in a manner that would give rise to the failure of a condition set forth in Section 7.2(a), Section 7.2(b) or Section 7.2(c) and such breach, failure to perform, violation or inaccuracy is not capable of being cured by the Outside Date or, if capable of being cured by the Outside Date, is not cured by the Company before the earlier of (x) the Business Day immediately prior to the Outside Date and (y) the thirtieth (30th) calendar day following receipt of written notice from Parent of such breach, failure to perform, violation or inaccuracy; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(d)(i) if Parent or Merger Sub is then in breach of any of its representations, warranties, covenants or agreements contained in this Agreement, which breach would give rise to the failure of a condition set forth in Section 7.3(a), Section 7.3(b) or Section 7.3(c); or

(ii)            if (i) prior to obtaining the Company Shareholder Approval, the Company Board of Directors shall have effected a Change of Recommendation, or (ii) the Company has materially breached Section 5.3; or

(iii)            prior to obtaining the Parent Stockholder Approval, in order to effect a Parent Change of Recommendation and substantially concurrently enter into a definitive agreement providing for a Parent Superior Proposal; provided that (x) Parent has complied in all material respects with the terms of Section 5.4 and (y) substantially concurrently with or prior to (and as a condition to) the termination of this Agreement, Parent pays to the Company the Parent Termination Fee.

Section 8.2.               Effect of Termination.

(a)               Written notice of termination pursuant to Section 8.1 shall be given to the non-terminating Party, specifying the provisions hereof pursuant to which such termination is made. In the event of the valid termination of this Agreement as provided in Section 8.1, this Agreement shall forthwith become null and void and there shall be no liability on the part of Parent, Merger Sub or the Company, except that the Confidentiality Agreement, this Section 8.2 and Section 9.3 through Section 9.12 shall survive such termination; provided that nothing herein shall relieve any Party from liability for fraud or willful breach of this Agreement prior to such termination. For purposes of this Agreement, “fraud” shall mean intentional common law fraud under Delaware law with respect to the making of a representation or warranty contained in this Agreement (or any certificate delivered pursuant to this Agreement) with the actual knowledge that such representation or warranty was false when made, and “willful breach” shall mean an action or omission taken or omitted to be taken that the breaching party intentionally takes (or fails to take) and actually knows would, or would reasonably be expected to, be or cause a material breach of this Agreement.

(b)               Termination Fee.

(i)            If (A) Parent or the Company terminates this Agreement pursuant to Section 8.1(b)(iii)(A), or Parent terminates this Agreement pursuant to Section 8.1(d)(i), (B) prior to the date of such termination (or prior to the Company Shareholders Meeting in the case of termination pursuant to Section 8.1(b)(iii)(A)), a Company Acquisition Proposal is made to the Company Board of Directors, the Company’s management or the Company Shareholders or otherwise becomes publicly known, or any Person publicly proposes or announces an intention to make a Company Acquisition Proposal and (C) such Company Acquisition Proposal is consummated within nine (9) months of such termination or a definitive agreement with respect to such Company Acquisition Proposal is entered into within nine (9) months of such termination (and is subsequently consummated, regardless of when such consummation occurs) (in each case, only if such Company Acquisition Proposal is the same as the original Company Acquisition Proposal), then on or prior to the date such Company Acquisition Proposal is consummated, the Company shall pay to Parent a fee of $150,000,000 in cash (the “Company Termination Fee”). Solely for purposes of this Section 8.2(b)(i), the term “Company Acquisition Proposal” shall have the meaning assigned to such term in Annex A, except that all references to “fifteen percent (15%)” and “eighty five percent (85%)” therein shall be deemed to be references to “fifty percent (50%).”

(ii)            If (x) Parent terminates this Agreement pursuant to Section 8.1(d)(ii) or (y) the Company terminates this Agreement pursuant to Section 8.1(b)(ii) at a time when Parent would be permitted to terminate this Agreement pursuant to Section 8.1(d)(ii), within two (2) Business Days after such termination, the Company shall pay to Parent the Company Termination Fee.

(iii)            If the Company terminates this Agreement pursuant to Section 8.1(c)(iii), substantially concurrently with or prior to (and as a condition to) such termination, the Company shall pay to Parent the Company Termination Fee.

(iv)            In the event any amount is payable by the Company pursuant to Section 8.2(b)(i), Section 8.2(b)(ii) or Section 8.2(b)(iii), such amount shall be paid by wire transfer of immediately available funds to an account designated in writing by Parent. For the avoidance of doubt, in no event shall the Company be obligated to pay the Company Termination Fee on more than one occasion.

(v)            If (A) Parent or the Company terminates this Agreement pursuant to Section 8.1(b)(iii)(B), or the Company terminates this Agreement pursuant to Section 8.1(c)(i), (B) prior to the date of such termination (or prior to the Parent Stockholders Meeting in the case of termination pursuant to Section 8.1(b)(iii)(B)), a Parent Acquisition Proposal is made to the Parent Board of Directors, Parent’s management or Parent’s stockholders or otherwise becomes publicly known, or any Person publicly proposes or announces an intention to make a Parent Acquisition Proposal and (C) such Parent Acquisition Proposal is consummated within nine (9) months of such termination or a definitive agreement with respect to such Parent Acquisition Proposal is entered into within nine (9) months of such termination (and is subsequently consummated, regardless of when such consummation occurs) (in each case, only if such Parent Acquisition Proposal is the same as the original Parent Acquisition Proposal), then on or prior to the date that such Parent Acquisition Proposal is consummated, Parent shall pay to the Company a fee of $150,000,000 in cash (the “Parent Termination Fee”). Solely for purposes of this Section 8.2(b)(v), the term “Parent Acquisition Proposal” shall have the meaning assigned to such term in Annex A, except that all references to “fifteen percent (15%)” and “eighty five percent (85%)” therein shall be deemed to be references to “fifty percent (50%).”

(vi)            If (x) the Company terminates this Agreement pursuant to Section 8.1(c)(ii) or (y) Parent terminates this Agreement pursuant to Section 8.1(b)(ii) at a time when the Company would be permitted to terminate this Agreement pursuant to Section 8.1(c)(ii), within two (2) Business Days after such termination, Parent shall pay to the Company the Parent Termination Fee.

(vii)            If Parent terminates this Agreement pursuant to Section 8.1(d)(iii), substantially concurrently with or prior to (and as a condition to) such termination, Parent shall pay to the Company the Parent Termination Fee.

(viii)            In the event any amount is payable by Parent pursuant to Section 8.2(b)(v), Section 8.2(b)(vi) or Section 8.2(b)(vii), such amount shall be paid by wire transfer of immediately available funds to an account designated in writing by the Company. For the avoidance of doubt, in no event shall Parent be obligated to pay the Parent Termination Fee on more than one occasion.

(c)               In the event this Agreement is terminated by either Parent or the Company pursuant to Section 8.1(b)(iii)(A), then the Company shall pay Parent (by wire transfer of immediately available funds to an account designated in writing by Parent) the costs and expenses, including all fees and expenses of counsel, accountants, investment bankers, experts and consultants, incurred by Parent in connection with this Agreement and the Transactions in an amount not to exceed $20,000,000 in the aggregate (the “Parent Expenses”); provided that any payment of the Parent Expenses shall not affect Parent’s right to receive any Company Termination Fee otherwise due under Section 8.2(b), but shall reduce, on a dollar-for-dollar basis, any Company Termination Fee that becomes due and payable under Section 8.2(b).

(d)               In the event this Agreement is terminated by either Parent or the Company pursuant to Section 8.1(b)(iii)(B), then Parent shall pay the Company (by wire transfer of immediately available funds to an account designated in writing by the Company) the costs and expenses, including all fees and expenses of counsel, accountants, investment bankers, experts and consultants, incurred by the Company in connection with this Agreement and the Transactions in an amount not to exceed $20,000,000 in the aggregate (the “Company Expenses”); provided that any payment of the Company Expenses shall not affect the Company’s right to receive any Parent Termination Fee otherwise due under Section 8.2(b), but shall reduce, on a dollar-for-dollar basis, any Parent Termination Fee that becomes due and payable under Section 8.2(b).

(e)               The Parties agree that the agreements contained in this Section 8.2 are an integral part of the Transactions, and that, without these agreements, the Parties would not enter into this Agreement. If a Party fails to promptly pay the amount due by it pursuant to Section 8.2, interest shall accrue on such amount from the date such payment was required to be paid pursuant to the terms of this Agreement until the date of payment at the prime rate set forth in The Wall Street Journal in effect on the date such payment was required to be made. If, in order to obtain such payment, the other Party commences a Proceeding that results in judgment for such Party for such amount, the defaulting Party shall pay the other Party its reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees and expenses) incurred in connection with such Proceeding. The Parties agree that the monetary remedies set forth in Section 8.2 and the specific performance remedies set forth in Section 9.12 shall be the sole and exclusive remedies of (i) the Company and its Subsidiaries against Parent and its Subsidiaries and any of their respective former, current or future directors, officers, stockholders, Representatives or affiliates for any loss suffered as a result of the failure of the Merger to be consummated, except in the case of fraud or willful breach of any covenant, agreement or obligation (in which case only Parent shall be liable for damages for such fraud or willful breach), and upon payment of such amount, none of Parent and its Subsidiaries or any of their respective former, current or future directors, officers, general or limited partners, stockholders, managers, members, Representatives or affiliates shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions, except for the liability of Parent in the case of fraud or willful breach of any covenant, agreement or obligation; and (ii) Parent and its Subsidiaries against the Company and its Subsidiaries and any of their respective former, current or future directors, officers, shareholders, Representatives or affiliates for any loss suffered as a result of the failure of the Merger to be consummated, except in the case of fraud or willful breach of any covenant, agreement or obligation (in which case only the Company shall be liable for damages for such fraud or willful breach), and upon payment of such amount, none of the Company and its Subsidiaries or any of their respective former, current or future directors, officers, general or limited partners, shareholders, managers, members, Representatives or affiliates shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions, except for the liability of the Company in the case of fraud or willful breach of any covenant, agreement or obligation. For the avoidance of doubt, while Parent and Merger Sub may pursue both a grant of specific performance of the Company’s obligations to consummate the Merger in accordance with Section 9.12(b) and the payment of the Company Termination Fee or the Parent Expenses under this Section 8.2, under no circumstances shall Parent and Merger Sub be permitted or entitled to receive both a grant of such performance requiring the Company to consummate the Merger and to pay the Company Termination Fee (if entitled under this Section 8.2). For the avoidance of doubt, while the Company may pursue both a grant of specific performance of the Parent’s and Merger Sub’s obligations to consummate the Merger in accordance with Section 9.12(b) and the payment of the Parent Termination Fee and the Company Expenses under this Section 8.2, under no circumstances shall the Company be permitted or entitled to receive both a grant of such performance requiring the Parent or the Merger Sub to consummate the Merger and to pay the Parent Termination Fee (if entitled under this Section 8.2).

Article IX

MISCELLANEOUS

Section 9.1.               Amendment and Modification; Waiver.

(a)               Subject to applicable Law and except as otherwise provided in this Agreement, this Agreement may be amended, modified and supplemented by written agreement of each of the Parties. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.

(b)               At any time and from time to time prior to the Effective Time, either the Company, on the one hand, or Parent and Merger Sub, on the other hand, may, to the extent legally allowed and except as otherwise set forth herein, (i) extend the time for the performance of any of the obligations or other acts of the other Parties, as applicable, (ii) waive any inaccuracies in the representations and warranties made by the other Parties contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions for their respective benefit contained herein. Any agreement on the part of Parent, Merger Sub or the Company to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of Parent or the Company, as applicable. No failure or delay by the Company, Parent or Merger Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

Section 9.2.               Non-Survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive the Effective Time.

Section 9.3.               Expenses. Except as otherwise expressly provided in this Agreement, all costs and expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such costs and expenses.

Section 9.4.               Notices. All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given or made as follows: (a) if sent by registered or certified mail return receipt requested, upon receipt; (b) if sent designated for overnight delivery by internationally recognized overnight air courier (such as DHL or Federal Express), upon receipt of proof of delivery on a Business Day before 5:00 p.m. in the time zone of the receiving Party, otherwise upon the following Business Day after receipt of proof of delivery; (c) if sent by e-mail including by a .pdf, .tif, .gif, .jpeg or similar electronic attachment on a Business Day before 5:00 p.m. in the time zone of the receiving Party, when transmitted; (d) if sent by e-mail including by a .pdf, ..tif, .gif, .jpeg or similar electronic attachment on a day other than a Business Day or after 5:00 p.m. in the time zone of the receiving Party, on the following Business Day; and (e) if otherwise actually personally delivered, when delivered, provided that such notices, requests, demands and other communications are delivered to the address set forth below, or to such other address as any Party shall provide by like notice to the other Parties:

if to Parent or Merger Sub, to:

Unity Software Inc.

30 3rd Street

San Francisco, CA 94103-3104

Email: Unity M&A legal team

Attention: malegal@unity.com

with a copy (which shall not constitute notice) to:

Morrison & Foerster LLP

425 Market Street

San Francisco, CA 94105

Email:	emccrath@mofo.com

dslotkin@mofo.com

jsulzbach@mofo.com

Attention:	Eric McCrath

David Slotkin

Joseph Sulzbach

and

Herzog, Fox and Neeman

Herzog Tower

6 Yitzhak Sadeh Street

Tel Aviv, Israel 6777506

Email:	havivh@herzoglaw.co.il
meidary@herzoglaw.co.il

Attention:	Hanan Haviv, Adv.
Yuval Meidar, Adv.

if to the Company, to:

ironSource Ltd.
121 Menachem Begin Street

Tel -Aviv, Israel 6701203
Email: legal@is.com
Attention: Dalia Litay, GC

with a copy (which shall not constitute notice) to:

Meitar Law Offices
16 Abba Hillel Road, Ramat Gan 5250608, Israel
Email: dshamgar@meitar.com; gtalya@meitar.com

Attention: Dan Shamgar, Adv.; Talya Gerstler, Adv.

Latham & Watkins LLP

28 HaArba’a Street

North Tower, 34th floor

Tel Aviv 6473925

Israel

Email:	joshua.kiernan@lw.com; joshua.dubofsky@lw.com; max.schleusener@lw.com

Attention: Joshua Kiernan; Joshua Dubofsky; Max Schleusener

Section 9.5.               Interpretation.

(a)               All article, section, subsection, annex, schedule and exhibit references used in this Agreement are to articles, sections and subsections of, and annexes, schedules and exhibits to, this Agreement unless otherwise specified. The annexes, exhibits and schedules attached to this Agreement constitute a part of this Agreement and are incorporated in this Agreement for all purposes.

(b)               If a term is defined as one part of speech (such as a noun), it has a corresponding meaning when used as another part of speech (such as a verb). The word “or” is not exclusive, and shall be interpreted as “and/or”. Words of the masculine, feminine or neuter gender shall mean and include the correlative words of other genders, and words in the singular shall include the plural, and vice versa. The words “include,” “includes” or “including” mean “including without limitation,” and the words “hereof,” “hereby,” “herein,” “hereunder” and similar terms refer to this Agreement as a whole and not any particular section or article in which such words appear. The words “shall” and “will” have the same meaning. The phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” The phrases “the date of this Agreement,” “the date hereof,” “of even date herewith” and terms of similar import, shall be deemed to refer to the date set forth in the preamble to this Agreement. The term “affiliates” shall have the meaning set forth in Rule 12b-2 of the Exchange Act.

(c)               A reference to any specific Law or to any provision of any Law, whether or not followed by the phrase “as amended,” includes any amendment to, and any modification, re-enactment or successor thereof, any legislative provision substituted therefor and all rules, regulations and statutory instruments issued thereunder or pursuant thereto.

(d)               References to any Person include references to such Person’s successors and permitted assigns.

(e)               Whenever this Agreement refers to a number of days, such number refers to calendar days unless Business Days are specified. Whenever any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day. In the computation of periods of time from a specified date to a later specified date, the word “from” means “from and including”; the words “to” and “until” each mean “to but excluding”; and the word “through” means “to and including.”

(f)                Headings of the articles and sections of this Agreement and the table of contents, schedules, annexes and exhibits are for convenience of the Parties only and shall be given no substantive or interpretative effect whatsoever.

(g)               Each Party acknowledges that it and its counsel have been given an equal opportunity to negotiate the terms and conditions of this Agreement and that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party or any similar rule operating against the drafter of an agreement are not applicable to the construction or interpretation of this Agreement.

(h)               An accounting term not otherwise defined has the meaning assigned to it in accordance with GAAP.

(i)                 All monetary figures shall be in United States dollars unless otherwise specified.

(j)                 The phrases “furnished,” “provided,” “delivered,” “made available” and similar terms when used with respect to information, materials or documents:

(i)            in respect of the Company or any Company Subsidiary, mean that such information, materials or documents have been (x) posted (in a form fully visible to Parent and its Representatives) to the electronic data site established by the Company captioned “Ultra VDR 2022,” hosted by Intralinks, at least three (3) Business Days prior to the date of this Agreement or (y) made publicly available in the Company SEC Documents at least three (3) Business Days prior to the date of this Agreement; and

(ii)            in respect of Parent or any Parent Subsidiary, mean that such information, materials or documents have been (x) posted (in a form fully visible to the Company and its Representatives) to the electronic data site established by Parent captioned “Aroma,” hosted by Datasite, at least three (3) Business Days prior to the date of this Agreement or (y) made publicly available in the Parent SEC Documents at least three (3) Business Days prior to the date of this Agreement.

Section 9.6.               Counterparts. This Agreement may be executed in multiple counterparts (including by an electronic signature, electronic scan or electronic transmission in portable document format (.pdf), including (but not limited to) DocuSign, delivered by electronic mail), each of which will be deemed an original but all of which together will be considered one and the same agreement and will become effective when counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart.

Section 9.7.               Entire Agreement; Third Party Beneficiaries.

(a)               This Agreement (including the Company Disclosure Letter and the Parent Disclosure Letter) and the Confidentiality Agreement constitute the entire agreement among the Parties with respect to the subject matter hereof and thereof and supersede all other prior agreements (except that the Confidentiality Agreement shall be deemed amended hereby so that until the termination of this Agreement in accordance with Section 8.1, the Company, Parent and Merger Sub shall be permitted to take the actions contemplated by this Agreement) and understandings, both written and oral, among the Parties or any of them with respect to the subject matter hereof and thereof.

(b)               Except as provided in Section 6.4, nothing in this Agreement (including the Company Disclosure Letter and the Parent Disclosure Letter) or in the Confidentiality Agreement, express or implied, is intended to confer upon any Person (other than the Parties) any rights or remedies hereunder or thereunder.

Section 9.8.               Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Merger is not affected in any manner adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the Merger is fulfilled to the extent possible.

Section 9.9.               Governing Law; Jurisdiction.

(a)               This Agreement and any dispute, controversy or claim arising out of, relating to or in connection with this Agreement, the negotiation, execution, existence, validity, enforceability or performance of this Agreement, or for the breach or alleged breach hereof (whether in contract, in tort or otherwise) shall be governed by and construed and enforced in accordance with the Laws of the State of Delaware, USA, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or otherwise) that would cause the application of the Laws of any other jurisdiction; except that provisions related to the internal affairs of the Company, the fiduciary and other duties of its directors, the procedures for implementing, and effects of, the Merger, and all other provisions of, or transactions contemplated by, this Agreement that are expressly or otherwise required to be governed by the Laws of the State of Israel shall be governed by such Laws (without limitation of the reference to the laws of the State of Delaware in Section 5.3).

(b)               Each of the Parties hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks jurisdiction, the Federal court of the United States of America sitting in Delaware, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the Parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding, except in the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks jurisdiction, the Federal court of the United States of America sitting in Delaware, and any appellate court from any thereof; (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks jurisdiction, the Federal court of the United States of America sitting in Delaware, and any appellate court from any thereof; (iii) waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any such action or proceeding in such courts; and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in such courts. Notwithstanding the foregoing, with respect to any action or proceeding arising out of this Agreement or any of the Transactions that primarily relate to Israeli Law matters, each of the parties hereto (x) consents to submit itself to the personal jurisdiction of the courts of Tel-Aviv, Israel, and (y) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court. Each of the Parties agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law. Each Party irrevocably consents to service of process inside or outside the territorial jurisdiction of the courts referred to in this Section 9.9(b) in the manner provided for notices in Section 9.4. Nothing in this Agreement will affect the right of any Party to serve process in any other manner permitted by applicable Law.

Section 9.10.           Waiver of Jury Trial. EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE MERGER OR THE OTHER TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS Section 9.10.

Section 9.11.           Assignment. This Agreement shall not be assigned by any of the Parties (whether by operation of Law or otherwise) without the prior written consent of the other Parties. Subject to the preceding sentence, but without relieving any Party of any obligation hereunder, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

Section 9.12.           Enforcement; Remedies.

(a)               Except as otherwise expressly provided herein, any remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.

(b)               The Parties agree that irreparable injury, for which monetary damages (even if available) would not be an adequate remedy, will occur in the event that any of the provisions of this Agreement (including failing to take such actions as are required of it hereunder to consummate the Merger or the other Transactions) are not performed in accordance with their specific terms or are otherwise breached. Accordingly, it is agreed that each Party shall be entitled to an injunction or injunctions to prevent or remedy any breaches or threatened breaches of this Agreement by any other Party, a decree or order of specific performance specifically enforcing the terms and provisions of this Agreement and any further equitable relief, in each case in accordance with Section 9.9, this being in addition to any other remedy to which such Party is entitled under the terms of this Agreement at law or in equity.

(c)               The Parties’ rights in this Section 9.12 are an integral part of the Transactions and each Party hereby waives any objections to any remedy referred to in this Section 9.12 (including any objection on the basis that there is an adequate remedy at Law or that an award of such remedy is not an appropriate remedy for any reason at Law or equity). For the avoidance of doubt, each Party agrees that there is not an adequate remedy at Law for a breach of this Agreement by any Party. In the event any Party seeks any remedy referred to in this Section 9.12, such Party shall not be required to obtain, furnish, post or provide any bond or other security in connection with or as a condition to obtaining any such remedy.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

UNITY SOFTWARE INC.

By	/s/ Luis Visoso
Name: Luis Visoso
Title: Senior Vice President and Chief Financial Officer

URSA AROMA MERGER SUBSIDIARY LTD.

By	/s/ Luis Visoso
Name: Luis Visoso
Title: Senior Vice President and Chief Financial Officer

IRONSOURCE LTD.

By	/s/ Assaf Ben Ami
Name: Assaf Ben Ami
Title: CFO

[Signature Page to Agreement and Plan of Merger]

Annex A

Certain Definitions

For the purposes of this Agreement, the term:

“102 Options” means Company Options subject to tax in accordance with Section 102(b)(2) or 102(b)(3) of the Ordinance.

“102 RSUs” means Company RSUs subject to tax in accordance with Section 102(b)(2) or 102(b)(3) of the Ordinance.

“102 Shares” means Company Ordinary Shares issued upon exercise of 102 Options or vesting of 102 RSUs and deposited with the 102 Trustee.

“102 Trustee” means IBI Trusts Management Ltd., the trustee nominated by the Company as trustee for the Company Equity Plans in accordance with Section 102.

“3(i) Options” means Company Options subject to Tax in accordance with Section 3(i) of the Ordinance.

“Acceptable Confidentiality Agreement” means a confidentiality agreement entered into after the date hereof that contains terms that (i) are no less favorable to the Company or Parent, whichever is party thereto, than those contained in the Confidentiality Agreement (it being understood that such confidentiality agreement need not contain a “standstill” or similar provision or otherwise prevent the counterparty from publicly disclosing any Company Acquisition Proposal or Parent Acquisition Proposal (as applicable)) and (ii) do not in any way restrict the Company (or its Representatives) or Parent (or its Representatives), whichever is party thereto, from complying with its disclosure obligations under this Agreement.

“Anti-Corruption Law” means any applicable Law related to combating bribery and corruption, including legislation implementing the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions or the U.N. Convention Against Corruption, the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), the U.K. Bribery Act 2010, and the Israeli Penal Law-1977, the European Union Money Laundering Directives and member states’ implementing legislation, the UK Proceeds of Crime Act 2002, the U.S. Bank Secrecy Act, USA Patriot Act and other U.S. legislation relating to money laundering and proceeds of crime, the Israeli Prohibition on Money Laundering Law, 2000 Prohibition of Financing of Terrorism Law, 5765-2005 and Combating Criminal Organizations Law, 5763-2003.

“Articles of Association” means the Amended and Restated Articles of Association of the Company, as in effect on the date hereof.

“Business Day” means each day that is not a Friday, Saturday, Sunday or other day on which the Federal Reserve Bank of San Francisco or banking corporations in Israel (pursuant to the directives of the Bank of Israel) are authorized or required by applicable Law to be closed.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Acquisition Proposal” means any offer, proposal or indication of interest from a Person (other than a proposal or offer by Parent or any Parent Subsidiary) at any time relating to any transaction or series of related transactions (other than the Transactions) involving: (a) any acquisition or purchase by any Person, directly or indirectly, of more than fifteen percent (15%) of any class of outstanding voting or equity securities of the Company (whether by voting power or number of shares), or any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in any Person beneficially owning more than fifteen percent (15%) of any class of outstanding voting or equity securities of the Company (whether by voting power or number of shares); (b) any merger, consolidation, share exchange, business combination, joint venture, recapitalization, reorganization or other similar transaction involving the Company and a Person pursuant to which the shareholders of the Company immediately preceding such transaction hold less than eighty five percent (85%) of the equity interests in the surviving, resulting or ultimate parent entity of such transaction (whether by voting power or number of shares); or (c) any sale, lease, exchange, transfer or other disposition to a Person of more than fifteen percent (15%) of the consolidated assets of the Company and the Company Subsidiaries (measured by the fair market value thereof).

“Company Equity Awards” means the Company Options and the Company RSUs.

“Company Equity Plans” means (i) the Company’s 2013 Share Incentive Plan, as amended and restated from time to time, and (ii) the Company’s 2021 Share Incentive Plan, as amended and restated from time to time.

“Company ESPP” means the Company’s 2021 Employee Share Purchase Plan.

“Company Intellectual Property” means any Intellectual Property owned, used or practiced, or held for use or practice, by the Company or the Company Subsidiaries, including any Intellectual Property incorporated into, embodied in or otherwise used or practiced, or held for use or practice, in connection with (or planned by the Company or any Company Subsidiary to be incorporated into or otherwise used or practiced, or held for use or practice, in connection with) any Company Offering.

“Company Intellectual Property Rights” means any Intellectual Property Rights that are owned, used or practiced, or held for use or practice, by the Company or the Company Subsidiaries, including any Intellectual Property Rights incorporated into, embodied in or otherwise used or practiced, or held for use or practice, in connection with (or planned by the Company or any Company Subsidiary to be incorporated into or otherwise used or practiced, or held for use or practice, in connection with) any Company Offering.

“Company Intervening Event” means any Effect occurring or arising after the date hereof that materially affects the business, assets or operations of the Company or the Company Subsidiaries and was not known by or reasonably foreseeable by the Company or the Company Board of Directors as of or prior to the date hereof; provided, however, that in no event shall the following events, changes or developments constitute a Company Intervening Event: (A) the receipt, existence or terms of a Company Acquisition Proposal or any inquiry or communications relating thereto or any matter relating thereto or consequence thereof, (B) changes in the market price or trading volume of the Company Ordinary Shares, the Parent Common Stock or any other securities of the Company, Parent or their respective Subsidiaries, or any change in credit rating or the fact that the Company meets or exceeds (or that Parent fails to meet or exceed) internal or published estimates, projections, forecasts or predictions for any period (provided that the underlying causes of any such Effects may be taken into account in determining whether a Company Intervening Event has occurred to the extent not otherwise excluded by this definition), (C) changes in general economic, political or financial conditions or markets (including changes in interest rates, exchange rates, stock, bond and/or debt prices), (D) changes in GAAP, other applicable accounting rules or applicable Law or, in any such case, changes in the interpretation thereof, or (E) natural disasters, epidemics or pandemics (including the existence and impact of COVID-19).

“Company Material Adverse Effect” means any Effect that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the financial condition, business or operations of the Company and the Company Subsidiaries, taken as a whole; provided, however, that no Effects to the extent resulting or arising from the following shall be deemed to constitute a Company Material Adverse Effect or shall be taken into account when determining whether a Company Material Adverse Effect exists or has occurred: (a) any changes in Israel, United States or other jurisdiction, regional, global or international economic conditions, including any changes affecting financial, credit, foreign exchange or capital market conditions; (b) any changes in conditions, practices, guidelines, policies, requirements or standards in any industry or market in which the Company and the Company Subsidiaries operate; (c) any changes in political, geopolitical, regulatory or legislative conditions in Israel, the United States or any other country or region of the world; (d) any changes after the date hereof in GAAP or the interpretation thereof; (e) any changes after the date hereof in applicable Law or the interpretation thereof; (f) any failure by the Company to meet any internal or published projections, estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by the Company to meet its internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (it being understood that the facts or occurrences giving rise or contributing to such failure that are not otherwise excluded from this definition of a “Company Material Adverse Effect” may be taken into account); (g) any acts of terrorism or sabotage, war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, weather conditions, natural disasters, epidemics or pandemics (including the COVID-19 pandemic) or other force majeure events, including any material worsening of such conditions threatened or existing as of the date hereof; (h) the execution and delivery of this Agreement, the identity of Parent or any Parent Subsidiary, the pendency or consummation of this Agreement, the Merger and the other Transactions (including the effect thereof on the relationships with current or prospective customers, suppliers, distributors, partners, financing sources, employees or sales representatives), or the public announcement of this Agreement or the Transactions, including any litigation arising out of or relating to this Agreement or the Transactions, in each case only to the extent resulting from the execution and delivery of this Agreement, the identity of Parent or any Parent Subsidiary, the pendency or consummation of this Agreement, the Merger and the other Transactions, or the public announcement of this Agreement and the Transactions, as applicable (provided that this clause (h) shall not apply to any representation or warranty to the extent the purpose of such representation or warranty is to address, as applicable, the consequences resulting from the execution and delivery of this Agreement, the pendency or consummation of this Agreement, the Merger and the other Transactions or to address the consequences of litigation); (i) any action or failure to take any action which action or failure to act is requested in writing by Parent or otherwise expressly required by this Agreement (other than pursuant to Section 5.1); and (j) any changes in the Company’s share price or the trading volume of the Company’s shares or any change in the ratings or ratings outlook for the Company or any of its Subsidiaries (it being understood that the facts or occurrences giving rise or contributing to such changes that are not otherwise excluded from this definition of a “Company Material Adverse Effect” may be taken into account); provided that with respect to the exceptions set forth in clauses (a), (b), (c), (d), (e) and (g), if such Effect has had a disproportionate adverse effect on the Company or any Company Subsidiary relative to other companies operating in the industry in which the Company and the Company Subsidiaries operate, then only the incremental disproportionate adverse effect of such Effect shall be taken into account for the purpose of determining whether a Company Material Adverse Effect exists or has occurred.

“Company Permitted Liens” means any Lien (i) for Taxes not yet due or that are being contested in good faith by appropriate proceedings; (ii) which is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar Lien arising by operation of Law in the ordinary course of business for amounts not yet delinquent or that are being contested in good faith and by appropriate proceedings; (iii) is specifically disclosed on the most recent consolidated balance sheet of the Company or the notes thereto included in the Company SEC Documents as of the date hereof; (iv) which is a statutory or common law Lien to secure landlords, lessors or renters under leases or rental agreements; (v) which is imposed on the underlying fee interest in real property subject to a real property lease; (vi) that arises as a result of a non-exclusive license or other non-exclusive grant of rights under Intellectual Property in the ordinary course of business consistent with past practice; (vii) that arises from pledges or deposits to secure obligations pursuant to workers’ compensation Laws, unemployment insurance, social security, retirement and similar Laws or similar legislation or to secure public or statutory obligations, in each case in the ordinary course of business consistent with past practice; (viii) which is an immaterial defect, imperfection or irregularity in title, charge, easement, covenant and right of way of record or zoning, building and other similar restriction, in each case, that do not adversely affect in any material respect the current use of the applicable property owned, leased, used or held for use by the Company or any Company Subsidiary; (ix) that has arisen in the ordinary course of business consistent with past practice and does not adversely affect the value, ownership, use or operation of the property subject thereto; and (x) Liens described on Annex A of the Company Disclosure Letter.

“Company Option” means each option to purchase Company Ordinary Shares granted under any Company Equity Plan that is outstanding and unexercised immediately prior to the Effective Time.

“Company Offerings” means any material products or services marketed, offered, licensed, provided, sold, distributed or otherwise made available by or on behalf of the Company or any of the Company Subsidiaries, and any products or services currently being developed (or already developed) by or for the Company or any of the Company Subsidiaries.

“Company RSU” means each restricted stock unit award relating to Company Ordinary Shares granted under any Company Equity Plan that is outstanding immediately prior to the Effective Time.

“Company Shareholders Agreement” means the Second Amended and Restated Shareholders Rights Agreement, dated March 20, 2021, by and among the Company, the shareholders listed on Schedule A thereto, and the persons listed on Schedule B thereto.

“Company Software” means all Software owned or purported to be owned by or developed (or currently being developed) by or for, or exclusively licensed to, the Company or the Company Subsidiaries.

“Company Subsidiaries” means the Subsidiaries of the Company.

“Company Superior Proposal” means a bona fide, written Company Acquisition Proposal (with references in the definition thereof to fifteen percent (15%) and eighty-five percent (85%) being deemed to be replaced with references to fifty percent (50%)) by a third party, which the Company Board of Directors determines in good faith after consultation with the Company’s outside legal counsel and financial advisors to be more favorable to the Company Shareholders from a financial point of view than the Merger, taking into account all relevant factors (including all the terms and conditions of such proposal or offer (including the transaction consideration, conditionality, timing, certainty of financing and/or regulatory approvals and likelihood of consummation) and this Agreement (and, if applicable, any changes to the terms of this Agreement proposed by Parent pursuant to Section 5.3)).

“Confidentiality Agreement” means the Mutual Confidentiality Agreement, dated May 17, 2022, between Parent and the Company, as may be amended.

“Contaminant” means any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” “corruptant,” “worm,” “malware,” “spyware,” or “trackware” (as such terms are commonly understood in the software industry) or any other code designed, intended to, or that does have any of the following functions: (a) disrupting, disabling, harming or otherwise impeding in any manner the operation of, or providing unauthorized access to, any computer, tablet computer, handheld device or other device, or (b) damaging or destroying any data or file without a user’s consent.

“Contract” means any written or oral agreement, contract, subcontract, settlement agreement, lease, sublease, instrument, permit, concession, franchise, binding understanding, note, option, bond, mortgage, indenture, trust document, loan or credit agreement, license, sublicense, insurance policy or other commitment or undertaking of any nature.

“Contractor” means any consultant, independent contractor, or service provider (whether engaged directly or indirectly) of the Company or any of the Company Subsidiaries.

“COVID-19” means SARS-CoV-2 or COVID-19 and any evolutions or mutations thereof or related or associated epidemics, pandemics, or disease outbreaks, or any escalation or worsening of any of the foregoing (including subsequent waves).

“COVID-19 Measures” means any public health, quarantine, “shelter in place,” “stay at home,” social distancing, shut down, furlough, closure, sequester, safety or similar law, requirement, directive or mandate promulgated by any Governmental Entity, in each case in connection with or in response to COVID-19.

“Effect” means any change, effect, development, circumstance, condition, state of facts, event or occurrence.

“Environmental Law” means any applicable Laws which (a) regulate or relate to the protection or clean-up of the environment; the use, treatment, storage, transportation, handling, disposal or release of Hazardous Substances; the preservation or protection of waterways, groundwater, drinking water, air, wildlife, plants or other natural resources; or the health and safety of persons or property, including protection of the health and safety of employees; or (b) impose liability or responsibility with respect to any of the foregoing, including the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601 et seq.), or any other Law of similar effect.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated and rulings issued thereunder.

“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

“Export Control Laws” means (i) economic or financial sanctions or trade embargoes imposed, administered, or enforced by applicable Governmental Entities (“Sanctions”), including those by the United States government through the United States Treasury Department’s Office of Foreign Assets Control (“OFAC”) or the United States Department of State, the United Nations Security Council, the European Union or its Member States, Israel (including the Israeli Ministry of Finance and the Israeli Ministry of Defense), or the United Kingdom, (ii) applicable trade, export control, import, and anti-boycott laws and regulations imposed, administered, or enforced by the United States government, including the Arms Export Control Act (22 U.S.C. § 1778), the International Emergency Economic Powers Act (50 U.S.C. §§ 1701 1706), the Export Controls Act of 2018 (22 U.S.C. § 2751 et seq.), the Export Control Reform Act of 2018, Section 999 of the Code, Title 19 of the U.S. Code, the International Traffic in Arms Regulations (22 C.F.R. Parts 120-130), the Export Administration Regulations (15 C.F.R. Parts 730-774), the U.S. customs regulations at 19 C.F.R. Chapter 1, and the Foreign Trade Regulations (15 C.F.R. Part 30), (iii) applicable trade, export control, import, and antiboycott laws and regulations imposed, administered, or enforced by the United Kingdom, including the Export Control Act 2002 and the Export Control Order 2008 (each as amended), (iv) applicable trade, export control, encryption control, import, and antiboycott laws and regulations imposed, administered, or enforced by Israel, including the Israel Defense Export Control Law – 2007 and all regulations and orders promulgated thereunder, including all orders and procedures of the Israeli Ministry of Defense, the Israeli Defense Export Controls Agency and the Israeli Ministry of Economy, the Law Governing the Control of Commodities and Services – 1957, the Import and Export Ordinance-1979, the Import and Export Order (Control of Dual-Purpose Goods, Services and Technology Exports) – 2006, Import and Export Order (Control of Chemical, Biological and Nuclear-Sector Exports)-2004, the Israel Control of Products and Services Declaration (Engagement in Encryption), 1974, as amended, the Control of Products and Services Declaration (Engagement in Means of Encryption)-1998 and Trading With The Enemy Ordinance, 1939, and (v) all applicable trade, export control, import, and antiboycott laws and regulations imposed, administered or enforced by any other country in which the Company or the Company Subsidiaries conduct their business.

“Governmental Entity” means (a) any supranational, national, federal, state, county, municipal, local, or foreign government or any entity exercising executive, legislative, judicial, regulatory, taxing, or administrative functions of or pertaining to government, (b) any public international governmental organization or (c) any agency, division, bureau, department, or other political subdivision of any government, entity or organization described in the foregoing clauses (a) or (b) of this definition (including patent and trademark offices and self-regulatory organizations).

“Hazardous Substances” means any pollutant, chemical, substance and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, chemical compound, hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Laws, including any quantity of petroleum product or byproduct, solvent, flammable or explosive material, radioactive material, asbestos, lead paint, polychlorinated biphenyls (or PCBs), dioxins, dibenzofurans, heavy metals, radon gas, mold, mold spores, and mycotoxins.

“HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” means, with respect to any Person, (a) all obligations for borrowed money; (b) all obligations evidenced by bonds, debentures, notes or similar instruments; (c) all Indebtedness of others secured by any Lien on owned or acquired property, whether or not the Indebtedness secured thereby has been assumed; (d) all guarantees (or any other arrangement having the economic effect of a guarantee) of Indebtedness of others; (e) all finance and capital lease obligations and all synthetic lease obligations (not including operating leases); (f) all obligations, contingent or otherwise, of such Person as an account party in respect of financial guaranties, letters of credit, letters of guaranty, surety bonds and other similar instruments; (g) all securitization transactions; (h) all obligations representing the deferred and unpaid purchase price of property (other than trade payables incurred in the ordinary course of business consistent with past practice); (i) all obligations, contingent or otherwise, in respect of bankers’ acceptances (in each case solely to the extent funds have been drawn and are payable thereunder); and (j) net cash payment obligations of such Person under swaps, options, derivatives and other hedging agreements or arrangements that will be payable upon termination thereof (assuming they were terminated on the date of determination).

“Intellectual Property” means any (a) technology, formulae, algorithms, procedures, processes, methods, subroutines, systems, techniques, ideas, know-how, trade secrets, concepts, creations, inventions, discoveries, and improvements (whether patentable or unpatentable and whether or not reduced to practice); (b) technical, engineering, manufacturing, product, marketing, servicing, business, financial, supplier, personnel and other information, research, and materials; (c) Proprietary Information and confidential information (including customer, subscriber and supplier lists, customer and supplier contact and registration information, customer correspondence and customer purchasing histories, and business and marketing plans and proposals); (d) specifications, designs, industrial designs, models, diagrams, devices, prototypes, schematics and development tools; (e) Software, websites, content, images, logos, graphics, text, photographs, artwork, audiovisual works, sound recordings, graphs, drawings, reports, analyses, writings, and other works of authorship and copyrightable subject matter; (f) databases and other compilations and collections of data or information (“Databases”); (g) Marks; (h) domain names, uniform resource locators and other names and locators associated with the Internet (“Domain Names”); and (i) tangible embodiments of any of the foregoing, in any form or media whether or not specifically listed in this definition.

“Intellectual Property License” means any license, sublicense, right, covenant, right or obligation of non-assertion, concurrent use agreement, settlement agreement, pre-rights declaration, co-existence agreement, agreement not to enforce or prosecute, permission, immunity, consent, release or waiver under or with respect to any Intellectual Property or Intellectual Property Rights.

“Intellectual Property Rights” means any rights in Intellectual Property (anywhere in the world, whether statutory, common Law or otherwise) including (a) Patents; (b) Copyrights; (c) other rights with respect to Software, including registrations of these rights and applications to register these rights; (d) industrial design rights and registrations of these rights and applications to register these rights; (e) rights with respect to Marks, and all registrations for Marks and applications to register Marks; (f) rights with respect to Domain Names, including registrations for Domain Names; (g) trade secret rights and rights with respect to Proprietary Information, including rights to limit the use or disclosure of Proprietary Information by any Person; (h) rights with respect to Databases, including registrations of these rights and applications to register these rights; (i) rights of publicity and personality, including all rights with respect to use of a Person’s name, signature, likeness, image, photograph, voice, identity, personality, and biographical and personal information and materials; (j) rights in or relating to applications, registrations, combinations, revisions, divisions, continuations, continuations-in-part, renewals, reissues, reversions, reexaminations, or extensions of any of the foregoing; (k) all causes of action and rights to sue or seek other remedies arising from or relating to the foregoing, including for any past or ongoing infringement, misuse or misappropriation; and (l) any rights equivalent or similar to any of the foregoing.

“Investor Rights Agreement” means the Amended and Restated Investor Rights Agreement, dated May 7, 2019, by and among Parent and the other parties thereto.

“ISA No-Action Letter” shall mean a letter from the ISA confirming that the ISA shall not initiate proceedings in connection with the requirements of the Israeli Securities Law concerning the publication of a prospectus in respect of the Merger Consideration to be issued to Israeli shareholders of the Company or applicable holders of the Company’s securities to whom the Israeli Securities Law applies, including, to the extent applicable, any holders of Company Options and Company RSUs.

“Israeli Securities Law” shall mean the Israeli Securities Law, 1968.

“ITA” shall mean the Israel Tax Authority.

“IT Systems” means all computer, information technology and data processing systems, facilities, firmware, middleware, routers, hubs, switches, and services, including all Software, hardware, networks, communications facilities, platforms and related systems and services owned, leased or licensed by the Company or any Company Subsidiary and otherwise used in the operation of the Company’s business.

“Knowledge” will be deemed to be, as the case may be, the actual knowledge of (a) the individuals set forth on Section 1.1(a) of the Parent Disclosure Letter with respect to Parent or Merger Sub and (b) the individuals set forth on Section 1.1(a) of the Company Disclosure Letter with respect to the Company, in each case of (a) and (b), after reasonable inquiry of those employees of such Party and its Subsidiaries who would reasonably be expected to have actual knowledge of the matter in question.

“Law” means any law (including common law), statute, requirement, code, rule, regulation, order, ordinance, judgment or decree or other pronouncement of any Governmental Entity.

“Licensed IP” means all Company Intellectual Property Rights and Company Intellectual Property that are not Owned Company IP.

“Lien” means any lien, pledge, hypothecation, mortgage, deed of trust, security interest, conditional or installment sale agreement, encumbrance, covenant, charge, claim, option, right of first refusal, easement, right of way, encroachment, occupancy right, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, or any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset), whether voluntarily incurred or arising by operation of Law.

“Marks” means trademarks, service marks, logos and design marks, trade dress, trade names, fictitious and other business names, and brand names, together with all goodwill associated with any of the foregoing.

“Net Share” means, with respect to a Company Option, the quotient obtained by dividing (a) the product of (i) the excess, if any, of the Per Share Cash Equivalent Consideration over the per share exercise price of such Company Option, multiplied by (ii) the number of Company Ordinary Shares subject to such Company Option, by (b) the Per Share Cash Equivalent Consideration.

“NYSE” means the New York Stock Exchange.

“Open Source Software” means any Software or other Intellectual Property that is subject to or licensed, provided or distributed under any open source license, including any license meeting the Open Source Definition (as promulgated by the Open Source Initiative) or the Free Software Definition (as promulgated by the Free Software Foundation), or any substantially similar license.

“Ordinance” shall mean the Israeli Income Tax Ordinance [New Version] 5721 - 1961, as amended, and the rules and regulations promulgated thereunder.

“Patents” means patents and patent applications, utility models and applications for utility models, inventor’s certificates and applications for inventor’s certificates, and invention disclosure statements.

“Parent Equity Plans” means (i) Parent’s 2009 Stock Plan, (ii) Parent’s 2019 Stock Plan, (iii) Parent’s 2020 Equity Incentive and (iv) Parent’s 2020 Employee Stock Purchase Plan, in each case, as amended from time to time.

“Parent Permitted Liens” means any Lien (i) for Taxes not yet due or that are being contested in good faith by appropriate proceedings; (ii) which is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar Lien arising by operation of Law in the ordinary course of business for amounts not yet delinquent or that are being contested in good faith and by appropriate proceedings; (iii) is specifically disclosed on the most recent consolidated balance sheet of Parent or the notes thereto included in the Parent SEC Documents as of the date hereof; (iv) which is a statutory or common law Lien to secure landlords, lessors or renters under leases or rental agreements; (v) which is imposed on the underlying fee interest in real property subject to a real property lease; (vi) that arises as a result of a non-exclusive license or other non-exclusive grant of rights under Intellectual Property in the ordinary course of business consistent with past practice; (vii) that arises from pledges or deposits to secure obligations pursuant to workers’ compensation Laws, unemployment insurance, social security, retirement and similar Laws or similar legislation or to secure public or statutory obligations, in each case in the ordinary course of business consistent with past practice; (viii) which is an immaterial defect, imperfection or irregularity in title, charge, easement, covenant and right of way of record or zoning, building and other similar restriction, in each case, that do not adversely affect in any material respect the current use of the applicable property owned, leased, used or held for use by Parent or any Parent Subsidiary; (ix) that has arisen in the ordinary course of business consistent with past practice and does not adversely affect the value, ownership, use or operation of the property subject thereto; and (x) Liens described on Annex A of the Parent Disclosure Letter.

“Owned Company IP” means all Registered Company Intellectual Property Rights and all other Company Intellectual Property Rights and Company Intellectual Property owned or purported to be owned by, or subject to an obligation to be assigned to, the Company or any Company Subsidiary.

“Owned Parent IP” means all Registered Parent Intellectual Property Rights and all other Parent Intellectual Property Rights and Parent Intellectual Property owned or purported to be owned by, or subject to an obligation to be assigned to, the Parent or any Parent Subsidiary.

“Parent Acquisition Proposal” means any offer, proposal or indication of interest from a Person at any time relating to any transaction or series of related transactions (other than the Transactions) involving: (a) any acquisition or purchase by any Person, directly or indirectly, of more than fifteen percent (15%) of any class of outstanding voting or equity securities of Parent (whether by voting power or number of shares), or any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in any Person beneficially owning more than fifteen percent (15%) of any class of outstanding voting or equity securities of Parent (whether by voting power or number of shares); (b) any merger, consolidation, share exchange, business combination, joint venture, recapitalization, reorganization or other similar transaction involving Parent and a Person pursuant to which the stockholders of Parent immediately preceding such transaction hold less than eighty five percent (85%) of the equity interests in the surviving, resulting or ultimate parent entity of such transaction (whether by voting power or number of shares); or (c) any sale, lease, exchange, transfer or other disposition to a Person of more than fifteen percent (15%) of the consolidated assets of Parent and its Subsidiaries (measured by the fair market value thereof).

“Parent Contractor” means any consultant, independent contractor, or service provider (whether engaged directly or indirectly) of the Parent or any of the Parent Subsidiaries.

“Parent Intellectual Property” means any Intellectual Property owned, used or practiced, or held for use or practice, by the Parent or the Parent Subsidiaries, including any Intellectual Property incorporated into, embodied in or otherwise used or practiced, or held for use or practice, in connection with (or planned by the Parent or any Parent Subsidiary to be incorporated into or otherwise used or practiced, or held for use or practice, in connection with) any Parent Offering.

“Parent Intellectual Property Rights” means any Intellectual Property Rights that are owned, used or practiced, or held for use or practice, by the Parent or the Parent Subsidiaries, including any Intellectual Property Rights incorporated into, embodied in or otherwise used or practiced, or held for use or practice, in connection with (or planned by the Parent or any Parent Subsidiary to be incorporated into or otherwise used or practiced, or held for use or practice, in connection with) any Parent Offering.

“Parent Intervening Event” means any Effect occurring or arising after the date hereof that materially affects the business, assets or operations of Parent or the Parent Subsidiaries and was not known by or reasonably foreseeable by Parent or the Parent Board of Directors as of or prior to the date hereof; provided, however, that in no event shall the following events, changes or developments constitute a Parent Intervening Event: (A) the receipt, existence or terms of a Parent Acquisition Proposal or any inquiry or communications relating thereto or any matter relating thereto or consequence thereof, (B) changes in the market price or trading volume of the Company Ordinary Shares, the Parent Common Stock or any other securities of the Company, Parent or their respective Subsidiaries, or any change in credit rating or the fact that Parent meets or exceeds (or that Company fails to meet or exceed) internal or published estimates, projections, forecasts or predictions for any period (provided that the underlying causes of any such Effects may be taken into account in determining whether a Parent Intervening Event has occurred to the extent not otherwise excluded by this definition), (C) changes in general economic, political or financial conditions or markets (including changes in interest rates, exchange rates, stock, bond and/or debt prices), (D) changes in GAAP, other applicable accounting rules or applicable Law or, in any such case, changes in the interpretation thereof, or (E) natural disasters, epidemics or pandemics (including the existence and impact of COVID-19).

“Parent Licensed IP” means all Parent Intellectual Property Rights and Parent Intellectual Property that are not Owned Parent IP.

“Parent Material Adverse Effect” means any Effect that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the financial condition, business or operations of Parent and the Parent Subsidiaries, taken as a whole; provided, however, that no Effects to the extent resulting or arising from the following shall be deemed to constitute a Parent Material Adverse Effect or shall be taken into account when determining whether a Parent Material Adverse Effect exists or has occurred: (a) any changes in Israel, United States or other jurisdiction, regional, global or international economic conditions, including any changes affecting financial, credit, foreign exchange or capital market conditions; (b) any changes in conditions, practices, guidelines, policies, requirements or standards in any industry or market in which Parent and the Parent Subsidiaries operate; (c) any changes in political, geopolitical, regulatory or legislative conditions in Israel, the United States or any other country or region of the world; (d) any changes after the date hereof in GAAP or the interpretation thereof; (e) any changes after the date hereof in applicable Law or the interpretation thereof; (f) any failure by Parent to meet any internal or published projections, estimates or expectations of Parent’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by Parent to meet its internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (it being understood that the facts or occurrences giving rise or contributing to such failure that are not otherwise excluded from this definition of a “Parent Material Adverse Effect” may be taken into account); (g) any acts of terrorism or sabotage, war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, weather conditions, natural disasters, epidemics or pandemics (including the COVID-19 pandemic) or other force majeure events, including any material worsening of such conditions threatened or existing as of the date hereof; (h) the execution and delivery of this Agreement, the identity of the Company or any Company Subsidiary, the pendency or consummation of this Agreement, the Merger and the other Transactions (including the effect thereof on the relationships with current or prospective customers, suppliers, distributors, partners, financing sources, employees or sales representatives), or the public announcement of this Agreement or the Transactions, including any litigation arising out of or relating to this Agreement or the Transactions, in each case only to the extent resulting from the execution and delivery of this Agreement, the identity of the Company or any Company Subsidiary, the pendency or consummation of this Agreement, the Merger and the other Transactions, or the public announcement of this Agreement and the Transactions, as applicable (provided that this clause (h) shall not apply to any representation or warranty to the extent the purpose of such representation or warranty is to address, as applicable, the consequences resulting from the execution and delivery of this Agreement, the pendency or consummation of this Agreement, the Merger and the other Transactions or to address the consequences of litigation); (i) any action or failure to take any action which action or failure to act is requested in writing by the Company or otherwise expressly required by this Agreement; and (j) any changes in Parent’s stock price or the trading volume of Parent’s stock or any change in the ratings or ratings outlook for Parent or any of its Subsidiaries (it being understood that the facts or occurrences giving rise or contributing to such changes that are not otherwise excluded from this definition of a “Parent Material Adverse Effect” may be taken into account); provided that with respect to the exceptions set forth in clauses (a), (b), (c), (d), (e) and (g), if such Effect has had a disproportionate adverse effect on Parent or any Parent Subsidiary relative to other companies operating in the industry in which Parent and the Parent Subsidiaries operate, then only the incremental disproportionate adverse effect of such Effect shall be taken into account for the purpose of determining whether a Parent Material Adverse Effect exists or has occurred.

“Parent Offerings” means any material products or services marketed, offered, licensed, provided, sold, distributed or otherwise made available by or on behalf of the Parent or any of the Parent Subsidiaries, and any products or services currently being developed (or already developed) by or for the Parent or any of the Parent Subsidiaries.

“Parent Personal Information” means (i) all information defined or described by the Parent or a Parent Subsidiary or defined under any Privacy Law as “personal data,” “personal information,” “personally identifiable information” or other similar term, and (ii) all information regarding or capable of being associated with an identified or identifiable individual or device, including (a) name, physical address, telephone number, email address, username, financial account number, government-issued identifier, medical, health or insurance information, gender, date of birth, educational or employment information and records, religious or political views or affiliations, marital or other status, photograph, face geometry or other biometric information, and any other information used or intended to be used to identify, contact or precisely locate an individual or device; (b) any information regarding an individual’s activities online or on a mobile device or other application (e.g., searches conducted, web pages, video or other content visited or viewed); and (c) Internet Protocol addresses and other persistent identifiers. Personal Information may relate to any individual, including a user of Internet and device applications who views or interacts with the Parent Offerings and a current, prospective or former customer, employee or vendor of any Person. Personal Information includes information in any form, including paper, electronic and other forms.

“Parent Related Party Contract” means any Contracts or other transactions between the Parent or any Parent Subsidiaries, on the one hand, and any director, officer, and any record or beneficial owner of five percent (5%) or more of the number or voting power of any securities of the Parent, on the other hand, including the Investor Rights Agreement.

“Parent Service Provider” means any officer, director, employee or Parent Contractor of the Parent or any Parent Subsidiary.

“Parent Subsidiaries” means the Subsidiaries of Parent.

“Parent Software” means all Software owned or purported to be owned by or developed (or currently being developed) by or for, or exclusively licensed to, the Parent or the Parent Subsidiaries.

“Parent Superior Proposal” means a bona fide, written Parent Acquisition Proposal (with references in the definition thereof to fifteen percent (15%) and eighty-five percent (85%) being deemed to be replaced with references to fifty percent (50%)) by a third party, which the Parent Board of Directors determines in good faith after consultation with Parent’s outside legal counsel and financial advisors to be more favorable to the stockholders of Parent from a financial point of view than the Merger, taking into account all relevant factors (including all the terms and conditions of such proposal or offer (including the transaction consideration, conditionality, timing, certainty of financing and/or regulatory approvals and likelihood of consummation) and this Agreement (and, if applicable, any changes to the terms of this Agreement proposed by the Company pursuant to Section 5.4)).

“Parent Trading Price” means the volume weighted average closing sale price of one (1) share of Parent Common Stock as reported on NYSE for the ten (10) consecutive trading days ending on the trading day immediately preceding the Closing Date (as adjusted as appropriate to reflect any stock splits, stock dividends, combinations, reorganizations, reclassifications or similar events).

“Per Share Cash Equivalent Consideration” means the sum (rounded to the nearest cent) of the product obtained by multiplying (i) the Exchange Ratio by (ii) the Parent Trading Price.

“Person” means a natural person, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, Governmental Entity or other entity or organization.

“Personal Information” means (i) all information defined or described by the Company or a Company Subsidiary or defined under any Privacy Law as “personal data,” “personal information,” “personally identifiable information” or other similar term, and (ii) all information regarding or capable of being associated with an identified or identifiable individual or device, including (a) name, physical address, telephone number, email address, username, financial account number, government-issued identifier, medical, health or insurance information, gender, date of birth, educational or employment information and records, religious or political views or affiliations, marital or other status, photograph, face geometry or other biometric information, and any other information used or intended to be used to identify, contact or precisely locate an individual or device; (b) any information regarding an individual’s activities online or on a mobile device or other application (e.g., searches conducted, web pages, video or other content visited or viewed); and (c) Internet Protocol addresses and other persistent identifiers. Personal Information may relate to any individual, including a user of Internet and device applications who views or interacts with the Company Offerings and a current, prospective or former customer, employee or vendor of any Person. Personal Information includes information in any form, including paper, electronic and other forms.

“Privacy Law” means, to the extent applicable to the Company or a Company Subsidiary, (i) any Law or guidance issued by any Governmental Entity relating to the privacy, security or Processing of Personal Information, (ii) the Payment Card Industry Data Security Standard, (iii) any self-regulatory guidelines or rules relating to the Processing of Personal Information, and (iv) any Law relating to call or electronic monitoring or recording or outbound calling, text messaging, faxing or email marketing.

“Proceedings” means all actions, suits, hearings, arbitrations, litigations, mediations, audits, investigations, examinations or other similar proceedings, in each case, by or before any Governmental Entity.

“Proprietary Information” means information and materials not generally known to the public, including trade secrets and other confidential and proprietary information.

“Process” means any operation performed on Personal Information, including collection, creation, receipt, access, use, handling, compilation, analysis, monitoring, maintenance, storage, transmission, transfer (including cross-border transfer), protection, disclosure, destruction or disposal. “Processing”, “Processed” and words of similar import have the same meaning.

“Registered Company Intellectual Property Rights” means (a) all issued Patents, pending Patent applications, Mark registrations, applications for Mark registrations, Copyright registrations, applications for Copyright registrations, industrial design registrations, applications for industrial design registrations and Domain Name registrations owned or purported to be owned, by the Company or any Company Subsidiary, and (b) any other applications, registrations, recordings and filings filed by or on behalf of the Company or any Company Subsidiary (or otherwise authorized by or in the name of the Company or any Company Subsidiary) with respect to any Company Intellectual Property Rights.

“Registered Parent Intellectual Property Rights” means (a) all issued Patents, pending Patent applications, Mark registrations, applications for Mark registrations, Copyright registrations, applications for Copyright registrations, industrial design registrations, applications for industrial design registrations and Domain Name registrations owned or purported to be owned, by the Parent or any Parent Subsidiary, and (b) any other applications, registrations, recordings and filings filed by or on behalf of the Parent or any Parent Subsidiary (or otherwise authorized by or in the name of the Parent or any Parent Subsidiary) with respect to any Parent Intellectual Property Rights.

“Regulatory Laws” means any applicable supranational, national, federal, state, county, local or foreign antitrust, competition, trade regulation, or foreign investment Laws that are designed or intended to prohibit, restrict or regulate (a) actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition, including the HSR Act, the Sherman Act, the Clayton Act and the Federal Trade Commission Act, in each case, as amended, and other similar antitrust, competition or trade regulation laws of any jurisdiction other than the United States or (b) investments by entities that are deemed a foreign entity for purposes of any applicable Law or regulation.

“Related Party Contract” means any Contracts or other transactions between the Company or any Company Subsidiaries, on the one hand, and any director, officer, and any record or beneficial owner of five percent (5%) or more of the number or voting power of any securities of the Company, on the other hand, including the Company Shareholders Agreement.

“Representatives” means, when used with respect to any Person, the directors, officers, employees, consultants, financial advisors, accountants, legal counsel, investment bankers and other agents, advisors and representatives of such Person and its Subsidiaries.

“SEC” means the United States Securities and Exchange Commission.

“Section 102” means Section 102 of the Ordinance.

“Securities Act” means the United States Securities Act of 1933, as amended.

“Service Provider” means any officer, director, employee or Contractor of the Company or any Company Subsidiary.

“Spin-Off Tax Ruling” means the ruling of the ITA dated December 29, 2020 in connection with the transfer of certain assets of the Company to TypeA Holdings Ltd..

“Software” means all (a) computer programs, including all software implementations of algorithms, code, programs, applications, APIs, models, methodologies and implementations thereof (including mobile phone applications, HTML code, firmware and other software embedded in hardware devices), whether in Source Code or object code or machine readable form; (b) Databases, data and metadata; (c) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons; and (d) all documentation, information and know-how related to any of the foregoing, including user manuals and other training documentation.

“Source Code” means computer Software and code, in form other than object code or machine readable form, including related programmer comments and annotations, help text, data and data structures, instructions and procedural, object-oriented and other code, which may be printed out or displayed in human readable form.

“Subsidiary” means, with respect to any Person, any corporation, partnership, limited liability company or other entity, whether incorporated or unincorporated, of which (i) such first Person directly or indirectly owns at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions or (ii) such first Person is a general partner or managing member.

“Tax” or “Taxes” means any U.S. federal, state, local and non-U.S. taxes, assessments, levies, duties, tariffs, imposts and other similar charges and fees imposed by any Governmental Entity, including income, franchise, windfall or other profits, gross receipts, property, sales, use, net worth, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, excise, withholding, ad valorem, stamp, transfer, value-added, occupation, environmental, disability, real property, personal property, registration, alternative or add-on minimum, or estimated tax, including any interest, penalty, additions to tax and any additional amounts imposed with respect thereto, whether disputed or not.

“Tax Return” means any report, return, certificate, claim for refund, election, estimated Tax filing or declaration filed or required to be filed with any Governmental Entity with respect to Taxes, including any schedule or attachment thereto, and including any amendments thereof.

“Treasury Regulations” means the U.S. Treasury regulations promulgated under the Code.

Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement, as indicated below:

Term	Section
102 Tax Ruling	Section 6.19(b)
103K Tax Ruling	Section 6.19(a)
104H Tax Ruling	Section 6.19(c)
401(k) Termination Date	Section 6.7(c)
Academic Institutions	Section 3.14(j)
Agreement	Preamble
Alternative ISA Approvals	Section 6.18(c)
Base Amount	Section 6.4(c)
Book-Entry Share	Section 2.1(a)(i)
Cancelled Shares	Section 2.1(a)(ii)
Certificate	Section 2.1(a)(i)
Certificate of Merger	Section 1.4
Closing	Section 1.3
Closing Date	Section 1.3
Collective Bargaining Agreement	Section 3.11(a)
Companies Registrar	Section 1.4
Company	Preamble
Company Acquisition Agreement	Section 5.3(a)
Company Benefit Plan	Section 3.10(a)
Company Board of Directors	Recitals
Company Board Recommendation	Recitals
Company Capitalization Date	Section 3.2(a)
Company Change of Recommendation	Section 5.3(a)
Company Class A Shares	Recitals
Company Class B Shares	Recitals
Company Disclosure Letter	Article III
Company Expenses	Section 8.2(d)
Company Leases	Section 3.16
Company Ordinary Shares	Recitals

Company Outstanding Confidentiality Agreements	Section 5.3(a)
Company Permits	Section 3.9(b)
Company SEC Documents	Section 3.5(a)
Company Shareholder Approval	Section 3.3(b)
Company Shareholder Voting Agreement	Recitals
Company Shareholders Meeting	Section 5.5(e)
Company Shareholders	Recitals
Company Termination Fee	Section 8.2(b)(i)
Continuing Employees	Section 6.7(a)
Continuing Service Provider	Section 2.3(a)(i)
Converted Parent RSU	Section 2.3(b)(i)
Converted Parent Stock Option	Section 2.3(a)(i)
Databases	Annex A
DOJ	Section 6.2(b)
Domain Names	Annex A
Dual Listing Permit	Section 6.18(a)
Effective Time	Section 1.4
Enforceability Limitations	Section 3.3(d)
Exchange Agent	Section 2.2(a)
Exchange Agent Undertaking	Section 2.4(b)
Exchange Fund	Section 2.2(a)
Exchange Ratio	Section 2.1(a)(i)
Export Approvals	Section 3.9(f)
FCPA	Annex A
FTC	Section 6.2(b)
GAAP	Section 3.5(b)
ICL	Recitals
Indemnified Parties	Section 6.4(a)
Intended U.S. Tax Treatment	Preamble
ISA	Section 6.18(a)
Joint Proxy Statement	Section 5.5(b)
Merger	Recitals

Material Contracts	Section 3.17(a)
Material Customer	Section 3.19(a)
Material Customer Agreement	Section 3.19(a)
Material Partner	Section 3.19(c)
Material Partner Agreement	Section 3.19(c)
Material Vendor	Section 3.19(b)
Material Vendor Agreement	Section 3.19(b)
Merger Consideration	Section 2.1(a)(i)
Merger Proposal Submission Date	Section 6.17(a)(i)
Merger Proposal	Section 6.17(a)(i)
Merger Sub	Preamble
Merger Sub Shares	Section 2.1(a)(iii)
New Plans	Section 6.7(b)
Non-Continuing Service Provider	Section 2.3(a)(ii)
OFAC	Annex A
Old Plans	Section 6.7(b)
Outside Date	Section 8.1(b)(ii)
Parent	Preamble
Parent Acquisition Agreement	Section 5.4(a)
Parent Board of Directors	Recitals
Parent Board Recommendation	Recitals
Parent Change of Recommendation	Section 5.4(a)
Parent Common Stock	Recitals
Parent Common Stock Issuance	Recitals
Parent Disclosure Letter	Article IV
Parent Expenses	Section 8.2(c)
Parent Outstanding Confidentiality Agreements	Section 5.4(a)
Parent Stockholder Voting Agreement	Recitals
Parent Stockholders Meeting	Section 5.5(f)
Parent Termination Fee	Section 8.2(b)(v)
Parties	Preamble
Party	Preamble

Payoff Letter	Section 6.13
Payor	Section 2.4(a)
Registration Statement	Section 5.5(b)
Sanctioned Countries	Section 3.9(g)
Sanctioned Persons	Section 3.9(g)
Sanctions	Annex A
Sarbanes-Oxley Act	Section 3.5(a)
Section 102 Plan	Section 3.12(l)
Surviving Company	Recitals
Takeover Statute	Section 3.23
TASE	Section 6.18(a)
Tax Rulings	Section 6.19(c)(ii)
Transactions	Recitals
Valid Tax Certificate	Section 2.4(b)
VAT	Section 3.12(q)
Withholding Drop Date	Section 2.4(b)
Withholding Tax Ruling	Section 6.19(c)(ii)

Annex B

FORM OF COMPANY SHAREHOLDER VOTING AGREEMENT

This Voting Agreement (this “Agreement”) is made and entered into as of July 13, 2022, by and among Unity Software Inc., a Delaware corporation (“Parent”), and [●] (the “Shareholder”). Parent and the Shareholder are each sometimes referred to herein as a “Party” and collectively as the “Parties”.

RECITALS

WHEREAS, concurrently with the execution hereof, ironSource Ltd. (the “Company”), Parent and Ursa Aroma Merger Subsidiary Ltd., a company organized under the laws of the State of Israel and a wholly-owned subsidiary of Parent (“Merger Sub”), are entering into an Agreement and Plan of Merger (as the same may be amended from time to time, the “Merger Agreement”), pursuant to which Merger Sub will be merged with and into the Company (the “Merger”), with the Company being the surviving company;

WHEREAS, as of the date hereof, the Shareholder is the record and beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of the number of Class A Ordinary Shares and/or Class B Ordinary Shares of the Company, each with no par value (collectively, “Company Ordinary Shares” or “Shares”), set forth on Schedule A (all such Company Ordinary Shares, together with any Company Ordinary Shares that are hereafter issued to the Shareholder in connection with an Adjustment prior to the Expiration Time (the “After-Acquired Shares”), being referred to herein as the “Covered Shares”), provided, however, that, when used with respect to voting or consenting by or in the name of the Shareholder or any other Person acting on the Shareholder's behalf hereunder with respect to Shares, the term “Covered Shares” shall only include the securities that are entitled to be voted (in a particular general or class vote of the shareholders), or for which the Shareholder or any other Person acting on the Shareholder's behalf is entitled to consent (in a particular general or class vote of the shareholders), with respect thereto (which, for the avoidance of doubt, shall not include unissued Company Ordinary Shares that are subject to future issuance upon the exercise of options to acquire Company Ordinary Shares), and nothing herein shall affirmatively require (and the Shareholder undertakes no obligation or makes no representation or warranty related to) the conversion, exercise or exchange of any security into securities entitled to be voted (in a particular general or class vote of the shareholders), or for which the Shareholder is entitled to consent or act (in a particular general or class vote of the shareholders), with respect thereto; and

WHEREAS, as a condition to the willingness of Parent and Merger Sub to enter into the Merger Agreement, and as a material inducement and in consideration therefor, the Shareholder has entered into this Agreement.

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NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the Parties, intending to be legally bound, agree as follows:

1.                  Definitions. Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement. As used in this Agreement, the following terms have the meanings set forth below:

“Adjustment” means any stock (or share) split (including a reverse stock (or share) split), stock (or share) dividend or distribution, merger, reorganization, recapitalization, reclassification, combination, exchange of shares or similar transaction with respect to the capital stock (or share capital) of the Company.

“Adverse Proposal” means: (i) any Company Acquisition Proposal; (ii) any action, proposal or transaction that would reasonably be expected to result in a breach of any covenant, agreement, representation or warranty or any other obligation of the Company set forth in the Merger Agreement or of the Shareholder contained in this Agreement; or (iii) any other action, proposal or transaction that is intended, or would reasonably be expected, to materially impede, interfere with, be inconsistent with, delay, postpone or prevent the consummation of, or otherwise adversely affect, the Merger, the other transactions contemplated by this Agreement or the Merger Agreement.

“Affiliates” shall mean, with respect to any Person, any other Person which directly or indirectly controls or is controlled by or is under common control with such Person; provided, that other than with respect to Section 9.18, no direct or indirect portfolio companies (as such term is understood in the private equity industry) or investments of or affiliated with any Shareholder or any of its Affiliates shall be deemed or treated as an Affiliate of such Shareholder.

“Committed Covered Shares” shall mean those Covered Shares that are set forth in Schedule B as such Covered Shares are defined in relation to the specific shareholder meetings, shareholder votes and/or class votes.

“Expiration Time” shall mean the earlier to occur of (a) the Effective Time, and (b) the valid termination of the Merger Agreement in accordance with its terms.

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“Transfer” shall mean any direct or indirect (i) sale, tender, exchange, assignment, encumbrance, gift, hedge, pledge, hypothecation, disposition or other transfer (by operation of Law or otherwise), voluntarily or involuntarily, or entry into any contract, option or other arrangement or understanding with respect to any sale, tender, exchange, assignment, encumbrance, gift, hedge, pledge, hypothecation, disposition or other transfer (by operation of Law or otherwise), of any Covered Shares (excluding, for the avoidance of doubt, any sale, tender, exchange, assignment, encumbrance, gift, hedge, pledge, hypothecation, disposition or other transfer pursuant to this Agreement or the Merger Agreement) or any right, title or interest therein; (ii) (x) deposit of any Covered Shares into a voting trust, (y) entry into a voting agreement with respect to any Covered Shares (other than this Agreement), or (z) grant of any irrevocable or revocable proxy, corporate representative appointment or power of attorney (or other consent or authorization with respect to any Covered Shares) with respect to any Covered Shares (other than as set forth in this Agreement); or (iii) any agreement or commitment (whether or not in writing) to take any of the actions referred to in the foregoing clauses (i) or (ii); provided, however, that Transfer shall not include: (1) with respect to any Company Options held by the Shareholder that expire on or prior to the termination of this Agreement, any transfer, sale or other disposition of any Covered Shares to the Company as payment for the (i) exercise price of such Company Options and (ii) taxes applicable to the exercise of such Company Options or (2) with respect to any Company RSUs granted to the Shareholder, (i) any transfer for the net settlement of such Company RSUs settled in Covered Shares (to pay any tax withholding obligations) or (ii) any transfer for receipt upon settlement of such Company RSUs, and the sale of a sufficient number of Covered Shares acquired upon settlement of such securities as would generate sales proceeds sufficient to pay the aggregate taxes payable by the Shareholder as a result of such settlement, (3) a Transfer pursuant to any 10b5-1 plan of a Shareholder that was entered into prior to the date hereof or (4) any indirect Transfer of limited partner interests in any Shareholder or any investment fund affiliated with any Shareholder; provided, that such transfer does not result in any Person (other than the Person that directly or indirectly ultimately controls such Shareholder as of the date hereof) directly or indirectly ultimately controlling the general partner or controlling entity of such limited partnership or investment fund.

2.                  No Transfer; No Inconsistent Arrangements.

2.1              From the date hereof until the date on which the Company Shareholder Approval shall have been obtained, the Shareholder agrees not to Transfer any Covered Shares; provided, however, that the Shareholder may, (x)(i) if the Shareholder is an individual, (a) Transfer any Covered Shares to any members of the Shareholder’s immediate family, or to a trust solely for the benefit of the Shareholder or any member of the Shareholder’s immediate family (for purposes of this Agreement, “immediate family” shall mean any relationship by blood, current or former marriage, domestic partnership or adoption, not more remote than first cousin), or to a partnership, limited liability company or other entity of which the Shareholder and/or any member of the Shareholder’s immediate family are the legal and beneficial owners of all of the outstanding equity securities of such entity or similar interest and the Shareholder controls all of the voting power of such entity, (b) Transfer any Covered Shares by operation of law, such as pursuant to a qualified domestic order, divorce settlement or divorce decree and (c) Transfer any Covered Shares by will or under the laws of intestacy upon the death of the Shareholder, (ii) if the Shareholder is a corporate entity, limited liability company, or partnership, Transfer any Covered Shares to any other Person which directly or indirectly controls, is controlled by or is under common control with such Shareholder; but in the case of each of the foregoing clauses (i) and (ii), only if all of the representations and warranties of the Shareholder would be true and correct upon such Transfer and the transferees agree in writing to be bound by the obligations set forth herein with respect to such Covered Shares (including obligations set forth in Section 3 with respect to Committed Covered Shares to the extent such Covered Shares are also Committed Covered Shares) as if they were the Shareholder hereunder, with Parent named as an express third-party beneficiary of such agreements; (iii) release the Covered Shares from any pledge, lien or encumbrance existing on the date hereof so long as such release would not prohibit, limit, otherwise conflict with or impede (in any respect) the Shareholder’s compliance with its obligations pursuant to this Agreement; and (iv) pledge, lien or encumber any portion of the Covered Shares so long as such pledge, lien or encumbrance would not prohibit, limit, otherwise conflict with or impede (in any respect) the Shareholder’s compliance with its obligations pursuant to this Agreement (any such Transfer, a “Permitted Transfer”); (y) if any involuntary Transfer of any of the Shareholder’s Covered Shares shall occur (including a sale by the Shareholder’s trustee in any bankruptcy, or a sale to a purchaser at any creditor’s or court sale), the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall, subject to applicable Law, take and hold such Covered Shares subject to all of the restrictions, obligations, liabilities and rights under this Agreement (including obligations set forth in Section 3 with respect to Committed Covered Shares to the extent such Covered Shares are also Committed Covered Shares), which shall continue in full force and effect in accordance with the terms and conditions hereof until the Expiration Time. Notwithstanding the foregoing, each Shareholder may Transfer, in one or more Transfers and in addition to any Transfers described in the preceding clauses (x) and (y), up to ten (10%) of the Committed Covered Shares. Any action taken in violation of the immediately preceding sentence shall, to the fullest extent permitted by Law, be null and void ab initio. Nothing herein shall limit, restrict or impose any obligation or commitment with respect to Shares that are not Covered Shares.

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2.2              From the date hereof until the Expiration Time, the Shareholder shall not, directly or indirectly, take any action that would reasonably be expected to make any of the Shareholder’s representations or warranties under this Agreement untrue or incorrect in any material respect.

2.3              Nothing in this Agreement shall obligate the Shareholder to exercise any option or any other right to acquire any Company Ordinary Shares.

3.                  Agreement to Vote.

3.1              Agreement to Vote. From the date hereof until the Expiration Time, the Shareholder irrevocably and unconditionally agrees that, at every meeting of the shareholders or of any class of shareholders of the Company, however called, including any adjournment or postponement thereof, and in connection with any action proposed to be taken by written consent of the shareholders or any class of shareholders of the Company, the Shareholder shall, in each case, to the fullest extent that the Shareholder’s Committed Covered Shares are entitled to vote thereon: (a) appear at each such meeting or otherwise cause all such Committed Covered Shares to be counted as present thereat for the purpose of determining a quorum; and (b) be present (in person or by proxy) and vote (or cause to be voted), or deliver (or cause to be delivered) a written consent with respect to, all such Committed Covered Shares (i) in favor of (A) the consummation of the transactions contemplated by the Merger Agreement, (B)  all of the matters, actions and proposals necessary to consummate the transactions contemplated by the Merger Agreement, and (C) any other transaction contemplated by the Merger Agreement or other matters that would reasonably be expected to facilitate the Merger, including any proposal to adjourn or postpone such meeting of the Company’s shareholders to a later date if there are not sufficient votes to approve the adoption of the Merger Agreement; and (ii) against any Adverse Proposal. The obligations of the Shareholder in this Section 3 shall not be affected by any Company Change of Recommendation. The Shareholder shall retain at all times the right to vote the Committed Covered Shares in the Shareholder’s sole discretion, and without any other limitation, on any matters other than those expressly set forth in this Section 3.1 that are at any time or from time to time presented for consideration to the Company’s shareholders generally. For the avoidance of doubt, the foregoing commitments in this Section 3.1 apply to any Committed Covered Shares held by any trust, limited partnership or other entity directly or indirectly holding Committed Covered Shares over which the applicable Shareholder exercises direct or indirect voting control (if any). Nothing herein shall limit, restrict or impose any obligation or commitment with respect to Shares that are not Covered Shares.

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4.                  Additional Covenants.

4.1              No Solicitation. The Shareholder agrees to be bound by and comply with the provisions of Section 5.4 of the Merger Agreement, as if it was a direct party thereto, and such provisions are incorporated hereto mutatis mutandis; with it being understood that each Shareholder shall be entitled to take any action that would be permitted by Section 5.4 of the Merger Agreement; provided, that any reference to affiliates in Section 5.4 of the Merger Agreement shall be deemed to have the same meaning as the definition of “Affiliates” hereunder.

4.2              Waiver of Certain Actions. The Shareholder agrees not to commence or participate in, and to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Parent, Merger Sub, the Company, any of their respective affiliates or successors or any of their respective directors, managers or officers (a) challenging the validity of, or seeking to enjoin or delay the operation of, any provision of this Agreement or the Merger Agreement (including any claim seeking to enjoin or delay the consummation of the Merger) or (b) alleging a breach of any duty of the Company Board of Directors or the Parent Board of Directors or of any Person in connection with the Merger Agreement, this Agreement or the transactions contemplated thereby or hereby; provided, that the foregoing agreement and waiver shall not apply to any claim, derivative or otherwise, under or related to this Agreement.

4.3              Notice of Certain Events. The Shareholder agrees to notify Parent of any development occurring after the date hereof that causes, or that would reasonably be expected to cause, any material breach of any of the representations and warranties of the Shareholder set forth in Section 5. Promptly upon the acquisition of any After-Acquired Shares, the Shareholder shall notify Parent of the number of After-Acquired Shares so acquired; it being understood that any such shares shall be subject to the terms of this Agreement as though owned by the Shareholder on the date hereof as Covered Shares (and, for the avoidance of doubt, such After-Acquired Shares shall not be considered as Covered Shares). The Parent shall notify the Shareholder of any development occurring after the date hereof that causes, or that would reasonably be expected to cause, any material breach of any of the representations and warranties of the Company set forth in Section 6.

5.                  Representations and Warranties of the Shareholder. The Shareholder represents and warrants to Parent that:

5.1              Due Organization; Authority.

(a)               If the Shareholder is not an individual, (i) the Shareholder is duly organized, validly existing and in good standing (to the extent such concept is recognized under applicable Law) under the Law of its jurisdiction of incorporation or organization, as applicable, (ii) the Shareholder has the requisite power and authority to enter into and to perform its obligations under this Agreement, (iii) the execution and delivery of this Agreement by the Shareholder and the performance of its obligations hereunder and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of the Shareholder, and (iv) no other proceedings on the part of the Shareholder are necessary to authorize the execution, delivery and performance of this Agreement by the Shareholder or to consummate the transactions contemplated hereby. If the Shareholder is an individual, the Shareholder has the requisite legal capacity, right and authority to execute, deliver and perform the Shareholder’s obligations under this Agreement and to consummate the transactions contemplated hereby.

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(b)               This Agreement has been duly and validly executed and delivered by the Shareholder and, assuming the due authorization, execution and delivery by Parent, constitutes a legal, valid and binding obligation of the Shareholder, enforceable against the Shareholder in accordance with its terms, subject to the Enforceability Limitations.

5.2              Ownership of the Covered Shares; Voting Power. The Shareholder is the record and beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of all of the Covered Shares and has good and marketable title to all of the Covered Shares free and clear of any lien, charge, pledge, security interest, claim, adverse ownership interest, or agreements, options, rights, understandings or arrangements or any other encumbrances or restrictions whatsoever on title, transfer or exercise of any rights of a shareholder in respect of the Covered Shares (collectively, “Liens”), other than those created by this Agreement or those imposed by applicable securities Law or for such Liens as would not prohibit, limit or otherwise conflict with the Shareholder’s compliance with its obligations pursuant to this Agreement (collectively, “Permitted Liens”). As of the date hereof, the Shareholder has not entered into any agreement to Transfer any of the Covered Shares. The Shareholder has full voting power with respect to all of the Covered Shares, and full power of disposition with respect to the Covered Shares, full power to issue instructions with respect to the matters set forth herein and full power to agree to all of the matters set forth in this Agreement, in each case with respect to all the Covered Shares. None of the Covered Shares are subject to any shareholders’ agreement, proxy, voting trust or other agreement, arrangement or Lien with respect to the voting of the Covered Shares, except as expressly provided herein (including Permitted Liens).

5.3              Non-Contravention; Consents. Neither the execution and delivery of this Agreement by the Shareholder nor the consummation of the transactions contemplated hereby nor compliance by the Shareholder with any provisions herein will (a) if the Shareholder is not an individual, violate, contravene or conflict with or result in any breach of any provision of the organizational documents of the Shareholder, (b) require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity on the part of the Shareholder, except for compliance with the applicable requirements of the Securities Act, the Exchange Act or any other securities laws and the rules and regulations promulgated thereunder, (c) violate, conflict with, or result in a breach of or default under any provisions of, or require any consent, waiver or approval under any of the terms, conditions or provisions of any material Contract to which the Shareholder is a party or by which the Shareholder or any of the Covered Shares may be bound, (d) result in the creation or imposition of any Lien (other than any Lien created by Parent or Merger Sub or the Permitted Liens) on any asset of the Shareholder or (e) violate any Law applicable to the Shareholder or by which any of the Covered Shares are bound, except, in the case of each of the clauses above, as would not, individually or in the aggregate, reasonably be expected to prevent, impair or materially delay the consummation by the Shareholder of the transactions contemplated by this Agreement or otherwise prevent, impair or materially delay the Shareholder’s ability to perform its obligations hereunder.

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5.4              No Proceedings. As of the date hereof, there is no Proceeding pending against or, to the knowledge of the Shareholder, threatened against the Shareholder or any of the Shareholder’s properties or assets (including any of the Covered Shares) that would, individually or in the aggregate, reasonably be expected to prevent, impair or materially delay the consummation by the Shareholder of the transactions contemplated by this Agreement or otherwise prevent, impair or materially delay the Shareholder’s ability to perform its obligations hereunder.

5.5              Acknowledgment of the Terms and Conditions. The Shareholder has been represented by or had opportunity to be represented by independent counsel, and to the extent the Shareholder is not an individual, such Shareholder’s authorized officers have carefully read and fully understood this Agreement and the Merger Agreement.

5.6              No Finder’s Fees. No broker, investment banker, financial advisor, finder, agent or other Person is entitled to any broker’s, finder’s, financial adviser’s or other similar fee or commission in connection with this Agreement based upon the arrangements made by or on behalf of the Shareholder in his or its capacity as such.

6.                  Representations and Warranties of Parent. Parent represents and warrants to the Shareholder that:

6.1              Due Organization; Authority. Parent is duly organized, validly existing and in good standing under the Laws of Delaware. Parent has the requisite power and authority to enter into and to perform its obligations under this Agreement. The execution and delivery of this Agreement by Parent and performance of its obligations hereunder and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of Parent, and no other corporate proceedings on the part of Parent are necessary to authorize the execution, delivery and performance of this Agreement by Parent or to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered on behalf of Parent and, assuming the due authorization, execution and delivery of this Agreement on behalf of each Shareholder, constitutes the valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, subject to the Enforceability Limitations.

6.2              Non-Contravention; Consents. Neither the execution and delivery of this Agreement by Parent nor the consummation of the transactions contemplated hereby nor compliance by Parent with any provisions herein will (a) violate, contravene or conflict with or result in any breach of any provision of the Parent Governing Documents, (b) require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity on the part of Parent, except for compliance with the applicable requirements of the Securities Act, the Exchange Act or any other securities laws and the rules and regulations promulgated thereunder, (c) violate, conflict with, or result in a breach of or default under any provisions of, or require any consent, waiver or approval under any of the terms, conditions or provisions of any material Contract to which Parent is a party or by which Parent may be bound, (d) result in the creation or imposition of any Lien on any asset of Parent or (e) violate any Law applicable to Parent, except, in the case of each of the clauses above, as would not, individually or in the aggregate, reasonably be expected to prevent, impair or materially delay the consummation by Parent of the transactions contemplated by this Agreement or otherwise prevent, impair or materially delay Parent’s ability to perform its obligations hereunder.

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6.3              No Proceedings. There is no Proceeding pending against or, to the knowledge of Parent, threatened against Parent that would, individually or in the aggregate, reasonably be expected to prevent, impair or materially delay the consummation by Parent of the transactions contemplated by this Agreement or otherwise prevent, impair or materially delay Parent’s ability to perform its obligations hereunder.

7.                  Termination. Unless earlier terminated by the written consent of the Parent (in its sole and absolute discretion), this Agreement shall terminate automatically and shall have no further force or effect as of the Expiration Time. Upon termination of this Agreement, no Party shall have any further obligations or liabilities under this Agreement; provided, however, that (i) nothing set forth in this Section 7 shall relieve any Party from liability for fraud or any willful breach of this Agreement prior to termination hereof and (ii) the provisions of this Section 7 and Section 9 shall survive any termination of this Agreement. In the event that the Parent terminates any other voting agreement entered into in connection with the Merger Agreement or the Merger, this Agreement shall automatically terminate.

8.                  Reliance. The Shareholder understands and acknowledges that that Parent and Merger Sub are entering into the Merger Agreement in reliance upon the Shareholder’s execution, delivery and performance of this Agreement.

9.                  Miscellaneous.

9.1              Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the Parties agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.

9.2              Binding Effect and Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any Party (whether by operation of Law or otherwise) without the prior written consent of the other Party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective permitted successors and assigns. Any assignment in violation of this Section 9.2 shall be void.

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9.3              Amendments and Waivers. Any provision of this Agreement may be amended, modified, supplemented or waived if, but only if, such amendment, modification, supplement or waiver is in writing and is signed, in the case of an amendment, modification or supplement by each Party to this Agreement or, in the case of a waiver, by each Party against whom the waiver is to be effective. No failure or delay by any Party to assert any of its rights under this Agreement or otherwise shall constitute a waiver of such rights.

9.4              Specific Performance; Injunctive Relief. The Parties agree that irreparable injury, for which monetary damages (even if available) would not be an adequate remedy, will occur in the event that any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached. Accordingly, it is agreed that each Party shall be entitled to an injunction or injunctions to prevent or remedy any breaches or threatened breaches of this Agreement by any other Party, a decree or order of specific performance specifically enforcing the terms and provisions of this Agreement and any further equitable relief, in each case in accordance with Section 9.6, this being in addition to any other remedy to which such Party is entitled under the terms of this Agreement at law or in equity. The Parties’ rights in this Section 9.4 are an integral part of the transactions contemplated hereby and each Party hereby waives any objections to any remedy referred to in this Section 9.4 (including any objection on the basis that there is an adequate remedy at Law or that an award of such remedy is not an appropriate remedy for any reason at Law or equity). For avoidance of doubt, each Party agrees that there is not an adequate remedy at Law for a breach of this Agreement by any Party. In the event any Party seeks any remedy referred to in this Section 9.4, such Party shall not be required to obtain, furnish, post or provide any bond or other security in connection with or as a condition to obtaining any such remedy.

9.5              Notices. All notices, consents and other communications hereunder shall be in writing and shall be given in the manner described in Section 9.4 of the Merger Agreement, addressed as follows: (i) if to the Parent, to its address or email address set forth in Section 9.4 of the Merger Agreement, and (ii) if to the Shareholder, to the Shareholder’s address or email address set forth on a signature page hereto, or to such other address or email address as such Party may hereafter specify for the purpose by notice to each other Party hereto.

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9.6              Applicable Law; Jurisdiction of Disputes. This Agreement and any dispute, controversy or claim arising out of, relating to or in connection with this Agreement shall be governed by and construed and enforced in accordance with the Laws of the State of Delaware, USA, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or otherwise) that would cause the application of the Laws of any other jurisdiction; except that provisions related to the internal affairs of the Company, the fiduciary and other duties of its directors, the procedures for implementing, and effects of, the Merger, and all other provisions of, or transactions contemplated by, this Agreement that are expressly or otherwise required to be governed by the Laws of the State of Israel shall be governed by such Laws. Each of the Parties hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks jurisdiction, the Federal court of the United States of America sitting in Delaware, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby or for recognition or enforcement of any judgment relating thereto, and each of the Parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding, except in the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks jurisdiction, the Federal court of the United States of America sitting in Delaware, and any appellate court from any thereof; (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks jurisdiction, the Federal court of the United States of America sitting in Delaware, and any appellate court from any thereof; (iii) waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any such action or proceeding in such courts; and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in such courts. Notwithstanding the foregoing, with respect to any action or proceeding arising out of this Agreement or any of the transactions contemplated hereby that primarily relate to Israeli Law matters, each of the parties hereto (x) consents to submit itself to the personal jurisdiction of the courts of Tel-Aviv, Israel, and (y) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court. Each of the Parties agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law. Each Party irrevocably consents to service of process inside or outside the territorial jurisdiction of the courts referred to in this Section 9.6 in the manner provided for notices in Section 9.5. Nothing in this Agreement will affect the right of any Party to serve process in any other manner permitted by applicable Law.

9.7              Waiver of Jury Trial. EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.7.

9.8              Entire Agreement. This Agreement, together with the Merger Agreement contains the entire understanding of the Parties in respect of the subject matter hereof, and supersedes all prior negotiations and understandings between the Parties with respect to such subject matter.

9.9              Counterparts. This Agreement may be executed manually or by other electronic transmission by the Parties, in any number of counterparts, each of which shall be considered one and the same agreement and shall become effective when a counterpart hereof shall have been signed by each of the Parties and delivered to the other Parties. The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in .pdf or DocuSign format shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

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9.10          Interpretation. When a reference is made in this Agreement to sections, such reference shall be to a section of this Agreement, unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.” As used in this Agreement, the term “affiliates” shall have the meaning set forth in Rule 12b-2 of the Exchange Act; provided, that no direct or indirect portfolio companies (as such term is understood in the private equity industry) or investments of or affiliated with the Shareholder of any of its Affiliates shall be deemed or treated as an Affiliate of the Shareholder. The word “extent” and the phrase “to the extent” when used in this Agreement shall mean the degree to which a subject or other things extends, and such word or phrase shall not merely mean “if.” The term “or” is not exclusive, and shall be interpreted as “and/or.” The phrases “the date of this Agreement,” “the date hereof,” “of even date herewith” and terms of similar import, shall be deemed to refer to the date set forth in the preamble to this Agreement. The headings set forth in this Agreement or any schedule delivered pursuant to this Agreement are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or such schedule or any term or provision hereof or thereof. All references herein to the Subsidiaries of a Person shall be deemed to include all direct and indirect Subsidiaries of such Person, unless otherwise indicated or the context otherwise requires. A reference to any specific Law or to any provision of any Law, whether or not followed by the phrase “as amended,” includes any amendment to, and any modification, re-enactment or successor thereof, any legislative provision substituted therefor and all rules, regulations and statutory instruments issued thereunder or pursuant thereto, except that, for purposes of any representations and warranties in this Agreement that are made as a specific date, references to any specific Law will be deemed to refer to such legislation or provision (and all rules, regulations and statutory instruments issued thereunder or pursuant thereto) as of such date. The Parties agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

9.11          Capacity as Shareholder. No person executing this Agreement who is or becomes an officer or director of the Company makes any agreement or understanding herein in his or her capacity as such officer or director. The Shareholder signs solely in his, her or its capacity as the record and beneficial owner of the Covered Shares. Nothing herein shall limit or affect any actions taken by a Shareholder or any officer, director, employee, affiliate or representative of a Shareholder solely in his or her capacity as an officer or director of the Company, including without limitation, exercising his or her fiduciary duties in connection thereto.

9.12          Adjustments. After the date of this Agreement and prior to the termination of this Agreement in accordance with Section 7, in the event of an Adjustment, the term “Covered Shares” and “Committed Covered Shares” shall each be deemed to refer to and include any stock (or share) and any securities into which or for which any or all of such stock (or share) and securities may be changed or exchanged or which are received in such Adjustment.

9.13          Expenses. All costs and expenses incurred in connection with this Agreement shall be paid by the Party incurring such cost or expense.

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9.14          No Agreement Until Executed. This Agreement shall not be effective unless and until (i) the Merger Agreement is executed and delivered by all parties thereto and (ii) this Agreement is executed and delivered by all Parties.

9.15          Further Assurances. The Shareholder will execute and deliver, or cause to be executed and delivered, all further documents and instruments and use the Shareholder’s reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Law, to perform the Shareholder’s obligations under this Agreement.

9.16          No Third Party Beneficiaries. Nothing in this Agreement shall confer any rights upon any Person other than the Parties and each such Party’s respective heirs, successors and permitted assigns, except as otherwise set forth herein.

9.17          Non-Survival of Representations and Warranties. The respective representations and warranties of the Shareholder and Parent contained herein shall not survive the closing of the transactions contemplated hereby and by the Merger Agreement.

9.18          Non-Recourse. Notwithstanding anything herein to the contrary, this Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or to the extent related to this Agreement may only be brought against the entities that are expressly named as Parties hereto and their respective successors and assigns. Except as set forth in the immediately preceding sentence, no past, present or future director, officer, manager, employee, incorporator, member, partner, stockholder, equityholder, controlling person, Affiliate, agent, attorney, advisor or representative of any Party hereto, and no past, present or future director, officer, manager, employee, incorporator, member, partner, stockholder, equityholder, controlling person, Affiliate, agent, attorney, advisor or representative of any of the foregoing (each, a “Non-Recourse Party”) shall have any liability for any obligations or liabilities of any Party hereto under this Agreement (whether in tort, contract or otherwise). The Parties acknowledge and agree that the Non-Recourse Parties are third party beneficiaries of this Section 9.18, each of whom may enforce the provisions thereof.

[Signature Page Follows]

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IN WITNESS WHEREOF, the Parties have executed this Voting Agreement as of the date first above written.

Unity Software Inc.

By:
Name:
Title:

[●]

By:
Name:
Address:
E-mail:

[Signature Page to Voting Agreement]

Schedule A

Covered Shares

Name of Shareholder	Number of Class A Ordinary Shares	Number of Class B Ordinary Shares
[●]	[●]	[●]

Schedule B

“Committed Covered Shares” shall mean:

•	In connection with a vote at a meeting in which Class A Ordinary Shares and Class B Ordinary Shares are voting together as a single class:

Name of Shareholder	Number of Class A Ordinary Shares	Number of Class B Ordinary Shares
[●]	[●]	[●]

•	In connection with a vote at a meeting of Class A Ordinary Shares:

Name of Shareholder	Number of Class A Ordinary Shares
[●]	[●]

•	In connection with a vote at a meeting of Class B Ordinary Shares:

Name of Shareholder	Number of Class B Ordinary Shares
[●]	[●]

Annex C

FORM OF PARENT STOCKHOLDER VOTING AGREEMENT

This Voting Agreement (this “Agreement”) is made and entered into as of July 13, 2022, by and among ironSource Ltd., a company organized under the laws of the State of Israel (the “Company”), and the parties listed on Schedule A hereof (each a “Shareholder” and collectively, the “Shareholders”). Parent and the Shareholders are each sometimes referred to herein as a “Party” and collectively as the “Parties”.

RECITALS

WHEREAS, concurrently with the execution hereof, the Company, Unity Software Inc., a Delaware corporation (“Parent”) and Ursa Aroma Merger Subsidiary Ltd., a company organized under the laws of the State of Israel and a wholly-owned subsidiary of Parent (“Merger Sub”), are entering into an Agreement and Plan of Merger (as the same may be amended from time to time, the “Merger Agreement”), pursuant to which Merger Sub will be merged with and into the Company (the “Merger”), with the Company being the surviving company;

WHEREAS, as of the date hereof, each Shareholder is the record and beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of the number of shares of Common Stock of Parent, par value $0.00005 (collectively, “Parent Shares”), set forth on Schedule A (all such Parent Shares, together with any Parent Shares issued in connection with an Adjustment prior to the Expiration Time (the “After-Acquired Shares”), being referred to herein as the “Covered Shares”); and

WHEREAS, as a condition to the willingness of the Company to enter into the Merger Agreement, and as a material inducement and in consideration therefor, the Shareholders and the Company have entered into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the Parties, intending to be legally bound, agree as follows:

10.              Definitions. Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement. As used in this Agreement, the following terms have the meanings set forth below:

“Adjustment” means any stock (or share) split (including a reverse stock (or share) split), stock (or share) dividend or distribution, merger, reorganization, recapitalization, reclassification, combination, exchange of shares or similar transaction with respect to the capital stock (or share capital) of Parent.

“Adverse Proposal” means: (i) any Parent Acquisition Proposal, (ii) any action, proposal or transaction that would reasonably be expected to result in a breach of any covenant, agreement, representation or warranty or any other obligation of Parent set forth in the Merger Agreement or of a Shareholder contained in this Agreement; or (iii) any other action, proposal or transaction that is intended, or would reasonably be expected, to materially impede, interfere with, be inconsistent with, delay, postpone or prevent the consummation of, or otherwise adversely affect, the Merger, the other transactions contemplated by this Agreement or the Merger Agreement.

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“Affiliates” shall mean, with respect to any Person, any other Person which directly or indirectly controls or is controlled by or is under common control with such Person; provided, that other than with respect to Section 9.18, no direct or indirect portfolio companies (as such term is understood in the private equity industry) or investments of or affiliated with any Shareholder or any of its Affiliates shall be deemed or treated as an Affiliate of such Shareholder.

“Expiration Time” shall mean the earlier to occur of (a) the Effective Time, and (b) the valid termination of the Merger Agreement in accordance with its terms.

“Transfer” shall mean any direct or indirect (i) sale, tender, exchange, assignment, encumbrance, gift, hedge, pledge, hypothecation, disposition or other transfer (by operation of Law or otherwise), voluntarily or involuntarily, or entry into any contract, option or other arrangement or understanding with respect to any sale, tender, exchange, assignment, encumbrance, gift, hedge, pledge, hypothecation, disposition or other transfer (by operation of Law or otherwise), of any Covered Shares (excluding, for the avoidance of doubt, any sale, tender, exchange, assignment, encumbrance, gift, hedge, pledge, hypothecation, disposition or other transfer pursuant to this Agreement or the Merger Agreement) or any right, title or interest therein; (ii) (x) deposit of any Covered Shares into a voting trust, (y) entry into a voting agreement with respect to any Covered Shares (other than this Agreement), or (z) grant of any irrevocable or revocable proxy, corporate representative appointment or power of attorney (or other consent or authorization with respect to any Covered Shares) with respect to any Covered Shares (other than as set forth in this Agreement); or (iii) any agreement or commitment (whether or not in writing) to take any of the actions referred to in the foregoing clauses (i) or (ii); provided, however, that Transfer shall not include: (1) with respect to any Parent Options held by a Shareholder that expire on or prior to the termination of this Agreement, any transfer, sale or other disposition of any Covered Shares to Parent as payment for the (i) exercise price of such Parent Options and (ii) taxes applicable to the exercise of such Company Options, (2) with respect to any Parent RSUs granted to a Shareholder, (i) any transfer for the net settlement of such Parent RSUs settled in Covered Shares (to pay any tax withholding obligations) or (ii) any transfer for receipt upon settlement of such Parent RSUs, and the sale of a sufficient number of Covered Shares acquired upon settlement of such securities as would generate sales proceeds sufficient to pay the aggregate taxes payable by a Shareholder as a result of such settlement, (3) a Transfer pursuant to any 10b5-1 plan of a Shareholder that was entered into prior to the date hereof or (4) any indirect Transfer of limited partner interests in any Shareholder or any investment fund affiliated with any Shareholder; provided, that such transfer does not result in any Person (other than the Person that directly or indirectly ultimately controls such Shareholder as of the date hereof) directly or indirectly ultimately controlling the general partner or controlling entity of such limited partnership or investment fund.

11.           No Transfer; No Inconsistent Arrangements.

11.1         From the date hereof until the date on which the Parent Stockholder Approval shall have been obtained, each Shareholder, severally and not jointly, agrees not to Transfer the Covered Shares held by such Shareholder; provided, however, that (x) such Shareholder may (i) if such Shareholder is an individual, (a) Transfer any Covered Shares to any members of such Shareholder’s immediate family, or to a trust solely for the benefit of such Shareholder or any member of such Shareholder’s immediate family (for purposes of this Agreement, “immediate family” shall mean any relationship by blood, current or former marriage, domestic partnership or adoption, not more remote than first cousin), or to a partnership, limited liability company or other entity of which such Shareholder and/or any member of such Shareholder’s immediate family are the legal and beneficial owners of all of the outstanding equity securities of such entity or similar interest and such Shareholder controls all of the voting power of such entity, (b) Transfer any Covered Shares by operation of law, such as pursuant to a qualified domestic order, divorce settlement or divorce decree and (c) Transfer any Covered Shares by will or under the laws of intestacy upon the death of such Shareholder, (ii) if such Shareholder is a corporate entity, limited liability company, or partnership, Transfer any Covered Shares to any other Person which directly or indirectly controls, is controlled by or is under common control with such Shareholder; but in the case of each of the foregoing clauses (i) and (ii), only if all of the representations and warranties of such Shareholder would be true and correct upon such Transfer and the transferees agree in writing to be bound by the obligations set forth herein with respect to such Covered Shares as if they were such Shareholder hereunder, with the Company named as an express third-party beneficiary of such agreements; (iii) release the Covered Shares from any pledge, lien or encumbrance existing on the date hereof so long as such release would not prohibit, limit, otherwise conflict with or impede (in any respect) such Shareholder’s compliance with its obligations pursuant to this Agreement; and (iv) pledge, lien or encumber any portion of the Covered Shares so long as such pledge, lien or encumbrance would not prohibit, limit, otherwise conflict with or impede (in any respect) such Shareholder’s compliance with its obligations pursuant to this Agreement (any such Transfer, a “Permitted Transfer”); (y) if any involuntary Transfer of any of such Shareholder’s Covered Shares shall occur (including a sale by such Shareholder’s trustee in any bankruptcy, or a sale to a purchaser at any creditor’s or court sale), the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall, subject to applicable Law, take and hold such Covered Shares subject to all of the restrictions, obligations, liabilities and rights under this Agreement, which shall continue in full force and effect in accordance with the terms and conditions hereof until the Expiration Time and (z) each Shareholder may Transfer, in one or more Transfers and in addition to any Transfers described in the preceding clauses (x) and (y), up to ten (10%) percent in the aggregate of the Covered Shares held by such Shareholder as of the date of this Agreement (and the restrictions on Transfer set forth in this Agreement shall not apply to any such Transfer). Any action taken in violation of the immediately preceding sentence shall, to the fullest extent permitted by Law, be null and void ab initio. Nothing herein shall limit, restrict or impose any obligation or commitment with respect to Parent Shares that are not Covered Shares.

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11.2         From the date hereof until the Expiration Time, each Shareholder shall not, directly or indirectly, take any action that would reasonably be expected to make any of such Shareholder’s representations or warranties under this Agreement untrue or incorrect in any material respect.

12.           Agreement to Vote.

12.1        Agreement to Vote. From the date hereof until the Expiration Time, each Shareholder, severally and not jointly, irrevocably and unconditionally agrees with the Company that, at every meeting of the shareholders or of any class of shareholders of Parent, however called, including any adjournment or postponement thereof, and in connection with any action proposed to be taken by written consent of the shareholders or any class of shareholders of Parent, such Shareholder shall, in each case, to the fullest extent that such Shareholder’s Covered Shares are entitled to vote thereon: (a) appear at each such meeting or otherwise cause all such Covered Shares to be counted as present thereat for the purpose of determining a quorum; and (b) be present (in person or by proxy) and vote (or cause to be voted), or deliver (or cause to be delivered) a written consent with respect to, all such Covered Shares (i) in favor of (A) the consummation of the transactions contemplated by the Merger Agreement, (B)  all of the matters, actions and proposals necessary to consummate the transactions contemplated by the Merger Agreement, (C) any other transaction contemplated by the Merger Agreement, and (D) any proposal to adjourn or postpone such meeting of stockholders of Parent to a later date if there are not sufficient votes to approve the adoption of the Merger Agreement; and (ii) against any Adverse Proposal. The obligations of each Shareholder in this Section 3 shall not be affected by any Parent Change of Recommendation. Each Shareholder shall retain at all times the right to vote the Covered Shares in such Shareholder’s sole discretion, and without any other limitation, on any matters other than those expressly set forth in this Section 3.1 that are at any time or from time to time presented for consideration to Parent’s shareholders generally. For the avoidance of doubt, the foregoing commitments in this Section 3.1 apply to any Covered Shares held by any trust, limited partnership or other entity directly or indirectly holding Covered Shares over which the applicable Shareholder exercises direct or indirect voting control (if any).

13.              Additional Covenants.

13.1         No Solicitation. Each Shareholder, severally and not jointly, agrees to be bound by and comply with the provisions of Section 5.4 of the Merger Agreement, as if it was a direct party thereto, and such provisions are incorporated hereto mutatis mutandis; with it being understood that each Shareholder shall be entitled to take any action that would be permitted by Section 5.4 of the Merger Agreement; provided, that any reference to affiliates in Section 5.4 of the Merger Agreement shall be deemed to have the same meaning as the definition of “Affiliates” hereunder.

13.2         Waiver of Certain Actions. Each Shareholder agrees, severally and not jointly, not to commence or participate in, and to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Parent, Merger Sub, the Company, any of their respective affiliates or successors or any of their respective directors, managers or officers (a) challenging the validity of, or seeking to enjoin or delay the operation of, any provision of this Agreement or the Merger Agreement (including any claim seeking to enjoin or delay the consummation of the Merger) or (b) alleging a breach of any duty of the Company Board of Directors or the Parent Board of Directors or of any Person in connection with the Merger Agreement, this Agreement or the transactions contemplated thereby or hereby; provided, that the foregoing agreement and waiver shall not apply to any claim, derivative or otherwise, under or related to this Agreement or related to the Lock-Up Undertaking and/or the transactions contemplated thereby or hereby.

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13.3        Notice of Certain Events. Each Shareholder agrees, severally and not jointly, to notify the Company of any development occurring after the date hereof that causes, or that would reasonably be expected to cause, any material breach of any of the representations and warranties of such Shareholder set forth in Section 5. Promptly upon the acquisition of any After-Acquired Shares, the applicable Shareholder shall notify the Company of the number of After-Acquired Shares so acquired; it being understood that any such shares shall be subject to the terms of this Agreement as though owned by such Shareholder on the date hereof as Covered Shares (and, for the avoidance of doubt, such After-Acquired Shares shall not be considered as Covered Shares following such Transfer unless such Transfer was a Permitted Transfer). The Company shall notify each Shareholder of any development occurring after the date hereof that causes, or that would reasonably be expected to cause, any material breach of any of the representations and warranties of the Company set forth in Section 6.

14.           Representations and Warranties of the Shareholders. Each Shareholder, severally and not jointly, represents and warrants to the Company that:

14.1         Due Organization; Authority.

(a)               If the Shareholder is not an individual, (i) the Shareholder is duly organized, validly existing and in good standing (to the extent such concept is recognized under applicable Law) under the Law of its jurisdiction of incorporation or organization, as applicable, (ii) the Shareholder has the requisite power and authority to enter into and to perform its obligations under this Agreement, (iii) the execution and delivery of this Agreement by the Shareholder and the performance of its obligations hereunder and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of the Shareholder, and (iv) no other proceedings on the part of the Shareholder are necessary to authorize the execution, delivery and performance of this Agreement by the Shareholder or to consummate the transactions contemplated hereby. If the Shareholder is an individual, the Shareholder has the requisite legal capacity, right and authority to execute, deliver and perform the Shareholder’s obligations under this Agreement and to consummate the transactions contemplated hereby.

(b)               This Agreement has been duly and validly executed and delivered by the Shareholder and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of the Shareholder, enforceable against the Shareholder in accordance with its terms, subject to the Enforceability Limitations.

14.2         Ownership of the Covered Shares; Voting Power. The Shareholder is the record and beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of all of the Covered Shares and has good and marketable title to all of the Covered Shares free and clear of any lien, charge, pledge, security interest, claim, adverse ownership interest, or agreements, options, rights, understandings or arrangements or any other encumbrances or restrictions whatsoever on title, transfer or exercise of any rights of a shareholder in respect of the Covered Shares (collectively, “Liens”), other than those created by this Agreement or those imposed by applicable securities Law or for such Liens as would not prohibit, limit or otherwise conflict with the Shareholder’s compliance with its obligations pursuant to this Agreement (collectively, “Permitted Liens”).The Covered Shares listed on Schedule A constitute all of the Parent Shares beneficially owned by the Shareholder as of the date hereof. As of the date hereof, the Shareholder has not entered into any agreement to Transfer any of the Covered Shares. The Shareholder has full voting power with respect to all of the Covered Shares, and full power of disposition with respect to the Covered Shares, full power to issue instructions with respect to the matters set forth herein and full power to agree to all of the matters set forth in this Agreement, in each case with respect to all the Covered Shares. None of the Covered Shares are subject to any shareholders’ agreement, proxy, voting trust or other agreement, arrangement or Lien with respect to the voting of the Covered Shares, except as expressly provided herein (including Permitted Liens) or in the Investor Rights Agreement of Parent.

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14.3         Non-Contravention; Consents. Neither the execution and delivery of this Agreement by the Shareholder nor the consummation of the transactions contemplated hereby nor compliance by the Shareholder with any provisions herein will (a) if the Shareholder is not an individual, violate, contravene or conflict with or result in any breach of any provision of the organizational documents of the Shareholder, (b) require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity on the part of the Shareholder, except for compliance with the applicable requirements of the Securities Act, the Exchange Act or any other securities laws and the rules and regulations promulgated thereunder, (c) violate, conflict with, or result in a breach of or default under any provisions of, or require any consent, waiver or approval under any of the terms, conditions or provisions of any material Contract to which the Shareholder is a party or by which the Shareholder or any of the Covered Shares may be bound, (d) result in the creation or imposition of any Lien (other than any Lien created by Parent or Merger Sub or the Permitted Liens) on any asset of the Shareholder or (e) violate any Law applicable to the Shareholder or by which any of the Covered Shares are bound, except, in the case of each of the clauses above, as would not, individually or in the aggregate, reasonably be expected to prevent, impair or materially delay the consummation by the Shareholder of the transactions contemplated by this Agreement or otherwise prevent, impair or materially delay the Shareholder’s ability to perform its obligations hereunder.

14.4         No Proceedings. As of the date hereof, there is no Proceeding pending against or, to the knowledge of the Shareholder, threatened against the Shareholder or any of the Shareholder’s properties or assets (including any of the Covered Shares) that would, individually or in the aggregate, reasonably be expected to prevent, impair or materially delay the consummation by the Shareholder of the transactions contemplated by this Agreement or otherwise prevent, impair or materially delay the Shareholder’s ability to perform its obligations hereunder.

14.5         Acknowledgment of the Terms and Conditions. The Shareholder has been represented by or had opportunity to be represented by independent counsel, and to the extent the Shareholder is not an individual, such Shareholder’s authorized officers have carefully read and fully understood this Agreement and the Merger Agreement.

14.6         No Finder’s Fees. No broker, investment banker, financial advisor, finder, agent or other Person is entitled to any broker’s, finder’s, financial adviser’s or other similar fee or commission in connection with this Agreement based upon the arrangements made by or on behalf of the Shareholder in his or its capacity as such.

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15.          Representations and Warranties of the Company. The Company represents and warrants to each Shareholder that:

15.1         Due Organization; Authority. The Company is duly organized, validly existing and in good standing under the Laws of the State of Israel. The Company has the requisite power and authority to enter into and to perform its obligations under this Agreement. The execution and delivery of this Agreement by the Company and performance of its obligations hereunder and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of the Company, and no other corporate proceedings on the part of the Company are necessary to authorize the execution, delivery and performance of this Agreement by the Company or to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered on behalf of the Company and, assuming the due authorization, execution and delivery of this Agreement on behalf of each Shareholder, constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Limitations.

15.2         Non-Contravention; Consents. Neither the execution and delivery of this Agreement by the Company nor the consummation of the transactions contemplated hereby nor compliance by the Company with any provisions herein will (a) violate, contravene or conflict with or result in any breach of any provision of the Company Governing Documents, (b) require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity on the part of the Company, except for compliance with the applicable requirements of the Securities Act, the Exchange Act or any other securities laws and the rules and regulations promulgated thereunder, (c) violate, conflict with, or result in a breach of or default under any provisions of, or require any consent, waiver or approval under any of the terms, conditions or provisions of any material Contract to which the Company is a party or by which the Company may be bound, (d) result in the creation or imposition of any Lien on any asset of the Company or (e) violate any Law applicable to the Company, except, in the case of each of the clauses above, as would not, individually or in the aggregate, reasonably be expected to prevent, impair or materially delay the consummation by the Company of the transactions contemplated by this Agreement or otherwise prevent, impair or materially delay the Company’s ability to perform its obligations hereunder.

15.3         No Proceedings. There is no Proceeding pending against or, to the knowledge of the Company, threatened against the Company that would, individually or in the aggregate, reasonably be expected to prevent, impair or materially delay the consummation by the Company of the transactions contemplated by this Agreement or otherwise prevent, impair or materially delay the Company’s ability to perform its obligations hereunder.

16.           Termination. Unless earlier terminated by the written consent of the Company (in its sole and absolute discretion), this Agreement shall terminate automatically and shall have no further force or effect as of the Expiration Time. Upon termination of this Agreement, no Party shall have any further obligations or liabilities under this Agreement; provided, however, that (i) nothing set forth in this Section 7 shall relieve any Party from liability for fraud or any willful breach of this Agreement prior to termination hereof and (ii) the provisions of this Section 7 and Section 9 shall survive any termination of this Agreement. In the event that the Company terminates any other voting agreement entered into in connection with the Merger Agreement or the Merger, this Agreement shall automatically terminate.

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17.           Reliance. Each Shareholder understands and acknowledges that the Company is entering into the Merger Agreement in reliance upon such Shareholder’s execution, delivery and performance of this Agreement.

18.           Miscellaneous.

18.1         Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the Parties agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.

18.2         Binding Effect and Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any Party (whether by operation of Law or otherwise) without the prior written consent of the other Party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective permitted successors and assigns. Any assignment in violation of this Section 9.2 shall be void.

18.3         Amendments and Waivers. Any provision of this Agreement may be amended, modified, supplemented or waived if, but only if, such amendment, modification, supplement or waiver is in writing and is signed, in the case of an amendment, modification or supplement by each Party to this Agreement or, in the case of a waiver, by each Party against whom the waiver is to be effective. No failure or delay by any Party to assert any of its rights under this Agreement or otherwise shall constitute a waiver of such rights.

18.4         Specific Performance; Injunctive Relief. The Parties agree that irreparable injury, for which monetary damages (even if available) would not be an adequate remedy, will occur in the event that any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached. Accordingly, it is agreed that each Party shall be entitled to an injunction or injunctions to prevent or remedy any breaches or threatened breaches of this Agreement by any other Party, a decree or order of specific performance specifically enforcing the terms and provisions of this Agreement and any further equitable relief, in each case in accordance with Section 9.6, this being in addition to any other remedy to which such Party is entitled under the terms of this Agreement at law or in equity. The Parties’ rights in this Section 9.4 are an integral part of the transactions contemplated hereby and each Party hereby waives any objections to any remedy referred to in this Section 9.4 (including any objection on the basis that there is an adequate remedy at Law or that an award of such remedy is not an appropriate remedy for any reason at Law or equity). For avoidance of doubt, each Party agrees that there is not an adequate remedy at Law for a breach of this Agreement by any Party. In the event any Party seeks any remedy referred to in this Section 9.4, such Party shall not be required to obtain, furnish, post or provide any bond or other security in connection with or as a condition to obtaining any such remedy.

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18.5         Notices. All notices, consents and other communications hereunder shall be in writing and shall be given in the manner described in Section 9.4 of the Merger Agreement, addressed as follows: (i) if to the Company, to its address or email address set forth in Section 9.4 of the Merger Agreement, and (ii) if to a Shareholder, to such Shareholder’s address or email address set forth on a signature page hereto, or to such other address or email address as such Party may hereafter specify for the purpose by notice to each other Party hereto.

18.6         Applicable Law; Jurisdiction of Disputes. This Agreement and any dispute, controversy or claim arising out of, relating to or in connection with this Agreement shall be governed by and construed and enforced in accordance with the Laws of the State of Delaware, USA, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or otherwise) that would cause the application of the Laws of any other jurisdiction; except that provisions related to the internal affairs of the Company, the fiduciary and other duties of its directors, the procedures for implementing, and effects of, the Merger, and all other provisions of, or transactions contemplated by, this Agreement that are expressly or otherwise required to be governed by the Laws of the State of Israel shall be governed by such Laws. Each of the Parties hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks jurisdiction, the Federal court of the United States of America sitting in Delaware, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby or for recognition or enforcement of any judgment relating thereto, and each of the Parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding, except in the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks jurisdiction, the Federal court of the United States of America sitting in Delaware, and any appellate court from any thereof; (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks jurisdiction, the Federal court of the United States of America sitting in Delaware, and any appellate court from any thereof; (iii) waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any such action or proceeding in such courts; and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in such courts. Notwithstanding the foregoing, with respect to any action or proceeding arising out of this Agreement or any of the transactions contemplated hereby that primarily relate to Israeli Law matters, each of the parties hereto (x) consents to submit itself to the personal jurisdiction of the courts of Tel-Aviv, Israel, and (y) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court. Each of the Parties agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law. Each Party irrevocably consents to service of process inside or outside the territorial jurisdiction of the courts referred to in this Section 9.6 in the manner provided for notices in Section 9.5. Nothing in this Agreement will affect the right of any Party to serve process in any other manner permitted by applicable Law.

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18.7         Waiver of Jury Trial. EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.7.

18.8         Entire Agreement. This Agreement, together with the Merger Agreement contains the entire understanding of the Parties in respect of the subject matter hereof, and supersedes all prior negotiations and understandings between the Parties with respect to such subject matter.

18.9         Counterparts. This Agreement may be executed manually or by other electronic transmission by the Parties, in any number of counterparts, each of which shall be considered one and the same agreement and shall become effective when a counterpart hereof shall have been signed by each of the Parties and delivered to the other Parties. The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in .pdf or DocuSign format shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

18.10       Interpretation. When a reference is made in this Agreement to sections, such reference shall be to a section of this Agreement, unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.” As used in this Agreement, the term “affiliates” shall have the meaning set forth in Rule 12b-2 of the Exchange Act; provided, that no direct or indirect portfolio companies (as such term is understood in the private equity industry) or investments of or affiliated with any Shareholder of any of its Affiliates shall be deemed or treated as an Affiliate of such Shareholder. The word “extent” and the phrase “to the extent” when used in this Agreement shall mean the degree to which a subject or other things extends, and such word or phrase shall not merely mean “if.” The term “or” is not exclusive, and shall be interpreted as “and/or.” The phrases “the date of this Agreement,” “the date hereof,” “of even date herewith” and terms of similar import, shall be deemed to refer to the date set forth in the preamble to this Agreement. The headings set forth in this Agreement or any schedule delivered pursuant to this Agreement are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or such schedule or any term or provision hereof or thereof. All references herein to the Subsidiaries of a Person shall be deemed to include all direct and indirect Subsidiaries of such Person, unless otherwise indicated or the context otherwise requires. A reference to any specific Law or to any provision of any Law, whether or not followed by the phrase “as amended,” includes any amendment to, and any modification, re-enactment or successor thereof, any legislative provision substituted therefor and all rules, regulations and statutory instruments issued thereunder or pursuant thereto, except that, for purposes of any representations and warranties in this Agreement that are made as a specific date, references to any specific Law will be deemed to refer to such legislation or provision (and all rules, regulations and statutory instruments issued thereunder or pursuant thereto) as of such date. The Parties agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

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18.11       Capacity as Shareholder. No person executing this Agreement who is or becomes an officer or director of the Company makes any agreement or understanding herein in his or her capacity as such officer or director. Each Shareholder signs solely in his, her or its capacity as the record and beneficial owner of the Covered Shares. Nothing herein shall limit or affect any actions taken by any Shareholder or any officer, director, employee, affiliate or representative of any Shareholder solely in his or her capacity as an officer or director of the Company, including without limitation, exercising his or her fiduciary duties in connection thereto.

18.12       Adjustments. After the date of this Agreement and prior to the termination of this Agreement in accordance with Section 7, in the event of an Adjustment, the term “Covered Shares” shall be deemed to refer to and include any stock (or share) and any securities into which or for which any or all of such stock (or share) and securities may be changed or exchanged or which are received in such Adjustment.

18.13       Expenses. All costs and expenses incurred in connection with this Agreement shall be paid by the Party incurring such cost or expense.

18.14       No Agreement Until Executed. This Agreement shall not be effective unless and until (i) the Merger Agreement is executed and delivered by all parties thereto and (ii) this Agreement is executed and delivered by all Parties.

18.15       Further Assurances. Each Shareholder will execute and deliver, or cause to be executed and delivered, all further documents and instruments and use such Shareholder’s reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Law, to perform such Shareholder’s obligations under this Agreement.

18.16       No Third Party Beneficiaries. Nothing in this Agreement shall confer any rights upon any Person other than the Parties and each such Party’s respective heirs, successors and permitted assigns, except as otherwise set forth herein.

18.17       Non-Survival of Representations and Warranties. The respective representations and warranties of the Shareholders and the Company contained herein shall not survive the closing of the transactions contemplated hereby and by the Merger Agreement.

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18.18      Non-Recourse. Notwithstanding anything herein to the contrary, this Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or to the extent related to this Agreement may only be brought against the entities that are expressly named as Parties hereto and their respective successors and assigns. Except as set forth in the immediately preceding sentence, no past, present or future director, officer, manager, employee, incorporator, member, partner, stockholder, equityholder, controlling person, Affiliate, agent, attorney, advisor or representative of any Party hereto, and no past, present or future director, officer, manager, employee, incorporator, member, partner, stockholder, equityholder, controlling person, Affiliate, agent, attorney, advisor or representative of any of the foregoing (each, a “Non-Recourse Party”) shall have any liability for any obligations or liabilities of any Party hereto under this Agreement (whether in tort, contract or otherwise). The Parties acknowledge and agree that the Non-Recourse Parties are third party beneficiaries of this Section 9.18, each of whom may enforce the provisions thereof.

[Signature Page Follows]

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IN WITNESS WHEREOF, the Parties have executed this Voting Agreement as of the date first above written.

ironsource ltd.

By:
Name:
Title:

[●]

By:
Name:
Address:
E-mail:

[Signature Page to Voting Agreement]

Schedule A

Covered Shares

Name of Shareholder	Number of Parent Shares
[●]	[●]

Annex D

FORM OF

REGISTRATION RIGHTS AGREEMENT

BY AND AMONG

UNITY SOFTWARE INC.

AND

THE HOLDERS

DATED AS OF [●], 2022

Table of contents

Page

ARTICLE I DEFINITIONS		1
1.1	Defined Terms	1
ARTICLE II INTERPRETATION		3
2.1	General Interpretive Principles	3
ARTICLE III SHELF REGISTRATION		3
3.1	Shelf Registration	3
3.2	Registration Statement Form	3
3.3	Conversion to Form S-3	3
ARTICLE IV SUSPENSION PERIODS		3
4.1	Company Suspension Period	3
ARTICLE V REGISTRATION PROCEDURES		4
5.1	Company Obligations	4
5.2	Holder Obligations	6
ARTICLE VI INDEMNIFICATION		6
6.1	Indemnification by the Company	6
6.2	Indemnification by the Holders	7
6.3	Notice of Claims, Etc.	7
6.4	Contribution	8
ARTICLE VII REGISTRATION EXPENSES		8
7.1	Registration Expenses	8
ARTICLE VIII MISCELLANEOUS		9
8.1	Notice Generally	9
8.2	Rule 144 and Regulation S Compliance	10
8.3	Additional Rights	10
8.4	Limitations on Registration Rights	10
8.5	Successors and Assigns	10
8.6	Amendments; Waivers	11
8.7	Calculations of Beneficial Ownership	11
8.8	No Third Party Beneficiaries	11
8.9	Remedies	11
8.10	Termination of Registration Rights	11
8.11	Severability	11
8.12	Headings	12
8.13	Governing Law; Jurisdiction	12
8.14	Counterparts and Facsimile Execution	12
8.15	Entire Agreement	12
8.16	Further Assurances	12
8.17	Authorship	12

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REGISTRATION RIGHTS AGREEMENT

This REGISTRATION RIGHTS AGREEMENT (this agreement, as it may be amended, supplemented or restated from time to time in accordance with its terms, this “Agreement”), dated as of [●], 2022, by and among Unity Software Inc., a Delaware corporation (the “Company”), and the Holders (as hereinafter defined).

Article I

DEFINITIONS

Section 1.1     Defined Terms.

As used in this Agreement, the following capitalized terms (in their singular and plural forms, as applicable) have the following meanings:

“Action” has the meaning assigned to such term in Section 6.3.

“Affiliate” of a Person means any Person that, directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, such other Person. For purposes of this definition, the term “control” (including the terms “controlling,” “controlled by” and “under common control with”) means the possession, direct or indirect, of the power to cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Agreement” has the meaning assigned to such term in the introductory paragraph to this Agreement.

“Business Day” means each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banking institutions in the Borough of Manhattan, The City of New York are authorized or obligated by law or executive order to close.

“Closing” has the meaning assigned to such term in the Merger Agreement.

“Commission” means the United States Securities and Exchange Commission and any successor United States federal agency or governmental authority having similar powers and the staff thereof.

“Common Stock” means the common stock, par value US$0.000005 per share, of the Company or any capital stock of the Company or any successor into which such Common Stock is reclassified or reconstituted.

“Company” has the meaning assigned to such term in the introductory paragraph to this Agreement.

“Company Indemnified Person” has the meaning assigned to such term in Section 6.2.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, or any successor statute, and the rules and regulations of the Commission thereunder.

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“Holders” means the Person named on Schedule I hereto and any transferee of Registrable Securities that succeeds to the rights hereunder pursuant to Section 8.5.

“Indemnified Person” has the meaning assigned to such term in Section 6.1.

“Indemnitee” has the meaning assigned to such term in Section 6.3.

“Investor Rights Agreement” means the Amended and Restated Investor Rights Agreement, dated as of May 7, 2019, by and among the Company and the other parties thereto.

“Loss” and “Losses” have the meanings assigned to such terms in Section 6.1.

“Merger Agreement” means the Agreement and Plan of Merger, dated as of July 13, 2022, by and among the Company, Ursa Aroma Merger Subsidiary Ltd. and ironSource Ltd.

“Person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Prospectus” means the prospectus included in any Registration Statement, all amendments and supplements to such prospectus and all material incorporated by reference in such prospectus.

“register,” “registered” and “registration” mean a registration effected by preparing and filing with the Commission a Registration Statement on an appropriate form in compliance with the Securities Act, and the declaration or order of the Commission of the effectiveness of such Registration Statement under the Securities Act.

“Registrable Securities” means (i) the shares of Common Stock issued to the Holders pursuant to the Merger Agreement, (ii) any shares of Common Stock issued or issuable with respect to any shares described in clause (i) by way of a stock dividend, stock split or combination of shares, (iii) any securities into which the shares of Common Stock described in clauses (i) or (ii) may be converted or exchanged pursuant to any merger, consolidation, sale of assets, corporate conversion, reclassification, recapitalization, share exchange, reorganization or other extraordinary transaction of the Company, and (iv) any securities issued in replacement of or exchange for any of the securities described in clauses (i), (ii) or (iii); provided, however, that any particular securities shall cease to constitute “Registrable Securities” for purposes of this Agreement to the extent that: (a) a Registration Statement with respect to the sale of such Registrable Securities shall have become effective under the Securities Act and such Registrable Securities shall have been disposed of pursuant to such effective Registration Statement, (b) such Registrable Securities shall have been distributed, sold or otherwise transferred to any Person (other than an Affiliate or a direct or indirect equity owner of such Holder) pursuant to Rule 144, Regulation S or another applicable exemption from the Securities Act, and shall no longer bear a legend restricting transfer under the Securities Act and subsequent public distribution of them shall not require registration under the Securities Act, (c) such Registrable Securities are no longer outstanding or (d) with respect to the Registrable Securities held by any Holder, together with its Affiliates, the date on which such Holder, together with its Affiliates, is permitted to sell such Registrable Securities pursuant to Rule 144 with no volume or manner of sale limitations thereunder and with no requirement for the Company to be in compliance with the current public information requirement under Rule 144(c)(1).

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“Registration Statement” means any registration statement of the Company filed with, or to be filed with, the Commission under the rules and regulations promulgated under the Securities Act, including the Prospectus, amendments and supplements to such registration statement, including pre- and post-effective amendments, and all exhibits and all material incorporated by reference in such registration statement.

“Regulation S” means Regulation S (or any successor thereto) promulgated under the Securities Act.

“Rule 144” means Rule 144 (or any successor thereto) promulgated under the Securities Act.

“Rule 415” means Rule 415 (or any successor thereto) promulgated under the Securities Act.

“Securities Act” means the Securities Act of 1933, as amended, or any successor statute, and the rules and regulations of the Commission thereunder.

“Selling Stockholder Questionnaire” means the selling stockholder questionnaire substantially in the form attached as Exhibit A hereto.

“Suspension Period” has the meaning assigned to such term in Section 4.1(a).

Article II

INTERPRETATION

Section 2.1     General Interpretive Principles. Whenever used in this Agreement, except as otherwise expressly provided or unless the context otherwise requires, any noun or pronoun shall be deemed to include the plural as well as the singular and to cover all genders. The name assigned to this Agreement and the Section captions used herein are for convenience of reference only and shall not be construed to affect the meaning, construction or effect hereof. Unless otherwise specified, the terms “hereof,” “herein,” “hereunder” and similar terms refer to this Agreement as a whole (including the exhibits and schedules hereto), and references herein to “Sections” refer to Sections of this Agreement. The words “include,” “includes” and “including,” when used in this Agreement, shall be deemed to be followed by the words “without limitation.”

Article III

SHELF REGISTRATION

Section 3.1     Shelf Registration. Subject to the other provisions hereof, including Article IV, as soon as reasonably practicable following the Closing, and in any event within thirty (30) days thereof, the Company shall file a Registration Statement or a prospectus supplement to an existing Registration Statement permitting the resale from time to time on a delayed or continuous basis pursuant to Rule 415 by the Holders of the Registrable Securities for which the Company has received completed Selling Stockholder Questionnaires. Subject to the other provisions hereof, including Article IV, the Company shall use its reasonable best efforts to cause such Registration Statement to become effective under the Securities Act, if applicable, as promptly as practicable after the filing thereof with the Commission and to keep such Registration Statement current and effective (including by preparing and filing with the Commission such amendments and supplements as may be necessary to keep such Registration Statement current and effective) for a period necessary for the completion of the resale of the Registrable Securities registered thereon.

Section 3.2     Registration Statement Form. The Registration Statement filed pursuant to Section 3.1 shall be filed on (a) Form S-3, if the Company is then eligible to file a Registration Statement on Form S-3 with respect to the registration of the Registrable Securities (pursuant to the General Instructions to Form S-3) (“S-3 Eligible”), which Form S-3 shall be filed as an automatically effective Registration Statement if the Company is eligible for such filing, or (b) any other appropriate form under the Securities Act for the type of offering contemplated by a Holder, if the Company is not then S-3 Eligible.

Section 3.3     Conversion to Form S-3. If the Registration Statement filed pursuant to Section 3.1 is not filed on a Form S-3 pursuant to Section 3.2(a) because the Company is not S-3 Eligible, then the Company shall use reasonable best efforts to convert any such filed Registration Statement to a Form S-3 Registration Statement as soon as reasonably practicable after the Company is eligible to use Form S-3; provided that the Company shall maintain the effectiveness of the Registration Statement then in effect until such time as a Registration Statement on Form S-3 covering the Registrable Securities has been declared effective by the Commission.

Article IV

SUSPENSION PERIODS

Section 4.1     Company Suspension Period.

(a)        Notwithstanding anything to the contrary in this Agreement, if the Company determines in good faith that it would be materially detrimental to the Company and its stockholders for a Registration Statement to be filed pursuant to this Agreement or to either become effective or remain effective for as long as such Registration Statement otherwise would be required to remain effective, or to allow the Holders to sell securities pursuant to such Registration Statement, because such action would, (i) materially interfere with a significant acquisition, corporate reorganization, or other similar transaction involving the Company; (ii) based on the reasonable advice of the Company’s counsel, require premature disclosure of material non-public information that the Company has a bona fide business purpose for preserving as confidential; (iii) require the inclusion or filing of pro forma financial statements, which requirement the Company is not reasonably able to comply with at such time; or (iv) render the Company unable to comply with the requirements under the Securities Act or the Exchange Act, then the Company shall have the right to defer taking action with respect to such filing, and/or to require the Holders not to sell securities pursuant to a Registration Statement or otherwise suspend the use or effectiveness of such Registration Statement, for a period of not more than fourty five (45) days (a “Suspension Period”) after the notice to the Holders is given; provided, however, that the Company may not invoke this right more than two (2) times in any twelve (12) month period; and provided further that the Company shall not register any securities for its own account or that of any other stockholder during such Suspension Period.

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(b)        In the event of any suspension pursuant to this Article IV, the Company shall use its reasonable best efforts to keep Holders apprised of the estimated length of the anticipated delay. Upon notice by the Company to the Holders of any determination to commence a Suspension Period, the Holders shall, except as required by applicable law, including any disclosure obligations under Section 13 of the Exchange Act, keep the fact of any such Suspension Period strictly confidential, and during any Suspension Period, promptly halt any offer, sale, trading or transfer of any Registrable Securities for the duration of the Suspension Period under the applicable Registration Statement until the Company has provided notice to the Holders that the Suspension Period has been terminated. The Company will notify the Holders promptly in writing upon the termination of the Suspension Period.

(c)        The Company shall, as promptly as reasonably practicable following the termination of a Suspension Period, prepare and file a Registration Statement or post-effective amendment or supplement to the applicable Registration Statement or prospectus, or any document incorporated therein by reference, or prepare and file any other required document so that, as thereafter delivered to purchasers of the Registrable Securities included therein, the prospectus will not include a material misstatement or omission and will be effective and useable for resale of Registrable Securities.

Article V

REGISTRATION PROCEDURES

Section 5.1     Company Obligations. Whenever the Company is required pursuant to this Agreement to register Registrable Securities, it shall:

(a)        provide the Holders and their respective counsel a reasonable opportunity to review any Registration Statement or prospectus supplement to be prepared and filed pursuant to this Agreement prior to the filing thereof with the Commission and consider their comments in good faith;

(b)        furnish to the Holders such number of conformed copies of such Registration Statement and of each such amendment thereto (in each case including all exhibits thereto, except that the Company shall not be obligated to furnish to any such Holder more than two copies of such exhibits), such number of copies of the Prospectus included in such Registration Statement (including each preliminary Prospectus and each supplement thereto), and such number of the documents, if any, incorporated by reference in such Registration Statement or Prospectus, as the Holders reasonably may request;

(c)        on or prior to the date on which the applicable Registration Statement becomes effective, use its reasonable best efforts to register or qualify the Registrable Securities covered by such Registration Statement under such securities or “blue sky” laws of such jurisdictions as the Holders reasonably shall request, except that the Company shall not, for any such purpose, be required to qualify generally to do business as a foreign corporation in any jurisdiction in which it is not obligated to be so qualified, or to subject itself to taxation in any such jurisdiction, or to consent to general service of process in any such jurisdiction;

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(d)        promptly notify the Holders, at any time when a Prospectus or Prospectus supplement relating thereto is required to be delivered under the Securities Act, upon the Company becoming aware that, or upon the occurrence of any event as a result of which, the Prospectus included in such Registration Statement, as then in effect, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, which untrue statement or omission requires amendment of the Registration Statement or supplementing of the Prospectus, and, as promptly as practicable (subject to Article IV), prepare and file with the Commission and any other appropriate authorities in the applicable jurisdictions, and furnish without charge to the Holders a reasonable number of copies of, a supplement or amendment to such Prospectus as may be necessary so that, as thereafter delivered to the purchasers of such Registrable Securities, such Prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that with respect to Registrable Securities registered pursuant to such Registration Statement, each Holder agrees that it shall not enter into any transaction for the sale of any Registrable Securities pursuant to such Registration Statement during the time after the furnishing of the Company’s notice that the Company is preparing a supplement to or an amendment of such Prospectus or Registration Statement and until the filing and effectiveness thereof;

(e)        promptly notify the Holders of any request by the Commission or any other federal or state governmental authority for amendments or supplements to such Registration Statement or related Prospectus;

(f)         promptly notify the Holders of the issuance by the Commission or any other federal or state governmental authority of any stop order suspending the effectiveness of such Registration Statement or the use of any Prospectus or the initiation of any proceedings for that purpose;

(g)        use reasonable best efforts to prevent the issuance of any stop order suspending the effectiveness of the Registration Statement or of any order preventing or suspending the use of any preliminary or final Prospectus and, if any such order is issued, use reasonable best efforts to obtain the withdrawal of any such order at the earliest possible moment;

(h)       use its reasonable best efforts to cause all Registrable Securities covered by the applicable Registration Statement to be listed or quoted on a national securities exchange or trading system and each securities exchange and trading system, if any, on which similar securities issued by the Company are then listed or quoted (which shall be the New York Stock Exchange at Closing);

(i)        reasonably cooperate with the Holders to facilitate the removal or modification of any restrictive legends attached to any Registrable Securities registered hereunder; and

(j)         provide and cause to be maintained a transfer agent and registrar for all Registrable Securities covered by the applicable Registration Statement.

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Section 5.2            Holder Obligations. Each Holder agrees that it shall (and each Holder acknowledges and agrees that the Company’s obligations hereunder shall be subject to the Holder’s compliance with the following obligations) furnish to the Company a completed Selling Stockholder Questionnaire and promptly thereafter notify the Company of any changes to such information that would be required to be updated in a Registration Statement filed under this Agreement, including promptly notifying the Company if it becomes aware of any information regarding such Holder or its intended plan and method of distribution, as a result of which a Prospectus included in a Registration Statement hereunder, as then in effect, includes an untrue statement of material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and which untrue statement or omission requires amendment of the Registration Statement or supplementing of the Prospectus.

Article VI

INDEMNIFICATION

Section 6.1            Indemnification by the Company. The Company shall indemnify and hold harmless to the fullest extent permitted by law each Holder, such Holder’s Affiliates and their respective officers, directors, managers, partners, members and representatives, and each of their respective successors and assigns, and each other Person, if any, who controls such Holder (each such Person being sometimes referred to as an “Indemnified Person”), against any and all losses, claims, damages, liabilities (joint or several) and reasonable expenses (including reasonable costs of investigations and reasonable legal expenses) (each a “Loss” and collectively “Losses”), to which such Indemnified Person may become subject, to the extent that such Losses arise out of or are based upon (A) any untrue statement or alleged untrue statement of any material fact contained in any Registration Statement in which such Registrable Securities were included for registration under the Securities Act, including any preliminary or summary Prospectus or any final Prospectus included in such Registration Statement (or any amendment or supplement to such Registration Statement or Prospectus) or any document incorporated by reference therein, or (B) any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein (in the case of the Prospectus or any preliminary Prospectus in light of the circumstances under which they were made) not misleading; provided, however, that the Company shall have no obligation to provide any indemnification or reimbursement hereunder for any Losses arising out of or based on (i) an untrue statement or alleged untrue statement or omission or alleged omission made in such Registration Statement, preliminary Prospectus, final Prospectus, amendment or supplement, in reliance upon and in conformity with written information furnished to the Company or its representatives by or on behalf of such Holder or other Indemnified Party expressly for inclusion in such Registration Statement, preliminary Prospectus, final Prospectus, amendment or supplement (a “Holder Fault”), or (ii) in the case of a sale directly by a Holder of Registrable Securities, if the Company, in accordance with Section 5.1(d), notified such Holder that a Prospectus included an untrue statement of material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading and corrected such misstatement or omission in an amended or supplemented Prospectus provided to such Holder prior to the confirmation of the sale of the Registrable Securities to the Person asserting any such Loss, and such Holder failed to deliver a copy of the amended or supplemented Prospectus at or prior to such confirmation of sale.

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Section 6.2            Indemnification by the Holders. Each Holder shall, severally and not jointly, indemnify and hold harmless the Company, the Company’s controlled Affiliates and their respective officers, directors, managers, partners and representatives, and each of their respective successors and assigns (each such Person being sometimes referred to as a “Company Indemnified Person”), against Losses to which the Company or any such Persons may become subject, to the extent that such Losses (or related actions or proceedings) arise out of or are based upon any Holder Fault; provided, that in no event shall the aggregate amounts payable by any Holder by way of indemnity or contribution under this Section 6.2 or Section 6.4 exceed the proceeds from the sale of Registrable Securities pursuant to the Registration Statement or Prospectus received by such Holder (net of any selling expenses paid by such Holder), except in the case of fraudulent misrepresentation or willful misconduct by such Holder.

Section 6.3            Notice of Claims, Etc. Promptly after receipt by any Person entitled to indemnity under Section 6.1 or Section 6.2 (an “Indemnitee”) of notice of the commencement of any action or proceeding (an “Action”) involving a claim referred to in such Sections, such Indemnitee shall, if indemnification is sought against an indemnifying party, give written notice to such indemnifying party of the commencement of such Action; provided, however, that the failure of any Indemnitee to give said notice shall not relieve the indemnifying party of its obligations under Section 6.1 or Section 6.2, except to the extent that the indemnifying party is actually prejudiced by such failure. In case an Action is brought against any Indemnitee, and such Indemnitee notifies the indemnifying party of the commencement thereof, each indemnifying party shall be entitled to participate therein and, to the extent it elects to do so by written notice delivered to the Indemnitee reasonably promptly after receiving the aforesaid notice, to assume the defense thereof with counsel selected by such indemnifying party and reasonably satisfactory to such Indemnitee; provided, however, that the Company in any event shall have the right to, as the case may be, retain or assume control of the defense of any Action brought against the Company. Notwithstanding the foregoing, the Indemnitee shall have the right to employ its own counsel in any such case, but the fees and expenses of such counsel shall be at the expense of such Indemnitee, unless (i) the indemnifying party shall not have employed counsel to take charge of the defense of such Action, reasonably promptly after notice of the commencement thereof or (ii) such Indemnitee reasonably shall have concluded that there may be defenses available to it that are different from or additional to those available to the indemnifying party that, if the indemnifying party and the Indemnitee were to be represented by the same counsel, could result in a conflict of interest for such counsel or materially prejudice the prosecution of the defenses available to such Indemnitee. If any of the events specified in clauses (i) or (ii) of the preceding sentence shall have occurred or otherwise shall be applicable, then the fees and expenses of counsel for the Indemnitee shall be borne by the indemnifying party; it being understood, however, that the indemnifying party shall not, in connection with any one such claim or proceeding, or separate but substantially similar or related claims or proceedings arising out of the same general allegations or circumstances, be liable for the fees and expenses of more than one separate firm of attorneys (together with appropriate local counsel) at any time for all Indemnitees hereunder, or for fees and expenses that are not reasonable. Anything in this Section 6.3 to the contrary notwithstanding, an indemnifying party shall not be liable for the settlement of any action effected without its prior written consent. No indemnifying party shall, without the prior written consent of the Indemnitee (which consent shall not be unreasonably withheld or delayed), consent to entry of any judgment or enter into any settlement or compromise, with respect to any pending or threatened action or claim in respect of which the Indemnitee would be entitled to indemnification or contribution hereunder (whether or not the Indemnitee is an actual party to such action or claim), which (i) does not include as a term thereof the unconditional release of the Indemnitee from all liability in respect of such action or claim or (ii) includes an admission of fault, culpability or a failure to act by or on behalf of the Indemnitee.

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Section 6.4            Contribution. If the indemnification provided for in this Article VI is unavailable or insufficient to hold harmless an Indemnitee in respect of any Losses, then each indemnifying party shall, in lieu of indemnifying such Indemnitee, contribute to the amount paid or payable by such Indemnitee as a result of such Losses in such proportion as appropriate to reflect the relative fault of the indemnifying party, on the one hand, and the Indemnitee, on the other hand, which relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by such Indemnitee or indemnifying party, and such parties’ relative intent, knowledge, access to information and opportunity to correct or mitigate the damage in respect of or prevent the untrue statement or omission giving rise to such indemnification obligation. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who is not guilty of such fraudulent misrepresentation.

Article VII

REGISTRATION EXPENSES

Section 7.1            Registration Expenses. The Company shall pay all expenses incident to the Company’s performance of or compliance with this Agreement, including (i) all registration and filing fees, (ii) all fees and expenses of compliance with state securities or “blue sky” laws (including reasonable fees and disbursements of counsel in connection with “blue sky” laws qualifications of the Registrable Securities), (iii) printing, duplicating, distribution, mailing and delivery expenses, (iv) internal expenses of the Company (including all salaries and expenses of its officers and employees performing legal or accounting duties), (v) fees and disbursements of counsel for the Company and fees and expenses of independent certified public accountants retained by the Company, (vi) the reasonable fees and expenses of any special experts retained by the Company, (vii) fees and expenses in connection with listing, if applicable, the Registrable Securities on a securities exchange, (xiii) fees and disbursements of the registrar and transfer agent of the Common Stock, and (xiv) reasonable fees and expenses of one counsel to the selling stockholders (such fees and expenses of counsel in an aggregate amount not to exceed $50,000). Notwithstanding the foregoing, in connection any offerings pursuant to a Registration Statement filed in accordance with this Agreement, each Holder shall pay (a) any fees and expenses of brokers or counsel (other than the one counsel referenced above) to such Holder and (b) any applicable transfer or similar taxes.

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Article VIII

MISCELLANEOUS

Section 8.1            Notice Generally. Any notice, request, consent, approval, declaration, delivery or other communication hereunder to be made pursuant to the provisions of this Agreement shall be deemed sufficiently given or made if in writing and signed by the party making the same, and either delivered in person with receipt acknowledged or sent by registered or certified mail, return receipt requested, postage prepaid, or by electronic mail (with receipt acknowledged), addressed as follows:

(a)               if to any Holder, addressed to it at the address set forth next to such Holder’s name on Schedule I attached hereto; and

(b)              and if to the Company, at:

Unity Software Inc. 30 3rd Street San Francisco, CA 94103 Attn: Nora Go, Assistant Corporate Secretary Email: norag@unity3d.com with copies to:

Morrison & Foerster LLP 425 Market Street San Francisco, CA 94105 Attn: Eric T. McCrath David Slotkin Email: EMcCrath@mofo.com dslotkin@mofo.com

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or at such other address as may be substituted by notice given as herein provided. The giving of any notice required hereunder may be waived in writing by the party entitled to receive such notice. Every notice, request, consent, approval, declaration, delivery or other communication hereunder shall be deemed to have been duly given or served and received on the date on which personally delivered, with receipt acknowledged, delivered via electronic mail, with receipt acknowledged, or three (3) Business Days after the same shall have been deposited in the United States mail (by registered or certified mail, return receipt requested, postage prepaid), whichever is earlier.

Section 8.2            Rule 144 and Regulation S Compliance. The Company covenants that it will use reasonable best efforts to (a) timely file the reports required to be filed by it under the Securities Act and the Exchange Act and the rules and regulations adopted by the Commission thereunder (or, if the Company is not required to file such reports, it will, upon the reasonable request of any Holder, use reasonable best efforts to make publicly available such necessary information for so long as necessary to permit sales pursuant to Rule 144 or Regulation S), and (b) take such further action as the Holders may reasonably request, all to the extent required from time to time to enable the Holders to sell Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 or Regulation S or any similar rule or regulation hereafter adopted by the Commission. Upon the reasonable request of a Holder, the Company will deliver to such Holder a written statement as to whether it has complied with such requirements.

Section 8.3            Additional Rights. In the event the Company engages in a merger or consolidation in which the Common Stock is converted into securities of another company, appropriate arrangements will be made so that the registration rights provided under this Agreement continue to be provided to the Holders by the issuer of such securities. To the extent such new issuer, or any other company acquired by the Company in a merger or consolidation, was bound by registration rights that would conflict with the provisions of this Agreement, the Company shall modify, or cause to be modified, any such “inherited” registration rights so as not to interfere in any material respects with the rights provided under this Agreement, unless otherwise agreed by the Holders then holding a majority of the then-outstanding Registrable Securities.

Section 8.4            Limitations on Registration Rights. Notwithstanding anything to the contrary provided herein, the rights set forth in this Agreement shall be subordinate to the registration rights set forth in the Investor Rights Agreement.

Section 8.5            Successors and Assigns. Any Holder may assign its rights under this Agreement to (i) any Affiliate transferee of all or a portion of such Holder’s Registrable Securities or (ii) any non-Affiliate transferee of such Holder’s Registrable Securities; provided, that, in the case of a non-Affiliate transferee, after giving effect to such transfer, such non-Affiliate transferee beneficially owns Registrable Securities that represent not less than 1.0% of the outstanding shares of Common Stock as of the date of such transfer; and provided, further, that in each case, such transferee agrees in writing in form and substance reasonably acceptable to the Company to be bound by the terms of this Agreement. Subject to the preceding sentence, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.

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Section 8.6            Amendments; Waivers. This Agreement may be amended, supplemented or otherwise modified and the observance of any term hereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a written instrument executed by the Company and Holders then holding a majority of the Registrable Securities; provided that if (x) any such modification, amendment, supplement, termination or waiver would adversely and disproportionately affect any Holder in a manner different than the Holders voting in favor thereof, for a reason other than a difference in the amount or percentage of Registrable Securities beneficially owned by such Holder, such modification, amendment, supplement, termination or waiver will also require the prior written approval of the holders of a majority of the Registrable Securities held by the Holder(s) so adversely and disproportionately affected. No provision of this Agreement affecting a party may be waived except pursuant to a writing signed by the party so waiving.

Section 8.7            Calculations of Beneficial Ownership. Any calculations of beneficial ownership for purposes of this Agreement shall be calculated in accordance with Rule 13(d) of the Exchange Act.

Section 8.8            No Third Party Beneficiaries. This Agreement is not intended to and shall not confer any rights or remedies on any persons that are not party hereto other than as expressly set forth in Article VI.

Section 8.9            Remedies. It is hereby agreed and acknowledged that it will be impossible to measure in money the damages that would be suffered if the parties fail to comply with any of the obligations herein imposed on them and that in the event of any such failure, an aggrieved Person will be irreparably damaged and will not have an adequate remedy at law. Any such Person shall, therefore, be entitled (in addition to any other remedy to which it may be entitled in law or in equity) to injunctive relief, including specific performance, to enforce such obligations, and if any action should be brought in equity to enforce any of the provisions of this Agreement, none of the parties hereto shall raise the defense that there is an adequate remedy at law.

Section 8.10          Termination of Registration Rights. This Agreement shall automatically terminate as to any Holder at such time when such Holder ceases to hold any Registrable Securities. This Agreement shall terminate automatically, and the Company shall have no further obligations hereunder, at such time when no Holder holds Registrable Securities. The rights and obligations set forth in Article VI shall survive any termination of this Agreement.

Section 8.11          Severability. Wherever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement shall be prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

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Section 8.12          Headings. The headings used in this Agreement are for the convenience of reference only and shall not, for any purpose, be deemed a part of this Agreement.

Section 8.13         Governing Law; Jurisdiction. THIS AGREEMENT SHALL BE GOVERNED EXCLUSIVELY BY, CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK. Each party to this Agreement hereby irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement or any agreements or transactions contemplated hereby may be brought in the courts of the State of New York or of the United States of America for the Southern District of New York and hereby expressly submits to the personal jurisdiction and venue of such courts for the purposes thereof and expressly waives any claim of improper venue and any claim that such courts are an inconvenient forum. Each party hereby irrevocably consents to the service of process of any of the aforementioned courts in any such suit, action or proceeding by the mailing of copies thereof by registered or certified mail, postage prepaid, to the address set forth in Section 8.1, such service to become effective ten days after such mailing.

Section 8.14          Counterparts and Facsimile Execution. This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute one and the same instrument. This Agreement may be executed by electronic (.pdf) signatures and an electronic (.pdf) signature shall constitute an original for all purposes.

Section 8.15          Entire Agreement. This Agreement (i) embodies the entire agreement and understanding between the Company and the Holders in respect of the subject matter contained herein and (ii) supersedes all prior agreements and understandings between the parties with respect to the subject matter of this Agreement.

Section 8.16          Further Assurances. Each of the parties hereto shall execute such documents and perform such further acts as may be reasonably required or desirable to carry out or to perform the provisions of this Agreement.

Section 8.17          Authorship. The parties agree that the terms and language of this Agreement are the result of negotiations among the parties and their respective advisors and, as a result, there shall be no presumption that any ambiguities in this Agreement shall be resolved against any party. Any controversy over construction of this Agreement shall be decided without regard to events of authorship or negotiation

[Remainder of page intentionally left blank.]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

COMPANY:

Unity Software Inc.

By:
Name:
Title:

Signature Page to Registration Rights Agreement

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

HOLDERS:

[●]

By:
Name:	[●]
Title:	[●]

Signature Page to Registration Rights Agreement

Exhibit A

Selling Stockholder Questionnaire

[see attached]

SCHEDULE I:

HOLDER(S)

Name	Address	Number of Registrable Securities
[●]	[●]	[●]

D-1

Schedule 2.3(a)(iv)

Any Company Options the Parties determine could be reasonably expected to result in a failure of the Merger to qualify under Section 368 of the Code shall be settled in cash or Company Ordinary Shares by the Company immediately prior to the Merger.